As filed with the Securities and Exchange Commission on October 28, 2005

Registration No. 333-127343

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DYNCORP INTERNATIONAL LLC

(Exact name of registrant as specified in Its Charter)

Delaware	7389	52-2287126
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Bankruptcy Code Number)	(I.R.S. Employer Identification Number)

Co-Registrants See Next Page c/o DynCorp International LLC 8445 Freeport Parkway Suite 400 Irving, Texas 75063 (817) 302-1460	Michael J. Thorne Chief Financial Officer 8445 Freeport Parkway Suite 400 Irving, Texas 75063 (972) 871-6723
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael R. Littenberg, Esq.

Benjamin M. Polk, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Ph: (212) 756-2000

Fax: (212) 593-5955

Approximate Date of Commencement of Proposed Offer to the Public:    As soon as practicable after this registration statement becomes effective.

If the securities being registered are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering:  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Co-Registrants

Exact Name of Co-Registrant as specified in Its Charter	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

DIV Capital Corporation (Co-Issuer)	Delaware	6719	72-1591534

DTS Aviation Services LLC (Guarantor)	Nevada	4581	43-2053132

DynCorp Aerospace Operations LLC (Guarantor)	Delaware	4581	54-1696542

DynCorp International Services LLC (Guarantor)	Virginia	7389	54-1108455

Dyn Marine Services LLC (Guarantor)	California	8744	62-1221029

DynCorp International of Nigeria LLC (Guarantor)	Delaware	8741	68-0606520

Dyn Marine Services of Virginia LLC (Guarantor)	Virginia	8744	54-1741786

Services International LLC (Guarantor)	Delaware	7389	41-2030325

Worldwide Humanitarian Services LLC (Guarantor)	Delaware	7389	52-2314506

SUBJECT TO COMPLETION, DATED OCTOBER 28, 2005

PRELIMINARY PROSPECTUS

DYNCORP INTERNATIONAL LLC

DIV CAPITAL CORPORATION

$320,000,000

OFFER TO EXCHANGE

9.50% Senior Subordinated Notes due 2013, Series B

for any and all outstanding

9.50% Senior Subordinated Notes due 2013, Series A

of

DynCorp International LLC and DIV Capital Corporation

The exchange offer will expire at 12:00 midnight, New York City time,

on                      2005, which is 20 business days after the commencement of the exchange offer, unless extended.

The Issuers:

•      DynCorp International LLC, or DynCorp International, and DIV Capital Corporation. DIV Capital Corporation is a wholly owned subsidiary of DynCorp International with nominal assets, which conducts no business or operations. DynCorp International and DIV Capital Corporation are collectively referred to in this prospectus as the “issuers.”

The Offering:

•      Offered securities: the securities offered by this prospectus are senior subordinated notes, which are being issued in exchange for senior subordinated notes sold by us in our private placement that we consummated on February 11, 2005. The New Notes are substantially identical to the Original Notes and are governed by the same indenture governing the Original Notes. Original Notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

•      Expiration of offering: the exchange offer expires at 12:00 midnight, New York City time, on                     , 2005, which is 20 business days after the commencement of the exchange offer, unless extended.

•      Each broker-dealer that receives New Notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. If the broker-dealer acquired the Original Notes as a result of market making or other trading activities, such broker-dealer must use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the New Notes.

•      Broker-dealers who acquired the Original Notes directly from the issuers from registration must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act of 1933, or the Securities Act, in connection with secondary resales and cannot rely on the position of the Securities and Exchange Commission or SEC staff enunciated in the Exxon Capital Holding Corp. no-action letter (available May 13, 1988).

The New Notes:

•      Maturity: February 15, 2013.

•      Interest payment dates: semiannually on each February 15 and August 15, beginning on August 15, 2005.

•      Redemption: we can redeem the New Notes on or after February 15, 2009, except we may redeem up to 35% of the New Notes prior to February 15, 2008 with the net cash proceeds of one or more public equity offerings. We are required to redeem the New Notes under some circumstances involving a change of control and asset sales.

•      Ranking: the New Notes will be our general unsecured obligations, will be subordinated to our existing and future senior debt and will rank equally with our future senior subordinated debt. The guarantees of the New Notes will be general unsecured obligations of each guarantor and will be structurally subordinated to all of the existing and future senior debt of our guarantor subsidiaries and will rank equally with any of our senior subordinated debt. The New Notes will be structurally subordinated to all obligations of DynCorp International’s subsidiaries, which will not guarantee the New Notes. As of July 1, 2005, we had $664.1 million of indebtedness, including the New Notes and excluding interest accrued thereon, of which $344.1 million was secured. On the same date, we had approximately $69.9 million of availability under our senior secured credit facility (which gives effect to $5.1 million of outstanding letters of credit which reduced our availability by that amount). As of July 1, 2005, approximately $344.1 million of our indebtedness would have ranked senior to, or pari passu with, the New Notes, excluding $5.1 million of outstanding letters of credit.

•      Neither an exchange of an original note for a New Note nor the filing of a registration statement with respect to the resale of the New Notes should be a taxable event to you, and you should not recognize any taxable gain or loss or any interest income as a result of such exchange or such filing.

See “ Risk Factors,” beginning on page 14, for a discussion of some factors that should be considered by holders in connection with a decision to tender Original Notes in the exchange offer.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

INFORMATION ABOUT THE TRANSACTION

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. Such information is available without charge to the holders of our Original Notes by contacting us at our address, which is 8445 Freeport Parkway, Suite 400, Irving, Texas, 75063 or by calling us at (817) 302-1460. To obtain timely delivery of this information, you must request this information no later than five business days before                     , 2005, which is 20 business days after the commencement of the exchange offer, unless extended.

MARKET SHARE, ESTIMATED CONTRACT VALUE, RANKING AND OTHER DATA

In this prospectus, we refer to information regarding market data obtained from internal sources, market research, publicly available information and industry publications. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it. Estimates are inherently uncertain and the estimates contained herein involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus. See “Risk Factors.”

As used herein, except as otherwise indicated in this paragraph, estimated contract values are calculated as the greater of the bid price we submitted or expect to submit for the applicable contract and the sum of our actual revenues under the contract and our estimated revenues from future performance under options requested by the customer. For indefinite delivery, indefinite quantity contracts, the estimated value of such contracts is the sum of our actual revenues under the contract and our estimated revenues from future performance under task orders issued. Funded backlog is the actual amount appropriated by a customer for the payment of goods and services less actual revenue recorded as of the measurement date under that appropriation. Unfunded backlog is the actual dollar value of unexercised contract options. Anticipated revenues from indefinite delivery, indefinite quantity contracts are not included in unfunded backlog. Backlog is only a measure of funded contract values, and unfunded contract options, less any revenue that has been recognized to that point. Backlog does not take into account any expenses associated with contractual performance and converting backlog into revenue would not reflect net income associated with the contracts.

All references to fiscal years in “Business—Industry Trends” pertain to the fiscal year of the U.S. government, which ends on September 30th of each year.

i

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements may include the words “may,” “will,” “plans,” “estimates,” “anticipates,” “believes,” “expects,” “intends” and similar expressions. These forward-looking statements include, among others, the following:

•	estimates of contract values;

•	anticipated revenues from indefinite delivery, indefinite quantity contracts;

•	expected percentages of future revenues represented by fixed-price contracts; and

•	statements covering our business strategy.

See “Risk Factors” for examples of factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason, except as required by law.

TRADEMARKS AND TRADE NAMES

We own or have the rights to various trademarks and trade names used in this prospectus. This prospectus also includes trade names and trademarks of other companies. We and our subsidiaries hold an exclusive, perpetual, irrevocable, worldwide, royalty-free and fully paid-up license to use the “Dyn International” and “DynCorp International” name in connection with aviation services, security services, technical services and marine services.

ii

PROSPECTUS SUMMARY

The following summary contains basic information about us and this exchange offer. It likely does not contain all the information that is important to you. You should read this entire prospectus carefully, including “Risk Factors” and the financial information included elsewhere. In this prospectus, unless the context requires otherwise, references to “we,” “our,” “the Company” or “us” refers, as applicable, to DynCorp International LLC, or DynCorp International, or its predecessors, and its consolidated subsidiaries. All references in this prospectus to the “issuers” are to DynCorp International and DIV Capital Corporation, or DIV Capital. All references in this prospectus to fiscal years made in connection with our financial statements or operating results refer to the fiscal year ended on the Friday closest to March 31st of such year. For example, “fiscal 2004” refers to our fiscal year ended April 2, 2004. Our narrative discussion of our fiscal 2005 and the twelve months ending July 1, 2005 results gives pro forma effect to our acquisition by Veritas Capital from Computer Sciences Corporation on February 11, 2005.

Our Company

We provide a broad range of mission-critical outsourced technical services to civilian and military government agencies and commercial customers. Our specific global expertise is in law enforcement training and support, security services, base operations, logistics support and aviation services and operations. We operated as a separate subsidiary of DynCorp from 2000 to 2003 and of Computer Sciences Corporation from 2003 until February 2005, however our predecessors have provided essential services to numerous U.S. government departments and agencies since 1951. Our current customers include the Department of State, the Army, Air Force, Navy and Marine Corps (collectively, the Department of Defense); the Department of Homeland Security and commercial customers and foreign governments. As of July 1, 2005, we had over 14,100 employees in 33 countries and 45 active contracts ranging in duration from three to ten years and over 75 task orders.

We have increased our revenues and EBITDA from fiscal 2003 through fiscal 2005 at compound annual growth rates, or CAGR, of 27.9% and 49.6%, respectively. Our growth has primarily been driven by increasing demand for outsourced technical services and other non-combat-related functions, such as reconstruction, peace-keeping, logistics and other support activities. The term outsourcing is defined as the organizational practice of contracting for services from an external entity while retaining control over assets and oversight of the services being sources. In fiscal 2005, we generated revenues, EBITDA and net income of $1.9 billion, $114.3 million, and $10.5 million respectively, as compared with $1.2 billion, $60.1 million and $31.4 million in fiscal 2004. For the twelve months ending July 1, 2005 we had revenues, EBITDA and net income of $1.9 billion, $117.4 million and $13.8 million, respectively. As of July 1, 2005, we had a total backlog of approximately $2.6 billion and, historically, virtually our entire backlog has been converted into revenue at or above stated contract values. Backlog does not take into account any expenses associated with the contracts and converting backlog into revenue would not reflect net income associated with contracts. In addition to our backlog as of July 1, 2005, we had $19.8 billion of currently available ceiling under our existing indefinite delivery, indefinite quantity, contracts. From the beginning of fiscal 2001 through July 1, 2005, we have won a total of 83%, or $10.4 billion out of $12.5 billion, of the aggregate estimated value of new or renewed contracts on which we bid.

We operate through two core operating divisions, Field Technical Services and International Technical Services.

Our Field Technical Services operating division provides long-term aviation services and engineering and logistics support, ranging from daily fleet maintenance to extensive modification and overhauls on aircraft, weapons systems and support equipment. Field Technical Services generates revenue from a diverse mix of customers, services and platforms under long-term contracts that are typically three to ten years in duration. Accounting for 35.8% of our total revenue for fiscal 2005, revenues in our Field Technical Services division have grown from $319.2 million in fiscal 2001 to $684.7 million for the twelve months ended July 1, 2005. Contract Field Teams is the most significant program of our Field Technical Services operating division based on revenues, and our predecessors have participated in this program for 54 consecutive years. We believe we are the largest provider of Contract Field Teams services to the Department of Defense. This program deploys highly mobile, quick-response field teams to customer locations worldwide to supplement our customers’ workforce, including generally providing mission support to aircraft and weapons systems in addition to depot-level repair. The Contract Field Teams contract, has an estimated value of $1.8 billion over a ten-year term, through October 2007. The Contract Field Teams contract contributed 18.0% and 19.3% of our revenues for fiscal 2005 and the three months ended July 1, 2005, respectively.

Our International Technical Services operating division primarily provides outsourced law enforcement training, drug eradication, global logistics, base operations and personal and physical security services to government and commercial customers in foreign jurisdictions. Since fiscal 2001, International Technical Services has grown revenues from $264.7 million to $1,254.4 million for the twelve months ended July 1, 2005, or 64.7% of our total revenues. The International Technical Services division has witnessed strong growth as a result of the U.S. government’s trend toward outsourcing critical related functions. In February 2004, as part of the Department of State’s outsourced law enforcement training in the Middle East, we were awarded a new Civilian Police contract, which expanded the existing Civilian Police program in place since 1994. As of July 1, 2005, we believe we performed in excess of 90% of the dollar value of awarded task orders for the Civilian Police program and have deployed civilian police officers from the United States to 12 countries to train and offer logistics support to the local police and assist them with infrastructure and reconstruction. We have been awarded multiple task orders under the Civilian Police program, including assignments in Iraq, Afghanistan and Haiti. The new Civilian Police contract has an estimated value of $1.75 billion over the five-year term of this program, through February 2009. The Civilian Police contract contributed 27.4% and 30.3% of our revenues for fiscal 2005 and the three months ended July 1, 2005, respectively.

Competitive Strengths

We believe our core strengths include the following:

•	established market position;

•	attractive industry fundamentals;

•	long-standing and strong customer relationships;

•	global business development capability;

•	strong and stable platform for growth;

•	attractive cash flow dynamics; and

•	experienced management team and distinguished board.

Business Strategy

Our objective is to leverage our established market position to further increase our revenues and earnings. We intend to achieve this objective through the following strategies:

•	exploit current business opportunities and backlog;

•	capitalize on industry trends;

•	pursue commercial business and foreign government opportunities;

•	expand domestic service offerings; and

•	increase profitability and operating efficiency.

Summary of Risk Factors

We face certain risks maintaining our competitive strengths and the implementing our business strategy. Substantially all of our revenues are derived from contracts with the Department of Defense and the Department of State. Changes in the Department of Defense and the Department of State spending or termination of our contracts by the Department of Defense and the Department of State could have a material adverse effect on our business, results of operations and financial condition. In addition, we may never receive actual task orders to deliver services under our indefinite delivery, indefinite quantity contracts. Furthermore, political destabilization or insurgency in the regions in which we operate may keep us from continuing to provide services under our contracts or from expanding our service offerings in those regions. An accident or incident involving our employees or third parties could adversely impact our ability to implement our strategy.

Our substantial indebtedness also presents risks. As of July 1, 2005, we had aggregate indebtedness of $664.1 million (excluding $5.1 million in outstanding letters of credit) and our indebtedness under our indenture and senior secured credit facility impose significant operating and financial restrictions on us. We have limited experience operating as a stand-alone company. We believe that the most significant other risks that we face include:

•	political and economic events affecting the United States and/or other countries or regions of the world;

•	our ability to attract and retain customers and to remain competitive in the markets we serve;

•	our dependence on key personnel; and

•	other the factors discussed below under the caption “Risk Factors.”

The Transactions

On February 11, 2005, DynCorp International was acquired from Computer Sciences Corporation by DynCorp International Inc. (formerly known as DI Acquisition Corp.), a subsidiary of The Veritas Capital Fund II, L.P., a private equity investment fund organized and managed by Veritas Capital Management II, L.L.C., a leading private equity firm, and its co-investors. We refer to the foregoing transaction as the “2005 Acquisition” in this prospectus. As used in this prospectus, we refer to the “Transactions” collectively as (i) the consummation of the 2005 Acquisition, (ii) the borrowings under our senior secured credit facility entered into in connection with 2005 Acquisition and (iii) the issuance of the Original Notes and the application of the proceeds therefrom. We refer to The Veritas Capital Fund II, L.P. and its affiliates (other than DynCorp International Inc. and its subsidiaries) in this prospectus as “Veritas Capital” and we refer to DynCorp International Inc. in this prospectus as “our parent.”

The purchase price for the 2005 Acquisition was $857.3 million, $775.0 million of which was payable in cash. The remaining $75.0 million of the purchase price was paid to Computer Sciences Corporation in the form of preferred equity in our parent, with the amount of preferred stock issued to Computer Sciences Corporation subject to increase or decrease based upon an increase or decrease in the net working capital of DynCorp International at the closing of the 2005 Acquisition as compared to April 2, 2004. The purchase agreement established a procedure for determining the net working capital adjustment after the closing, with any dispute regarding such calculations to be resolved by an independent accounting firm. We negotiated the amount of the working capital adjustment with Computer Sciences Corporation and entered into a settlement agreement with Computer Sciences Corporation on October 27, 2005. Pursuant to the settlement agreement, Computer Sciences Corporation will receive an additional 65,550 shares of our parent’s preferred stock valued at $65.55 million. An additional preferred equity investment of $50.0 million was made in our parent by The Northwestern Mutual Life Insurance Company on identical terms.

Dividends accrue on the preferred stock (during each annual period) at a rate per annum equal to 13% of the liquidation preference of the preferred stock. The preferred stock is subject to mandatory redemption 10 years from the date of issue.

Following the 2005 Acquisition, support for the business applications and communications technology of our business was provided by a combination of DynCorp’s and our dedicated resources and centralized Computer Sciences Corporation administrative and information technology resources. We entered into a transition services agreement with Computer Sciences Corporation upon the closing of the 2005 Acquisition, which covers support services for certain operating areas, including information technology, business systems, financial operations, payroll/HR and employee benefits. Pursuant to the agreement, Computer Sciences Corporation will continue to perform a portion of our internal finance and personnel accounting application support services and communications services until February 11, 2006 or, if earlier, until we convert these services to substitute systems installed on our own equipment. In addition, Computer Sciences Corporation performs certain employee benefits advising and consulting services on an hourly basis as we require them. We now provide all other services not extended under this agreement without any support from Computer Sciences Corporation. The total cost of transition services during fiscal 2005 and the three months ended July 1, 2005, were $355,000 and $644,000 respectively.

We pay Veritas an annual management fee of $300,000 to provide us with general business management, financial, strategic and consulting services. We also paid to Veritas a one-time transaction fee of $12.0 million at the closing of the 2005 Acquisition, as consideration for planning, structuring and consummating the 2005 Acquisition.

In addition to the issuance of the Original Notes on February 11, 2005, concurrently with the consummation or the offering of the Original Notes, we entered into a senior secured credit facility. This facility provides us with $345.0 million term loan, maturing in 2011, and up to $75.0 million in available revolving loan borrowings, maturing in 2010, our revolving credit facility was undrawn at the closing at the offering and as of July 1, 2005.

As of July 1, 2005, we had $664.1 million of indebtedness, including the New Notes and excluding interest accrued thereon, of which $344.1 million was secured. On the same date, we had approximately $69.9 million of availability under our senior secured credit facility (which gives effect to $5.1 million of outstanding letters of credit). As of July 1, 2005, approximately $344.1 million of our indebtedness would have ranked senior to, or pari passu with, the New Notes excluding, $5.1 million of outstanding letters of credit.

The following chart shows our organizational structure. DIV Capital, an issuer of the New Notes, is our wholly owned subsidiary with nominal assets and no active business or operations.

(1)	Owns 100% of the Series A-2 preferred stock of our parent.
(2)	Owns 100% of the common stock of our parent.
(3)	Owns 100% of the Series A-1 preferred stock of our parent.
(4)	All U.S. subsidiaries of DynCorp International will also guarantee payment under the New Notes on a senior subordinated basis. They are also guarantors of the senior secured credit facility.
(5)	None of the foreign subsidiaries of DynCorp International will guarantee payment under the New Notes.

Our principal executive offices are located at 8445 Freeport Parkway, Suite 400, Irving, Texas, 75063 and our telephone number is (817) 302-1460. Our website address is (http://www.dyncorpinternational.com). We do not incorporate the information on our website into this prospectus and you should not consider it part of this prospectus.

THE EXCHANGE OFFER

Expiration Date	12:00 midnight, New York City time, on , 2005, which is 20 business days after the commencement of the exchange offer, unless we extend the exchange offer.

Exchange and Registration Rights

In an A/B exchange registration rights agreement dated February 11, 2005, the holders of the issuers’ 9.50% senior subordinated notes due 2013, series A, which are referred to in this prospectus as the “Original Notes,” were granted exchange and registration rights. This exchange offer is intended to satisfy these rights. You have the right to exchange the Original Notes that you hold for the issuers’ 9.50% senior subordinated notes due 2013, series B, which are referred to in this prospectus as the “New Notes,” with substantially identical terms. Once the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Original Notes.

Accrued Interest on the New Notes and Original Notes

The New Notes will bear interest from February 11, 2005. Holders of Original Notes which are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on those Original Notes accrued to the date of issuance of the New Notes.

Conditions to the Exchange Offer

The exchange offer is conditioned upon some customary conditions which we may waive and upon compliance with securities laws. All conditions to which the exchange offer is subject must be satisfied or waived on or before the expiration of the offer.

Procedures for Tendering Original Notes	Each holder of Original Notes wishing to accept the exchange offer must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or

•	arrange for DTC to transmit required information in accordance with DTC’s procedures for transfer to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver this documentation together with the Original Notes to the exchange agent. Original Notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

Special Procedures for Beneficial Holders

If you beneficially own Original Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes in the exchange offer, you should contact the registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your Original Notes, either arrange to have your Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	You must comply with the applicable procedures for tendering if you wish to tender your Original Notes and:

•	time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer; or

•	you cannot complete the procedure for book-entry transfer on time; or

•	your Original Notes are not immediately available.

Withdrawal Rights	You may withdraw your tender of Original Notes at any time by or prior to 12:00 midnight, New York City time, on the expiration date, unless previously accepted for exchange.

Failure to Exchange Will Affect You Adversely

If you are eligible to participate in the exchange offer and you do not tender your Original Notes, you will not have further exchange or registration rights, and you will continue to be restricted from transferring your Original Notes. Accordingly, the liquidity of the Original Notes will be adversely affected.

Federal Tax Considerations

We believe that the exchange of the Original Notes for the New Notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. A holder’s holding period for New Notes will include the holding period for Original Notes, and the adjusted tax basis of the New Notes will be the same as the adjusted tax basis of the Original Notes exchanged.

Exchange Agent	Bank of New York, trustee under the indenture under which the New Notes will be issued, is serving as exchange agent.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

SUMMARY TERMS OF NEW NOTES

The summary below describes the principal terms of the New Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions.

Issuers

DynCorp International and DIV Capital Corporation. DIV Capital Corporation is a wholly owned subsidiary of DynCorp International with nominal assets and no active business or operations. DynCorp International and DIV Capital Corporation are collectively referred to in this prospectus as the “issuers.”

Securities Offered	The form and terms of the New Notes will be the same as the form and terms of the Original Notes except that:

•	the New Notes will bear a different CUSIP number from the Original Notes;

•	the New Notes will have been registered under the Securities Act of 1933, or the Securities Act, and, therefore, will not bear legends restricting their transfer; and

•	you will not be entitled to any exchange or registration rights with respect to the New Notes.

The New Notes will evidence the same debt as the Original Notes. They will be entitled to the benefits of the indenture governing the Original Notes and will be treated under the indenture as a single class with the Original Notes.

Maturity	February 15, 2013.

Interest	The New Notes will bear cash interest at the rate of 9.50% per annum (calculated using a 360-day year), payable semi-annually in arrears.

Payment frequency: every six months on February 15 and August 15.

First payment: August 15, 2005.

Ranking

The New Notes will be our general unsecured obligations, will be subordinated to our existing and future senior debt, and will rank equally with our future senior subordinated debt. The guarantees of the New Notes will be general unsecured obligations of each guarantor and will be structurally subordinated to all of the existing and future senior debt of our guarantor subsidiaries, and will rank equally with any of our senior subordinated debt. The New Notes will be structurally subordinated to all obligations of DynCorp International’s foreign subsidiaries, which will not guarantee the New Notes. As of July 1, 2005, we had $664.1 million of indebtedness, including the New Notes and excluding interest accrued thereon, of which $344.1 million was secured. As of July 1, 2005, approximately $344.1 million of our indebtedness would have ranked senior to, or pari passu with, the New Notes, excluding $5.1 million of outstanding letters of credit. For the fiscal year ended April 1, 2005 and the three months ended July 1, 2005, our non-guarantor subsidiaries represented 11.0% and 11.3% of our total revenues, respectively, and, as of July 1, 2005, 4.3% of our total assets. None of our foreign subsidiaries had any outstanding indebtedness as of July 1, 2005.

Guarantees	Each of our existing and future domestic subsidiaries will guarantee the New Notes. Our foreign subsidiaries will not guarantee the New Notes.

Optional Redemption

Prior to February 15, 2009, the issuers may redeem the New Notes, in whole or in part, at a price equal to (a) 100% of the principal amount of the notes plus the applicable premium, which is a component of the redemption price of the notes that is calculated to provide yield protection in the event that certain interest rates are lower than the interest rates on the New Notes at the date of redemption, as more fully described under “Description of New Notes—Definitions” under the defined term “Applicable Premium”), plus (b) accrued and unpaid interest and additional interest, or “Special Interest”, payable on the outstanding principal amount of any notes that constitute transfer restricted securities in the event that we fail to comply with certain obligations under the registration rights agreement, if any, to the redemption date.

After February 15, 2009, the issuers may redeem the notes, in whole or in part, at the applicable redemption prices described under “Description of New Notes—Optional Redemption,” plus accrued and unpaid interest and Special Interest, if any, to the redemption date.

Optional Redemption after Public Equity Offerings

The Issuers may redeem up to 35% of the original aggregate principal amount of the notes, at any time before February 15, 2008, with the net cash proceeds of certain equity offerings at a price equal to 109.500% of the principal amount of the notes, plus accrued and unpaid interest and Special Interest, if any, to the redemption date.

Mandatory Offer to Repurchase

If we sell certain assets without applying the proceeds in a specified manner, or experience certain change of control events, each holder of the New Notes may require us to repurchase all or a portion of its New Notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest and Special Interest, if any, to the repurchase date. Our senior secured credit facility may restrict us from repurchasing any of the New Notes, including upon any repurchase we may be required to make as a result of a change of control or certain asset sales.

Certain Indenture Provisions

The indenture governing the New Notes contains covenants that impose significant restrictions on our business. The restrictions that these covenants place on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness or issue preferred stock or disqualified stock, which are equity interests that would mature or may be redeemable at the option of the holders, in whole or in part, on or prior to a date that is 91 days after the date the notes mature;

•	make investments;

•	sell assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the New Notes.”

Exchange Offer; Registration Rights

You have the right to exchange the Original Notes for New Notes with substantially identical terms. This exchange offer is intended to satisfy that right. The New Notes will not provide you with any further exchange or registration rights.

Resales Without Further Registration

We believe that the New Notes issued in the exchange offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are acquiring the New Notes issued in the exchange offer in the ordinary course of your business;

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you in the exchange offer; and

•	you are not our “affiliate,” as defined under Rule 405 of the Securities Act.

Each broker dealer that receives New Notes pursuant to the Exchange Offer must deliver a prospectus in connection with any resale of the New Notes. If the broker dealer acquired the Original Notes as a result of market making or other trading activities, such broker dealer must use the prospectus for the exchange offer, as supplemented or amended in connection with the resales of the New Notes. We do not intend to list the New Notes on any securities exchange.

Summary Consolidated Historical and Pro Forma Financial Data

On March 7, 2003, DynCorp and its subsidiaries, including DynCorp International, were acquired by Computer Sciences Corporation. The financial statements included in this prospectus for any period prior to March 7, 2003, the date of the CSC acquisition are referred to as the “original predecessor period” statements. We refer to the financial statements for the period March 8, 2003 to February 11, 2005, the date of the 2005 Acquisition, as the “immediate predecessor period.” On February 11, 2005, DynCorp International was acquired by Veritas Capital. The 2005 Acquisition has been accounted for using the purchase method of accounting, and the assets acquired and liabilities assumed have been accounted for at their fair market values at the date of consummation based on preliminary estimates. The final allocation of the purchase price may differ from the amount reflected herein, and that difference could be significant.

The following table sets forth summary historical consolidated financial and other operating data, and pro forma data for DynCorp International. The summary consolidated historical financial data as of July 1, 2005, and April 1, 2005, for the three months ended July 1, 2005, and the period February 12, 2005 through April 1, 2005 are derived from our consolidated financial statements for the successor period. The summary consolidated historical financial data for the period April 3, 2004 through February 11, 2005, the three months ended July 2, 2004 and as of and for the year ended April 2, 2004 and for the period March 8, 2003 through March 28, 2003 are derived from our consolidated financial statements for the immediate predecessor period. The summary consolidated financial information for the period March 30, 2002 through March 7, 2003 have been derived from our consolidated financial statements for the original predecessor period. The summary consolidated financial information as of and for the three month period ended July 1, 2005, and for the three month period ended July 2, 2004 have been derived from our unaudited consolidated financial statements during the successor and immediate predecessor period, respectively, which, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information included therein.

The pro forma statement of operations data for the year ended April 1, 2005 includes the historical results of operations for the successor period February 12, 2005 to April 1, 2005 combined with the historical results of operations for the immediate predecessor period April 3, 2004 to February 11, 2005, and gives effect to the Transactions as if the Transactions had occurred on April 3, 2004. The pro forma statement of operations data for the three months ended July 2, 2004 gives effect to the Transactions as if the Transactions had occurred on April 3, 2004. The unaudited pro forma financial data does not necessarily reflect what our results of operations or financial position would have been had the transaction taken place on the date indicated and is not intended to project our results of operations or financial position for any future period or date.

The information set forth below should be read in conjunction with the information under “Capitalization,” “Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes and the financial statements included elsewhere in this prospectus.

	Original Predecessor Period	Immediate Predecessor Period			Successor Period	Immediate Predecessor Period	Successor Period	Pro Forma for the
	March 30, 2002– March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004		49 Days Ended April 1, 2005	Three Months Ended July 2, 2004	Three Months Ended July 1, 2005	Year Ended April 1, 2005	Twelve Months Ended July 1, 2005
				April 3, 2004– February 11, 2005
	(dollars in thousands, except for backlog, which is in millions)
STATEMENT OF OPERATIONS DATA:
Revenues	$859,112	$59,240	$1,214,289	$1,654,305	$266,604	$406,894	$425,055	$1,920,909	$1,939,070

Costs of Services	787,649	53,482	1,106,571	1,496,109	245,406	367,021	378,658	1,741,515	1,753,152
Selling, General and Administrative	40,316	3,414	48,350	57,755	8,408	15,650	19,159	66,438	69,872
Depreciation and Amortization	351	265	8,148	5,922	5,605	1,773	10,685	40,969	39,445

Operating Income	30,796	2,079	51,220	94,519	7,185	22,450	16,553	71,987	76,601
Interest Expense	—	—	—	—	8,054	—	13,837	55,468	55,468
Interest Income	(43)	(2)	(64)	(170)	(7)	(25)	—	(177)	(152)

Net Income (Loss) Before Income Taxes	30,839	2,081	51,284	94,689	(862)	22,475	2,716	16,696	21,285
Provision (Benefit) for Income Taxes	11,973	852	19,924	34,956	60	8,577	639	6,161	7,491

Net Income (Loss)	$18,866	$1,229	$31,360	$59,733	$(922)	$13,898	$2,077	$10,535	$13,794

OTHER FINANCIAL DATA:
EBITDA (1) (2)	$31,781	$2,382	$60,072	$101,326	$13,279	$24,467	$27,447	$114,330	$117,385
Capital Expenditures	1,011	11	2,047	8,473	244	2,626	446	8,717	2,626

SELECTED OPERATING INFORMATION:
Contract Recompete Win Rate (3)	79%	N/A	100%	N/A	N/A	N/A	100%	100%	100%
New Contract Win Rate (3)	93%	N/A	72%	N/A	N/A	49%	67%	74%	73%
Backlog (4)	N/A	$2,028	$2,164	N/A	$2,040	N/A	$2,575	$2,040	$2,575

BALANCE SHEET DATA (5):
Cash and Cash Equivalents	N/A	$4,541	$6,510	N/A	$13,474	$2,507	$28,589	N/A	N/A
Working Capital (6)	N/A	58,295	104,335	N/A	200,367	110,499	211,959	N/A	N/A
Total Assets	N/A	481,097	579,829	N/A	1,148,193	587,835	1,106,814	N/A	N/A
Total Debt	N/A	—	—	N/A	700,000	—	664,138	N/A	N/A
Member’s Equity	N/A	354,198	396,573	N/A	223,908	403,514	225,717	N/A	N/A
Ratio of Earnings to Fixed Charges								1.3x

(1)	EBITDA is a primary component of certain covenants under our senior secured credit facility and is defined as net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with generally accepted accounting principles, or GAAP and EBITDA as presented in this prospectus are not necessarily comparable to similarly titled measures reported by other companies.

(2)	The following table presents a reconciliation of income to EBITDA for the periods included below.

	Original Predecessor Period	Immediate Predecessor Period			Successor Period	Immediate Predecessor Period	Successor Period	Pro Forma for the
	March 30, 2002– March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004		49 Days Ended April 1, 2005	Three Months Ended July 2, 2004	Three Months Ended July 1, 2005	Year Ended April 1, 2005	Twelve Months Ended July 1, 2005
				April 3, 2004– February 11, 2005
	(dollars in thousands)
RECONCILIATION OF NET INCOME TO EBITDA:
Net Income (loss)	$18,866	$1,229	$31,360	$59,733	$(922)	$13,898	$2,077	$10,535	$13,794
Income Taxes	11,973	852	19,924	34,956	60	8,577	639	6,161	7,491
Interest Expense	—	—	—	—	8,054	—	13,837	55,468	55,468
Depreciation and Amortization	942	301	8,788	6,637	6,087	1,992	10,894	42,166	40,632

EBITDA	$31,781	$2,382	$60,072	$101,326	$13,279	$24,467	$27,447	$114,330	$117,385

(3)	Recompete and new contract win rates are calculated based on the dollar values of such contracts. “NA” reflects no new recompeted or new contract awards during the referenced periods.
(4)	Backlog data is as of the end of the applicable period.
(5)	Balance sheet data is as of the end of the applicable period.
(6)	Working capital is defined as current assets, net of current liabilities.

RISK FACTORS

In addition to the other information set forth in this prospectus, you should carefully consider the following factors before tendering the Original Notes in exchange for the New Notes. The following risks could materially harm our business, financial condition or future results. If that occurs, the value of the New Notes could decline, and you could lose all or part of your investment.

Risks Relating to Our Indebtedness

Servicing our indebtedness requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, including making payments on the New Notes.

Based on our indebtedness and other obligations as of July 1, 2005, we estimate that, our remaining contractual commitments including interest associated with our indebtedness and other obligations (assuming that our revolving credit facility will be undrawn at the close of fiscal 2006) will be $53.1 million and $229 million in the aggregate, respectively, for the remaining months of fiscal 2006 and the period between April 1, 2006 through the end of fiscal 2010. Our ability to make payments on and to refinance our indebtedness, including the New Notes, depends on our ability to generate cash. This, to a certain extent, is subject to general economic, political, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facility in an amount sufficient to enable us to pay our indebtedness, including the New Notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these New Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including these New Notes or our senior secured credit facility, on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements, including our senior secured credit facility and the indenture governing our New Notes, may restrict us from carrying out any of these alternatives. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it could significantly adversely affect our financial condition, the value of the New Notes and our ability to pay principal and interest on the New Notes.

Our cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

We have substantial indebtedness. As of July 1, 2005, we had $664.1 million of total indebtedness including the New Notes and excluding interest accrued thereon, of which $344.1 was secured. On the same date we had approximately $69.9 million of availability under our senior secured credit facility (which gives effect to $5.1 million of outstanding letters of credit). As of July 1, 2005, approximately $344.1 million of our indebtedness would have ranked senior to or, pari passu with, the New Notes, excluding $5.1 million of outstanding letters of credit. In addition, subject to restrictions in the indenture and our senior secured credit facility, we may incur additional indebtedness.

Our substantial indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to the New Notes;

•	our ability to obtain additional financing for working capital, debt service requirements, general corporate or other purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay interest and principal on the New Notes and other indebtedness, which will reduce the funds available to us for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions;

•	our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in our industry as compared to our competitors may be compromised due to our high level of indebtedness; and

•	our ability to refinance indebtedness may be limited.

The indenture governing the Notes, our senior secured credit facility and preferred stock contain various covenants limiting the discretion of our management in operating our business.

Our indenture, senior secured credit facility and the certificates of designation governing our parent’s preferred stock contain various restrictive covenants that limit our management’s discretion in operating our business. These instruments limit our ability to engage in among other things the following activities, except as permitted by those instruments and as described under the captions “Description of Material Indebtedness” and “Description of New Notes” :

•	incur additional indebtedness or guarantee obligations;

•	repay indebtedness (including the New Notes) prior to stated maturities;

•	pay dividends or make certain other restricted payments;

•	make investments or acquisitions;

•	create liens or other encumbrances; and

•	transfer or sell certain assets or merge or consolidate with another entity.

In addition, our senior secured credit facility also requires us to maintain certain financial ratios and limits our ability to make capital expenditures. These financial ratios include a minimum interest coverage ratio and a leverage ratio. The interest coverage ratio is the ratio of EBITDA (as defined in our senior secured credit facility) to cash interest expense for the preceding four quarters. The leverage ratio is a ratio of our debt to our EBITDA for the preceding four quarters. The minimum interest coverage ratio increases from 2:1 to 3.2:1 during the term of the senior secured credit facility. The maximum leverage ratio decreases from 6:1 to 3:1 during the term of the senior secured credit facility. The senior secured credit facility also restricts the maximum amount of our capital expenditures during each year of the term of the senior secured credit facility. Our capital expenditures may not exceed $4.0 million during the term of our senior secured credit facility. Capital expenditures are expenditures that are required by generally accepted accounting principles to be included in the “purchase of property and equipment.”

If we fail to comply with the restrictions in the indenture or our senior secured credit facility or any other subsequent financing agreements, a default may allow the creditors under the relevant instruments, in certain circumstances, to accelerate the related debt and to exercise their remedies thereunder, which will typically include the right to declare the principal amount of such debt, together with accrued and unpaid interest and other related amounts immediately due and payable, to exercise any remedies such creditors may have to foreclose on any of our assets that are subject to liens securing such debt and to terminate any commitments they had made to supply us with further funds. Moreover, any of our other debt that has a cross-default or cross-acceleration provision that would be triggered by such default or acceleration would also be subject to acceleration upon the occurrence of such default or acceleration.

In addition, the terms of our parent’s preferred stock do not allow us or our parent to incur or become subject to any indebtedness if such indebtedness would be in excess of total indebtedness permitted to be incurred under a maximum debt incurrence test, which limits our maximum indebtedness to 7.5 times EBITDA, or $880.0 million as of July 1, 2005.

Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us. In addition, the holders of the New Notes will have no control over any waivers or amendments with respect to any debt or preferred stock outstanding other than the debt contained in the indenture. Therefore, we cannot assure you that even if the holders of the New Notes agree to waive or amend the covenants contained in the indenture, the holders of our other debt or preferred stock will agree to do the same with respect to their debt or preferred stock instruments.

Despite our current indebtedness level, we and our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

As of July 1, 2005, we had up to $69.9 million of additional availability under our senior secured credit facility (which gives effect to $5.1 million of outstanding letters of credit). The terms of the indenture and the senior secured credit facility do not fully prohibit us or our subsidiaries from incurring additional indebtedness, and we and our subsidiaries may also be able to incur substantial additional indebtedness in the future. Any senior debt incurred by us would be senior to the New Notes and any senior debt incurred by our subsidiaries would be structurally senior to the New Notes and senior to such subsidiary’s guarantee, as applicable. If we incur any additional indebtedness that ranks equal to the New Notes, the holders of that debt will be entitled to share ratably with the holders of the New Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. If new debt is added to our or our subsidiaries’ current debt levels, the related risks that we now face could intensify. See “Description of Material Indebtedness.”

Risks Relating to the New Notes

Your right to receive payments on the New Notes is subordinated to our existing and future senior indebtedness, and the existing and future senior indebtedness of our subsidiary guarantors, including the senior secured credit facility.

The New Notes and the subsidiary guarantees will be subordinated in right of payment to the prior payment in full of our and our subsidiary guarantors’ respective current and future senior indebtedness, including our and their obligations under our senior secured credit facility. As a result of the subordination provisions of the New Notes, in the event of the bankruptcy, liquidation or dissolution of us or any subsidiary guarantor, our assets or the assets of the applicable subsidiary guarantor would be available to pay obligations under the New Notes and our other senior subordinated obligations only after all payments had been made on our senior indebtedness or the senior indebtedness of the applicable subsidiary guarantor. As of July 1, 2005, we had approximately $344.1 million of secured indebtedness under our senior secured credit facility, and up to $69.9 million of additional availability of revolving credit under our senior secured credit facility (which gives effect to $5.1 million of outstanding letters of credit). As more fully discussed under the caption “Description of Material Indebtedness”, borrowings under our senior secured credit facility are secured by substantially all of our and our subsidiaries’ assets. In addition, we and our subsidiaries may incur certain amounts of additional secured indebtedness in the future, as permitted by the indenture and the senior secured credit facility. Sufficient assets may not remain after all of these payments have been made to make any payments on the New Notes and our other senior subordinated obligations, including payments of interest when due. As more fully described under “Description of the New Notes—Subordination”, in addition, all payments on the New Notes and the subsidiary guarantees will be prohibited in the event of a payment default on our senior indebtedness and, for limited periods, upon the occurrence of other defaults under our senior indebtedness.

In addition, we depend on our subsidiaries for substantially all of our cash flow. Pursuant to the terms of our senior secured credit facility, certain of our subsidiaries would be prohibited from paying dividends or making other distributions to us upon the occurrence of certain events of default under the senior secured credit facility. If any of our subsidiaries is not permitted to pay us dividends or other distributions, we may not have sufficient cash to fulfill our obligations under the New Notes. For fiscal 2005 and the three months ended July 1, 2005, subsidiary guarantors provided 12.7% and 12.1% of total revenue, respectively and as of July 1, 2005, represented 13.7% of total assets. For fiscal 2005 and the three months ended July 1, 2005, our subsidiary guarantors represented 2.4% and 5.2% of the net increase in cash and cash equivalents, respectively.

Not all of our subsidiaries will guarantee the New Notes. The New Notes will be structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries.

None of our foreign subsidiaries will guarantee the New Notes. Revenues from our non-guarantor subsidiaries for the fiscal 2005, and for the three months ended July 1, 2005, were $211.3 million and $48.2 million, respectively, and 11.0% and 11.3% of our total revenues for the same periods. As of July 1, 2005, assets associated with these operations were 4.3% of our total assets. As of July 1, 2005, the non-guarantor subsidiaries have no debt outstanding to third parties.

In the event that any of the non-guarantor subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of their indebtedness and their trade creditors will be entitled to payment on their claims from the assets of those subsidiaries before any such subsidiary would be able to distribute any of their assets to DynCorp International or any guarantor. Consequently, your claims in respect of the New Notes are structurally subordinated to all of the existing and future indebtedness and other liabilities of the non-guarantor subsidiaries.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain specific change of control events, we will be required to offer to repurchase the New Notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. Our failure to purchase, or give notice of the purchase of, the New Notes would be a default under the indenture, which would also be a default under our senior secured credit facility. A change of control is generally defined in the indenture as:

•	the direct or indirect sale, or other disposition (other than by merger or consolidation) of all or substantially all of our properties or assets to any “person” other than to Veritas or its affiliates;

•	the adoption of a plan relating to our liquidation or dissolution;

•	the consummation of any transaction (including, any merger or consolidation), that would result in a third party other than Veritas or any of its affiliates becoming the beneficial owner of more than 50% of our voting stock;

•	after an initial public offering of our common stock or the common stock of our direct or indirect parent, the first day on which a majority of the members of our Board of Directors are not “Continuing Directors”, which generally means, as of the date of determination, any member of our parent’s board of directors who was a member on the date of the indenture; or was nominated for election or elected to the board of directors with the approval of a majority of the directors that were members of such board of directors at the time of the nomination or election.

If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of the New Notes or to satisfy all obligations under our senior secured credit facility and the indenture. In order to satisfy our obligations, we could seek to refinance the indebtedness under our senior secured credit facility and the indenture or obtain a waiver from the lenders or you as a holder of the New Notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

Federal and state laws permit courts to void guarantees under certain circumstances.

The New Notes will be guaranteed by all of our domestic subsidiaries. The guarantees may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of our or one of our guarantor’s unpaid creditors. Under these laws, a court could void the obligations under the guarantee, subordinate the guarantee of the New Notes to that guarantor’s other debt or take other action detrimental to holders of the New

Notes and the guarantees of the New Notes, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	issued the guarantee to delay, hinder or defraud present or future creditors;

•	received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee;

•	was insolvent or rendered insolvent by reason of issuing the guarantee;

•	was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing indebtedness, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its indebtedness as it becomes due.

We cannot be sure as to the standard that a court would use to determine whether or not a guarantor was solvent at the relevant time or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors’ other debt. If such a case were to occur, the guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

We are controlled by affiliates of Veritas Capital, whose interests may not be aligned with yours.

All of the voting power of our equity is held by DIV Holdings, LLC, a subsidiary of Veritas Capital. Accordingly, Veritas Capital controls the power to elect our managers and officers, to appoint new management and to approve all actions requiring the approval of the holders of our equity, including adopting amendments to our constituent documents and approving mergers, acquisitions or sales of all or substantially all of our assets. The managers have the authority, subject to the terms of our debt, to issue additional indebtedness or equity, implement equity repurchase programs, declare dividends and make other such decisions about our equity.

In addition, the interests of our controlling equity holders could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our controlling equity holders might conflict with your interests as a note holder. Our controlling equity holders also may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you, as holders of the New Notes.

There is no existing market for the New Notes, and we do not know if one will develop that will provide you with adequate liquidity.

The New Notes will be a new class of securities for which there currently is no established market, and we cannot be sure if an active or liquid trading market will develop for these notes. The issuers do not intend to apply for listing of the New Notes on any securities exchange or on any automated dealer quotation system. The initial purchasers of the Original Notes are not obligated to make a market in the New Notes and any market-

making may be discontinued at any time without notice. If a market for the New Notes were to develop, the New Notes could trade at prices that may be higher or lower than reflected by their initial offering price, depending on many factors, including, among other things:

•	changes in the overall market for high-yield debt securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the New Notes;

•	the interest of securities dealers in making a market for the New Notes; and

•	prevailing interest rates.

In addition, the market for non-investment-grade debt has been historically subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. The market for the New Notes, if any, may be subject to similar disruptions. Any such disruption could adversely affect the value of your notes.

Risks Relating to Our Business

We rely on sales to U.S. government entities. A loss of contracts with the U.S. government, a failure to obtain new contracts or a reduction of sales under existing contracts could adversely affect our operating performance and our ability to generate cash flow to fund our operations and service our debt.

For fiscal 2005 and for the three months ended July 1, 2005, the Contract Field Teams, Civilian Police and International Narcotics and Law Enforcement contracts accounted for 18.0%, 27.4%, 8.1% and 19.3%, 30.3% and 8.7% of our revenues, respectively. The loss of any one of these contracts would significantly and adversely affect our future revenues and earnings. We derived substantially all of our revenues from contracts and subcontracts with the U.S. government and its agencies, primarily the Department of Defense and the Department of State. Contracts with agencies of the Department of Defense represented 49.7%, 49.0% and 63.1% of our revenues for the three months ended July 1, 2005, and for fiscal 2005 and 2004, respectively, and contracts with agencies of the Department of State represented 48.6%, 49.6% and 29.4% of our revenues over the same respective periods. The remainder of revenues represent commercial contracts, including contracts in which we serve as subcontractor to other contractors with U.S. government. We expect that U.S. government contracts, particularly with the Department of Defense and the Department of State, will continue to be our primary source of revenue for the foreseeable future. Continuation and renewal of our existing government contracts and new government contracts are, among other things, contingent upon the availability of adequate funding for various U.S. government agencies, including the Department of Defense and the Department of State. Changes in federal government spending could directly affect our operating performance and, as a result, we may not generate sufficient cash flow to satisfy our debt obligations, including the New Notes. Among the factors that could impact federal government spending and which would reduce our federal government contracting business are:

•	a significant decline in, or reapportioning of, spending by the federal government, in general, or by the Department of Defense or the Department of State, in particular;

•	changes, delays or cancellations of U.S. government programs or requirements;

•	the adoption of new laws or regulations that affect companies that provide services to the federal government;

•	U.S. government shutdowns or other delays in the government appropriations process;

•	curtailment of the federal government’s outsourcing of services to private contractors;

•	changes in the political climate, including with regard to the funding or operation of the services we provide; and

•	general economic conditions.

These or other factors could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts in whole or in part, to issue temporary stop-work orders or not to exercise options to renew contracts. The loss or significant curtailment of material government contracts, or our failure to renew or enter into new contracts could adversely affect our operating performance and accordingly, we may not be able to generate sufficient cash flow to service our debt obligations, including the New Notes.

Our U.S. government contracts may be terminated by the U.S. government at any time prior to their completion and contain other unfavorable provisions, which could lead to unexpected loss of revenues and reduction in backlog. The resulting loss in revenue may impair our ability to repay the New Notes.

Under the terms of our contracts, the U.S. government may unilaterally:

•	terminate or modify existing contracts;

•	reduce the value of existing contracts through partial termination;

•	delay the payment of our invoices by government payment offices;

•	audit our contract-related costs and fees; and

•	suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations.

The U.S. government can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. Any termination or modification could adversely affect our operating performance, accordingly, we may generate insufficient cash flow to service our debt obligations, including the New Notes.

Our government contracts typically have an initial term of one year with multiple option periods, exercisable at the discretion of the government at previously negotiated prices. The government is not obligated to exercise any option under a contract. Furthermore, the government is required to compete all programs and, therefore, may not automatically renew a contract. In addition, at the time of completion of any of our government contracts, the contract is required to be recompeted if the government still requires the services covered by the contract.

If the U.S. government terminates and/or materially modifies any of our contracts or if option periods are not exercised, our failure to replace revenue generated from such contracts would result in lower revenues and would likely adversely affect our operating performance, accordingly, we may not be able to generate sufficient cash flow to service our debt obligations, including the New Notes.

Our backlog as of July 1, 2005 was approximately $2.6 billion, of which $1.13 billion represented U.S. government funded backlog and $1.45 billion represented U.S. government unfunded backlog. Backlog does not take into account any expenses associated with contractual performance and converting backlog into revenue would not reflect net income associated with the contracts. There can be no assurance that any of the contracts comprising our backlog will result in actual revenue in any particular period or that the actual revenue from such contracts will equal our backlog. Furthermore, there can be no assurance that any contract included in our backlog that generates revenue will be profitable.

Our U.S. government contracts are subject to competitive bidding, both upon initial issuance and recompetition. If we are unable to successfully compete in the bidding process or if we fail to receive renewal, it could adversely affect our operating performance and lead to unexpected loss of revenue.

Substantially all of our U.S. government contracts are awarded through a competitive bidding process, including upon renewal, and we expect that this will continue to be the case. There often is significant competition and pricing pressure as a result of this process.

The competitive bidding process presents a number of risks, including the following:

•	we must expend substantial funds and time to prepare bids and proposals for contracts;

•	we may be unable to estimate accurately the resources and cost that will be required to fund any contract we win, which could result in substantial cost overruns; and

•	we may encounter expense and delay if our competitors protest or challenge awards of contracts to us, and any such protest or challenge could result in a requirement to resubmit bids on modified specifications or in termination, reduction or modification of the awarded contract.

The government contracts for which we compete typically have multiple option periods, and if we fail to win a contract, we generally will be unable to compete again for that contract for several years. If we fail to win new contracts or to receive renewal contracts upon recompetition, such failure could adversely affect our operating performance and accordingly, we may generate insufficient cash flow to service our debt obligations, including the New Notes.

Political destabilization or insurgency in the regions in which we operate may have a material adverse effect on our operating performance.

Certain regions in which we operate are highly unstable. Insurgency activities in the areas in which we operate may cause further destabilization in these regions. There can be no assurance that the regions we operate in will continue to be stable enough to allow us to operate profitably or at all. For the three months ended July 1, 2005, and fiscal 2005, respectively, revenues generated from our operations in Iraq and Afghanistan contributed 37.1% and 36.9% of our revenue. Insurgents in Iraq and Afghanistan have targeted installations where we have personnel and have contributed to instability in these countries. This could impair our ability to attract and deploy personnel to perform services in either or both locations. In addition, we have been required to increase compensation to our personnel as an incentive to deploy them to these regions. We have been able to recover this added cost under the contacts, but there is no guarantee that future increases, if required, will be able to be passed on to our customers through our contracts. To the extent that we are unable to pass through such increased compensation costs to our customers, our operating margins would be adversely impacted, which would adversely affect our operating performance and accordingly, we may generate insufficient cash flow to service our debt obligations, including the New Notes. We also may have difficulty obtaining insurance to cover our liabilities in these regions and for third-party general liability. We have been able to obtain insurance to cover our liabilities, however this could change or premiums may become prohibitively expensive. Furthermore, in extreme circumstances, increased destabilization or insurgency may lead to a determination by the U.S. government to halt our operations in a particular location and to perform the services using military personnel. This could have an adverse effect on our operating performance and accordingly, we may generate insufficient cash flow to service our debt obligations, including the New Notes.

Our indefinite delivery, indefinite quantity contracts are not firm orders for services, and we may never receive any revenues from these contracts.

Many of our government contracts are indefinite delivery, indefinite quantity contracts, which are often awarded to multiple contractors. Award of an indefinite delivery, indefinite quantity contract does not represent firm orders for services. Generally, under an indefinite delivery, indefinite quantity contract, the government is not obligated to order a minimum of services or supplies from its contractor, irrespective of the total estimated contract value. Furthermore, under an indefinite delivery, indefinite quantity contract, the customer develops requirements for task orders that are competitively bid against all of the contract awardees, usually under a best-value approach. Many indefinite delivery, indefinite quantity contracts also permit the government customer to direct work to a specific contractor. Our Civilian Police and Contract Field Teams programs are performed under indefinite delivery, indefinite quantity contracts. A failure to rapidly deploy personnel may cause our customers to decide not to award us additional task orders under these contracts, which could have a material adverse effect on our operating performance and accordingly, we may generate insufficient cash flow to service our debt obligations, including the New Notes. For the three months ended July 1, 2005, and for fiscal 2005, 59.7% and 56.3% of our revenues, respectively, were attributable to indefinite delivery, indefinite quantity contracts.

Our cost of performing under time-and-materials and fixed-price contracts may exceed our revenues which would result in a loss on the contracts.

Our government contract services have three distinct pricing structures: cost-reimbursement, time-and-materials and fixed-price, representing approximately 31%, 41% and 28% of our revenues, respectively, for the three months ended July 1, 2005, and approximately 34%, 39% and 27% of our revenues, respectively, for fiscal 2005. With cost-reimbursement contracts, so long as actual costs incurred are within the contract ceiling and allowable under the terms of the contract, we are entitled to reimbursement of the costs plus a stipulated profit. We assume financial risk on time-and-materials and fixed-price contracts, because we assume the risk of performing those contracts at the stipulated prices or negotiated hourly rates. If we do not accurately estimate ultimate costs and control costs during performance of the work, we could lose money on a particular contract or have lower than anticipated margins. We also assume the risk of damage or loss to government property and we are responsible for third-party claims under fixed-price contracts. We believe that fixed-price contracts will increase as a percentage of our revenue in fiscal 2006 due to the increasing tendency of the U.S. government to award fixed-price contracts, particularly the Department of State. In addition, some of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet specified performance metrics. As of July 1, 2005, seven of our 45 active contracts contained incentive based pricing terms. These contracts comprise 19.7% and 18.6% of our revenues, respectively, for fiscal 2005 and the three months ended July 1, 2005. The failure to meet contractually defined performance standards may result in a loss of a particular contract or lower-than-anticipated margins, adversely impacting our operating performance. Accordingly we may generate insufficient cash flow to service our debt obligations, including the New Notes.

A negative audit or other actions by the U.S. government could adversely affect our operating performance.

U.S. government agencies such as the Defense Contract Audit Agency routinely audit and investigate government contractors. These agencies review a contractor’s contract performance, cost structure and compliance with applicable laws, regulations and standards. The Defense Contract Audit Agency also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed. In addition, government contract payments received by us for allowable direct and indirect costs are subject to adjustment after audit by government auditors and repayment to the government if the payments exceed allowable costs as defined in the government contracts. Audits have been completed on our incurred contract costs through March 28, 2003, and are continuing for subsequent periods. At any given time, many of our contracts are under review by the Defense Contract Audit Agency and other government agencies. We cannot predict the outcome of such ongoing audits and what, if any, impact such audits may have on our future operating performance.

A recent audit report issued by the Defense Contract Audit Agency on our Air Wing Contract that was received by the Department of State in June 2005 and that we received in August 2005 reached the conclusion that we had incorrectly included certain cost elements in base pay for purposes of calculating hazard and post- differential pay, resulting in overbilling of $1.8 million. To the extent this matter is decided against us, we will need to refund the disputed amount and our revenues will be adversely affected.

As a U.S. government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which companies with solely commercial customers are not subject. In addition, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. Furthermore, our reputation could suffer serious harm if allegations of impropriety were made against us. If we were suspended or prohibited from contracting with the U.S. government generally, or any significant U.S. government agency, if our reputation or relationship with U.S. government agencies were impaired or if the U.S. government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, it could adversely affect our operating performance and possibly result in additional expenses and possible loss of revenues which may impact our ability to service our debt obligations, including the New Notes.

Suspension or debarment by the U.S. government could result in our inability to receive government contracts and could adversely affect our future operating performance.

As a U.S. government contractor, we must comply with and are affected by laws and regulations relating to the formation, administration and performance of government contracts. These laws and regulations affect how we do business with our customers and, in some instances, impose added costs on our business. In addition, we are subject to federal regulations under which our ability to receive awards of new government contracts or extensions of existing government contracts could be suspended or terminated. The Service Contract Act, or SCA, which applies to many of our contracts, requires that hourly employees be paid certain minimum wages for their defined positions and provides required benefit levels. We may be unilaterally suspended or barred by the U.S. government if we are found to have violated the SCA or other wage and hour laws or if we are convicted of a crime or indicted based on allegations of a violation of certain specific federal statutes or other activities. Should any government agency initiate suspension or debarment hearings against us or any of our affiliated entities, we may be prohibited from entering into or continuing our contracts with all other government agencies as well. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenue. As a result, we may not generate sufficient cash flow to satisfy our debt obligations, including the New Notes.

An accident or incident involving our employees or third parties could harm our reputation and adversely affect our ability to compete for business and, as a result, adversely affect our operating performance.

We are exposed to liabilities arising out of the services we provide. Such liabilities may relate to an accident or incident involving our employees or third parties, particularly where we are deployed on-site at active military installations or in locations experiencing political or civil unrest, or they may relate to an accident or incident involving aircraft or other equipment we have serviced or used in the course of our business. Any of these types of accidents or incidents could involve significant potential claims of injured employees and other third parties, and claims relating to loss of or damage to government or third-party property. The amount of our insurance coverage may not be adequate to cover those claims or liabilities and we may be forced to bear substantial costs from an accident or incident. Substantial claims in excess of our related insurance coverage could have a material adverse effect on our operating performance, and, accordingly, we may generate insufficient cash flow to service our debt obligations, including the New Notes. Moreover, any accident or incident for which we are liable, even if fully insured, may result in negative publicity which could adversely affect our reputation among our customers, including our government customers, and the public, which could result in us losing existing and future contracts or make it more difficult for us to compete effectively, which could have a material adverse effect on our operating performance and accordingly, we may not generate sufficient cash flow to service our debt obligations, including the New Notes.

We may experience labor disruptions associated with the expiration of our collective bargaining agreements.

As of July 1, 2005, we had over 14,100 employees located in 33 countries around the world and approximately 7,500 of whom are located inside the United States. Of these employees, approximately 1,150 are represented by labor unions. As of July 2005, we had approximately 55 collective bargaining agreements. These agreements expire between May 2006 and January 2008. Although we believe that our relationships with these unions and our employees are satisfactory, there can be no assurance that we will not experience labor disruptions associated with the expiration or renegotiation of collective bargaining agreements or otherwise. We could experience a significant disruption of operations and increased operating costs as a result of higher wages or benefits paid to union members, which could have an adverse impact on our operating performance and may result in additional expenses and loss of revenue. As a result, we may not generate sufficient cash flow to service our debt obligations including the New Notes.

Proceedings against us in domestic and foreign courts could result in legal costs and adversely affect our reputation and ability to compete for business.

We are involved in various claims and lawsuits from time to time. For example, on September 11, 2001, a class action lawsuit seeking $100 million on behalf of approximately 10,000 citizens of Ecuador was filed against us and several of our affiliates in the U.S. District Court for the District of Columbia. The basis for the action arose from performance of a Department of State contract for the eradication of narcotic plant crops in Colombia. The lawsuit alleges personal injury, property damage and wrongful death as a consequence of the spraying of narcotic crops along the Colombian border adjacent to Ecuador. In the event that a court decides against us in this lawsuit and unable to obtain indemnification from the government and from Computer Sciences Corporation, or contributions from the other defendants, we may incur substantial costs. An adverse ruling in this case also could adversely affect our reputation and have a material affect on our ability to win future government contracts.

Additionally, in an Iraqi court of first instance, three actions against DynCorp International were brought by Al-Katin, an Iraqi company, for approximately $50 million in rental fees and other payments allegedly owed by DynCorp International in connection with its lease of three hotels in Baghdad. It is not known when these cases were filed or served against DynCorp International; however, documents recently reviewed indicate that the court papers were translated from Arabic into English during the first week of February 2005. DynCorp International has no relationship with Al-Katin and is not in privity of contract with it. An adverse ruling in this case that results in a monetary judgment could have a material adverse effect on our operating performance. As a result, we may not generate sufficient cash flow to service our debt obligations, including the New Notes.

Other litigation in which we are involved includes wrongful termination and other adverse employment actions, breach of contract, personal injury and property damage actions filed by third parties. Actions involving third-party liability claims generally are covered by insurance; however, in the event our insurance coverage is inadequate to cover such claims, we will be forced to bear the costs arising from a judgment. We do not have insurance coverage for adverse employment and breach of contract actions and we bear all costs associated with such litigation and claims.

Competition in our industry could limit our ability to attract and retain customers, which could adversely affect our operating performance.

Given the broad range of services that we provide, we compete with various entities across geographic and business lines. Competitors of our Field Technical Services operating division are typically large defense services contractors, who offer services associated with maintenance, training and other activities. Competitors of our International Technical Services operating division are various solution providers who typically compete in any one of our key business segments. We compete on the basis of a number of factors, including our broad range of services, geographic reach and mobility.

Some of our competitors have greater financial and other resources than we do or are better positioned than we are to compete for contract opportunities. For example, original equipment manufacturers that also provide aftermarket support services have a distinct advantage in obtaining service contracts for aircraft that they have manufactured, as they frequently have better access to replacement and service parts as well as an existing technical understanding of the platform they have manufactured. In addition, we are at a disadvantage when bidding for contracts put up for recompetition for which we are not the incumbent provider, because incumbent providers are frequently able to capitalize on customer relationships, technical knowledge and pricing experience gained from their prior service.

In addition to the competition we face in bidding for contracts and task orders, we must also compete to attract the skilled and experienced personnel integral to our continued operation. We hire from a limited pool of potential employees, with military and law enforcement experience, specialized technical skill sets and security clearances as prerequisites for many positions. Our failure to compete effectively for employees or excessive attrition among our skilled personnel could reduce our ability to satisfy our customers needs, and increase the costs and time required to perform our contractual obligations. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenue. As a result, we may not generate sufficient cash flow to service our debt obligations, including the New Notes.

We depend on Computer Sciences Corporation for certain transitional services. The failure of Computer Sciences Corporation to perform its obligations or the termination of this agreement could adversely impact our operating performance.

Our ability to effectively monitor and control our operations depends on the proper functioning of our information technology support systems. Prior to the 2005 Acquisition, support for the business applications and communications technology of our business was provided by a combination of our dedicated resources and centralized Computer Sciences Corporation resources. We entered into a transition services agreement with Computer Sciences Corporation on February 11, 2005, which covered support services for certain operating areas including finance and communications services, internet support and payroll tax reporting. Pursuant to the agreement, Computer Sciences Corporation will continue to perform a portion of our internal finance and personnel accounting application support services and communications services until February 11, 2006 or earlier if we convert these services to substitute systems installed on our own equipment.

If Computer Sciences Corporation fails to provide the information technology support systems services, or upon termination of our transition services agreement, we will be forced to obtain these services from third parties or provide such services ourselves. The failure of Computer Sciences Corporation to perform its obligations or the termination of our transition services agreement could adversely affect our operations, and we may not be able to perform such services by ourselves or source such services from third parties at all or on terms favorable to us. Any failure to develop the necessary systems, resources and controls to operate all the transitional services currently being provided by Computer Sciences Corporation or to obtain such services from third parties could adversely impact our operating performance and may result in additional expenses and possible loss of revenue. As a result, we may not generate sufficient cash flow to service our debt obligations, including the New Notes.

Loss of our skilled personnel, including members of senior management, may have an adverse effect on operations until we find suitable replacements.

Our continued success depends in large part on our ability to recruit and retain the skilled personnel necessary to serve our customers effectively, including personnel with extensive military and law enforcement training and backgrounds. The proper execution of our contract objectives depends upon the availability of quality resources, especially qualified personnel. Given the nature of our business, we have substantial need for personnel that are willing to work overseas, frequently in locations experiencing political or civil unrest, for extended periods of time and often on short notice. We may not be able to meet the need for qualified personnel as such need arises.

In addition, we must comply with provisions in U.S. government contracts that require employment of persons with specified work experience and security clearances. An inability to maintain employees with the required security clearances could have a material adverse effect on our ability to win new business and satisfy our existing contractual obligations, and could adversely affect, our operating performance and may result in additional expenses and possible loss of revenue. As a result, we may not generate sufficient cash flow to service our debt obligations, including the New Notes.

The loss of services of any of the members of our senior management could adversely affect our business until a suitable replacement can be found. There are a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms. We currently do not have employment agreements with any members of our senior management.

If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

Many of our contracts involve subcontracts with other companies upon which we rely to perform a portion of the services we must provide to our customers. For the three months ended July 1, 2005 and fiscal 2005, respectively, we paid our subcontractors $56.5 million and $174.9 million, respectively. These subcontractors generally perform niche or specialty services for which they have more direct experience, such as construction or catering services, and the inclusion of these companies on our team during the bidding process may improve the chance of our winning a contract award. Often, we enter into subcontract arrangements in order to meet government requirements to award certain categories of services to small businesses. A failure by one or more of our subcontractors to satisfactorily provide on a timely basis the agreed-upon supplies or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as the prime contractor. Such subcontractor performance deficiencies could result in a customer terminating our contract for default. A default termination could expose us to liability and adversely affect our operating performance and may result in additional expenses and possible loss of revenue. As a result, we may not generate sufficient cash flow to satisfy our debt-obligations, including the New Notes.

Environmental laws and regulations may subject us to significant costs and liabilities.

Our operations include the use, generation and disposal of hazardous materials. We are subject to various federal, state and foreign laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We could incur substantial costs, including clean-up costs as a result of violations of or liabilities under environmental laws. This could adversely impact our operating performance and may result in additional expenses and possible loss of revenue. As a result, we may not generate sufficient cash flow to satisfy our obligations, including the New Notes.

The requirements of complying with the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002 may strain our resources and distract management.

Upon registration of the new notes we will be subject to the Sarbanes-Oxley Act of 2002, including Section 404. These requirements may place a strain on our systems and resources. The Sarbanes-Oxley Act will require that we maintain and certify that we have effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404, starting with our annual report on Form 10-K for the fiscal year ended March 30, 2007, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting and an attestation report of our auditors on our management’s assessment of such internal control. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required as we devote additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with these requirements. We might not be able to complete the documentation and management assessment required by Section 404 of the Sarbanes-Oxley Act before it becomes applicable to us. In addition, the effort to prepare for these obligations may divert management’s attention from other business concerns, which could affect our operating performance. In addition, we may need to hire additional accounting and financial staff, which we may not be able to do in a timely fashion and which would result in additional expense and possible distraction of our management’s time and resources.

THE 2005 ACQUISITION

On December 12, 2004, Veritas Capital and its subsidiary, DI Acquisition Corp. (now known as DynCorp International Inc.), entered into a purchase agreement with Computer Sciences Corporation and DynCorp whereby DI Acquisition Corp. agreed to acquire DynCorp International, a wholly owned subsidiary of DynCorp. DI Acquisition Corp. assigned its rights to acquire DynCorp International to DI Finance LLC, or DI Finance, its wholly owned subsidiary. Immediately after the consummation of the 2005 Acquisition, on February 11, 2005, DI Finance was merged with and into DynCorp International. DynCorp International survived the merger and is now a wholly owned subsidiary of DynCorp International Inc. In this section, Computer Sciences Corporation and DynCorp are referred to as the “sellers.”

Closing Price and Purchase Adjustments

The purchase price for the 2005 Acquisition was $865 million, $775.0 million of which was payable in cash. Computer Sciences Corporation credited the remaining $75.0 million of the purchase price for preferred equity in our parent of $75.0 million, with the amount of preferred stock issued to Computer Sciences Corporation subject to increase or decrease based upon an increase or decrease in the net working capital of DynCorp International at the closing of the 2005 Acquisition as compared to April 2, 2004. The purchase agreement established a procedure for determining the net working capital adjustment after the closing, with any dispute regarding such calculations to be resolved by an independent accounting firm. We negotiated the amount of the working capital adjustment with Computer Sciences Corporation and entered into a settlement agreement with Computer Sciences Corporation on October 27, 2005. Pursuant to the settlement agreement, Computer Sciences Corporation will receive an additional 65,550 shares of our parent’s preferred stock valued at $65.55 million. An additional preferred equity investment of $50.0 million was made in our parent by The Northwestern Mutual Life Insurance Company on identical terms.

In addition to the credit of purchase price for preferred stock of our parent by Computer Sciences Corporation and the additional preferred stock equity investment as discussed above, the 2005 Acquisition was funded by:

•	borrowings under our senior secured credit facility, consisting of a $345.0 million term loan which was drawn down at closing, and a $75.0 million revolving credit facility;

•	the Original Notes; and

•	a common equity investment in our parent of $86.0 million by Veritas Capital and $14.0 million by Carlisle Ventures, Inc. (an affiliate of The Northwestern Mutual Life Insurance Company).

See “Description of Material Indebtedness” and “Certain Relationships and Related Transactions—Preferred Stock of DynCorp International Inc.” for a discussion of our senior secured credit facility and our parent’s preferred stock.

Purchase Agreement

General. The purchase agreement contains customary representations, warranties, covenants and indemnities, by and for the benefit of our parent, Veritas Capital and the sellers.

Indemnification. Sellers’ obligation, which is joint and several, to indemnify our parent and Veritas Capital for breaches of representations and warranties generally survives until 180 days after the closing of the 2005 Acquisition, except for representations and warranties relating to certain corporate representations and broker representations, which will survive until the applicable statute of limitations, and tax representations that did not survive closing except for the representation relating to DynCorp International’s status as a disregarded entity, which will survive for three years following the closing of the 2005 Acquisition. The sellers’ obligations to indemnify our parent and its affiliates (including after the closing of the 2005 Acquisition, DynCorp International) and our parent’s obligation to indemnify the sellers is, subject to certain exceptions, subject to a $5.0 million deductible and each individual claim must be at least $50,000 per individual claim. The aggregate indemnification obligations are generally threshold capped at $50.0 million in the aggregate, respectively, subject to certain exceptions.

The purchase agreement also provides that the sellers will indemnify us without regard to any time limitation, but subject to the above cap, for any losses incurred by our parent or its affiliates in connection with the Arias litigation, a class action lawsuit seeking $100.0 million filed on September 11, 2001. Upon closing of the 2005 Acquisition, the sellers and DynCorp International entered into a joint defense agreement pursuant to which both parties will assume joint defense of the litigation. See “Business—Legal Proceedings” and “—Risks Relating to Our Business—Proceedings against us in domestic and foreign courts could result in legal costs and adversely affect our reputation and our ability to compete for business” for additional information regarding the Arias litigation.

Under the purchase agreement, the sellers agreed to remit to our parent any amounts actually received by sellers (less related fees) with respect to potential Texas sales tax refunds relating to any contracts that have been assigned by the sellers to us or any of our subsidiaries.

Additional Covenants. The purchase agreement includes customary covenants by the sellers to maintain certain proprietary information about the buyer and its affiliates confidential and by the sellers and certain of their affiliates not to compete with our parent, us and our affiliates with respect to any of our existing contracts for a period of two years and both parties not to solicit for employment or hire certain of our employees for a period of three years after the closing of the 2005 Acquisition.

Under the purchase agreement, the sellers granted to us and our parent an exclusive, perpetual, irrevocable, worldwide, royalty-free and fully paid-up license to use the “Dyn International” and “DynCorp International” name in connection with aviation services, security services, technical services and marine services.

Ownership Structure

The following chart shows our organizational structure. DIV Capital, an issuer of the New Notes, is our wholly owned subsidiary with nominal assets and no active business or operations.

(1)	Owns 100% of the Series A-2 preferred stock of our parent.
(2)	Owns 100% of the common stock of our parent.
(3)	Owns 100% of the Series A-1 preferred stock of our parent.
(4)	All U.S. subsidiaries of DynCorp International will also guarantee payment under the New Notes on a senior subordinated basis. They are also guarantors of the senior secured credit facility.
(5)	None of the foreign subsidiaries of DynCorp International will guarantee payment under the New Notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the Original Notes. We will not receive any proceeds from the exchange offer. In consideration for issuing the New Notes, we will receive Original Notes with like original principal amount. The form and terms of the Original Notes are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Original Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our outstanding debt.

The net proceeds of the issuance of the Original Notes, net of fees, were approximately $310.0 million and were used to pay the consideration for, and fees and expenses relating to, the 2005 Acquisition and to pay certain fees and expenses related to the offering of the Original Notes.

CAPITALIZATION

The following table sets forth our consolidated cash, cash equivalents and capitalization as of July 1, 2005.

You should read this table together with our historical and unaudited pro forma financial statements and the related notes thereto included elsewhere in this prospectus. For additional information regarding our outstanding indebtedness and our credit facilities and notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Material Indebtedness.”

As of July 1, 2005
(dollars in thousands)
Cash and Cash Equivalents	$28,589

Long-Term Debt, Including Current Portion:
Senior Secured Credit Facility:
Revolving Credit Facility (1)	$—
Term Loan Facility	344,138
Senior Subordinated Notes	320,000

Total Long Term Debt, Including Current Portion	664,138
Total Equity	225,717

Total Capitalization	$889,855

(1)	The senior secured credit facility also includes a five-year revolving credit facility in aggregate principal amount of $75.0 million. See “Description of Material Indebtedness.” Excludes $5.1 million of outstanding letters of credit.

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statements of operations for the three months ended July 2, 2004 and the year ended April 1, 2005 are derived from the application of pro forma adjustments to the historical statements of operations for the immediate predecessor period for the three months ended July 2, 2004, and the period April 3, 2004 to February 11, 2005 as if the effective date of the Transactions were April 3, 2004. The pro forma combined statement of operations for the year ended April 1, 2005 includes the historical results of operations for the successor period February 12, 2005 to April 1, 2005 combined with the pro forma results of operations for the period April 3, 2004 to February 11, 2005. The pro forma statements of operations should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

The pro forma adjustments are described in the notes to the pro forma statements of operations and are based on available information and assumptions that management believes are reasonable. The pro forma statements of operations are not necessarily indicative of our future results of operations or results of operations that would have actually occurred had the Transactions been consummated as of April 3, 2004.

Purchase price allocations relating to the February 11, 2005 Acquisition are subject to refinement until all pertinent information is obtained. The purchase price is subject to an adjustment to the extent that our defined net working capital differs from an agreed-upon level. The 2005 Acquisition was accounted for under the purchase method, and accordingly, the preliminary purchase price of the 2005 Acquisition was allocated to the net assets acquired based on preliminary estimates of the fair values at the date of the 2005 Acquisition which are subject to future adjustments. We have engaged a third party to assist in the appraisal of the fair values of certain intangible assets. We have received preliminary estimates for the intangible assets, and the amounts will be finalized with the anticipated completion of the third-party review during the second quarter of fiscal year 2006.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

YEAR ENDED APRIL 1, 2005

	Immediate Predecessor	Successor
	Period from April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005	Adjustments		Pro Forma for the Fiscal Year Ended April 1, 2005
		(dollars in thousands)
Revenues	$1,654,305	$266,604	$—		$1,920,909

Cost of Services	1,496,109	245,406	—		1,741,515
Selling, General and Administrative	57,755	8,408	275	(1)	66,438
Depreciation and Amortization	5,922	5,605	29,442	(2)	40,969

Total Costs and Expenses	1,559,786	259,419	29,717		1,848,922

Operating Income	94,519	7,185	(29,717)		71,987
Interest Income	(170)	(7)	—		(177)
Interest Expense	—	8,054	47,414	(3)	55,468

Income before Income Taxes	94,689	(862)	(77,131)		16,696
Provision for Income Taxes	34,956	60	(28,855	)(4)	6,161

Net Income (loss)	$59,733	$(922)	$(48,276)		$10,535

See accompanying notes to unaudited pro forma consolidated statement of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

THREE MONTHS ENDED JULY 2, 2004

	Immediate Predecessor
	Three Months Ended July 2, 2004	Adjustments		Pro Forma for the Three Months Ended July 2, 2004
	(dollars in thousands)
Revenues	$406,894	$—		$406,894

Cost of Services	367,021	—		367,021
Selling, General and Administrative	15,650	75	(1)	15,725
Depreciation and Amortization	1,773	10,436	(2)	12,209

Total Costs and Expenses	384,444	10,511		394,955

Operating Income	22,450	(10,511)		11,939
Interest Income	(25)	—		(25)
Interest Expense	—	13,837	(3)	13,837

Income (benefit) before Income Taxes	22,475	(24,348)		(1,873)
Provision (loss) for Income Taxes	8,577	(9,268	)(4)	(691)

Net Income (loss)	$13,898	$(15,080)		$(1,182)

See accompanying notes to unaudited pro forma consolidated statements of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED JULY 1, 2005

The following table presents the methodology for deriving the twelve month period ended July 1, 2005. The periods presented are on a pro forma basis that gives effect of the 2005 Acquisition as described in this section.

	Pro Forma Fiscal Year Ended April 1, 2005	Less: Pro Forma Three Months Ended July 2, 2004	Plus: Pro Forma Three Months Ended July 1, 2005	Pro Forma Twelve Months Ended July 1, 2005
Revenues	$1,920,909	$406,894	$425,055	$1,939,070

Cost of Services	1,741,515	367,021	378,658	1,753,152
Selling, general and administrative	66,438	15,725	19,159	69,872
Depreciation and Amortization	40,969	12,209	10,685	39,445

Total Costs and Expenses	1,848,872	394,955	408,502	1,862,469

Operating Income	71,987	11,939	16,553	76,601
Interest Expense	55,468	13,837	13,837	55,468
Interest on mandatory redeemable shares	—	—	—	—
Interest Income	(177)	(25)	—	(152)

Income (loss) before income taxes	16,696	(1,873)	2,716	21,285
Provision (benefit) for Income Taxes	6,161	(691)	639	7,491

Net Income (loss)	$10,535	$(1,182)	$2,077	$13,794

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

(1)	Reflects the management fee for a full 12 months or 3, respectively; see “Certain Relationships and Related Transactions—Management Fee.”
(2)	Reflects the change in intangible amortization related to the adjustment to estimated fair value of intangible assets and the change in estimated lives.
(3)	Represents the increase in interest expense to reflect the new capital structure and the amortization of financing costs over the terms of the corresponding debt. A summary follows:

	Year Ended April 1, 2005	Three Months Ended July 2, 2004
Interest on Amount Outstanding under Revolving Credit Facility	$—	$—
Interest on Term Loan	21,735	5,398
Interest on Senior Subordinated Notes	30,400	7,600
Senior Administrative Agent Fee	100	25
Undrawn Facility Fee	375	99
Amortization of Deferred Financing Fees	2,858	715

Total Increase	$55,468	$13,837

(4)	Based on an effective tax rate of 36.9%, which is the historical rate for the period April 3, 2004 to February 11, 2005 and is the expected approximate effective tax rate for successor operations.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below are selected historical consolidated financial data. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected historical consolidated financial data as of July 1, 2005 and April 1, 2005 and for the three months ended July 1, 2005, and the period February 12, 2005, through April 1, 2005 are derived from our consolidated financial statements for the successor period. The selected historical consolidated financial data for the period April 3, 2004 through February 11, 2005, for the three months ended July 2, 2004, as of and for the year ended April 2, 2004 and for the period March 8, 2003 through March 28, 2003 are derived from our consolidated financial statements for the immediate predecessor period. The selected consolidated financial information for the period March 30, 2002 through March 7, 2003 has been derived from our consolidated financial statements for the original predecessor period. The selected consolidated financial information as of and for the three month period ended July 1, 2005, and for the three month period ended July 2, 2004 have been derived from our unaudited consolidated financial statements during the successor and immediate predecessor periods, respectively. The selected consolidated financial information for the fiscal years 2002 and 2001 have been derived from our unaudited consolidated financial statements during the original predecessor period. In our opinion, these unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information included therein.

	Original Predecessor Period					Immediate Predecessor Period			Successor Period	Immediate Predecessor Period	Successor Period
	Fiscal Year Ended				March 30, 2002– March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	April 3, 2004– Feb. 11, 2005	49 Days Ended April 1, 2005	Three Months Ended July 2, 2004	Three Months Ended July 1, 2005
	March 30, 2001		March 29, 2002
	(dollars in thousands, except for backlog, which is in millions)
STATEMENT OF OPERATIONS DATA:
Revenues		$583,907		$755,326	$859,112	$59,240	$1,214,289	$1,654,305	$266,604	$406,894	$425,055

Costs of Services		529,969		687,088	787,649	53,482	1,106,571	1,496,109	245,406	367,021	378,658
Selling, General and Administrative		30,872		34,544	40,316	3,414	48,350	57,755	8,408	15,650	19,159
Depreciation and Amortization		511		1,462	351	265	8,148	5,922	5,605	1,773	10,685

Operating Income		22,555		32,232	30,796	2,079	51,220	94,519	7,185	22,450	16,553
Interest Expense		4		43	—	—	—	—	8,054	—	13,837
Interest Income		(75)		(50)	(43)	(2)	(64)	(170)	(7)	(25)	—

Net Income (Loss) Before Income Taxes		22,626		32,239	30,839	2,081	51,284	94,689	(862)	22,475	2,716
Provision for Income Taxes		9,119		11,525	11,973	852	19,924	34,956	60	8,577	639

Net Income (Loss)		$13,507		$20,714	$18,866	$1,229	$31,360	$59,733	$(922)	$13,898	$2,077

CASH FLOW DATA:
Net Cash (Used in) Provided by Operating Activities	$		$		$(10,331)	$12,542	$(6,756)	$(2,092)	$(31,240)	$5,573	$52,373
Net Cash Used in Investing Activities					(920)	(360,961)	(2,292)	(10,707)	(869,394)	(2,628)	(912)
Net Cash Provided by Financing Activities					13,191	348,854	11,017	14,325	906,072	(6,948)	(36,346)

OTHER FINANCIAL DATA:
EBITDA (1) (2)		$23,141		$33,744	$31,781	$2,382	$60,072	$101,326	$13,279	$24,467	$27,447
Capital Expenditures		101		1,181	1,011	11	2,047	8,473	244	2,626	446

SELECTED OPERATING INFORMATION:
Contract Recompete Win Rate (3)		100%		50%	79%	NA	100%	NA	NA	NA	100%
New Contract Win Rate (3)		77%		57%	93%	NA	72%	NA	NA	49%	67%
Backlog (4)		$1,929		$2,091	NA	$2,028	$2,164	NA	$2,040	NA	$2,575

BALANCE SHEET DATA (5):
Cash and Cash Equivalents		$5,923		$2,166	NA	$4,541	$6,510	NA	$13,474	$2,507	$28,589
Working Capital (6)		28,547		32,641	NA	58,295	104,335	NA	200,367	110,499	211,959
Total Assets		97,239		148,032	NA	481,097	579,829	NA	1,148,193	587,835	1,106,814
Total Debt		—		—	NA	—	—	NA	700,000	—	664,138
Member’s Equity		—		—	NA	354,198	396,573	NA	223,908	403,514	225,717

(1)	EBITDA is a primary component of certain covenants under our senior secured credit facility and is defined as net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA does not represent net income or cash flows from operations, as these terms are defined under generally accepted accounting principles, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with generally accepted accounting principles, or GAAP and EBITDA as presented in this prospectus are not necessarily comparable to similarly titled measures reported by other companies.

(2)	The following table presents a reconciliation of income to EBITDA for the periods included below.

	Original Predecessor Period			Immediate Predecessor Period			Successor Period	Immediate Predecessor Period	Successor Period
	Fiscal Year Ended		March 30, 2002– March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	April 3, 2004– Feb. 11, 2005	49 Days Ended April 1, 2005	Three Months Ended July 2, 2004	Three Months Ended July 1, 2005
	March 30, 2001	March 29, 2002
	(dollars in thousands)
RECONCILIATION OF NET INCOME TO EBITDA:
Net Income (loss)	$13,507	$20,714	$18,866	$1,229	$31,360	$59,733	$(922)	$13,898	$2,077
Income Taxes	9,119	11,525	11,973	852	19,924	34,956	60	8,577	639
Interest Expense	4	43	—	—	—	—	8,054	—	13,837
Depreciation and Amortization	511	1,462	942	301	8,788	6,637	6,087	1,992	10,894

EBITDA	$23,141	$33,744	$31,781	$2,382	$60,072	101,326	$13,279	$24,467	$27,447

(3)	Recompete and new contract win rates are calculated based on the dollar values of such contracts. “NA” reflects no new recompeted or new contract awards during the referenced periods.
(4)	Backlog data is as of the end of the applicable period.
(5)	Balance sheet data is as of the end of the applicable period.
(6)	Working capital is defined as current assets, net of current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior and subsequent to the acquisition of DynCorp by Computer Sciences Corporation on March 7, 2003 (referred to as the “Computer Sciences Corporation Acquisition”) and the acquisition of DynCorp International by an entity controlled by the Veritas Capital Fund II, L.P. and its affiliates on February 11, 2005 (referred to as the “Acquisition”). Accordingly, the discussion and analysis of historical operations during the periods prior to the Computer Sciences Corporation Acquisition and the February 11, 2005 Acquisition do not reflect the significant impact that these transactions had on us. You should read the following discussion together with the sections entitled “Summary Consolidated Historical and Pro Forma Financial Data,” “Risk Factors,” “Pro Forma Financial Information,” “Selected Historical Consolidated Financial Data” and the financial statements included elsewhere in this prospectus. With respect to certain forward-looking statements contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, see “Forward-Looking Statements.”

Overview

We provide a broad range of mission-critical outsourced technical services to civilian and military government agencies and commercial customers. Our specific global expertise is in law enforcement training and support, security services, base operations, logistics support and aviation services and operations. We operated as a separate subsidiary of DynCorp from 2000 to 2003 and of Computer Sciences Corporation from 2003 until February 2005, however, DynCorp International and its predecessors have provided essential services to numerous U.S. government departments and agencies since 1951. Our current customers include the Department of State; the Army, Air Force, Navy and Marine Corps (collectively, the Department of Defense); the Department of Homeland Security; and to commercial customers and foreign governments. As of July 1, 2005, we had over 14,100 employees in 33 countries, 45 active contracts ranging in duration from three to ten years and over 75 task orders.

Our business strategy is to further increase our revenues and earnings by exploiting current business opportunities, capitalizing on industry trends, pursuing commercial and foreign government opportunities, and expanding our domestic service offerings. We have a longstanding record of providing services in support of a broad array of highly complex platforms and systems that are vital to our customers’ operations and together with our predecessors have provided support services to the U.S. government for 54 years. We believe that the longevity and depth of our customer relationships have positioned us as a contractor of choice for our customers, creating a unique advantage and opportunity to cross-sell our capabilities to capture additional contract opportunities. The U.S. government is increasing its reliance on outsourcing and has increased spending in our target markets. While we have historically primarily served the U.S. government, we believe there is significant potential to increase the business we generate from commercial and foreign government customers for similar services. In addition, as a subsidiary of Computer Sciences Corporation, we were prevented from pursuing additional domestic programs. As a result of the Acquisition, we intend to compete for new business opportunities domestically. We do not believe this represents a change in our business operations going forward, but allows us to use our strengths in providing our services internationally to compete effectively for additional domestic business.

We have increased our revenues and EBITDA from fiscal 2003 through fiscal 2005 at CAGRs of 27.9% and 49.6%, respectively. Our growth has primarily been driven by increasing demand for outsourced technical services and other non-combat-related functions, such as reconstruction, peace-keeping, logistics and other support activities. In fiscal 2005, on a pro forma basis we generated revenues, EBITDA and net income of $1.9 billion and $114.3 million, and $10.5 million, respectively, as compared with $1.2 billion, $60.1 million and $31.4 million, in fiscal 2004. For the twelve months ending July 1, 2005, on a pro-forma basis we had revenues, EBITDA and net income of $1.9 billion, $117.4 million and $13.8 million respectively. As of July 1, 2005, we had a total backlog of approximately $2.6 billion and, historically, virtually our entire backlog has been converted into revenue at or above stated contract values. Backlog does not take into account any expenses associated with the contractual performance and converting backlog into revenue would not reflect net income associated with the contracts. In addition to our backlog as of July 1, 2005, we had $19.8 billion of value of currently available ceiling under our existing indefinite delivery, indefinite quantity contracts. Since fiscal 2001 through July 1, 2005, we have won a total of 83%, or $10.4 billion out of $12.5 billion, of the aggregate estimated value of new or renewed contracts on which we bid.

Operating Environment and Impact of Our Business

We are primarily a U.S. government contractor providing a broad range of critical technical services to civilian and military government agencies and to a lesser extent, commercial customers. As a result, our operating performance for any time period is impacted primarily by certain trends, including trends in U.S. government outsourcing, spending, and certain other trends with respect to the awarding of contracts and related payment terms and therefore trends in this market can have a significant effect on our business. The trends we monitor and the impact on our business are discussed below.

Increased Outsourcing by U.S. and Foreign Governments. We have seen and benefited from a continued trend toward outsourcing of services by the U.S. government, particularly within the Department of Defense and the Department of State. These outsourcing trends are seen both domestically and internationally and support the increased deployment of U.S. resources overseas. The increase in overseas deployment has been both in frequency and magnitude, and across multiple federal government agencies. For example, our International Technical Services division has witnessed strong growth as a result of the U.S. government’s trend toward outsourcing critical functions. Outside of the Federal Government we are seeing other countries, particularly the United Kingdom and Australia; follow the U.S. Government trend to outsource services. This provides additional markets for our existing services. Our International Technical Services operating division primarily provides outsourced law enforcement training, drug eradication, global logistics, base operations and personal physical security services to government and commercial customers in foreign jurisdictions. Since fiscal 2001, International Technical Services has grown revenues from $264.7 million to $1,254.4 million for the twelve months ended July 1, 2005, or 64.7% of our total revenues. Although we expect to continue to see increases in government outsourcing for the foreseeable future, particularly in government technical support services and other non-combat related functions, the adoption of new laws or regulations that affect companies that provide services to the federal government or curtailment of the federal government’s outsourcing of services to private contractors would significantly alter this positive trend.

Increased Spending by Our Customers. The Department of Defense budget for the U.S. government fiscal year ending September 30, 2006, excluding supplemental funding relating to operations in Iraq and Afghanistan, has been proposed to Congress at $426 billion, representing an increase of over $145 billion since fiscal 2000. The Department of State budget for international development and humanitarian and international security assistance has grown from approximately $18 billion in fiscal 2005 and is further projected by the U.S. government to increase to $25 billion in fiscal 2009 (a CAGR of 8.4%) from fiscal 2005 to fiscal 2009. As a result of the U.S. military’s presence in the Middle East and abroad, we believe that this trend will continue for the foreseeable future and that we are well positioned to benefit from this trend. Among the factors that could impact federal government spending and which would reduce our federal government contracting business are: a significant decline in, or reapportioning of, spending by the federal government, in general, or by the Department of Defense or the Department of State.

Shift to More Multiple Awards in Indefinite Delivery, Indefinite Quantity contracts. The trend in the service segment of the U.S. Government has been to award more multiple award indefinite delivery, indefinite quantity contracts. We expect these trends to continue in the service segment of the Federal Government market. Strong customer relationships combined with excellent past performance will increase the probability of earning a customer’s business under multiple award indefinite delivery, indefinite quantity contracts, as well as winning new procurements. In fiscal 2005 and for the three months ended July 1, 2005, 56.3% and 59.7% of our revenues were attributable to indefinite delivery, indefinite quantity contracts. Traditional government contracts typically have a base year award plus four to nine option years, limiting the competition to the 5-10 year contract cycle. Under multiple award indefinite delivery, indefinite quantity contracts, the customer has the ability to compete for the work more frequently among the contract holders, or even move the work on a sole source basis to one of the other providers. This trend toward multiple award indefinite delivery, indefinite quantity contracts could increase the volatility in our revenue.

Shift from Cost Type Contracts to Time and Material or Fixed Unit Price Contracts. Our government contract services have three distinct pricing structures: cost-reimbursement, time-and materials and fixed-price, representing approximately 33%, 39% and 28% of our revenues, respectively, for the three months ended July 1, 2005, and approximately 34%, 39% and 27% of our revenues, respectively, for fiscal 2005. We believe that fixed-price contracts will increase as a percentage of our revenue in fiscal 2006 due to the increasing tendency of the U.S. government to award fixed-price contracts, particularly the Department of State. We assume financial risk on time-and-materials and fixed-price contracts, because we assume the risk of performing those contracts at the stipulated prices or negotiated hourly rates. If we do not accurately estimate ultimate costs and control costs during performance of the work, we could lose money on a particular contract or have lower than anticipated margins. The movement from cost type contracts to time and material or fixed unit price contracts, while increasing our risk, allows us the opportunity to earn higher margins.

Increased Maintenance, Overhaul, and Upgrades needed to Support Aging Military Platforms. Another trend we monitor to determine our future strategies is the age and use of weapon systems. The high visibility / high cost new weapons systems tend to be the target of budget reductions, while the Operation and Maintenance budget continues to grow as a percentage of the total budget. The Operation and Maintenance portion of the Department of Defense budget, which includes the majority of the services we provide, is the largest and fastest growing segment of Department of Defense military spending. Also, as the purchase of new weapons systems are delayed or cancelled, the current weapon systems continue to age and require increased maintenance. This aging, combined with the increased use of the equipment, often in harsh environments, provides opportunities for the services we offer.

Competition. We believe that the favorable industry trends that could drive our future profitability may also attract additional competition by certain existing and potential competitors. Given the broad range of services that we provide, we compete with various entities across geographic and business lines. Some of our competitors have greater financial and other resources than we do or are better positioned than we are to compete for contract opportunities. In addition, we are at a disadvantage when bidding for contracts put up for recompetition for which we are not the incumbent provider, because incumbent providers are frequently able to capitalize on customer relationships, technical knowledge and pricing experience gained from their prior service.

Factors Affecting Our Results of Operations

Our future results of operations will be affected by the following factors, which may cause our results of operations to differ from those discussed under “Results of Operations.”

Contemplated Initial Public Offering of Our Parent. Our parent, DynCorp International Inc., intends to file a registration statement on Form S-1 relating to an initial public offering of its common stock. The timing of the offering, number of shares of common stock to be offered by our parent, the per share price of the common stock to be issued, the use of proceeds and the other terms of the contemplated offering have not yet been determined. There can be no assurance whether our parent will complete the offering at all or what the terms of the offering will be.

Debt Service. During the predecessor periods, working capital was provided by our parent at the time, and therefore there was no debt and minimal interest expense on our financial statements. As of July 1, 2005 we had $644.1 million of outstanding debt, which will generate significant interest expense. Approximately $56 million per year of our cash flow will be required for interest and principle payments annually for fiscal 2007 through 2010. This will limit the amount of cash that is available for working capital requirements, or other internal uses.

Stand-Alone Operating Costs. During fiscal 2004, we paid Computer Sciences Corporation $12.7 million, and during the period from April 3, 2004 through February 11, 2005, we paid Computer Sciences Corporation $11.9 million for executive oversight and other services such as treasury, tax, insurance, legal, consolidation accounting, public affairs and information technology. In addition, under the Transition Services Agreement, we have incurred approximately $1.0 million of expenses during the three months ended July 1, 2005. We have put in place people and other resources to provide the services previously provided by corporate resources from either Computer Sciences Corporation (March 8, 2003 through February 11, 2005) or DynCorp (prior to March 7, 2003). While a one to one comparison is difficult due to organizational differences, in total our SG&A forecast for fiscal 2006 is slightly lower than the actual expenditures from fiscal 2005.

Purchase Accounting Adjustments. The 2005 Acquisition was accounted for under the purchase method and, accordingly, the preliminary purchase price of the acquisition was allocated to the net assets acquired based on preliminary estimates of the fair values at the date of the acquisition and are subject to future adjustments. The we have engaged a third party to provide an independent appraisal of the fair values of certain intangible assets. We have received preliminary estimates for the intangible assets, and the amounts will be finalized with the anticipated completion of the third-party review during the second quarter of fiscal 2006. In addition, in connection with the purchase price of the 2005 Acquisition, we negotiated the amount of the working capital adjustment with Computer Sciences Corporation and entered into a settlement agreement with Computer Sciences Corporation on October 27, 2005. Pursuant to the settlement agreement, Computer Sciences Corporation will receive an additional 65,550 shares of our parent’s preferred stock valued at $65.55 million.

Explanation of Reporting Periods

On March 7, 2003, DynCorp and its subsidiaries, including DynCorp International, were acquired by Computer Sciences Corporation. The formation of the reorganized DynCorp International is the result of transfers of net assets and other wholly owned legal entities by entities under Computer Sciences Corporation and DynCorp’s common control. The financial statements prior to March 7, 2003 are referred to as the “original predecessor period” statements.

On February 11, 2005, DynCorp International was sold by Computer Sciences Corporation to an entity controlled by The Veritas Capital Fund II, L.P. and its affiliates (“Veritas”). The financial statements from March 8, 2003 to February 11, 2005, the period of Computer Sciences Corporation ownership, are referred to as the “immediate predecessor period” statements. We refer to financial statements from and after February 12, 2005 as the “successor period statements.”

The historical financial statements and information included herein include the consolidated accounts of DynCorp International and its subsidiaries. This presentation is on the historical cost basis of accounting with the application of purchase accounting related to the Computer Sciences Corporation Acquisition and the 2005 Acquisition in the applicable periods presented. Information from the original predecessor period represents the consolidated financial position of DynCorp International for the period prior to the Computer Sciences Corporation Acquisition on March 7, 2003. This presentation is on the historical cost basis of accounting without the application of purchase accounting related to the Computer Sciences Corporation Acquisition in those periods presented.

The DynCorp International financial statements for the period from April 3, 2004 to February 11, 2005, fiscal 2004, the 21 days ended March 28, 2003 and the period from March 30, 2002 to March 7, 2003 are based on the historical assets, liabilities, sales and expenses of DynCorp International, including the allocation to DynCorp International of a portion of its parent’s corporate expenses and income taxes. During the period from March 30, 2002 to March 7, 2003, the 21 days ended March 28, 2003, fiscal 2004 and the period from April 3, 2004 to February 11, 2005, DynCorp International’s predecessor parents allocated $11.8 million, $0.6 million, $12.7 million and $11.9 million, respectively, of expenses it incurred for providing executive oversight and corporate headquarter functions, consolidation accounting, treasury, tax, legal, public affairs, human resources, information technology and other services. Of the $11.8 million, $10.0 million and $1.8 million were allocated to selling, general and administrative, or SG&A, and costs of services, respectively. Of the $0.6 million, $0.5 million and $0.05 million were allocated to SG&A and costs of services, respectively. Of the $12.7 million, $9.4 million and $3.3 million were allocated to SG&A and costs of services, respectively. Of the $11.9 million, $9.8 million and $2.1 million were allocated to SG&A and costs of services, respectively. These allocations are considered to be reasonable reflections of the utilization of services provided or the benefit received by DynCorp International. Computer Sciences Corporation continues to perform certain of these functions under a transition services agreement. For a discussion on our transition services agreement, see “2005 Acquisition—Transition Services Agreement.”

The results of operations for the 21-day period (March 8, 2003 to March 28, 2003), the 49-day period (February 12, 2005 to April 1, 2005), the three months ended July 2, 2004 and the three months ended July 1, 2005 are not necessarily indicative of the results to be expected for a full year or any future period. We have not addressed the 21-day period under the “Results of Operations” as this period did not include any meaningful trends, results or developments not otherwise reflected in the period from March 30, 2002 to March 7, 2003. In regards to the 49-day period from February 12, 2005 to April 1, 2005 (successor period), we have addressed this period in summary only and not compared it to a prior period due to the limited duration on this period and lack of a comparable prior period.

The 2005 Acquisition

On December 12, 2004, Veritas Capital and DI Acquisition Corp., now known as DynCorp International Inc., entered into a purchase agreement with Computer Sciences Corporation and DynCorp whereby DI Acquisition Corp. agreed to acquire DynCorp International, a wholly owned subsidiary of DynCorp. DI Acquisition Corp. assigned its rights to acquire DynCorp International to DI Finance, its wholly owned subsidiary. Immediately after the consummation of the Acquisition, DI Finance was merged with and into DynCorp International. DynCorp International survived the merger and is a wholly owned subsidiary of DynCorp International Inc.

As a result of the Acquisition, our assets and liabilities have been adjusted to their preliminary estimated fair value as of the closing. The excess of the total purchase price over the value of our assets at the closing of the 2005 Acquisition has been allocated to goodwill and other intangible assets, some of which will be amortized, and will be subject to annual impairment review.

Backlog

We track backlog in order to assess our current business development effectiveness and to assist us in forecasting our future business needs and financial performance. Backlog consists of orders and options under our contracts. We define backlog as the estimated value of contract awards received from customers that have not been recognized as sales. Our backlog consists of funded and unfunded backlog. Funded backlog is based upon amounts actually appropriated by a customer for payment of goods and services less actual revenue recorded to date under that appropriation. Unfunded backlog is the actual dollar value of unexercised contract options.

Most of our federal government contracts contain clauses providing the federal government customer options to extend the period of performance of a contract for a period of one or more years. These options may be exercised at the sole discretion of the customer and the possibility exists on every contract with an options clause that the customer will not exercise such options. It has been our experience, however, that the customer usually exercises contract options.

Because of appropriation limitations in the federal budget process, firm funding for our contracts is usually made for only one year at a time, with the remainder of the years under the contract expressed as a series of one-year options. As is the case with the base period of our federal government contracts, option periods are subject to the availability of funding for contract performance. The federal government is legally prohibited from ordering work under a contract in the absence of funding. Our experience has been that the government generally funds the option periods of our contracts.

Anticipated revenues from indefinite delivery, indefinite quantity contracts are not included in unfunded backlog. Backlog is only a measure of funded contract values, and unfunded contract options, less any revenue recognized to that point. Backlog does not take into account any expenses associated with contractual performance and converting backlog into revenue would not reflect net income associated with the contracts.

The following table sets forth our backlog as of the dates indicated (in millions):

	March 28, 2003	April 2, 2004	April 1, 2005	July 1, 2005
Funded Backlog	$467	$991	$1,140	$1,126
Unfunded Backlog	1,561	1,173	900	1,449

Total Backlog	$2,028	$2,164	$2,040	$2,575

For additional information on backlog see “Business—Backlog.”

Fiscal Periods

We use a 52/53-week fiscal year ending on the closest Friday to March 31. The period from April 3, 2004 to February 11, 2005 is a 45-week period. The fiscal year ended April 2, 2004 was a 53-week year. The period from March 30, 2002 to March 7, 2003 included 49 weeks. During the original predecessor period, DynCorp used a calendar year. Accordingly, the financial statements covered by that period were restated to 52/53-week fiscal year ends.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Management evaluates these estimates and assumptions on an ongoing basis, including those relating to revenue recognition and cost estimation on long-term contracts, determination of goodwill and customer-related intangible assets, goodwill impairment and accounting for contingencies and litigation. Our estimates and assumptions have been prepared on the basis of the most current available information. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could materially differ from these estimates under different assumptions and conditions.

We have several critical accounting policies that are both important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments. Typically, the circumstances that make these judgments complex and difficult have to do with making estimates about the effect of matters that are inherently uncertain. Our critical accounting estimates are as follows:

Our business is also performed under cost-reimbursement, time-and-materials or fixed-price contracts. For fiscal 2005 and the three months ended July 1, 2005, 34%, 39%, 27% and 31%, 41% and 28% of our revenues were derived from cost-reimbursement, time-and-materials and fixed-price contracts, respectively. For more information on our contract types, see “Business—Contract Types.”

Revenue Recognition and Cost Estimation on Long-Term Contracts

DynCorp International provides its services under cost-reimbursement, time-and-materials and fixed-price contracts. The form of contract, rather than the type of service offering, is the primary determinant of revenue recognition. Revenues are recognized when persuasive evidence of an arrangement exists, services or products have been provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue on fixed-price contracts is generally recognized ratably over the contract period, measured by methods appropriate to the services or products provided. Such “output measures” include: period of service, such as for aircraft fleet maintenance; units delivered, such as vehicles; and units produced, such as aircraft for which modification has been completed.

Revenue on fixed-price construction or production-type contracts, when they occur, is recognized on the basis of the estimated percentage-of-completion. Progress towards completion is typically measured based on achievement of specified contract milestones, when available, or based on costs incurred as a proportion of estimated total costs. Profit in a given period is reported at the expected profit margin to be achieved on the overall contract. This method can result in the deferral of costs or profit on these contracts. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Revenue on fixed-unit contracts that have a duration of less than six months is recognized on the completed contract method. Work in progress is classified as a component of inventory.

We provide for anticipated losses on contracts by a charge to income during the period in which the losses are first identified. Amounts billed but not yet recognized as revenue under certain types of contracts are deferred. Unbilled receivables are stated at estimated realizable value. Contract costs on U.S. government contracts, including indirect costs, are subject to audit and adjustment by negotiations between us and government representatives. Substantially all of our indirect contract costs have been agreed upon through March 28, 2003. Contract revenues on U.S. government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Contract costs are expensed as incurred, except as described above and on certain other production-type fixed-price contracts, where costs are deferred until such time that associated revenue is recognized.

Client contracts may include the provision of more than one of our services. For revenue arrangements with multiple deliverables, revenue recognition includes the proper identification of separate units of accounting and the allocation of revenue across all elements based on relative fair values.

Many of our contracts are time-and-materials or fixed hourly/daily rate contracts. For these contracts, revenue is recognized each month based on actual hours/days charged to the program during that month multiplied by the fixed hourly/daily rate in the contract for the type of labor charged. Any material or other direct charges are recognized as revenue based on the actual direct cost plus Defense Contract Audit Agency-approved indirect rates.

Cost-reimbursement type contracts can be either Cost Plus Fixed Fee, or Cost Plus Award Fee. Revenue recognition for these two contract types is very similar. In both cases, revenue is based on actual direct cost plus Defense Contract Audit Agency-approved indirect rates. In the case of Cost Plus Fixed Fee, the fixed fee is recognized based on the ratio of the fixed fee for the contract to the total estimated cost of the contract. In the case of Cost Plus Award Fee contracts, the fee is made up of two components, base fee and award fee. Base fee is recognized in the same manner as the fee on Cost Plus Fixed Fee contracts. The award fee portion is recognized based on an average of the last two award fee periods.

Determination of Goodwill and Customer-Related Intangible Assets

The Computer Sciences Corporation Acquisition and the 2005 Acquisition were accounted for under the purchase method and, accordingly, the purchase prices were allocated to the net assets acquired based on estimates of the fair values at the acquisition dates of the Computer Sciences Corporation Acquisition. In addition, Computer Sciences Corporation obtained an independent appraisal of the fair values for certain intangible assets. In order to determine the appropriate value of goodwill to be allocated to us, an estimate was made of the relative fair value of DynCorp International to the remaining portion of DynCorp as of March 7, 2003. The value of the intangible assets reflected in the balance sheet is the sum of the independently appraised value of the customer contracts and related customer relationships for contracts being performed by us, less amortization expense. Purchase price allocations are subject to refinement until all pertinent information is obtained. The purchase agreement established a procedure for determining the net working capital adjustment after the closing, with any dispute regarding such calculations to be resolved by an independent accounting firm. We negotiated the amount of the working capital adjustment with Computer Sciences Corporation and entered into a settlement agreement with Computer Sciences Corporation on October 27, 2005. Pursuant to the settlement agreement, Computer Sciences Corporation will receive an additional 65,550 shares of our parent’s preferred stock valued at $65.55 million. The adjustment to the purchase price will be recorded as an adjustment to goodwill.

The February 11, 2005 Acquisition was accounted for using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer-related intangibles, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include reserves for litigation and other contingency reserves established prior to or at the time of acquisition, and require judgment in ascertaining a reasonable value. Third-party valuation firms will assist management in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecasted revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by our professionals from legal, finance, human resources, information systems, program management and other disciplines.

Accounting for Contingencies and Litigation

We are subject to various claims and contingencies associated with lawsuits, insurance, tax and other issues arising out of the normal course of business. The consolidated financial statements reflect the treatment of claims and contingencies based on our view of the expected outcome. We consult with legal counsel on issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business. If the likelihood of an adverse outcome is probable and the amount is estimable, we accrue a liability in accordance with SFAS No. 5, “Accounting for Contingencies.” Significant changes in the estimates or assumptions used in assessing the likelihood of an adverse outcome could have a material effect on our consolidated financial results.

Results of Operations

The following tables set forth, for the periods indicated, our historical results of operations, both in dollars and as a percentage of revenues:

	Immediate Predecessor Period		Successor Period
	Three Months Ended July 2, 2004		Three Months Ended July 1, 2005
Revenues	$406,894	100.0%	$425,055	100.0%

Costs of Services	367,021	90.2	378,658	89.1
Selling, General and Administrative Expenses	15,650	3.8	19,159	4.5
Depreciation and Amortization	1,773	0.4	10,685	2.5

Total Costs and Expenses	384,444	94.5%	408,502	96.1%

Interest Income	(25)	0.0	0.0	0.0
Interest Expense	—	—	13,837	3.3

Income (loss) Before Taxes	22,475	5.5	2,716	0.6
Provision for Income Taxes	8,577	2.1	639	0.1

Net Income (loss)	$13,898	3.4%	$2,077	0.5%

	Original Predecessor Period		Immediate Predecessor Period				Successor Period		Pro Forma for the Year Ended April 1, 2005
	Period from March 30, 2002 to March 7, 2003		For the Fiscal Year Ended April 2, 2004		Period from April 3, 2004 to February 11, 2005		Period from February 12, 2005 to April 1, 2005
Revenues	$859,112	100.0%	$1,214,289	100.0%	$1,654,305	100%	266,604	100%	1,920,909	100%

Costs of Services	787,649	91.7	1,106,571	91.1	1,496,109	90.4	245,406	92.0	1,741,515	90.7
Selling, General and Administrative Expenses	40,316	4.7	48,350	4.0	57,755	3.5	$8,408	3.2	66,438	3.5
Depreciation and Amortization	351	—	8,148	0.7	5,922	0.4	5,605	2.1	40,969	2.1

Total Costs and Expenses	828,316	96.4%	1,163,069	95.8%	1,559,786	94.3%	259,419	$97.3%	1,848,922	96.3%

Interest Income	(43)		(64)		(170)		(7)		(177)
Interest Expense	—		—		—		8,054		55,468	2.9
Income Before Taxes	30,839	3.6	51,284	4.2	94,689	5.7	(862)	(0.3)	16,696	0.8
Provision for Income Taxes	11,973	1.4	19,924	1.6	34,956	2.1	60	0.0	6,161	0.3

Net Income	$18,866	2.2%	$31,360	2.6%	$59,733	3.6%	$(922)	(0.3)%	$10,535	0.5%

Three Months Ended July 1, 2005, Compared to Three Months Ended July 2, 2004

Consolidated

Revenues. Total revenue increased from $406.9 million in the three months ended July 2, 2004 to $425.1 million for the three months ended July 1, 2005, an increase of $18.2 million or 4.5%. The Field Technical Service segment decreased from $172.9 million in the three months ended July 2, 2004 to $169.5 million for the three months ended July 1, 2005, or a decrease of 2.0%. Revenues from the Field Technical Services decrease of $3.4 million was primarily driven by a reduction in revenue from the Contract Field Teams program which decreased by $7.5 million mainly as a result of reduced workload for maintenance, repair and refurbishment of weapons systems compared to the three months ended July 2, 2004, plus a reduction of $6.0 million resulting from the end of the Al Salam program when the customer brought the work in-house. These declines, were partially offset by revenues of $4.5 million under our Life Cycle Contractor Support program due to the addition of the Global Air Traffic Management modification which added work to this contract, an increase in the Army Prepositioned Stocks Afloat program of $3.8 million due to increased workload, and the ramp up of the UH-1 program, which increased $3.2 million in revenue since the program began during the first quarter of fiscal 2005.

International Technical Services revenue increased from $234.0 million in the three months ended July 2, 2004 to $255.6 million in the three months ended July 1, 2005, which was an increase of $21.6 million or 9.2%. This was driven by an increase in the Civilian Police Program of $12.9M with the majority of this increase occurred under police training programs in the Middle East. Other significant increases between the two quarters were an increase under the Worldwide Personal Protective Services Program of $16.8 million mainly due to increased protection requirements in the Middle East, and a $3.9 million revenue increase for various International Technical Services security/commercial operations contracts. The primary offset to these increases was a decrease of $15.3 million in providing security and logistics support to various construction/commercial companies in the Middle East.

Costs of services. Costs of services are comprised of direct labor, direct material, subcontractor costs, other direct costs and overhead. Other direct costs include travel, supplies and other miscellaneous costs. Costs of services increased from $367.0 million in the three months ended July 2, 2004 to $378.7 million in the three months ended July 1, 2005, or an increase of $11.7 million. The increase in costs of services is directly related to the increase in revenue, and as a percentage of revenue costs of services dropped from 90.2% in the three months ended July 2, 2004 to 89.1% in the three months dated July 1, 2005. This reduction as a percentage of revenue was due to the increased overhead absorption resulting from higher revenues, and the shift in the contract mix discussed above.

Selling, general and administrative expenses. Selling, general and administrative, or SG&A, expenses are primarily for functions such as management, legal, financial accounting, contracts and administration, human resources, management information systems, purchasing, and business development. SG&A for the three months ended July 2, 2004 was $15.7 million and increased to $19.2 million for the three months ended July 1, 2005, or an increase of 22.2%. As a percent of revenue, SG&A increased from 3.8% in the three months ended July 2, 2004 to 4.5% in the three months ended July 1, 2005. Included in the three months ended July 1, 2005, period were one-time retention bonuses of $2.0 million related to the 2005 Acquisition. This amount was forecasted and funded as part of the transaction expenses, but for accounting purposes was required to be expensed over the six months following the close of the 2005 Acquisition. Adjusting for the retention agreements, SG&A increased from 3.8% in the three months ended July 2, 2004 to 4.0% in the three months ended July 1, 2005, or in total dollars from $15.7 million to $17.2 million. This increase was primarily the result in growth in SG&A expenses related to selling, accounting and the related security for efforts in the Middle East.

Depreciation and amortization. Depreciation and amortization, or D&A, increased from $1.8 million in the three months ended July 2, 2004 to $10.7M in the three months ended July 1, 2005, or an increase of $8.9 million. This increase was primarily due to the change in the amortization amounts. Amortization in the three months ended July 2, 2004 was based on the DynCorp International portion of the amortization related to the

Computer Sciences Corporation purchase of DynCorp in March 2003. The amortization for the three months ended July 1, 2005 was based on the Veritas purchase of DynCorp International in February 2005, and an independent valuation study to allocate the purchase price between goodwill and intangibles.

Interest expense. During the three months ended July 2, 2004, we did not incur any interest expense because it was recorded at the Computer Sciences Corporation corporate level and not pushed down to the operating entities. During the three months ended July 1, 2005 $13.8 million of interest expense was incurred and included both the interest costs applicable to the three months, as well as amortization of the deferred financing fees resulting from the 2005 Acquisition.

Income tax expense. Income tax expense for the three months ended July 1, 2005 of $0.6 million which is a decrease of $7.9 million or 92.5% from income tax expense of $8.6 million for the three months ended July 2, 2004. The primary reason for the decrease relates to the factors previously mentioned resulting in lower earnings before taxes in the current year. In addition to the decline in current year tax expense attributable to lower earnings before tax, the current year tax expense includes the reversal of a deferred tax valuation allowance recorded in prior periods.

Our Segments

The following table sets forth the revenues and earnings before interest and taxes for our Field Technical Services and International Technical Services operating divisions, both in dollars and as a percentage of our consolidated revenues, for the three months ended July 1, 2005, as compared to the three months ended July 2, 2004.

	Immediate Predecessor Period		Successor Period
	Three Months Ended July 1, 2005		Three Months Ended July 2, 2004
	(dollars in thousands)
Revenues
Field Technical Services	$169,452	39.9%	$172,942	42.5%
International Technical Services	255,603	60.1	233,954	57.5
Other (1)	0	0.0	(2)	0.0

Consolidated	$425,055	100.0%	$406,894	100.0%

Earnings before Interest and Taxes
Field Technical Services	$7,678	1.8%	$11,576	2.8%
International Technical Services	10,181	2.4	10,768	2.6
Other (1)	(1,306)	(0.3)	131	0.0

Consolidated	$16,553	3.9%	$22,475	5.5%

(1)	Consists of joint venture revenues not allocated to a specific segment.

Field Technical Services

Revenues. Revenues for the three months ended July 1, 2005 were $169.5 million, a decrease of $3.4 million, or 2.0%, from $172.9 million for the three months ended July 2, 2004. The reduced revenue was primarily due to reduced workload under the Contract Field Teams contract for maintenance, repair and refurbishment of weapons systems, and the Al Salam contract ending. Partially offsetting these reductions were increased revenue on the Global Air Traffic Management modification under the LCCS contract, ramp up of the AH-1/UH-1 contract, and increased workload under the army Prepositioned Stocks Afloat program.

Earnings before interest and taxes. Earnings before interest and taxes for the three months ended July 1, 2005 were $7.7 million, a decrease of $3.9 million, or 33.6%, from $11.6 million for the three months ended July 2, 2004. Earnings before interest and taxes as a percentage of revenue for the three months ended July 1, 2005 was 4.5% compared to 6.7% for the three months ended July 2, 2004. The decrease in earnings before interest and taxes is primarily the result of increased amortization of customer intangibles due to the 2005 Acquisition.

International Technical Services

Revenues. Revenues for the three months ended July 1, 2005 were $255.6 million, an increase of $21.6 million, or 9.2%, from $234.0 million for the three months ended July 2, 2004. The higher revenue was primarily due to increased revenues from our Civilian Police, and Worldwide Personal Protective Services programs. The increased revenue under our Civilian Police program was due to our entering into a new Civilian Police contract in February 2004, for law enforcement training in the Middle East. The increased revenue under our Worldwide Personal Protective Services program was due to increased security task orders in the Middle East. The decrease in earnings before interest and taxes was primarily the result of increased amortization of customer intangibles due to the 2005 Acquisition.

Earnings before interest and taxes. Earnings before interest and taxes for the three months ended July 1, 2005 were $10.2 million, a decrease of $0.6 million, or 5.6%, from $10.8 million for the three months ended July 2, 2004. Earnings before interest and taxes as a percentage of revenue for the three months ended July 1, 2005 was 4.0% compared to 4.6% for the three months ended July 2, 2004. The decrease in earnings before interest and taxes is primarily the result of increased amortization of customer intangibles due to the 2005 Acquisition partially offset by higher margins due to the change in contract mix.

Fiscal Year Ended April 1, 2005 Pro Forma Compared to the Fiscal Year Ended April 2, 2004

The following discussion provides a comparison of the pro forma results of operations for the successor company for the fiscal year ended April 2, 2005 with the historical results of the immediate predecessor company for the fiscal year ended April 2, 2004. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited. The information in this section should be read in conjunction with the consolidated financial statements, summary consolidated historical and pro forma financial data, and the related notes contained elsewhere in this prospectus.

Consolidated

Revenues. Revenues for the fiscal year ended April 1, 2005 pro forma were $1,920.9 million, an increase of $706.6 million, or 58.1%, from $1,214.3 million for the fiscal year ended April 2, 2004. The largest amount of this increase was $494.6 million under the Civilian Police program, which includes both the current Civilian Police contract that was awarded in February 2004 as well as predecessor contracts for similar police training activity in support of the Department of State. This increase was primarily due to additional and expanded task orders in the Middle East to provide police and other law enforcement training. Other revenue increases occurred on the Worldwide Personal Protective Services contract of $72.9 million as a result of additional work in the Middle East, and $72.8 million on the Contract Field Teams program due to higher manning requirements. These higher manning requirements were primarily due to increased equipment maintenance due to higher usage. These revenue increases were offset by decreases on DynMarine programs of $15.7 million and the Al Salam contract of $13.5 million. The decrease in DynMarine revenue was a result of the loss of the Oceangraphics Ship contract, and the decrease on the Al Salam contract was a result of the customer not extending the contract and performing the work itself.

Costs of services. Costs of services for the fiscal year ended April 1, 2005 pro forma were $1,741.5 million, an increase of approximately $634.9 million, or 57.4%, from approximately $1,106.6 million for fiscal year ended April 2, 2004. For the fiscal year ended April 1, 2005 pro forma, costs of services as a percentage of revenue decreased to 90.8% from 91.1% for the fiscal year ended April 2, 2004. This decrease was due to increased overhead absorption resulting from higher revenues and a change in the contract mix. The contract mix in the fiscal year ended April 2, 2004 was 44% cost reimbursable, with the balance being either time and material or fixed price. The percentage of cost reimbursable dropped to 34% for the entire fiscal year ending April 1, 2005 pro forma, with a resulting increase in the time and material or fixed price portion.

Selling, general and administrative. Selling, general, and administrative for the fiscal year ended April 1, 2005 pro forma were $66.4 million, an increase of $18.0 million, or 37.2%, from $48.4 million for the fiscal year ended April 2, 2004. For the fiscal year ended April 1, 2005 pro forma, selling, general and administrative expense as a percentage of revenue decreased to 3.5% from 4.0%. This decrease was due to lower increases as a percentage of sales for business development spending as revenue growth accelerated.

Depreciation and amortization. Depreciation and amortization expense for the fiscal year ended April 1, 2005 pro forma was $41.0 million, an increase of $32.9 million, or 406.2%, from $8.1 million for fiscal year ended April 2, 2004. This increase was primarily due to the amortization of intangible assets. Intangible assets valued in connection with the February 11, 2005 Acquisition were significantly higher than previous values assigned in connection with the Computer Sciences Corporation Acquisition.

Income tax expense. Income tax expense for the fiscal year ended April 1, 2005 was $6.2 million, a decrease of $13.7 million from $19.9 million for the fiscal year ended April 2, 2004. This decrease is primarily the result of reduced income before tax as a result of the addition of interest expense, which was not pushed down to the operating units during the immediate predecessor period, and the increase in amortization discussed above, as the effective tax rates for the fiscal year ended April 1, 2005 and April 2, 2004 were 36.9% and 38.9%, respectively. The reduction in the overall effective tax rate is a result of a greater percentage of the income before tax being from outside the United States, so the overall state tax is reduced as a percentage of income before tax.

The Period April 3, 2004 to February 11, 2005 and the Period February 12, 2005 to April 1, 2005

Other items impacting the immediate predecessor period April 3, 2004 to February 11, 2005 or the successor period February 12, 2005 to April 1, 2005 are discussed below:

Depreciation and Amortization

During the immediate predecessor period, the amortization of intangibles was based on appraised values of the customer contracts and related customer relationships that were determined on a by-contract basis done at the time of the Computer Sciences Corporation purchase of DynCorp with the assistance of a third party. As a result of the Transactions, we have received preliminary estimates for the intangible assets, and the amounts will be finalized with the anticipated completion of the third-party review during the second quarter of fiscal 2006.

Interest Expense

During the immediate predecessor period, interest expense was recorded at the parent level and was not allocated down to the operating units. As a result of the Transactions, we have incurred significant long-term debt. Interest expense during the successor period is based on the terms and conditions of this long-term debt. Refer to the financial statements for a discussion of the terms and amounts of this long-term debt.

Our Segments

The following table sets forth the revenues and earnings before interest and taxes for our Field Technical Services and International Technical Services operating divisions, both in dollars and as a percentage of our consolidated revenues, on a pro forma basis for the fiscal year ended April 1, 2005 as compared with the fiscal year ended April 2, 2004, as well as for the period April 3, 2004 to February 11, 2005, and the period February 12, 2005 to April 1, 2005:

	Immediate Predecessor Period				Successor Period		Pro Forma for the Year Ended April 1, 2005
	For the Fiscal Year Ended April 2, 2004		Period from April 3, 2004 to February 11, 2005		Period from February 12, 2005 to April 1, 2005
	(dollars in thousands)
Revenues
Field Technical Services	$582,476	48.0%	$594,480	35.9%	$93,674	35.1%	$688,154	35.8%
International Technical Services	631,672	52.0	1,059,713	64.1	173,007	64.9	1,232,720	64.2
Other (1)	141	0.0	112	0.0	(77)	0.0	35	0.0

Consolidated	$1,214,289	100.0%	$1,654,305	100.0%	$266,604	100.0%	$1,920,909	100.0%

Earnings before Interest and Taxes
Field Technical Services	$25,144	2.1%	$27,755	1.7%	$3,662	1.4%	$24,086	1.3%
International Technical Services	26,189	2.1	68,198	4.1	3,447	1.3	49,524	2.6
Other (1)	(113)	0.0	(1,434)	0.0	76	0.0	(1,623)	(0.1)

Consolidated	$51,220	4.2%	$94,519	5.8%	$7,185	2.7%	$71,987	3.8%

(1)	Consists of joint venture revenues not allocated to a specific segment.

Field Technical Services

Revenues. Revenues for the fiscal year ended April 1, 2005 pro forma were $688.2 million, an increase of $105.7 million, or 18.1%, from $582.5 million for the fiscal year ended April 2, 2004. This increase was primarily due to increased revenues under our Contract Field Teams program and, to a lesser extent, our Army Prepositioned Stocks Afloat program. This was offset by a reduction in revenue under the Al Salam contract, which was not extended.

Earnings before interest and taxes. Earnings before interest and taxes for the fiscal year ended April 1, 2005 pro forma were $24.1 million, a decrease of $1.0 million, or 4.0%, from $25.1 million for the fiscal year ended April 2, 2004. Earnings before interest and taxes as a percentage of revenue for the fiscal year ended April 1, 2005 pro forma was 3.5% compared to 4.3% for the fiscal year ended April 2, 2004. This reduction was due to the increased amortization resulting from the Transactions and offset by an improvement in contract performance on the Contract Field Teams contract due to increased absorption of fixed costs.

International Technical Services

Revenues. Revenues for the fiscal year ended April 1, 2005 pro forma were $1,232.7 million, an increase of $601.0 million, or 95.1%, from $631.7 million for the fiscal year ended April 2, 2004. This increase was primarily due to an increase in revenues from our Civilian Police and Worldwide Personal Protective Services

programs. The revenue increase under our Civilian Police program was due to our entering into a new Civilian Police contract in February 2004, reflecting initial stages of law enforcement training in the Middle East. The revenue increase under our Worldwide Personal Protective Services program was due to increased security contracts in Iraq. These increases were partially offset by a decrease in our War Reserve Materials program revenues as activity under this program has returned to historical levels after a short term increase due to recent wartime activity.

Earnings before interest and taxes. Earnings before interest and taxes for the fiscal year ended April 1, 2005 pro forma were $49.5 million, an increase of $23.3 million, or 88.9%, from $26.2 million for the fiscal year ended April 2, 2004. Earnings before interest and taxes as a percentage of revenue for the fiscal year ended April 1, 2005 pro forma was 4.0% compared to 4.1% for the fiscal year ended April 2, 2004. This reduction in earnings before interest and taxes as a percentage of revenue was due to the increased amortization resulting from the Transactions and offset by an improvement in contract margin due to the change in the mix of contracts types with a greater percentage of our programs performed under time and material or fixed price contracts versus lower margin cost reimbursable contracts.

Fiscal Year Ended April 2, 2004 Compared to Period from March 30, 2002 to March 7, 2003

Consolidated

Revenues. Revenues for the year ended April 2, 2004 were $1,214.3 million, an increase of $355.2 million, or 41.3%, from $859.1 million for the period from March 30, 2002 to March 7, 2003. The period from March 30, 2002 to March 7, 2003 had 28 fewer days than the fiscal year ended April 2, 2004. The average revenue per day during the period March 30, 2002 to March 7, 2003 was $2.5 million per day or $70.0 million for 28 days or 19.7% of the total revenue increase. The increase was primarily due to increased revenues generated from our Contract Field Teams, Civilian Police and War Reserve Materials programs. The revenue increase under our Contract Field Teams program was due to the long-term trends of increased government outsourcing and increased equipment maintenance due to higher usage. The revenue increase under our Civilian Police program was due to our entering into a new Civilian Police contract in February 2004, reflecting the initial stages of law enforcement training in the Middle East. The revenue increase from our War Reserve Materials contract was primarily due to the repositioning of Air Force equipment to support the war in Iraq. These increases were partially offset by decreases in our Logistics Civil Augmentation Program and Army Prepositioned Stocks Afloat programs. The decrease in revenue from our Logistics Civil Augmentation Program was due to the expiration of the contract. The decrease in revenue from our Army Prepositioned Stocks Afloat program was due to a temporary drop related to increased equipment deployed to Iraq, therefore creating less maintenance work on equipment in depots.

Cost of services. Cost of services for the year ended April 2, 2004 was approximately $1,106.6 million, an increase of $319.0 million, or 40.5%, from approximately $787.6 million for the period from March 30, 2002 to March 7, 2003. For the year ended April 2, 2004, cost of services as a percentage of revenue decreased to 91.1% from 91.7%. This decrease was primarily due to certain contracts that contain contract volume pricing where at higher volumes revenues are positively impacted. This improvement was partially offset by lower margins on certain new programs.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended April 2, 2004 were $48.4 million, an increase of $8.1 million, or 20.1%, from $40.3 million for the period from March 30, 2002 to March 7, 2003. For the year ended April 2, 2004, the selling, general and administrative expense as a percentage of revenue decreased to 4.0% from 4.7%. This decrease was primarily due to lower increases in spending as revenue growth accelerated.

Depreciation and amortization. Depreciation and amortization expense for the year ended April 2, 2004 was $8.1 million, an increase of $7.7 million, or 1925%, from $0.4 million for the period from March 30, 2002 to

March 7, 2003. This increase was primarily due to the amortization associated with definite life intangible assets that resulted from Computer Sciences Corporation’s purchase of DynCorp. The amortization associated with definite life intangible assets was $7.9 million for the fiscal year ended April 2, 2004.

Income tax expense. Income tax expense for the year ended April 2, 2004 was $19.9 million, an increase of $7.9 million, or 65.8%, from $12.0 million for the period from March 30, 2002 to March 7, 2003. This increase is consistent with the increase in net income before tax as the effective tax rate for the year ended April 2, 2004 and the period from March 30, 2002 to March 7, 2003 was 38.9% and 38.8%, respectively.

Our Segments

The following table sets forth the revenues and earnings before interest and taxes for our Field Technical Services and International Technical Services operating divisions, both in dollars and as a percentage of our consolidated revenues, for the fiscal year ended April 2, 2004 as compared to the period from March 30, 2002 to March 7, 2003.

	Immediate Predecessor Period		Original Predecessor Period
	Fiscal Year Ended April 2, 2004		Period from March 30, 2002 to March 7, 2003
	(dollars in thousands)
Revenues
Field Technical Services	$582,476	48.0%	$447,721	52.1%
International Technical Services	631,672	52.0	411,552	47.9
Other (1)	141	0.0	(161)	0.0

Consolidated	$1,214,289	100.0%	$859,112	100.0%

Earnings before Interest and Taxes
Field Technical Services	$25,144	2.1%	$15,969	1.9%
International Technical Services	26,189	2.1	18,702	2.2
Other (1)	(113)	0.0	(3,875)	0.5

Consolidated	$51,220	4.2%	$30,796	3.6%

(1)	Consists of joint venture revenues not allocated to a specific segment.

Field Technical Services

Revenues. Revenues for the year ended April 2, 2004 were $582.5 million, an increase of $134.8 million, or 30.1%, from $447.7 million for the period from March 30, 2002 to March 7, 2003. The period from March 30, 2002 to March 7, 2003 had 28 fewer days than the fiscal year ended April 2, 2004. The average revenue per day for the Field Technical Services Segment during the period March 30, 2002 to March 7, 2003 was $1.3 million per day or $36.4 million for 28 days or 27.0% of the total revenue increase. The higher revenues were primarily due to increased revenues under our Contract Field Teams and Life Cycle Contractor Support programs. The increased revenue from our Contract Field Teams program was due to long-term trends of increased government outsourcing and increased equipment maintenance due to higher usage. The revenue increase in our Life Cycle Contractor Support program was due to higher deployment levels. These increases were partially offset by a reduction in revenue in our Army Prepositioned Stocks Afloat program due to a temporary drop related to increased equipment deployed to Iraq, therefore creating less maintenance work on equipment in depots.

Earnings before interest and taxes. Earnings before interest and taxes for the year ended April 2, 2004 were $25.1 million, an increase of $9.1 million, or 56.9%, from $16.0 million for the period from March 30, 2002 to

March 7, 2003. Earnings before interest and taxes as a percentage of revenue for the year ended April 2, 2004 was 4.3% compared to 3.6% for the period from March 30, 2002 to March 7, 2003. This improvement was due to certain contracts that achieved higher volumes that contain contract volume pricing where at higher volumes the margins are positively impacted.

International Technical Services

Revenues. Revenues for the year ended April 2, 2004 were $631.7 million, an increase of $220.1 million, or 53.5%, from $411.6 million for the period from March 30, 2002 to March 7, 2003. The period from March 30, 2002 to March 7, 2003 had 28 fewer days than the fiscal year ended April 2, 2004. The average revenue per day for the International Technical Services Segment during the period March 30, 2002 to March 7, 2003 was approximately $1.2 million per day or $33.6 million for 28 days or 15.3% of the total revenue increase. The higher revenue was primarily due to increased revenues from our Civilian Police, War Reserve Materials, Worldwide Personal Protective Services and International Narcotics and Law Enforcement programs. The increased revenue under our Civilian Police program was due to our entering into a new Civilian Police contract in February 2004, reflecting the initial stages of law enforcement training in the Middle East. The increase revenue under our War Reserve Materials program was primarily due to the repositioning of Air Force equipment to support the war in Iraq. The increased revenue under our Worldwide Personal Protective Services program was due to increased security contracts in Iraq. The increased revenue from our International Narcotics and Law Enforcement contract was due to activities related to illegal drug eradication. These increases were partially offset by a decrease in revenues from our Logistics Civil Augmentation Program due to the expiration of the contract.

Earnings before interest and taxes. Earnings before interest and taxes for the year ended April 2, 2004 were $26.2 million, an increase of $7.5 million, or 40.1%, from $18.7 million for the period from March 30, 2002 to March 7, 2003. Earnings before interest and taxes as a percentage of revenue for the year ended April 2, 2004 was 4.1% compared to 4.5% for the period from March 30, 2002 to March 7, 2003. This decrease was due to several lower performance-based payments, a non-recurring cost associated with our War Reserve Materials contract and certain start-up costs associated with other contracts.

Liquidity and Capital Resources

The following table sets forth cash flow data for the periods indicated therein:

	Original Predecessor Period	Immediate Predecessor Period		Successor Period	Immediate Predecessor Period	Successor Period
	Period from March 30, 2002 to March 7, 2003	Fiscal Year Ended April 2, 2004	Period from April 3, 2004 to February 11, 2005	49 Days Ended April 1, 2005	Three Months Ended July 2, 2004	Three Months Ended July 1, 2005
Net Cash (Used in) Provided by Operating Activities	$(10,331)	$(6,756)	$(2,092)	$(31,240)	$5,573	$52,373
Net Cash Used in Investing Activities	(920)	(2,292)	(10,707)	(869,394)	(2,628)	(912)
Net Cash Provided by (Used in) Financing Activities	13,191	11,017	14,325	906,072	(6,948)	(36,346)

Historically, we financed our capital and working capital requirements through a combination of cash flows from operating activities and transfers from the predecessor parent companies. We did not incur interest-bearing debt during the two years ended April 2, 2004, the three months ended July 2, 2004, and the period from April 3, 2004 to February 11, 2005. In connection with the 2005 Acquisition, DynCorp International has a $75.0 million revolving credit facility available to fund working capital and other cash requirements not funded from ongoing operations. Leading up to the 2005 Acquisition, Computer Sciences Corporation accelerated collection of receivables where possible and delayed payments to vendors and subcontractors. As a result, we had to draw $20.0 million on the revolver shortly after the closing of the 2005 Acquisition, and as of April 1, 2005 the outstanding balance was $35.0 million. We repaid our revolver during the three months ended July 1, 2005.

Cash and cash equivalents at the end of the three months ended July 1, 2005 were $28.6 million versus the three months ended July 2, 2004 when we had an ending balance of $2.5 million. Due to the 2005 Acquisition, these amounts are not comparable as of July 2, 2004 DynCorp International was part of Computer Sciences Corporation and therefore cash was swept directly into Computer Sciences Corporation accounts where possible. As of July 1, 2005, we had $664.1 million of indebtedness, including the New Notes and excluding interest accrued thereon, of which $344.1 million was secured. On the same date, we had approximately $69.9 million of availability under our senior secured credit facility (which gives effect to $5.1 million of outstanding letters of credit which reduced our availability by that amount). As of July 1, 2005, approximately $344.1 million, of our indebtedness would have ranked senior to, or pari passu with, the New Notes, excluding $5.1 million of outstanding letters of credit.

Cash Flows

Net cash provided by operating activities for the three months ended July 1, 2005 was $52.4 million, while net cash provided by operating activities for the three months ended July 2, 2004 was $5.6 million.

Net cash used in operating activities for the period February 12, 2005 through April 1, 2005 was $31.2 million. This cash requirement during the seven week period was primarily the result of a $58.3 million dollar increase in accounts receivable, partially offset by increases in accounts payable and accruals of $12.0 million, and prepaid expenses and other current assets of $9.9 million. The primary driver behind the increase in accounts receivable was the timing of collections before and after the 2005 Acquisition. Net Cash used in operating activities for the period April 3, 2004 to February 11, 2005 was $2.1 million, while net cash used in operating activities for the fiscal year ended April 2, 2004 was $6.8 million. This increase in operating cash flows was due primarily to a significant increase in accounts receivable more than offset by an increase in net income and accounts payable and accruals also related to growth in our revenues. The increase in accounts receivable was related to overall growth in our revenue and an increase in unbilled receivables for revenue under our Civilian Police program, which we were not able to bill until we received contract modification.

Net cash used in operating activities for the year ended April 2, 2004 was $6.8 million, while net cash used in operating activities for the period from March 30, 2002 to March 7, 2003 was $10.3 million. The period from March 30, 2002 to March 7, 2003 had 28 fewer days than the fiscal year ended April 2, 2004. This decrease in net cash used in operating activities was due primarily to increased net income due to a significant increase in revenue resulting from new contracts, an increase in accounts payables and accruals and an increase in depreciation and amortization expense, offset by an increase in accounts receivable.

Net cash used in investing activities was $0.9 million, $2.6 million, $10.7 million, $2.3 million, and $0.9 million for the three months ended July 1, 2005, the three months ended July 2, 2004, the period April 3, 2004 to February 11, 2005, the fiscal year ended April 2, 2004, and the period from March 30, 2002 to March 7, 2003, respectively. This use of cash is due primarily to the purchase of property and equipment.

Net cash used in financing activities was $36.3 million and $6.9 million for the three months ended July 1, 2005 and July 2, 2004, respectively. The cash used in financing activities during the three months ended July 1, 2005 is due to repayment of borrowings under our revolving credit facility in the amount of $35.0 million, scheduled repayment of our bank note borrowings in the amount of $0.9 million and the purchase of an interest rate cap which limits our exposure to upward movements in interest rates on variable rate debt. The cash flow provided by financing activities was $14.3 million, $11.0 million, and $13.2 million for the period April 3, 2004 to February 11, 2005, the fiscal year ended April 2, 2004, and the period from March 30, 2002 to March 7, 2003, respectively. This cash flow is due to net transfers from our predecessor parents.

We expect that cash generated from operating activities and availability under our senior secured credit facility will be our principal sources of liquidity. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facility in an amount sufficient to enable us to repay our indebtedness, including the notes, or to fund our other liquidity needs. Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, including making payments on the notes.

Debt and Other Obligations

Concurrently with the offering of our senior subordinated notes, we entered into our senior secured credit facility. Our senior secured credit facility provides us with a $345.0 million term loan, maturing in 2011, and up to $75.0 million in available revolving loan borrowings, maturing in 2010. As of July 1, 2005, we had $664.1 million of indebtedness including the New Notes and excluding interest accrued thereon, of which $344.1 million was secured. On the same date, we had approximately $69.9 million available under our senior secured credit facility (which gives effect to $5.1 million of outstanding letters of credit which reduced our availability by that amount). As of July 1, 2005, approximately $344.1 million of our indebtedness would have ranked senior to, or pari passu with, the new Notes, excluding $5.1 million of outstanding letters of credit.

Our senior secured credit facility contains financial covenants, including a minimum interest coverage ratio and a maximum total debt to EBITDA ratio, and places certain restrictions on our ability to make capital expenditures. These financial ratios include a minimum interest coverage ratio and a maximum leverage ratio. The interest coverage ratio is the ratio of EBITDA (as defined in our senior revolving credit facility) to cash interest expense for trailing quarters. The minimum interest coverage ratio increases from 2:1 to 3.2:1 during the term of the senior secured credit facility. The maximum leverage coverage ratio decreases from 6:1 to 3:1 during the term of the senior secured credit facility. The Senior Secured Credit Facility also restricts the maximum amount of our capital expenditures during each year of the senior credit facility. Capital expenditures are expenditures that are required by generally accepted accounting principles to be included in the “purchase of property and equipment.” Our senior secured credit facility is secured by substantially all of our assets and the assets of our domestic subsidiaries, and by a pledge of all of the capital stock of our domestic subsidiaries, and 65% of the capital stock of our first tier foreign subsidiaries. The initial borrowings thereunder are subject to customary closing conditions. As of July 1, 2005, we had $664.1 million of indebtedness including the New Notes and excluding interest accrued thereon, of which $344.1 million was secured. On the same date, we had approximately $69.9 million available under our senior secured credit facility (which gives effect to $5.1 million of outstanding letters of credit which reduced our availability by that amount). As of July 1, 2005, approximately $344.1 million of our indebtedness would have ranked senior to or pari passu with, the new Notes, excluding $5.1 million of outstanding letters of credit. For more information regarding our senior secured credit facility, see “Description of Material Indebtedness.”

Our capital expenditures are primarily related to contractual requirements. We spent an aggregate of approximately $0.5 million and $8.7 million for capital expenditures primarily relating to the purchase of vehicles, equipment and for certain leasehold improvements in the three months ended July 1, 2005, and in fiscal 2005, respectively. We customarily lease our vehicles and equipment however Computer Sciences Corporation, our former parent, elected to purchase certain equipment in fiscal 2005. As a result fiscal 2005 capital expenditures of $8.7 million were significantly higher than fiscal 2004 capital expenditures of $2.0 million due to this a one time vehicle and equipment, purchases for the Andrews contract, and leasehold improvements required for the AH-1/UH-1 contract. We intend to continue our practice of leasing our vehicles and equipments in the future.

Our Senior Secured Credit Facility limits our annual capital expenditures to $4.0 million. We do not expect this limitation to have a material effect on our business. However, if existing or new program requirements dictate capital expenditures in excess of $4.0 million in a single fiscal year we will explore alternatives such as operating leases or an amendment to our Senior Secured Credit Facility which would require the consent of the lenders under the Senior Secured Credit Facility. In addition, the senior secured credit facility contains various customary affirmative and negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets; (ii) incur additional indebtedness and guarantee obligations; (iii) repay other indebtedness; (iv) pay certain restricted payments and dividends; (v) create liens on assets or prohibit the creation of liens on assets; (vi) make investments, loans or advances; (vii) restrict distributions to our company from our subsidiaries; (viii) make certain acquisitions; (ix) engage in mergers or consolidations; (x) enter into sale and leaseback transactions; (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facility or with affiliates; or (xii) amend the terms of the notes and otherwise restrict corporate activities.

These covenants limit our ability to, among other things:

•	incur additional indebtedness or guarantee obligations;

•	repay indebtedness (including the New Notes) prior to stated maturities;

•	pay dividends or make certain other restricted payments;

•	make investments or acquisitions;

•	create liens or other encumbrances; and

•	transfer or sell certain assets or merge or consolidate with another entity.

Contractual Commitments

The following table represents our contractual commitments associated with our debt and other obligations as of July 1, 2005:

	Last nine months of Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Thereafter	Total
	(in millions)
Contractual Obligations
Senior Secured Credit Facility
Term Loan	$1.7	$3.5	$3.5	$4.3	$3.5	$327.6	$344.1
Revolving Credit Facility (1)	—	—	—	—	—	—	—
New Notes	—	—	—	—	—	320.0	320.0
Operating Leases (2)	12.2	3.1	1.7	0.2	—	—	17.2
Interest on Indebtedness (3)	39.0	52.0	52.0	52.0	52.0	52.0	299.0
Management Fee (4)	0.2	0.3	0.3	0.3	0.3	0.3	1.7

Total Contractual Obligations	$53.1	$58.9	$57.5	$56.8	$55.8	$699.9	$982.0

(1)	Assumes that our revolving credit facility will be undrawn. Also does not include outstanding letters of credit which, as of July 1, 2005, were approximately $5.1 million.

(2)	The $12.2 million for fiscal 2006 represents the operating leases and rental expense for the full year. For additional information about our operating leases, see Note 11 to our financial statements presented elsewhere in this prospectus.

(3)	Represents interest expense calculated using interest rates of (i) 6.30% on our $345 million term loan, and (ii) 9.50% on the Original Notes. Assumes no repayment on indebtedness.

(4)	For additional information on the management fee, see “Certain Relationships and Related Transactions—Management Fee.”

Off-Balance-Sheet Arrangements

As of July 1, 2005, other than the operating leases discussed above, we had no off-balance-sheet arrangements.

Qualitative and Quantitative Information about Market Risk

We have exposure to financial market risks, including changes in interest rates, foreign currency exchange rates and other relevant market prices.

Interest Rate Risk

We have interest rate risk relating to changes in interest rates on our variable rate debt. Our policy is to manage interest rate exposure through the use of a combination of fixed and floating rate debt instruments. Our senior secured credit facility is a variable rate arrangement. The interest rate is based on a floating eurodollar benchmark rate plus a fixed spread. As of July 1, 2005, we had $664.1 million of indebtedness including the New Notes and excluding interest accrued thereon, of which $344.1 million was secured. On the same date, we had approximately $69.9 million available under our senior secured credit facility (which gives effect to $5.1 million of outstanding letters of credit). As of July 1, 2005, approximately $344.1 million of our indebtedness would have ranked senior to or pari passu with the new Notes, excluding $5.1 million of outstanding letters of credit. Each quarter point change in interest rates results in approximately $0.9 million change in annual interest expense on the term loan and, assuming the entire revolving loan were drawn, a $187,500 change in annual interest expense on the revolving loan. Subsequent to April 1, 2005, we entered into an interest rate cap agreement that limits the maximum interest rate for $172.5 million of the term loan over the next three years.

The table below provides information about our fixed rate and variable rate long-term debt agreements as of July 1, 2005:

	Expected Maturity As of July 1, 2005 Fiscal Year							Average Interest Rate
	2006	2007	2008	2009	2010	Thereafter	Total
	(in millions)
Fixed rate	$—	$—	$—	$—	$—	$320.0	$320.0	9.5%
Variable rate	1.7	3.5	3.5	4.3	3.5	$327.6	$344.1	6.3%

Total debt	$1.7	$3.5	$3.5	$4.3	$3.5	$647.6	$664.1

The carrying amount of our borrowings under our senior secured credit facility approximates fair value based on the variable interest rates of this debt. The carrying value of our other long-term debt approximates fair value based on our recent issuance. The above table does not give effect to $5.1 million of outstanding letters of credit as of July 1, 2005.

Foreign Currency Exchange Rate Risk

We are exposed to changes in foreign currency rates. At present, we do not utilize any derivative instruments to manage risk associated with currency exchange rate fluctuations. We have determined local currencies are the functional currencies of certain foreign operations. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as accumulated other comprehensive (loss) income, or OCI. As of March 28, 2003, April 2, 2004, April 1, 2005 and July 1, 2005, the balance of currency translation adjustment included in OCI was an unrealized gain (loss) of $9,000, $7,000, $22,000 and $(9,000), respectively. Currency exchange rate fluctuations may also affect our competitive position in international markets as a result of their impact on our profitability and the pricing offered to our non-US customers.

Effects of Inflation

We have generally been able to anticipate increases in costs when pricing our contracts. Bids for longer-term fixed-price and time-and-materials type contracts typically include sufficient labor and other cost escalations in amounts expected to cover cost increases over the period of performance. Consequently, because costs and revenues include an inflationary increase commensurate with the general economy where we operate in, net income as a percentage of revenues have not been significantly impacted by inflation.

Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock Based Compensation.” The revised SFAS 123 (SFAS 123(R)), “Share-Based Payment,” supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to measure and recognize compensation expense for all stock-based payments at fair value. It is effective no later than the beginning of the first interim or annual reporting period that begins after June 15, 2005, which will be our second quarter of fiscal year 2006. We currently do not have, or plan to have, any stock based compensation that would fall under SFAS 123. If we implement a stock based compensation plan in the future, we will adopt SFAS 123 at that time.

THE EXCHANGE OFFER

General

The issuers issued and sold the Original Notes on February 11, 2005, or the Closing Date, in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers of the Original Notes subsequently resold them to qualified institutional buyers in reliance on Rule 144A and to persons outside the United States in reliance on Regulation S under the Securities Act.

In connection with the sale of Original Notes to the initial purchasers, the holders of the Original Notes became entitled to the benefits of an A/B exchange registration rights agreement dated the Closing Date between the issuers, our domestic subsidiaries that guaranteed the Original Notes and the initial purchasers, or Registration Rights Agreement.

Under the Registration Rights Agreement, the issuers became obligated to file a registration statement in connection with an exchange offer within 180 days after the Closing Date and use their reasonable best efforts to cause the exchange offer registration statement to become effective within 270 days after the Closing Date. The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy the issuers’ obligations under the Registration Rights Agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders known to the issuers.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, the issuers will accept all Original Notes properly tendered and not withdrawn on or prior to the expiration date. The issuers will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Original Notes accepted in the exchange offer. Holders may tender some or all of their Original Notes pursuant to the exchange offer.

Based on no-action letters issued by the staff of the SEC to third parties, the issuers believe that holders of the New Notes issued in exchange for Original Notes may offer for resale, resell and otherwise transfer the New Notes, other than any holder that is an affiliate of the issuers within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the New Notes are acquired in the ordinary course of the holder’s business, the holder has no arrangement or understanding with any person to participate in the distribution of the New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. Each broker-dealer that receives New Notes pursuant to the exchange offer must deliver a prospectus in connection with the resale of the New Notes. If the broker-dealer acquired the Original Notes as a result of market-making or other trading activities, such broker-dealer must use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of New Notes. Broker-dealers who acquired the Original Notes directly from the issuers must, in the absence of an exemption from registration, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales and cannot rely on the position of the SEC staff enunciated in the Exxon Capital Holding Corp. no-action letter (available May 13, 1998). See “Plan of Distribution” for additional information. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The issuers will be deemed to have accepted validly tendered Original Notes when, as and if they have given oral or written notice of the acceptance of those notes to the exchange agent. The exchange agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the New Notes from the issuers and delivering New Notes to those holders. Pursuant to Rule 14e-1(c) of the Exchange Act, the issuers will promptly deliver the New Notes upon consummation of the exchange offer or return the Original Notes if the exchange offer is withdrawn.

If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under “—Conditions” without waiver by the issuers, certificates or any of those unaccepted Original Notes will be returned, without expense, to the tendering holder of any of those Original Notes promptly upon expiration or termination of the exchange offer.

Holders of Original Notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, in accordance with the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Notes, pursuant to the exchange offer. The issuers will pay all charges and expenses, other than taxes applicable to holders in connection with the exchange offer. See “—Fees and Expenses.”

Shelf Registration Statement

If (1) because of any change in law or in currently prevailing interpretations of the staff of the Securities and Exchange Commission, or SEC, the issuers are not permitted to effect the exchange offer; or (2) the exchange offer has not been completed within 310 days following the closing date; or (3) certain holders of the Original Notes are prohibited by law or SEC policy from participating in the exchange offer; or (4) in certain circumstances, certain holders of the registered New Notes so request; or (5) in the case of any holder that participates in the exchange offer, such holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and federal securities laws, then the issuers will, in lieu of or in addition to conducting the exchange offer, file a shelf registration statement covering resales of the notes under the Securities Act as soon as reasonably practicable, but no later than 45 business days after the time of such obligation to file arises. The issuers agree to use all commercially reasonable efforts to (a) cause the shelf registration statement to become or be declared effective no later than 150 days after the shelf registration statement is filed and (b) use their reasonable best efforts to keep the shelf registration statement effective (other than during any blackout period) until the earlier of two years after the shelf registration becomes effective or such time as all of the applicable notes have been sold thereunder.

The issuers will, in the event that a shelf registration statement is filed, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes. The issuers agree to supplement or make amendments to the shelf registration statement as and when required by the registration form used for the shelf registration statement or by the Securities Act or rules and regulations under the Securities Act for shelf registrations. The issuers agree to furnish to certain holders copies of any such supplement or amendment prior to its being used or promptly following its filing. A holder that sells notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations).

Notwithstanding anything to the contrary in the Registration Rights Agreement, upon notice to the holders of the notes, the issuers may suspend use of the prospectus included in any Shelf Registration statement in the event that and for a period of time, or blackout period, not to exceed an aggregate of 60 days in any twelve-month period (1) the issuers’ board of managers or board of directors, as applicable, or our parent’s board of directors determines, in good faith, that the disclosure of an event, occurrence or other item at such time could reasonably be expected to have a material adverse effect on the business, operations or prospects of us and our subsidiaries or (2) the disclosure otherwise relates to a material business transaction which has not been publicly disclosed and the issuers’ board of managers or board of directors, as applicable, or our parent’s board of directors determines, in good faith, that any such disclosure would jeopardize the success of the transaction or that disclosure of the transaction is prohibited pursuant to the terms thereof.

Special Interest

If the issuers fail to meet the targets listed in the three paragraphs immediately following this paragraph, then additional interest, which we refer to as Special Interest, shall accrue and become payable in respect of the notes at the rates set forth in the three numbered paragraphs immediately following this paragraph as follows (each event referred to in clauses (A) and (B) of each of the numbered paragraphs below constituting a registration default, and each period during which the registration default(s) has occurred and is continuing is a registration default period):

1. if (A) a registration statement on an appropriate registration form with respect to the exchange offer, or the Exchange Offer Registration Statement, is not filed with the SEC on or prior to 180 days after the Closing Date or (B) notwithstanding that the issuers have consummated or will consummate an exchange offer, the issuers are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after either such required filing date, Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period; or

2. if (A) the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to 270 days after the Closing Date or (B) notwithstanding that the issuers have consummated or will consummate an Exchange Offer, the issuers are required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the SEC on or prior to the date required by the Registration Rights Agreement, then, commencing on the day after either such required effective date, Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period; or

3. if (A) the exchange offer has not been completed within 45 business days after the initial effective date of the Exchange Offer Registration Statement relating to the exchange offer or (B) any exchange registration statement or shelf registration statement required under the Registration Rights Agreement is filed and declared effective but thereafter is either withdrawn by the issuers or becomes subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such registration statement (except as specifically permitted in the Registration Rights Agreement and including any blackout period permitting therein), then Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period;

provided, however, (x) that the Special Interest rate on the notes may not accrue under more than one of the foregoing clauses (1) – (3) at any one time and at no time shall the aggregate amount of Special Interest accruing exceed 1.0% per annum and (y) Special Interest shall not accrue under clause (3)(B) above during the continuation of a Blackout Period; provided, further, however, that (a) upon the filing of the Exchange Offer Registration Statement or a shelf registration statement (in the case of clause (1) above), (b) upon the effectiveness of the Exchange Offer Registration Statement or a shelf registration statement (in the case of clause (2) above), or (c) upon the exchange of New Notes for all notes tendered (in the case of clause (3) (A) above), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (in the case of clause (3) (B) above), Special Interest on the notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

No Additional Interest shall accrue with respect to notes that are not Registrable Notes, as defined in the Registration Rights Agreement.

Any amounts of Additional Interest due pursuant to clause (1), (2) or (3) above will be payable in cash on the same original interest payment dates as the notes.

Expiration Date; Extensions; Amendment

The term “expiration date” means 12:00 midnight, New York City time, on                     , 2005, which is 20 business days after the commencement of the exchange offer, unless the issuers extend the exchange offer, in which case, the term “expiration date” means the latest date to which the exchange offer is extended.

In order to extend the expiration date, the issuers will notify the exchange agent of any extension by oral or written notice and will issue a press release of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

The issuers reserve the right:

(a) to delay accepting of any Original Notes, to the extent in a manner compliant with Rule 14e-1(c) of the Exchange Act, to extend the exchange offer or to terminate the exchange offer and not accept Original Notes not previously accepted if the exchange offer violates any applicable law or interpretation by the staff of the SEC and such conditions shall not have been waived by them, if permitted to be waived by them, by giving oral or written notice of the delay, extension or termination to the exchange agent, or

(b) to amend the terms of the exchange offer in any manner deemed by them to be advantageous to the holders of the Original Notes.

The issuers will notify you as promptly as practicable of any delay in acceptance, extension, termination or amendment. If the exchange offer is amended in a manner determined by the issuers to constitute a material change, the issuers will promptly disclose the amendment in a manner intended to inform the holders of the Original Notes of the amendment. Depending upon the significance of the amendment, the issuers may extend the exchange offer if it otherwise would expire during the extension period. Any such extension will be made in compliance with Rule 14d-4(d) of the Exchange Act.

Without limiting the manner in which the issuers may choose to publicly announce any extension, amendment or termination of the exchange offer, the issuers will not be obligated to publish, advertise, or otherwise communicate that announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

•	have the signatures on the letter of transmittal guaranteed if required by instruction 3 of the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile in connection with a book-entry transfer, together with the Original Notes and any other required documents.

To be validly tendered, the documents must reach the exchange agent by or before 12:00 midnight, New York City time, on the expiration date. Delivery of the Original Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent on or prior to the expiration date.

The tender by a holder of Original Notes will constitute an agreement between that holder and the issuers in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their brokers, dealers, commercial banks, trust companies or nominees to effect the tender for those holders.

The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of deliver by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent by or before 12:00 midnight, New York City time, on the expiration date. No letter of transmittal or Original Notes should be sent to the issuers.

Only a holder of Original Notes may tender Original Notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name Original Notes are registered on the issuers’ books or any other person who has obtained a properly completed bond power from the registered holder.

Any beneficial holder whose Original Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If the beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Original Notes, either make appropriate arrangements to register ownership of the Original Notes in the holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an “eligible institution,” unless the Original Notes are tendered: (a) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any Original Notes listed therein, those Original Notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes that person to tender the Original Notes on behalf of the registered holder, in each case, signed as the name of the registered holder or holders appears on the Original Notes.

If the letter of transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should indicate that when signing and, unless waived by the issuers, submit evidence satisfactory to the issuers of their authority to act with the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered Original Notes will be determined by the issuers in their sole discretion. This determination will be final and binding. The issuers reserve the absolute right to reject any Original Notes not properly tendered or any Original Notes their acceptance of which, in the opinion of counsel for the issuers, would be unlawful. The issuers interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes, must be cured within such time as the issuers shall determine. None of the issuers, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Original Notes, nor shall any of them incur any liability for failure to give notification. Tenders of Original Notes will not be deemed to have been made until irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of Original Notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, the issuers reserve the right in their sole discretion to:

(a) purchase or make offers for any Original Notes that remain outstanding subsequent to the expiration date or, as set forth under “—Conditions,” to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

(b) to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

By tendering Original Notes pursuant to the exchange offer, each holder will represent to the issuers that, among other things,

(a) the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder;

(b) the holder is not engaged in and does not intend to engage in a distribution of the New Notes;

(c) the holder has no arrangement or understanding with any person to participate in the distribution of such New Notes; and

(d) the holder is not an “affiliate” of the issuers, as defined under Rule 405 of the Securities Act, or, if the holder is an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Book-Entry Transfer

The issuers understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Original Notes at the depository trust company, or DTC, for the purpose of facilitating the exchange offer, and upon the establishment of those accounts, any financial institution that is a participant in DTC’s system may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account with respect to the Original Notes in accordance with DTC’s procedures for transfers. Although delivery of the Original Notes may be effected through book-entry transfer into the exchange agent’s account at the DTC, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to the DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

Holders who wish to tender their Original Notes and

(a) whose Original Notes are not immediately available or

(b) who cannot deliver their Original Notes, the letter of transmittal or any other required documents to the exchange agent on or prior to the expiration date, may effect a tender if:

(1) the tender is made through an eligible institution;

(2) on or prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Original Notes, the certificate number or numbers of the Original Notes and the principal amount of Original Notes tendered stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof, together with the certificate(s) representing the Original Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3) the properly completed and executed letter of transmittal, or facsimile thereof, together with the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of Original Notes may be withdrawn at any time by or prior to 12:00 midnight, New York City time, on the expiration date, unless previously accepted for exchange.

To withdraw a tender of Original Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus by 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

(a) specify the name of the depositor, who is the person having deposited the Original Notes to be withdrawn;

(b) identify the Original Notes to be withdrawn, including the certificate number or numbers and principal amount of the Original Notes or, in the case of Original Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

(c) be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Original Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Original Notes register the transfer of such Original Notes into the name of the depositor withdrawing the tender; and

(d) specify the name in which any such Original Notes are being registered if different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by the issuers, and their determination will be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect to the Original Notes withdrawn unless the Original Notes so withdrawn are validly retendered. Any Original Notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under “Procedures for Tendering” at any time on or prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, the issuers will not be required to accept for exchange, or exchange, any New Notes for any Original Notes, and may terminate or amend the exchange offer on or before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the SEC.

If the issuers determine in their reasonable discretion that the foregoing condition exists, they may:

•	refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

•	extend the exchange offer and retain all Original Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the Original Notes to withdraw their tendered Original Notes; or

•	waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered Original Notes which have not been withdrawn.

If a waiver constitutes a material change to the exchange offer, the issuers will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the holders, and they will extend the exchange offer as required by applicable law.

Pursuant to the Registration Rights Agreement, the issuers are required to use their reasonable best efforts to file with the SEC a shelf registration statement with respect to the Original Notes on or prior to the 45th day after the time such obligation to file arises, as per Section 2(b) of the Registration Rights Agreement, and thereafter use their reasonable best efforts to cause the shelf registration statement declared effective on or prior to the 150th day after the shelf registration is filed, if:

(1) because of any change in law or in currently prevailing interpretations of the staff of the SEC, the issuers are not permitted to effect the exchange offer; or

(2) the exchange offer has not been completed within 310 days following the Closing Date; or

(3) certain holders of the Original Notes are prohibited by law or SEC policy from participating in the exchange offer; or

(4) in certain circumstances, certain holders of the registered New Notes so request; or

(5) in the case of any holder that participates in the exchange offer, such holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and federal securities laws.

Exchange Agent

The Bank of New York has been appointed as exchange agent for the exchange offer, and is also the trustee under the indenture under which the New Notes will be issued. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to The Bank of New York, addressed as follows:

For information by Telephone:

(212) 815-3738

By Mail: The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 8 W New York, NY 10286 Attn: Ms. Beata Hryniewicka	By Hand or Overnight Delivery Service: The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 8 W New York, NY 10286 Attn: Ms. Beata Hryniewicka

By Facsimile Transmission:

(212) 298-1915

(Telephone Confirmation)

(212) 815-3738

Fees and Expenses

The issuers have agreed to bear the expenses of the exchange offer pursuant to the Registration Rights Agreement. The issuers have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The issuers, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

The issuers will pay the cash expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of The Bank of New York as exchange agent, accounting and legal fees, and printing costs, among others.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the Original Notes will be amortized over the term of the New Notes.

Consequences of Failure to Exchange

Holders of Original Notes who are eligible to participate in the exchange offer but who do not tender their Original Notes will not have any further registration rights, and their Original Notes will continue to be restricted for transfer. Accordingly, such Original Notes may be resold only:

(a) to the issuers, upon redemption of the Original Notes or otherwise;

(b) so long as the Original Notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A;

(c) in accordance with Rule 144 under the Securities Act, or under another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to the issuers;

(d) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(e) under an effective registration statement under the Securities Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

The issuers do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

Participation in the exchange offer is voluntary and holders of Original Notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

BUSINESS

We provide a broad range of mission-critical outsourced technical services to civilian and military government agencies and commercial customers. Our specific global expertise is in law enforcement training and support, security services, base operations, logistics support and aviation services and operations. We operated as a separate subsidiary of DynCorp from 2000 to 2003 and of Computer Sciences Corporation from 2003 until February 2005, however, our predecessors have provided critical services to numerous U.S. government departments and agencies since 1951. Our current customers include the Department of State; the Army, Air Force, Navy and Marine Corps (collectively, the Department of Defense); the Department of Homeland Security and to commercial customers and foreign governments. As of July 1, 2005, we had 14,100 employees in 33 countries and 45 active contracts ranging in duration from three to ten years and over 75 task orders.

We have increased our revenues and EBITDA from fiscal 2003 through fiscal 2005 at a CAGR of 27.9% and 49.6%, respectively. Our growth has primarily been driven by increasing demand for outsourced technical services and other non-combat-related functions, such as reconstruction, peace-keeping and other support activities. In fiscal 2005, on a pro forma basis we generated revenues, EBITDA and net income of $1.9 billion, $114.3 million and $10.5 million, respectively, as compared with $1.2 billion, $60.1 million and $31.4 million, respectively, in fiscal 2004. For the three months ended July 1, 2005, we generated revenues, EBITDA and a net income of $425.1 million, $27.4 million and $2.1 million, respectively, as compared with $406.9 million, $24.5 million and $13.9 million, respectively, for the three months ended July 2, 2004. As of July 1, 2005, we had a total backlog of approximately $2.6 billion and, historically, virtually our entire backlog has been converted into revenue at or above stated contract values. Backlog does not take into account any expenses associated with contracts. In addition to backlog as of July 1, 2005, we had $19.8 billion of currently available ceiling under our existing indefinite delivery, indefinite quantity contracts. Since fiscal 2001 through July 1, 2005, we have won a total of 83% or, $10.4 billion out of $12.5 billion, of the aggregate of the estimated value of new or renewed contracts on which we bid.

Business Strengths

We believe our core strengths include the following:

Established Market Position. We provide a broad range of critical outsourced technical services to civilian and military government agencies and commercial customers. We are one of the few providers with the ability to perform large-scale, complex programs in our targeted service areas. Our global presence and highly specialized personnel enable us to meet our customers’ specifications anywhere in the world. As of July 1, 2005, we had over 14,100 employees located in 33 countries. We also maintain a proprietary database of approximately 3,000 qualified civilian police personnel who can be mobilized for global deployment on an as-needed basis. We believe that our global presence and worldwide infrastructure across multiple service offerings distinguish us from most of our competitors and positions us to capture an increased share of the growing government outsourcing market. As a result, we have been chosen to participate in many high-priority U.S. government service programs. For example, our operating company’s predecessors were pioneers in the Contract Field Teams program and we believe that we are currently the largest provider of Contract Field Teams services to the Department of Defense. We also are the sole contractor under the International Narcotics and Law Enforcement Air-Wing program, and we believe we have performed in excess of 90% of the dollar value of awarded task orders for the Civilian Police program since its inception.

Attractive Industry Fundamentals. Consistent with the past 15 years, the U.S. government is expected to continue to downsize and replace government employees with more cost-effective commercial vendors. In addition, the global deployment of the U.S. military in support of the war on terror and overall military transformation are constraining existing government resources. As a result, outsourcing to private contractors has increased and is expected to continue to do so. The O&M portion of the Department of Defense budget, which includes the majority of the services we provide, is the largest and fastest growing segment of Department of

Defense military spending. Similarly, there has been significant growth in the Department of State and Department of Homeland Security budgets. The Department of Homeland Security budget is estimated at $33 billion for fiscal 2006. We believe that we are well positioned to develop new business from this agency given our experience of providing other outsourcing services to other government agencies. The Department of State budget for international development and humanitarian and international security assistance has grown from approximately $18 billion in fiscal 2005 and is further projected by the U.S. government to increase to $25 billion in fiscal 2009 (a CAGR of 8.4%) from fiscal 2005 to fiscal 2009.

Long-Standing and Strong Customer Relationships. Strong customer relationships are critical to success in our industry. Our management has a long-standing record of providing services in support of a broad array of highly complex platforms and systems that are vital to our customers’ operations. DynCorp International and its predecessors have been a participant in the Contract Field Teams program for 54 years, and have participated in a number of high-priority U.S. government programs for over a decade. Our key executives have developed long-standing and strong relationships with U.S. military and government officials, and we believe that the longevity and depth of our customer relationships has positioned us as a contractor of choice for our customers.

Global Business Development Capability. In addition to benefiting from the strong recent growth in the end markets we serve, we proactively pursue new business opportunities from governments and commercial enterprises worldwide. We have frontline sales and marketing personnel in the United States, Europe, Africa and Asia-Pacific. As of July 1, 2005, we had 8 marketing offices in the United Kingdom, Germany, Australia, Afghanistan, Iraq, the United Arab Emirates, Kenya, and Italy. DynCorp International and its predecessors have a long-standing presence in the Middle East. We also market through relationships with military and government officials, joint ventures and at international trade shows.

Strong and Stable Platform for Growth. We have a growing revenue base derived from 45 active contracts and over 75 active task orders as of July 1, 2005 with different agencies of the U.S. government that are spread over a diverse mix of activities, services and platforms. The terms of our contracts generally range from three to ten years and, as of July 1, 2005, we had a total backlog of approximately $2.6 billion. No single task order accounted for more than 17.2% of our revenue for the twelve months ended July 1, 2005. From December 27, 2001 through July 1, 2005, we won 99% of the aggregate dollar value of re-competes on which we bid and currently we have bid on or are preparing bids on new and renewal contracts with an estimated value of approximately $13 billion. We expect to continue to see increases in government outsourcing, particularly government technical support services and other non-combat related functions such as reconstruction, peace-keeping and other support activities, as well as increased spending in our target end-markets. We believe that we are particularly well positioned to develop new business from this agency given our experience in providing outstanding services to other government agencies.

Attractive Cash Flow Dynamics. Due to the nature of the services that we provide, we benefit from low capital expenditure requirements, which contributes to our ability to generate cash flow. We believe that our ability to generate cash flow provides us with a substantial degree of operating flexibility beyond servicing our debt, thereby allowing us to fund our growth initiatives. In addition, due to substantial tax-deductible goodwill, we believe we will have favorable tax attributes for the next several years.

Experienced Management Team and Distinguished Board. DynCorp International’s senior management team has extensive industry expertise and has been with DynCorp International and its predecessors for an average of 13 years, with an average of 27 years of experience working in our industry. Many members of our management and our board of directors have had military and government experience and have long-standing relationships with U.S. military and U.S. government officials.

Business Strategy

Our objective is to leverage our established market position to further increase our revenues and earnings. We intend to achieve this objective through the following strategies:

Exploit Current Business Opportunities and Backlog. As of July 1, 2005, our backlog was approximately $2.6 billion. In addition to servicing our backlog, we intend to leverage our existing contract base to expand the scope of our activities as a result of contract renewals, favorable contract modifications and new task orders. For example, in February 2004, we were awarded a new Civilian Police contract by the Department of State, which expanded our existing program that had been in place since 1994. This contract has an estimated value of $1.75 billion over the five-year term of the program through February 2009. In addition, we plan to expand the scope of services we provide to our existing customers. We have a long-standing record of providing services in support of a broad array of highly complex platforms and systems that are vital to our customers’ operations and together with DynCorp International’s predecessors have provided support services to the U.S. government for 54 years. We believe that the longevity and depth of our customer relationships have positioned us as a contractor of choice for our customers, creating a unique advantage and opportunity to cross-sell our capabilities to capture additional contract opportunities.

Capitalize on Industry Trends. We intend to continue to capitalize on the U.S. government’s increasing reliance on outsourcing and increased spending in our targeted end-markets. The Government Accountability Office’s Commercial Activities Panel reported in fiscal 2002 that outsourcing work to commercial providers has resulted in savings of 20% or more to the military. We believe that we are well positioned to benefit from these trends given our breadth of services and experience, global reach and strong operating performance. The Department of State budget for international development and humanitarian and international security assistance has grown from approximately $18 billion in fiscal 2005 and is further projected by the U.S. government to increase to $25 billion in fiscal 2009 (a CAGR of 8.4%) from fiscal 2005 to fiscal 2009. The Department of Defense budget for the U.S. government fiscal year ending September 30, 2006, excluding supplemental funding relating to operations in Iraq and Afghanistan, has been proposed to Congress at $426 billion, representing an increase of over $145 billion since fiscal 2000.

Pursue Commercial Business and Foreign Government Opportunities. While we have historically primarily served the U.S. government, we believe there is significant potential to increase the business we generate from commercial and foreign government customers. For example, we have recently been selected as the preferred bidder on two programs (UK Defense Estates and Australia Defense Forces) and were awarded two contracts to provide base and contingency support and program management of airport construction and entry/exit security control services in Iraq and Afghanistan, respectively. We believe that commercial customers will increasingly seek out our services as a result of our efforts to bring proven systems, processes and capabilities from our government experience to commercial customers in need of similar services. We believe many foreign governments around the world are demonstrating the same outsourcing trends as the U.S. government. In particular, certain oil- and natural gas-rich nations have indicated a desire to increase spending for security, logistics and aviation services which are often unavailable domestically. We believe our international business acumen, cultural understanding and significant experience in the Middle East and other parts of the world will allow us to effectively compete for such contracts.

Expand Domestic Service Offerings. As a subsidiary of Computer Sciences Corporation, we primarily sought to provide our services internationally. We intend to compete for business opportunities domestically, including in the homeland security, domestic aviation, base operations and range services markets. We believe that this does not represent a change in our business operations going forward, but our strengths in providing our services internationally will allow us to also compete effectively for additional domestic contracts.

Increase Profitability and Operating Efficiency. We believe that our profitability will continue to improve as our customers shift away from cost-reimbursement contracts to fixed unit-price and/or time-and-materials contracts. Fixed unit-price and/or time-and-materials contracts have historically been more profitable as a result of our extensive experience and understanding of the cost structure related to managing complex, multi-year contracts. This has contributed to an increase in our EBITDA margin from 4.9% in fiscal 2004 to 6.2% for the twelve months ended July 1, 2005. Further, we will continue to focus on increasing cash flows and achieving operating efficiencies.

Selectively Pursue Acquisitions. Our industry remains highly fragmented and consists of a large number of relatively small, independent businesses servicing discrete markets. Some of these businesses may represent attractive acquisition candidates. We intend to evaluate and pursue acquisitions on a strategic basis, with a view to increasing our revenues, improving our profitability and strengthening our competitive position through adding complementary skills and customers.

Industry Trends

Outsourcing is the organizational practice of contracting for services from an external entity while retaining control over assets and oversight of the services being sourced. Consistent with the past 15 years of practice the U.S. government is expected to continue outsourcing technical services as it downsizes and replaces government employees with more cost-effective commercial vendors. According to the Office of Personnel Management, the non-postal federal civilian workforce (including the Department of State) has decreased from approximately 2.2 million in fiscal 1988 approximately to 1.9 million in fiscal 2004. In addition, the Department of Defense estimates that over 40% of civilian personnel in military depots and industrial facilities will be eligible to retire by fiscal 2009. Due to this downsizing and expected retirement, we believe that some agencies are at risk of being unable to manage government resources efficiently and, therefore, will need to rely more heavily on outsourcing to provide skilled workers. According to the Secretary of Defense, Donald H. Rumsfeld, approximately 300,000 military personnel are performing work that can be outsourced to commercial contractors. The Commercial Activities Panel of the Government Accountability Office reported in fiscal 2002 that outsourcing work to commercial providers has resulted in savings of 20% or more to the military.

In addition to the increase in government spending on outsourcing, particularly among our customers, our end-markets are also growing. The Department of Defense budget for fiscal 2006, excluding supplemental funding relating to operations in Iraq and Afghanistan, has been proposed to Congress at $426 billion, representing an increase of over $145 billion since fiscal 2000. This growth is expected to continue, with the Department of Defense forecasting its budget to grow to over $468 billion (excluding supplemental funding) by fiscal 2009. The Department of State budget for international development and humanitarian and international security assistance has grown from approximately $15 billion in fiscal 2000 to an expected $18 billion in fiscal 2005 and is further projected by the U.S. government to increase to $25 billion in fiscal 2009 (a CAGR of 8.4%) from fiscal 2005 to fiscal 2009. These services include law enforcement training, eradication of international narcotics, certain contingency services and security services. Similarly, there has been significant growth in the Department of Homeland Security budget, estimated at $33 billion for fiscal 2006, which represents a 17% CAGR since fiscal 2000.

We believe the following industry trends will further increase demand for outsourced services in our target market:

•	Transformation of military forces, leading to increases in outsourcing of non-combat functions. During the post-Cold War era, the military has transformed its focus to meet new and unanticipated threats. This transformation includes changing the method of force deployment, adjusting the structure of the military to facilitate a more flexible, adaptable force and extending the military’s presence worldwide. The emphasis on U.S. military personnel focusing on combat-related tasks rather than non-combat functions such as depot-level maintenance, facility security and logistics operations has led to a direct increase of outsourcing of non-combat functions. In addition, congressional limitations on the overall size of the military force have served as a further impetus for the U.S. government to outsource certain defense-related functions. Increasing military and related security personnel costs are also driving an increased demand for outsourced employees from more cost-effective commercial vendors. According to the Government Accountability Office, the total annual government spending on military pay, allowances and benefits increased 29%, or $35 billion, from fiscal 2000 to fiscal 2004.

•	Growth in U.S. military budget driven by operations and maintenance spending. Unlike historical increases in U.S. military spending, the current growth is driven by increases in the operations and maintenance, or O&M, portion of the budget, rather than weapons and other procurement or research and development. The O&M portion of the Department of Defense budget, which includes the majority of the services we provide to the U.S. military, such as logistics, support services, military facility operations, aviation services, aviation engineering and aviation ground equipment support, is the largest and fastest growing segment of the Department of Defense military spending. For fiscal 2006, the Department of Defense has budgeted O&M spending to be $147 billion, which represents 35% of the total of the Department of Defense military budget, and is projected by the Department of Defense to increase 4% annually, on average, through fiscal 2009 to $165 billion. Furthermore, the Government Electronics & Information Technology Association, or GEIA, the outsourced O&M addressable market (excluding provision of fuel and other consumables) of the Department of Defense’s budget is estimated to account for $37 billion of the fiscal 2006 O&M budget, representing a 7% CAGR since fiscal 2000. Overall, the Government Electronics & Information Technology Association estimates that the outsourced O&M addressable market will increase to $42 billion in fiscal 2009 and increase as a percentage of the total O&M budget from approximately 25% to 26% over the same period.

•	Increased level and frequency of overseas deployment and peace-keeping operations. Between fiscal 1990 and fiscal 2003, the U.S. government engaged in approximately 140 military operations around the world, excluding purely humanitarian responses. The international security environment and the unpredictability of post-Cold War adversaries have resulted in an increase in U.S. government overseas military operations. Due to the decreased size of the U.S. military and current difficulty in meeting recruiting goals for military personnel, the Department of State and U.S. military are increasingly looking to outsourced vendors in an effort to provide services for peace-keeping and other military and security operations, especially after the departure of U.S. Military personnel.

•	Increased maintenance, overhaul and upgrade needs to support aging military platforms. Budget restrictions over the past decade have limited the U.S. military’s ability to replace or augment substantial portions of its aircraft, vehicles and support equipment. The average age of many major platforms has steadily increased since fiscal 1990 and was generally between 6 and 17 years in fiscal 1990 as compared to between 14 and 25 years in fiscal 2004. As military equipment ages, increased levels of repair, overhauls and upgrades are necessary. Moreover, heavy use of equipment in conflict areas such as Iraq, Afghanistan and the Balkans has greatly increased the equipment’s wear and tear.

Our Services

We provide government technical services and outsourced solutions to our customers. Our primary services are provided through our two core operating divisions, Field Technical Services and International Technical Services.

Our Field Technical Services operating division provides the following services:

•	Aviation Services and Operations. Our aviation services and operations include aircraft fleet maintenance, depot augmentation, aftermarket logistics support, aircrew services and training, ground equipment maintenance and modifications, quality control, Federal Aviation Administration certification, facilities and operations support, aircraft scheduling and flight planning and the provisioning of pilots, test pilots and flight crews. Services are provided from both main base locations and forward operating locations.

•

Aviation Ground Equipment Support. Our services in this area include ground equipment support, maintenance and overhaul, modifications and upgrades, corrosion control, engine rebuilding, hydraulic and load testing and service ability inspections. We provide these services in the United States and abroad and offer both short and long duration field teams. We employ over 850 mechanics, technicians and support personnel who perform depot level overhaul of ground support equipment for U.S. Navy and Coast Guard programs and provide depot level ground support equipment support at 20 worldwide locations.

•	Ground Vehicle Maintenance. Our ground vehicle maintenance services include vehicle maintenance, overhaul and corrosion control and scheduling and work flow management. We perform maintenance and overhaul on wheeled and tracked vehicles for the U.S. Army and U.S. Marine Corps, in support of their pre-positioning programs. We also provide overall program management, logistics support, tear down and inspection of equipment cycled off of prepositioned ships.

•	Aviation Engineering. Our technicians design, manufacture and install aircraft modification programs for a broad range of weapons systems and more than 70 engine types, updating entire fleets to mission-readiness status. We provide services such as engineering design, kit manufacturing and installation, field installations, configuration management, avionics upgrades, cockpit and fuselage redesign and technical data, drawings and manual revisions.

Our International Technical Services operating division provides the following services:

•	Law Enforcement Training. Our services in this area include international policing and police training, judicial support, immigration support and base operations.

•	International Narcotics. Drug eradication and interdiction, host nation pilot and crew training.

•	Contingency Services. We provide peace-keeping support, humanitarian relief, de-mining, worldwide contingency planning, warehousing and heavy equipment inspections. We have the ability to provide these services on a rapid response basis.

•	Logistics Support Services. We offer procurement, parts tracking, inventory and equipment maintenance, property control, data entry and mobile repair services. We are able to support the deployment of personnel and equipment on extremely short timelines of 30 days or less.

•	Security Services. Our services include security for diplomats, personal protection, security system design, installation and operations and cultural training. Using a database of more than 3,000 qualified individuals, we have the ability to recruit and assemble large security contingents on short notice.

•	Military Facility Operations. Facility and equipment maintenance and control, civil, electrical, environmental and mechanical engineering, custodial and administrative services.

•	Infrastructure Development. Infrastructure engineering and construction management.

•	Marine Services. Ship logistics, range ship maintenance, communications services and oil spill response fleet operations. We provide these services for both government agencies and commercial customers.

•	Security Technology. Security technology services include installation, maintenance and upgrades of physical and software access control points and servers and development of security software, smart cards and biometrics for use by government agencies and commercial customers.

Contract Types

Our contracts typically have a term of three to ten years consisting of a base period of one year with multiple one-year options. Our contracts typically are awarded for an estimated dollar value based on the forecast of the work to be performed under the contract over its maximum life. In addition, we have historically received additional revenues through increases in program scope beyond that of the original contract. These contract modifications typically consist of “over and above” requests derived from changing customer requirements. The government is not obligated to exercise options under a contract after the base period. At the time of completion of the contract term of a government contract, the contract is recompeted to the extent that the service is still required. Since fiscal 2001 through July 1, 2005, we have won a total of 83%, or $10.4 billion out of $12.5 billion, of the aggregate estimated value of new or renewed contracts on which we bid.

Contracts between us and the U.S. government or the government’s prime contractor (to the extent that we are a subcontractor) generally contain standard provisions for termination at the convenience of the government or the prime contractor. Government contracts generally also contain provisions that allow the U.S. government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials.

Many government contracts are indefinite delivery, indefinite quantity which are often awarded to multiple contractors. An indefinite delivery, indefinite quantity contract does not represent a firm order for services. Our Civilian Police and Contract Field Teams programs are examples of indefinite delivery, indefinite quantity contracts. In fiscal 2005 and for the three months ended July 1, 2005, 56.3% and 59.7% of our revenues were attributable to indefinite delivery, indefinite quantity contracts. When a customer wishes to order services under an indefinite delivery, indefinite quantity contract, it issues a task order. Requests for proposal are often submitted to all of the contract awardees and task orders are typically awarded under a best-value approach. Many indefinite delivery, indefinite quantity contracts also permit the customer to direct work to a particular contractor. Additionally, the contractor may identify specific projects and propose to perform the service for a customer covered by the indefinite delivery, indefinite quantity contract, although the customer is not obligated to order the services.

Our business generally is performed under cost-reimbursement, time-and-materials or fixed-price contracts. Each of these is described generally below:

•	Time-and-Materials Contracts. In a time-and-materials contract, we operate under fixed per-hour labor rates and receive reimbursement for allowable direct and indirect costs. Time-and-materials contracts generally have shorter billing and collection terms than other contract types.

•	Cost-Reimbursement Contracts. We are reimbursed for allowable incurred costs, plus a fixed fee. In addition, under some cost-reimbursement contracts, we may receive additional award fees or incentive fees based upon various objective and subjective criteria such as aircraft mission capability rates and meeting cost targets.

•	Fixed-Price Contracts. In a fixed-price contract, the price is not subject to adjustment based on costs incurred. We believe that fixed-price contracts will increase as a percentage of our revenue for the duration of fiscal 2006 due to the increasing tendency of the U.S. government to award fixed-price contracts, particularly the Department of State.

Our historical contract mix by type for the last three fiscal years and three months ended July 1, 2005, as a percentage of revenue, is indicated in the table below:

	Fiscal Year			Three Months Ended July 1, 2005
Contract Type	2003	2004	2005
Time-and-Materials	31%	32%	39%	41%
Cost-Reimbursement	39	44	34	31
Fixed-Price	30	24	27	28

	100%	100%	100%	100%

Many of our contracts involve subcontracts with other companies upon which we rely to perform all or a portion of the services we must provide to our customers. Often we enter into subcontract arrangements in order to meet government requirements to award certain categories of services to small businesses. We use subcontractors primarily for non-core functions such as construction and catering. For fiscal 2004 and 2005 and for the three months ended July 1, 2005, we paid our subcontractors $96.2 million, $174.9 million and $56.5 million, respectively.

Principal Customers and Contracts

Our principal customers are U.S. government department agencies, including the Department of Defense and the Department of State. Over the last decade, we have expanded our customer base to include foreign governments and commercial customers, such as EarthTech, Fluor, the Kuwaiti Air Force, Lucent, Parsons, the Royal Saudi Air Force and Washington Group International. For fiscal 2005, we derived 2% of our revenue from contracts directly with foreign governments or with commercial customers. During the three and twelve months ended July 1, 2005, and during fiscal 2005 and 2004, we derived substantially all of our revenues from contracts and subcontracts with the U.S. government and its agencies, the Department of the Defense and Department of State and their respective agencies. Contracts with agencies of the Department of Defense represented 50%, 49% and 63% of our revenues for the three months ended July 1, 2005, and fiscal 2005 and 2004, respectively, and contracts with agencies of the Department of State represented 49%, 49% and 29%, respectively, of our revenues over the same period. For fiscal 2005 and for the three months ended July 1, 2005, Contract Field Teams, Civilian Police and International Narcotics and Law Enforcement contracts accounted for 18.0%, 27.4% and 8.1%, and 19.3%, 30.3% and 8.7% of our revenues, respectively.

For fiscal 2005 and for the three months ended July 1, 2005, approximately 5.9% and 2.8% of our revenues, respectively, were derived from services that we provided as a subcontractor.

Key Field Technical Services Contracts

Contract Field Teams. Contract Field Teams is the most significant program in our Field Technical Services operating division and our operating company and its predecessors have provided this service for over 54 consecutive years. This program deploys highly mobile, quick-response field teams to customer locations to supplement a customer’s workforce. Services under a Contract Field Teams contract generally include providing mission support to aircraft and weapons systems in addition to depot-level repair. The principal customer for our Contract Field Teams program is the Department of Defense. Our Contract Field Teams contract is up for recompetition in September 2007. This contract has a $1.82 billion estimated value over the ten-year term through October 2007.

Life Cycle Contractor Support. This Field Technical Services program consists of contracts with both the U.S. Army and Navy. Under the Life Cycle Contractor Support-Army contracts, we provide aircraft maintenance and logistics for 165 C-12/RC-12 and 27 UC-35 aircraft, as well as services for a major avionics suite upgrade of 39 aircraft for Global Air Traffic Management compliance. Under our Life Cycle Contractor Support-Navy contracts we provide aircraft maintenance and logistics for the U.S. Navy’s 6 UC-35 aircraft. We entered into the Life Cycle Contractor Support-Army and Life Cycle Contractor Support-Navy contracts in August 2000 and the Global Air Traffic Management portion of our Army contract in March 2003. The Life Cycle Contractor Support-Army and Life Cycle Contractor Support-Navy contracts are up for recompetition in January 2010. These contracts have estimated values of $911.2 million and $33.0 million, respectively, for Life Cycle Contractor Support-Army and Life Cycle Contractor Support-Navy.

AH-1/UH-1. The AH-1/UH-1 program provides worldwide helicopter support to foreign governments that acquired UH-1 and AH-1 helicopters. Services include program management, sustaining engineering, training, maintenance and refurbishment, logistics and material management. The U.S. Army is our principal customer for this program. We entered into our AH-1/UH-1 contract in March 2004 and the contract is up for recompetition in March 2014. This contract has a $406 million estimated value.

Andrews Air Force Base. Under the Andrews Air Force Base contract, we perform aircraft maintenance and base supply functions, including full backshop support, organizational level maintenance, fleet fuel services and supply, launch and recovery and FAA repair services. Our principal customer under this contract is the U.S. Air Force. We entered into this contract in January 2001 and it is up for recompetition in December 2011. This contract has a $326 million estimated value.

The following table sets forth certain information for our principal Field Technical Services contracts, including the respective estimated values of the current contracts as of July 1, 2005:

Contract	Principal Customer	Initial/Current Award Date	Recompete Date	Estimated Value
Contract Field Teams	Department of Defense	Oct. 1951/Oct. 1997	September 2007	$1.82 billion	(1)
AH-1/UH-1	U.S. Army/FMS	March 2004	March 2014	$406 million	(1)
Andrews Air Force Base	U.S. Air Force	January 2001	December 2011	$326 million
Life Cycle Contractor Support	U.S. Army and U.S. Navy	August 2000	January 2010	$944 million
Army Prepositioned Stocks Afloat	U.S. Army	February 1999	February 2009	$206 million
Columbus Air Force Base	U.S. Air Force	October 1998	September 2005(2)	$191 million
Holloman Air Force Base	U.S. Air Force	September 1999	September 2006	$105 million
Eglin Air Force Base	U.S. Air Force	November 2002	November 2010	$76 million
F/A-18	Kuwaiti Air Force(2)	Sept. 1997/Oct. 2000	September 2005(4)	$63 million
California Department of Forestry	State of California	January 2002	June 2007	$51 million
Ft. Hood Logistics	U.S. Army	July 1995/June 2005	December 2005	$17 million	(5)

(1)	These contracts are indefinite delivery, indefinite quantity contracts. For more information about indefinite delivery, indefinite quantity contracts, see “—Contract Types.”
(2)	In July 2005, a new Columbus Air Force Base contract was awarded with an estimated value of $231 million which extended the recompete date until September 2012.
(3)	Reflects end users under the contract rather than the contract party.
(4)	This contract has been temporarily extended until December 2005.
(5)	A new, separate six month contract was awarded for Ft. Hood to bridge the program until a formal re-competition can be conducted by the Army for the new contract, expected to have a duration of 5-7 years.

Key International Technical Services Contracts

Civilian Police. The principal contract of our International Technical Services operating division is our new Civilian Police contract. This contract, awarded to us by the Department of State in February 2004, which expanded upon our existing contracts that had been ongoing since 1994. Through the Civilian Police program, we have deployed civilian police officers from the United States to 12 countries to train and offer logistics support to the local police and assist them in reconstruction and infrastructure building. We have been awarded multiple task orders under the Civilian Police program, including assignments in Kosovo, Afghanistan, Iraq and Haiti. Our Civilian Police contract is up for recompetition in February 2009, and this contract has a $1.75 billion estimated value over the five-year term of this program, through February 2009.

International Narcotics and Law Enforcement. In May of 2005, the Department of State awarded us a new contract in support of the International Narcotics and Law Enforcement Air-Wing program to aid in the eradication of illegal drug operations. We are the sole awardee of this contract, which has an estimated value of $544 million for the first three years of this ten-year contract through May 2015. This program has been ongoing since 1991 in cooperation with multiple Latin American countries and we recently commenced a similar program in Afghanistan.

Worldwide Personal Protective Services. Through our Worldwide Personal Protective Services contract, we provide personal and physical security protection for diplomats, negotiators and State Department officials. Our predecessor entered into the initial contract in April 1998, and were awarded a new contract in June 2005. This contract will be up for recompetition in July 2010.

The following table sets forth certain information for our principal International Technical Services contracts, including the respective estimated values of the current contracts as of July 1, 2005:

Contract	Principal Customer	Initial/Current Award Date	Recompete Date	Estimated Value
Civilian Police Program	Department of State	Feb. 1994/Feb. 2004	February 2009	$1.75 billion	(1)
International Narcotics and Law Enforcement	Department of State	Jan. 1991/May 2005	October 2015	$544 million	(2)
Worldwide Personal Protective Services	Department of State	April 1998/June 2005	June 2010	$2 million	(3)
War Reserve Material	U.S. Air Force	May 2000	December 2006	$491 million
Forward Operating Locations	U.S. Air Force	March 2002	December 2006	$141 million
Qatar Security	U.S. Army	Aug. 1997/Feb. 2003	September 2007	$84 million
Sudan	Department of State	May 2001	Not Applicable	$19 million	(1)

(1)	These contracts are indefinite delivery, indefinite quantity contracts. For more information about indefinite delivery, indefinite quantity contracts, see “—Contract Types.”
(2)	Estimated value for the first three years of this ten-year contract through May 2015.
(3)	Estimated value is for the priced, program management portion of the contract only. Potential task orders are not included in this estimated value. This contract has a ceiling of $500 million.

Backlog

Backlog consists of orders and options under our contracts. We define backlog as the estimated value of contract awards received from customers that have not been recognized as sales. Our backlog consists of funded and unfunded backlog. Funded backlog is based upon amounts actually appropriated by a customer for payment of goods and services. Unfunded backlog is based upon the future potential of our existing contracts to generate revenue, based on the sum of the remaining dollar value of exercised contract options and the full value of unexercised contract options included in such contracts. Anticipated revenues from indefinite delivery, indefinite quantity contracts are not included in unfunded backlog. Backlog is only a measure of funded contract values, and unfunded contract options, less any revenue that has been recognized to that point. Backlog does not take into account any expenses associated with contractual performance and converting backlog into revenue would not reflect net income associated with the contracts. See “Risk Factors—Our U.S. government contracts may be terminated by the U.S. government at any time prior to their completion and contain other unfavorable provisions, which could lead to unexpected loss of revenues and reduction in backlog.”

Our backlog is spread over a diverse mix of activities, services and platforms. In addition, contracts and task orders awarded thereunder are with different agencies within the U.S. government.

The following table sets forth our backlog as of the dates indicated:

	March 28, 2003	April 2, 2004	April 1, 2005	July 1, 2005
	(dollars in millions)
Funded Backlog	$467	$991	$1,140	$1,126
Unfunded Backlog	1,561	1,173	900	1,449

Total Backlog	$2,028	$2,164	$2,040	$2,575

Regulatory Matters

Contracts with the U.S. government are subject to certain regulatory requirements. Under U.S. government regulations, certain costs, including certain financing costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under cost-reimbursement contracts. The U.S. government also regulates the methods by which allowable costs may be allocated under U.S. government contracts.

Services under government contracts are subject to audits at various points in the contracting process. Pre-award audits are performed at the time a proposal is submitted to the U.S. government for cost-reimbursement contracts. The purpose of a pre-award audit is to determine the basis of the bid and provide the information required for the U.S. government to negotiate the contract effectively. In addition, the U.S. government may perform a pre-award audit to determine our capability to perform under a contract. During the performance of a contract, the U.S. government has the right to examine any labor charges, material purchases and overhead charges. Upon a contract’s completion, the U.S. government performs an incurred cost audit of all aspects of contract performance for cost-reimbursement contracts to ensure that we have performed the contract in a manner consistent with our proposal. The government also may perform a post-award audit for proposals that are subject to the Truth in Negotiations Act, which are proposals in excess of $550,000, to determine if the cost proposed and negotiated was accurate, current and complete as of the time of negotiations.

The Defense Contract Audit Agency performs these audits on behalf of the U.S. government. The Defense Contract Audit Agency also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. The Defense Contract Audit Agency has the right to perform audits on our incurred costs on all contracts on a yearly basis. We have Defense Contract Audit Agency auditors on site to monitor our billing and back office operations. An adverse finding under a Defense Contract Audit Agency audit could result in the disallowance of our costs under a U.S. government contract, termination of U.S. government contracts, forfeiture of profits, suspension of payments, fines and suspension and prohibition from doing business with the U.S. government. See “Risk Factors—A negative audit or other actions by the U.S. government could adversely affect our operating performance.” In the event that an audit by the Defense Contract Audit Agency results in disallowance of our costs under a contract, we have the right to appeal the findings of the audit under applicable dispute resolution provisions. Approval of submitted yearly contract incurred costs can take from one to three years from the date of submission of the contract costs. All of our contract incurred costs for U.S. government contracts completed through March 28, 2003 have been audited and approved by the Defense Contract Audit Agency, and audits are continuing on such costs for subsequent periods.

At any given time, many of our contracts are under review by the Defense Contract Audit Agency and other government agencies. We cannot predict the outcome of such ongoing audits and what, if any, impact such audits may have on our future operating performance. A recent audit report issued by the Defense Contract Audit Agency on our Air-Wing Contract to the Department of State in June 2005 that we received in August 2005 reached the conclusion that we had incorrectly included certain cost elements in base pay for purposes of calculating hazard and post-differential pay, resulting in overbilling of $1.8 million. To the extent this matter is decided against us, we will need to refund the disputed amount and our revenues will be adversely affected.

Sales and Marketing

As of July 1, 2005, we had 8 marketing offices in the United Kingdom, Germany, Australia, Afghanistan, United Arab Emirates, Kenya and Italy, the Middle East, Kenya, and Italy. Personnel profiles range from employees with marketing degrees to retired senior officers from the various U.S. and foreign military branches. Most senior personnel engaged in sales and marketing have long-term operations experience.

Our approach to growing and developing business is to establish marketing activities in the area or region of greatest opportunity. Currently, we have a significant organization in Dubai, UAE to pursue opportunities in the Middle East. We also have an office in Canberra, Australia from which we pursue opportunities in Australia and the Asia Pacific region, and offices in both the United Kingdom and Germany to develop business with the UK Ministry of Defense, U.S., national and NATO military commands as well as to promote commercial business opportunities. DynCorp International and its predecessors have a long-standing presence in the Middle East in addition we have frontline sales and marketing personnel in the United States, Europe, Africa and Asia-Pacific. In each office, we employ personnel fluent in both English and the local language, and who are familiar with local culture to assist us in the regions we serve. We also utilize focus groups to target our services to geographic markets and provide local training to our sales force. We also market through international trade shows and relationships with senior military and government officials.

Competition

We compete with various entities across geographic and business lines based on a number of factors, including services offered, experience, price, geographic reach and mobility. Some of our competitors have greater financial and other resources than we do or are better positioned than we are to compete for certain contract opportunities. For example, original equipment manufacturers that also provide aftermarket support services have an advantage in obtaining service contracts for aircraft that they have manufactured, as they frequently have better access to replacement and service parts as well as an existing technical understanding of the platform they have manufactured. In addition, we are at a disadvantage when bidding for contracts put up for recompetition for which we are not the incumbent provider, because incumbent providers frequently are able to capitalize on customer relationships, technical knowledge and pricing experience gained from their prior service.

Competitors of our Field Technical Services operating division typically are large defense services contractors, who offer services associated with maintenance, training and other activities. The three largest domestic competitors of Field Technical Services are Lockheed Martin Corporation, Sikorsky United Technologies and The Boeing Company. The three largest international competitors of Field Technical Services are Aerospace Industrial Development Corporation, Al Salam Aircraft Company Ltd. and Serco Group Plc.

Competitors of our International Technical Services operating division include solutions providers who typically compete in one of our International Technical Services business segments. Our three largest competitors for international law enforcement services are Civilian Police Inc., PAE Government Services, Inc. and Science Applications International Corporation. Our three largest competitors for international logistics and base operations services are Babcock International Group Plc, IAP Worldwide Services, Inc. Our three largest competitors in the personnel and physical security business are The Geo Group, Inc., ITT Industries and Kroll Inc.

Intellectual Property

We and our subsidiaries will hold an exclusive, perpetual, irrevocable, worldwide, royalty-free and fully paid up license to use the “Dyn International” and “DynCorp International” names in connection with aviation services, security services, technical services and marine services. We do not own any trademarks or patents and do not believe our business is dependent on trademarks or patents.

Employees

As of July 1, 2005, we employed over 14,100 employees located in 33 countries around the world approximately 7,500 of whom are located in the United States. Of these employees, approximately 1,150 are represented by labor unions. As of July 1, 2005, we had approximately 55 collective bargaining agreements. These agreements expire between May 2006 and January 2008. We consider our employee relations to be satisfactory. We also maintain a database of approximately 3,000 trained civilian paid personnel who can be mobilized for global development on an as needed basis.

Environmental Matters

Our operations include the use, generation and disposal of petroleum products and other hazardous materials. We are subject to various U.S. federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We believe that we have been and are in substantial compliance with environmental laws and regulations and that we have no liabilities under environmental requirements that would have a material adverse effect on our business, results of operations or financial condition. We have not incurred, nor do we expect to incur, material costs relating to environmental compliance.

Properties and Facilities

Our headquarters is located in Irving, Texas, where we lease approximately 14,000 square feet of space. In addition, we lease 197 commercial facilities in 18 countries used in connection with the various services rendered to our customers. Upon expiration of our leases, we do not anticipate any difficulty in obtaining renewals or alternative space. We do not own any real property.

We believe that substantially all of our property and equipment is in good condition, subject to normal wear and tear, and that our facilities have sufficient capacity to meet the current and projected needs of our business.

The following table lists our U.S. leased properties, including the inside square footage of those properties.

City, State	Size
(square feet)
Albany, Georgia	280,000
Fort Worth, Texas	46,204
McClellan, California	18,837
Falls Church, Virginia	15,976
Irving, Texas	13,957
Hampton, Virginia	3,437
Fredericksburg, Virginia	2,600
Huntsville, Alabama	1,200
Killeen, Texas	1,000

None of our foreign leased properties exceed 162,000 square feet. On August 23, 2005, we entered into a new lease in Fort Worth, Texas for office space that will commence in March 2007. This facility has approximately 110,000 square feet.

Legal Proceedings

On September 11, 2001, a class action lawsuit seeking $100 million on behalf of approximately 10,000 citizens of Ecuador was filed against us and several of our former affiliates in the U.S. District Court for the District of Columbia. The action alleges personal injury, property damage and wrongful death as a consequence of the spraying of narcotic plant crops along the Colombian border adjacent to Ecuador. The spraying operations are conducted under our contract with the Department of State in cooperation with the Colombian government. No spraying operations are conducted in Ecuador, although the complaint alleges that sprayed material has drifted across the border into Ecuador. All of our operations in Colombia are conducted in accordance with specific instructions from the Department of State using equipment and spray material provided by the U.S. government. The State Department has publicly stated that the spray material has been demonstrated to be non-toxic to human beings. The terms of the Department of State contract provide that the Department of State will indemnify us against all obligations and liabilities arising out of the contract subject to available funding. We also are entitled to indemnification by Computer Sciences Corporation in connection with this lawsuit, subject to certain limitations. Additionally, any damage award would have to be apportioned between the other defendants and DynCorp International. See “Risk Factors—Proceedings against us in domestic and foreign courts could result in legal costs and adversely affect our reputation and ability to compete for business” and “The 2005 Acquisition—Purchase Agreement—Indemnification.”

In an Iraqi court of first instance, three actions against DynCorp International were brought by Al-Katin, an Iraqi company, for approximately $50 million in rental fees and other payments allegedly owed by DynCorp International in connection with its lease of three hotels in Baghdad. It is not known when these cases were filed or served against DynCorp International; however, documents recently reviewed indicate that the court papers were translated from Arabic into English during the first week of February 2005. DynCorp International has no relationship with Al-Katin and is not in privity of contract with it. An adverse ruling in this case that results in a monetary judgment could have a material adverse effect on our operating performance.

On August 15, 2005, we were served with a complaint in a false claims act case that was initially filed under seal by a former employee against us in 2003. The former employee alleges that we double billed or otherwise mischarged the Government for costs incurred on the Air Wing Contract. The Government has not joined the action at this time pending the results of its independent investigation into the allegations contained in the complaint. In the event that a court decides against us in this lawsuit, we may incur substantial costs.

We are involved in various other claims and lawsuits from time to time, including employment, breach of contract and third-party liability claims and litigation. We do not believe that the ultimate resolution of any of these other actions will have a material adverse effect on our consolidated financial position, results of operations, liquidity or capital resources. In addition, our contracts with the U.S. government are subject to various legal and regulatory requirements and, from time to time, agencies of the U.S. government may investigate the conduct of our operations in accordance with these requirements. U.S. government investigations of us, whether related to our federal government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future U.S. government contracting.

MANAGEMENT

The following table sets forth certain information regarding the members of our parent’s board of directors, as of September 1, 2005. Our parent owns all of the membership interests of DynCorp International, and the sole member of the board of managers of DynCorp International is Robert B. McKeon. Mr. McKeon is the sole director of DIV Capital, our co-issuer of the notes. In addition, the table sets forth information regarding our executive officers. Each of the individuals has served as a member of the applicable board of managers or board of directors and/or as an officer, as the case may be, as of September 1, 2005. Each of the individuals set forth below has served in the respective positions since the dates indicated below in their biographical data or in the paragraph immediately following their biographical data.

Name	Age	Position
Robert B. McKeon	51	Chairman, sole member of the board of managers of DynCorp International, sole Director of DIV Capital and Chairman and Director of our parent
Stephen J. Cannon	51	President, Chief Executive Officer of DynCorp International and DIV Capital and President, Chief Executive Officer and Director of our parent
Jay K. Gorman	47	Executive Vice President and Chief Operating Officer
Michael J. Thorne	48	Senior Vice President and Chief Financial Officer of DynCorp International and DIV Capital
Robert B. Rosenkranz	66	President, International Technical Services
Natale S. DiGesualdo	65	President, Field Technical Services
Thomas J. Campbell	46	Director of our parent
General Richard E. Hawley (USAF Ret.)	63	Director of our parent
General Barry R. McCaffrey (USA Ret.)	62	Director of our parent
Ramzi M. Musallam	37	Director of our parent
Admiral Joseph W. Prueher (USN Ret.)	62	Director of our parent
Admiral Leighton W. Smith, Jr. (USN. Ret.)	66	Director of our parent
William G. Tobin	67	Director of our parent
General Anthony C. Zinni (USMC Ret.)	62	Director of our parent

DynCorp International is a direct wholly owned subsidiary of our parent, and DIV Capital Corporation is a direct wholly owned subsidiary of DynCorp International.

Robert B. McKeon is the Chairman of our parent’s board of directors, the sole member of our board of managers and the sole director of DIV Capital. Mr. McKeon is a member of our parent’s compensation committee, corporate governance and nominating committee and executive committee. Mr. McKeon is the President of Veritas Capital, a New York-based equity investment firm he founded in 1992. Mr. McKeon is on the Board of Trustees of Fordham University, is a member of the Council on Foreign Relations and is a member of the boards of directors of several private companies. Mr. McKeon holds a Bachelor’s degree from Fordham University and a Master’s degree in business administration from Harvard Business School.

Stephen J. Cannon is our President and Chief Executive Officer and is the President and Chief Executive Officer of our parent and DIV Capital and a member of our parent’s board of directors. Before assuming the role of President of DynCorp International in 2001, Mr. Cannon served as Senior Vice President of DynCorp Technical Services. He was responsible for operational and financial management, business development and strategic planning. He has also held management positions for DynCorp’s Aerospace Operations Division, which subsequently became DynCorp Technical Services, Inc. Mr. Cannon holds Bachelor’s and Master’s degrees from Virginia Polytechnic Institute and State University. As of July 1, 2005, Mr. Cannon has been employed by DynCorp International and our predecessors for 23 years commencing February 1982.

Jay K. Gorman is our Chief Operating Officer. Before assuming his current position, Mr. Gorman served as Vice President of International Operations, and as Senior Vice President of DynCorp Technical Services and prior to that as Vice President of Middle East/Africa Operations within DynCorp Technical Services. He was responsible for operational and financial management, business development and strategic planning for operations in Saudi Arabia, Oman, Kuwait, Bahrain, Jordan and the UAE. He has held management positions for DynCorp’s Aerospace Operations Division, which subsequently became DynCorp Technical Services. Mr. Gorman holds a bachelor’s degree from Central State University in Oklahoma. As of July 1, 2005, Mr. Gorman has been employed by DynCorp International and our predecessors for 11 years commencing January 1994

Michael J. Thorne is our Senior Vice President and Chief Financial Officer. Before assuming this position, he was vice president of contracts for DynCorp International and a director for joint ventures in the UK (Dyn-Hibernia), Saudi Arabia (Dyn-Al Rushaid) and Puerto Rico (DynPuertoRico). Mr. Thorne’s other responsibilities within DynCorp International included financial forecasts, forward pricing rates, incurred cost submissions, disclosure statements, and program/contract pricing. He joined DynCorp International in 2001 after spending 22 years with Lockheed Martin in various key financial positions. His background includes roles at both the manufacturing and service divisions of Lockheed. In 1978, Mr. Thorne graduated from the University of Georgia with a BBA degree in Finance, and subsequently earned his MBA in Finance in 1979. As of July 1, 2005, Mr. Thorne has been employed by DynCorp International and our predecessors for four years commencing July 2001.

Robert B. Rosenkranz is our President of International Technical Services. He is responsible for managing the International Technical Services Division, including law enforcement services, counter-narcotics support, contingency and logistic support services, facility operations, infrastructure development and security services. He graduated from the United States Military Academy and retired from the US Army as a major general. He served as Senior Vice President for range and logistics services of DynCorp International’s predecessor from 1995 to 2001; as Vice President and later General Manager of a Beamhit from 2001 to 2004, and as a Vice President of business development for KEI Pearson, Inc. from January to August 2005. Mr. Rosenkranz joined DynCorp International in his current capacity on August 29, 2005.

Natale S. DiGesualdo is our President of Field Technical Services. He is responsible for managing and directing the operations and financial management for more than 5,000 employees worldwide. Mr. DiGesualdo has more than 45 years of experience applicable to aviation maintenance and maintenance management, of which more than 40 are with DynCorp International’s Contract Field Teams operations. He has served in various positions, ranging from Avionics Technician to Supervisor, rising to his current position as President, Field Technical Services. Mr. DiGesualdo attended Wichita State University, under the continuing education program, toward a bachelor’s degree in Business Administration. As of July 1, 2005, Mr. DiGesualdo has been employed by DynCorp International and our predecessors for 43 years commencing September 1961.

Thomas J. Campbell is a member of our parent’s board of directors and a member of our parent’s compensation committee, corporate governance and nominating committee and executive committee. Mr. Campbell is a partner at Veritas Capital, which he has been associated with since 1992. He is also a member of the boards of directors of several private companies. Mr. Campbell holds a Bachelor’s degree in Accounting and Finance from Lehigh University.

General Richard E. Hawley (USAF Ret.) is a member of our parent’s board of directors. Since 1999, Gen. Hawley has been an independent consultant to the U.S. government and various aerospace companies. Gen. Hawley retired in July 1999 after a 35-year career in the U.S. Air Force where he served as Commander, Air Combat Command from 1996 to 1999 and as Commander, Allied Air Forces Central Europe and Commander, U.S. Air Forces Europe from 1995 to 1996. Gen. Hawley holds a Bachelor’s degree from the U.S. Air Force Academy and a Master’s degree in Economics from Georgetown University.

General Barry R. McCaffrey (USA Ret.) is a member of our parent’s board of directors. Gen. McCaffrey was Director, White House Office of National Drug Control Policy from February 1996 to January 2001, serving as a member of the President’s Cabinet and the National Security Council. During his service career, he served overseas for 13 years, including service as Commander-in-Chief, U.S. Southern Command from 1994 to 1996. Gen. McCaffrey holds a Bachelor’s degree in General Engineering from the U.S. Military Academy and holds a Master’s degree in Civil Government from American University. Gen. McCaffrey is president of a private consulting firm. He is also a member of the boards of several private companies.

Ramzi M. Musallam is a member of our parent’s board of directors and a member of our parent’s compensation committee, corporate governance and nominating committee and executive committee. Mr. Musallam is a partner at Veritas Capital, with which he has been associated with since 1997. He is also a member of the boards of directors of several private companies. Mr. Musallam holds a Bachelor’s degree from Colgate University with a double major in Economics and Mathematics and a Master’s degree in Business Administration from the University of Chicago Graduate School of Business.

Admiral Joseph W. Prueher (USN Ret.) is a member of our parent’s board of directors. Admiral Prueher served as U.S. Ambassador to the People’s Republic of China from November 1999 to May 2001. His diplomatic post followed a 35-year career in the U.S. Navy, where he served as Commander-in-Chief, U.S. Pacific Command from January 1996 to February 1999. From 1989 through 1995, Admiral Prueher served as Commandant of Midshipmen at the U.S. Naval Academy at Annapolis, Commander of Carrier Battle Group ONE based in San Diego Commander of the U.S. Mediterranean Sixth Fleet and of NATO Striking Forces and as Vice Chief of Naval Operations in the Pentagon. Admiral Prueher holds a bachelor’s degree in Naval Science from the U.S. Naval Academy and a master’s degree in International Relations from George Washington University. He is a member of the board of directors of Fluor Corporation, Merrill Lynch & Co, Inc., New York Life Insurance Company, and Emerson Electric Co.

Admiral Leighton W. Smith, Jr. (USN. Ret.) is a member of our parent’s board of directors. Admiral Smith was appointed to the four star rank in April 1994, became Commander-in-Chief, Allied Forces Southern Europe and concurrently assumed the command of the NATO-led Implementation Force in Bosnia in December 1995. Admiral Smith retired from the U.S. Navy after 34 years of service in October 1996. Admiral Smith serves as a Senior Fellow at the Center for Naval Analysis and Admiral Smith is a member of the boards of directors of, and CAE USA Inc., and has been a member of the board of directors of Vanguard Airlines, Inc., an aviation company, since August 1998.

William G. Tobin is a member of our parent’s board of directors. Mr. Tobin has been a Managing Director and Chairman of the Defense & Aerospace practice of Korn/Ferry International since September 1986. From 1961 to 1981, Mr. Tobin was a professional military officer serving in a variety of command and staff positions worldwide. Mr. Tobin holds a Bachelor’s degree in Engineering from the U.S. Military Academy and advanced degrees from both George Washington University and Long Island University.

General Anthony C. Zinni (USMC Ret.) is a member of our parent’s board of directors. Gen. Zinni retired from the U.S. Marine Corps after 39 years of service in September 2000. During his military career, Gen. Zinni served as the Commanding General, the First Marine Expeditionary Force from 1994 to 1996, and as Commander-in-Chief, U.S. Central Command from 1997 to 2000. Gen. Zinni has participated in numerous humanitarian operations and presidential diplomatic missions. In November 2001, Gen. Zinni was appointed senior adviser and U.S. envoy to the Middle East by Secretary of State Colin Powell. Gen. Zinni holds a Bachelor’s degree in Economics from Villanova University and Master’s degrees in International Relations from Central Michigan University and in Management and Supervision from Salve Regina University.

Each of the directors on our parent’s board of directors and related committees have served in such capacity since February 2005. Each of the directors on our parent’s board of directors, other than Robert B. McKeon, Stephen J. Cannon, Thomas J. Campbell and Ramzi M. Musallam, are independent. Currently our parent’s board of directors has ten directors. Veritas Capital is the beneficial owner of a majority of our parent’s common stock and will be able to unilaterally remove directors. Our executive officers serve at the discretion of our parent’s board.

Board Committees

The standing committees of our parent’s board of directors consist of a compensation committee, a corporate governance and nominating committee and an executive committee. In addition, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee. Currently all of the members of our parents board of directors serve in the capacity of an audit committee.

Compensation Committee. The compensation committee is primarily concerned with administering programs and policies regarding the compensation of executive officers and employee benefit plans. The committee is responsible for determining compensation of our executive officers and other employees and overseeing the administration of all employee benefit plans and programs. Our compensation committee is comprised of Messrs. McKeon (Chairman), Campbell and Musallam.

Corporate Governance and Nominating Committee. The corporate governance and nominating committee is primarily concerned with identifying individuals qualified to become members of our parent’s board of directors, selecting the director nominees for the next annual meeting of the stockholders and review of our corporate governance policies. The committee is responsible for reviewing director compensation and benefits, overseeing the annual self-evaluations of our parent’s board of directors and making recommendations to the board concerning the structure and membership of the other board committees. Our corporate governance and nominating committee is comprised of Messrs. McKeon (Chairman), Campbell and Musallam.

Executive Committee. The executive committee is responsible for reviewing major operating, contractual and expenditure issues. Our executive committee is comprised of Messrs. McKeon, Campbell and Musallam.

Compensation of Directors

The six outside directors of our parent, Generals Hawley, McCaffrey, and Zinni, Admirals Prueher and Smith and Mr. Tobin are paid $35,000 annually, an additional fee of $2,000 for the attendance of each regular quarterly board meeting, and an additional fee of $6,250 for each meeting other than regular quarterly meetings. It is contemplated that our directors will also be granted Class B interests in DIV Holding LLC, our indirect parent. See “—Management Incentives.” We do not maintain a medical, dental, or retirement benefits plan for these directors. The remaining directors are employed either by us or by Veritas Capital and will not be separately compensated for their services as directors although they are reimbursed for expenses incurred in connection with attending board and committee meetings.

Compensation Committee Interlocks and Insider Participation

Other than Mr. Stephen J. Cannon who is our executive officer and serves on our parent’s board of directors, there are no compensation committee interlocks (i.e., no executive officer of either issuer or our parent serves as a member of the board or the compensation committee of another entity which has an executive officer serving on the board of either issuer or our parent or on the compensation committee of such entity).

Summary Compensation Table

The following table summarizes compensation awarded or paid during 2004, 2003 and 2002 to our President and Chief Executive Officer and our four other most highly compensated executive officers. Compensation amounts reflect compensation paid while the individuals listed below were employed while our operating company was a subsidiary of Computer Sciences Corporation. The compensation amounts referred to below do not reflect participation in any Computer Sciences Corporation or DynCorp stock based incentive plan. DIV Capital, an issuer of the notes, is a direct, wholly owned subsidiary of DynCorp International with nominal assets which conducts no business or operations. Robert B. McKeon is the chief executive officer of DIV Capital and its sole director.

Annual Compensation

Name and Principal Position	Year(1)	Salary	Bonus	Other Annual Compensation(2)

Stephen J. Cannon President and Chief Executive Officer	2004 2003 2002	$361,072 335,906 291,942	$334,496 149,800 160,000	$420 10,924 10,924

Jay K. Gorman. Executive Vice President and Chief Operating Officer	2004 2003 2002	$237,900 203,766 185,772	$159,296 70,300 91,796	$397 10,319 10,319

Michael J. Thorne Senior Vice President and Chief Financial Officer	2004 2003 2002	$165,775 131,427 123,199	$75,600 46,200 11,700	$0 0 0

Charles C. Cannon Senior Vice President, Special Programs	2004 2003 2002	$197,036 157,269 144,079	$102,981 55,800 5,000	$453 11,785 1,179

Natale S. DiGesualdo President, Field Technical Services	2004 2003 2002	$188,808 182,799 158,510	$100,807 57,000 50,400	$337 8,756 8,756

(1)	Consists of salary and bonus amount paid during the applicable calendar year period.
(2)	Includes payment of certain insurance premiums.

Employment Agreements and Special Retention Plan

We do not have employment agreements with any of our named executive officers. In connection with the Transactions, we adopted the DynCorp International LLC Special Retention Plan, under which fifteen key management employees became eligible to receive an incentive payment payable thirty days following the six-month anniversary of the consummation of the 2005 Acquisition transactions, provided they remained continuously employed by us, any subsidiary, division or affiliated unit divested by DynCorp in the 2005 Acquisition transactions until six months following the closing of such transactions. Nine of the eligible employees received fixed payments aggregating $525,000. Amounts for the remaining six eligible employees were based on a percentage of the purchase price over $400 million. The total value of the payment to these six employees was $3.375 million. The retention payments paid to Stephen Cannon, Jay Gorman, James Wickham, George Fleischmann, Michael Thorne and Natale DiGesualdo on August 12, 2005 were determined based on the formula discussed above and the payments were $900,000, $675,000, $450,000, $450,000, $450,000 and $450,000, respectively. Mr. Charles Cannon received $75,000.

Management Incentives

DIV Holding LLC Class B Interests. It is contemplated that Stephen J. Cannon, our chief executive officer and certain other members of management, including Jay K. Gorman, Michael J. Thorne, Charles C. Cannon, and Natale S. DiGesualdo and all of our outside directors comprised of General Richard E. Hawley, General Barry R. McCaffrey, Admiral Joseph W. Prueher, Admiral Leighton W. Smith Jr., William G. Tobin and General Anthony C. Zinni will participate in our profits through a plan that grants them Class B interests in DIV Holding LLC, our indirect parent, which owns all of the common stock of our parent. The individual grants to the foregoing individuals have yet to be determined. We are unable to quantify the aggregate dollar value of the grants that will be made under this plan. The holders of Class B interests will have no voting rights. Pursuant to the terms of the operating agreement governing DIV Holding LLC, the holders of Class B interests will be entitled to receive up to 7.5%, in the aggregate, of all distributions made by DIV Holding LLC after the holders of the Class A interests in DIV Holding LLC have received a return of their invested capital, provided that the holders of the Class A interests have received an 8% per annum internal rate of return (compounded annually) on their invested capital. The Class B interests will be subject to a five-year vesting schedule with any unvested interests reverting to the holders of Class A interests in the event they are forfeited or repurchased.

Incentive Compensation Plans. We intend to adopt an executive incentive plan and a management incentive plan, in which certain officers and other key employees will be selected to participate. The plans will provide for cash awards to be paid from a budgeted bonus pool for each plan year based on the achievement of financial and non-financial objectives established at the beginning of the year. Award amounts will be based on a percentage of base salary ranging from 20% to 100% under the executive incentive plan and from 10% to 40% under the management incentive plan. To receive an award, an individual must be employed by us on the date the award is paid, except that if an individual’s employment has previously terminated due to the individual’s retirement, death or disability, the individual will receive a prorated portion of the award. Awards under the plans will be paid following the close of the plan year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

We are a direct wholly owned subsidiary of our parent and an indirect subsidiary of DIV Holding LLC, a Delaware limited liability company. DIV Holding LLC owns all of the common stock of our parent. Computer Sciences Corporation and The Northwestern Mutual Life Insurance Company own the preferred stock of our parent. Computer Sciences Corporation owns preferred stock having a stated value of $75.0 million, and The Northwestern Mutual Life Insurance Company owns preferred stock having a stated value of $50.0 million. See “The 2005 Acquisition” for more information on our preferred stock.

The following table sets forth information with respect to the beneficial ownership of DIV Holding LLC’s membership interests as of July 1, 2005 by:

•	each person who is known by us to beneficially own 5% or more of DIV Holding LLC’s outstanding equity;

•	each member of our parent’s board of directors;

•	each of our executive officers named in the table under “Management—Summary Compensation Table”; and

•	all members of our parent’s board of directors and our executive officers as a group.

To our knowledge, each of the holders of membership interests in DIV Holding LLC listed below has sole voting and investment power as to the membership interests owned unless otherwise noted.

The following table does not include equity that may be issued after the consummation of the offering to members of our management. See “Management—Management Incentives—DIV Holding LLC Class B Interests.”

Name of Beneficial Owner(1)	Percent of Class A Interests(2)
Veritas Capital Management II, L.L.C.(3)	100.0%
Robert B. McKeon(4)	100.0%
Stephen J. Cannon	—
Jay K. Gorman	—
Michael Thorne	—
Charles C. Cannon	—
Natale S. DiGesualdo	—
Thomas J. Campbell	—
General Richard E. Hawley (USAF Ret.)	—
General Barry R. McCaffrey (USA Ret.)	—
Ramzi M. Musallam	—
Admiral Joseph W. Prueher (USN Ret.)	—
Admiral Leighton W. Smith, Jr. (USN. Ret.)	—
William G. Tobin	—
General Anthony C. Zinni (USMC Ret.)	—
All Executive Officers and Directors As A Group (14 Persons)(5)	100.0%

(1)	Except as otherwise indicated, the address for each of the named security owners is 8445 Freeport Parkway, Suite 400, Irving, Texas, 75063. The address for Messrs. McKeon, Campbell and Musallam is c/o Veritas Capital, and the address for Veritas Capital is 660 Madison Avenue, New York, New York, 10021.
(2)	Beneficial ownership is determined in accordance with the rules of the SEC.
(3)

Veritas Capital Management II, L.L.C.’s interest in our parent is held indirectly through DIV Holding LLC. The Veritas Capital Fund II, L.P., a Delaware limited partnership of which Veritas Capital Management II,

L.L.C. is the general partner, is the manager of DIV Holding LLC. The Veritas Capital Fund II, L.P. and its affiliates own 86% of the Class A membership interests of DIV Holding LLC and Carlisle Ventures, Inc. owns 14% of the Class A membership interests (an affiliate of The Northwestern Mutual Life Insurance Company). Through the provisions of the limited liability company agreement governing DIV Holding LLC, The Veritas Capital Fund II, L.P. controls the vote of all of the membership interests of DIV Holding LLC.

(4)	Robert B. McKeon, Chairman of our parent’s board of directors, is the managing member of Veritas Capital Management II, L.L.C., and as such may be deemed a beneficial owner of the membership interests owned by Veritas Capital Management II, L.L.C. or voted under the direction of Veritas Capital Management II, L.L.C. Mr. McKeon disclaims this beneficial ownership, except to the extent of his pecuniary interest in The Veritas Capital Fund II, L.P. and DIV Holding LLC.
(5)	Includes 100% of the Class A interests held by The Veritas Capital Fund II, L.P., its affiliates and Carlisle Ventures, Inc., beneficial ownership of which may be deemed to be shared by Mr. McKeon, as the managing member of Veritas Capital Management II, L.L.C. See footnote 4 above. Mr. McKeon disclaims this beneficial ownership, except to the extent of his pecuniary interest in The Veritas Capital Fund II, L.P. and DIV Holding LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Fee

We pay Veritas an annual management fee of $300,000 to provide us with general business management, financial, strategic and consulting services. We also paid to Veritas a one-time transaction fee of $12.0 million at the closing of the 2005 Acquisition, as consideration for its assistance in connection with planning, structuring and consummating the 2005 Acquisition.

We believe that the terms of the management fees are comparable to the fees we would have been charged by third parties performing similar services, under similar circumstances.

Transition Services Agreement

Following the Computer Sciences Corporation Acquisition, support for the business applications and communications technology of our business was provided by a combination of DynCorp’s and DynCorp International’s dedicated resources and centralized Computer Sciences Corporation administrative and information technology resources. We entered into a transition services agreement with Computer Sciences Corporation upon the closing of the 2005 Acquisition, which covers support services for certain operating areas, including information technology, business systems, financial operations, payroll/HR and employee benefits. In addition, Computer Sciences Corporation performs certain employee benefits advising and consulting services on an hourly basis as we require them. Pursuant to the agreement CSC continues to perform personnel accounting and communication services. We provide all other services not extended under this agreement without any support from Computer Services Corporation. The total cost of transition services during fiscal 2005 and the three months ended July 1, 2005, were $355,000 and $644,000 respectively.

Purchase Agreement

For a discussion regarding the terms of the purchase agreement between us and Computer Sciences Corporation (including ongoing indemnification obligations), see “The 2005 Acquisition.”

Preferred Stock of DynCorp International Inc.

In connection with the 2005 Acquisition, in addition to $775.0 million of cash proceeds, Computer Sciences Corporation exchanged $75.0 million of the purchase price for preferred equity stock in our parent, with the amount of the preferred stock of Computer Sciences Corporation subject to increase or decrease based upon an increase or decrease in the net working capital of DynCorp International at the closing of the 2005 Acquisition as compared to April 2, 2004. We negotiated the amount of the working capital adjustment with Computer Sciences Corporation and entered into a settlement agreement with Computer Sciences Corporation on October 27, 2005. Pursuant to the settlement agreement, Computer Sciences Corporation will receive an additional 65,550 shares of our parent’s preferred stock valued at $65.55 million. In addition Northwestern Mutual Life Insurance Company made a preferred stock investment of $50.0 million.

Ranking. The preferred stock ranks senior to all other equity securities of our parent as to dividend rights or upon liquidation.

Dividends. Dividends accrue on the preferred stock (during each annual period) at a rate per annum equal to 13% on the liquidation preference of the preferred stock.

Mandatory Redemption. The preferred stock is subject to mandatory redemption 10 years from the date of issue.

Change of Control Redemption. The preferred stock shall be subject to a mandatory redemption upon the occurrence of a change of control of our parent at a redemption price equal to par value plus accrued dividends plus a premium, if applicable. The terms of the preferred stock define “change of control” as:

•	The direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets taken as a whole to any “person” other than to Veritas or any affiliate of Veritas;

•	The adoption of a plan relating to our liquidation or dissolution;

•	The consummation of any transaction (including, without limitation, any merger or consolidation), that result in a third party other than Veritas or any of its affiliates becoming the beneficial owner, directly or indirectly of more than 50% of our voting stock;

•	After an initial public offering of our common stock or the common stock or any of our direct or indirect parent, the first day on which a majority of the members of our board of directors are not Continuing Directors which, generally means, as of any date of determination, any member of our parent’s board of directors who was a member of our parent’s board of directors on the date of the indenture; or was nominated for election or elected to our parent’s board of directors with the approval of a majority of the continuing directors who were members of our parent’s board of directors at the time of such nomination or election; or

•	The first day on which we cease to own 100% of the outstanding equity interests of DIV Capital.

Optional Redemption. The preferred stock shall be subject to redemption at any time, in whole or in part, at the option of our parent at a redemption price equal to par value plus accrued dividends plus a premium, if applicable.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of our parent, then the holders of the preferred stock shall be entitled to receive, prior and in preference to all other equity securities of our parent, an amount equal to the cost per share of the preferred stock on the date of issue plus any accrued and unpaid dividends thereon computed to the date payment thereof is made.

Covenants. There are customary affirmative and negative covenants in favor of the holders of the preferred stock, including the following, in each case, subject to certain stated exceptions:

(a) Neither us nor our parent shall:

•	incur or otherwise become subject to any indebtedness if such indebtedness would be in excess of total indebtedness under a maximum debt incurrence test which limits our indebtedness to 7.5 times EBIDTA or $880 million as of July 1, 2005;

•	make any restricted payments except as subject to a restricted payments test to be determined;

•	consummate any merger or asset sale;

•	redeem or repurchase junior securities other than limited purchases from directors, officers and employees; or

•	make any dividend payments on capital stock junior to the preferred stock.

(b) Veritas Capital shall not sell any of our capital stock held by it so long as shares of preferred stock remain outstanding.

(c) The holders of preferred stock will have rights to (i) receive quarterly and annual financial information, including budget information, and (ii) examine our books and records.

A “Restricted Payment ” generally means, subject to certain limited exceptions set forth in the certificates of designation governing the preferred stock; (a) the declaration or payment of any dividends; (b) the purchase, redemption or other acquisition or retirement for value of any junior securities, which generally are all classes of common stock and any other class of capital stock or series of preferred stock established after the issuance date to which the preferred stock is senior; (c) any payment on, or the purchase, redemption, defeasance or other acquisition or retirement for value of any junior securities; or (d) restricted investments, which are investments other than permitted investments described in the preferred stock instruments, which investments include investments in us, our parent or a subsidiary, certain investments acquired by us, our parent or a subsidiary, receivables owing, prepaid expenses and deposits, if created, acquired or entered into in the ordinary course of business.

The amount of all restricted payments (other than cash) will be the fair market value (as defined in the preferred stock certificates of designation) on the date of the restricted payment of the asset(s) or securities proposed to be transferred or issued by either our company or our parent, as the case may be, pursuant to the restricted payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the board of directors whose resolution with respect thereto will be delivered to each holder of Series A-1 or A-2 Preferred Stock. The board of director’s determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value of any restricted payment or series of related restricted payments exceeds $15,000,000.

Covenant Defaults. In the event of a covenant default, the dividend rate shall increase by 2% during the continuance of such default.

Special Retention Plan

In connection with the Transactions, we adopted the DynCorp International LLC Special Retention Plan, under which fifteen key management employees became eligible to receive an incentive payment payable thirty days following the six-month anniversary of the consummation of the 2005 Acquisition transactions, provided they remained continuously employed by us, any subsidiary, division or affiliated unit divested by DynCorp in the 2005 Acquisition transactions until six months following the closing of such transactions. Nine of the eligible employees received fixed payments aggregating $525,000. Amounts for the remaining six eligible employees were based on a percentage of the purchase price over $400 million. The total value of the payment to these six employees was $3.375 million. The retention payments paid to Stephen Cannon, Jay Gorman, James Wickham, George Fleischmann, Michael Thorne and Natale DiGesualdo on August 12, 2005 were determined based on the formula discussed above and the payments were $900,000, $675,000, $450,000, $450,000, $450,000 and $450,000, respectively. Mr. Charles Cannon received $75,000.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Secured Credit Facility

On February 11, 2005 we entered into a $420.0 million senior secured credit facility with various lenders, Goldman Sachs Credit Partners L.P. and Bear, Stearns & Co. Inc. DynCorp International is a guarantor of this facility. The following is a summary of the material terms contained in the senior secured credit facility. It does not include all of the provisions of our senior secured credit facility, copies of which have been filed as exhibits to our registration statement.

Structure. The senior secured credit facility consists of:

•	a senior secured term loan, or Term Facility, of up to $345.0 million, and

•	a senior secured revolving credit facility, or Revolving Facility, of up to $75.0 million.

The full amount of the Term Facility was drawn in a single drawing at the closing to fund the 2005 Acquisition and pay related fees and expenses. See “The 2005 Acquisition.” Subject to customary conditions, including the absence of defaults under the senior secured credit facility, amounts available under the Revolving Facility may be borrowed, repaid and reborrowed after the closing, as applicable, including in the form of letters of credit and swing line loans, until the maturity date thereof. The Revolving Facility may be utilized to fund our working capital and for other general corporate purposes. The availability under our revolving credit facility is reduced by our outstanding letters of credit, which, as of July 1, 2005, were $5.1 million.

Maturity, Amortization and Prepayment. The Term Facility has a maturity of six years and amortizes in 20 consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Facility during the first five years thereof, with the balance payable in four equal quarterly installments in year six. Unless terminated earlier, the Revolving Facility has a maturity of five years.

The senior secured credit facility is subject to mandatory prepayment with, in general, (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (iii) 50% of the net cash proceeds of equity offerings (declining to 25%, if a leverage ratio is met); (iv) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the senior secured credit facility); and (v) 75% of our excess cash flow, as defined in the senior secured credit facility (declining to 50%, if a leverage ratio is met). Any such prepayment is applied first to the Term Facility and thereafter to the Revolving Facility. Prior to the consummation of this offering, we intend to obtain a waiver from our lenders with respect to the mandatory prepayment requirement referred to in clause (iii) above.

Interest and Fees. The loans under the Term Facility bear interest, at our option, at a rate per annum equal to either: (1) the base rate plus an applicable margin, or (2) the Eurodollar rate plus an applicable margin. The applicable margin is initially 1.75% for base rate term loans and 2.75% for Eurodollar rate term loans. If the senior secured credit facility receives a rating of B1 or better from Moody’s Investors Service, Inc., we are entitled to a reduction of 0.25% in the interest rate on the term loan beginning in the second year of the senior secured credit facility. As of October 26, 2005, Moody’s Investors Services Inc. had not assigned such a rating.

The base rate is a rate per annum equal to the greater of (i) the rate quoted as the “prime rate” in The Wall Street Journal (which is currently defined as the base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks) and (ii) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published by the Federal Reserve Bank of New York plus 1/2 of 1%. The Eurodollar rate is the rate per annum equal to the average British Bankers Association Interest Settlement Rate for deposits, for the relevant interest period, adjusted for regulatory reserves.

Amounts outstanding under our Revolving Facility initially bear interest, at our option, at a rate per annum equal to either: (1) the base rate plus an applicable margin, or (2) the Eurodollar rate plus an applicable margin. Until the date on which we deliver financial statements for the first full fiscal quarter following the closing date of the senior secured credit facility, the applicable margin is 2.50% for revolving Eurodollar loans and 1.50% for revolving base rate loans.

Beginning on the date on which we deliver financial statements for the first full fiscal quarter following the closing date of the senior secured credit facility, the applicable margin for Revolving Facility is based on our leverage ratio as set forth in the following table:

Leverage Ratio	Applicable Margin For Base Rate Revolving Loans	Applicable Margin For Eurodollar Revolving Loans
>5.00:1.00	1.50%	2.00%
≤5.00:1.00	1.25%	2.25%
>4.00:1.00
≤4.00:1.00	1.00%	2.00%

The interest rates under the senior secured credit facilities bear interest at the rate determined by reference to the base rate (including the applicable margin) plus an additional 2% per annum during the continuance of an event of default.

Guarantees and Security. The senior secured credit facility is guaranteed by our parent and each of our existing and future direct and indirect subsidiaries, other than any foreign subsidiaries. Subject to certain customary exceptions, we and each of the guarantors granted to the senior lenders a first priority security interest in and lien on substantially all of our respective present and future property and assets to secure all of the obligations under the senior secured credit facility and any interest rate swap or similar agreements with a lender (or an affiliate of a lender) under the senior secured credit facility.

Fees. Certain customary fees are payable to the lenders and the agents under the senior secured credit facility, including, without limitation, letter of credit fees and issuer fronting fees. In addition, a commitment fee equal to 0.5% per annum times the daily average undrawn portion of the Revolving Facility shall accrue and is payable quarterly in arrears.

Covenants. The senior secured credit facility contains various covenants, customary for similar credit facilities, that limit our ability and that of our parent and their respective subsidiaries, which we refer to as the “credit parties,” and individually as a “credit party”. These covenants include but are not limited to covenants pertaining to the following:

Limitation on Incurrence of Indebtedness. The senior secured credit facility prohibits the credit parties and their subsidiaries from incurring additional indebtedness and from guaranteeing obligations other than certain indebtedness and guarantees customary for similar credit facilities which include the following:

(a) indebtedness of our subsidiaries that are guarantors of the senior secured credit facility to us or to another subsidiary that is a guarantor of the senior secured credit facility or of us to a subsidiary that is a guarantor of the senior secured credit facility;

(b) indebtedness of any subsidiary that is not a guarantor of the senior secured credit facility to us or any of our subsidiaries in an aggregate principal amount that, together with the guarantees described in clause (e) below, does not exceed $7,500,000 at any time;

(c) our indebtedness and indebtedness incurred by our subsidiaries that are guarantors of the senior secured credit facility to any of our subsidiaries that are not a guarantors of the senior secured credit facility;

(d) the New Notes;

(e) guaranties by us of indebtedness of our subsidiaries and guaranties by our subsidiaries of our indebtedness and indebtedness of our subsidiaries with respect to, in each case, indebtedness otherwise permitted by the senior secured credit facility provided, that the aggregate amount of indebtedness of our subsidiaries that are not guarantors of the senior secured credit facility which may be guaranteed by us and by our subsidiaries that are guarantors of the senior secured credit facility, together with indebtedness under clause (b) above, may not exceed $7,500,000 at any time;

(f) indebtedness existing on the closing date of the senior secured credit facility which was not refinanced on the closing date;

(g) indebtedness with respect to capital leases and purchase money indebtedness in an aggregate amount not to exceed at any time $10,000,000; provided, any such indebtedness (i) may be secured only by the asset acquired in connection with the incurrence of such indebtedness, and (ii) must constitute not less than 95% of the aggregate consideration paid with respect to such asset;

(h) indebtedness in an amount not to exceed $10,000,000 in the aggregate at any time outstanding (i) consisting of subordinated indebtedness issued to a seller in connection with an acquisition permitted under the senior secured credit facility or (ii) incurred or assumed by us and our Subsidiaries as a result of an acquisition permitted under the senior secured credit facility (A) that is unsecured or secured only by collateral consisting of property, plant and equipment of the acquired business or entity that was provided by such business or entity prior to the consummation of any such acquisition and (B) that was not incurred in anticipation of any such acquisition;

(i) other unsecured indebtedness of our parents and its Subsidiaries, which is subordinated to the obligations under the senior secured credit facility in an aggregate amount not to exceed at any time $15,000,000; and

(j) indebtedness incurred by our foreign subsidiaries in an aggregate principal amount not exceeding $5,000,000 at any time.

Liens and Related Matters. The senior secured credit facility prohibits us and our subsidiaries from directly or indirectly, creating, incurring, assuming or permitting to exist any lien on or with respect to any property or asset of any kind of our parent and its subsidiaries, or any income or profits therefrom, except for certain liens that are customary for similar credit facilities which include the following:

(a) liens in favor of the collateral agent under the senior secured credit facility for the benefit of the secured parties which were granted pursuant to the senior secured credit facility;

(b) liens for taxes that are not yet required to be paid pursuant to the senior secured credit facility;

(c) liens solely on any cash earnest money deposits made by our parent or any of its subsidiaries in connection with any letter of intent or purchase agreement for a permitted acquisition;

(d) liens securing indebtedness in respect of capital leases permitted by the senior secured credit facility; provided, any such lien shall encumber only the asset acquired, constructed or improved with the proceeds of such indebtedness and substitutions and replacements thereof and accessions and attachments thereto, and extensions, renewals and replacements of such liens; provided, that any extension, renewal or replacement may be no more restrictive in any material respect than the liens so extended, renewed or replaced and does not extend to any additional property or assets;

(e) liens in favor of a credit party;

(f) liens on property, plant and equipment of an entity existing at the time such entity is merged with or into or consolidated with our parent or its subsidiaries; provided, that such liens were in existence prior to and were not incurred in connection with or in contemplation of such merger or consolidation and do not extend to any assets other than those of the entity merged into or consolidated with our parent or our subsidiaries and (ii) extensions, renewals and replacements of any liens set forth in clause (i) of this subsection (f); provided, that any such extension, renewal or replacement is no more restrictive in any material respect than the lien so extended, renewed or replaced and does not extend to any additional property or assets; and

(g) (i) liens on property, plant and equipment existing at the time they were acquired by our parent or any subsidiary of our parent, provided, that the liens were in existence prior to the acquisition and were not incurred in contemplation of the acquisition and (ii) extensions, renewals and replacements of any liens set forth in clause (i) of this subsection (g); provided, that any the extension, renewal or replacement is no more restrictive in any material respect than the lien so extended, renewed or replaced and does not extend to any additional property or assets.

Equitable Lien. If our parent or any of its subsidiaries creates or assumes any lien upon any of its properties or assets, other than the permitted liens described above, it must make or cause to be made effective provisions whereby the obligations under the senior secured credit facilities will be secured by such lien equally and ratably with any and all other indebtedness secured thereby as long as any such indebtedness shall be so secured.

No Further Negative Pledges. Except with respect to (a) specific property encumbered to secure payment of particular indebtedness or to be sold pursuant to an executed agreement with respect to a permitted sale or other disposition of assets or property, (b) the documents related to the New Notes, and (c) restrictions by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses and similar agreements entered into in the ordinary course of business, the credit parties and their subsidiaries may not enter into any agreement prohibiting the creation or assumption of any lien upon any of their properties or assets.

Restricted Junior Payments. Our parent and its subsidiaries and affiliates may not directly or indirectly, declare, order, pay, make or set apart, or agree to declare, order, pay, make or set apart, (i) any dividend or other distribution, direct or indirect, on account of any shares of any class of stock of us or our parent, except dividends payable solely in shares of that class of stock to the holders of that class of stock; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of stock of us or our parent; (iii) any payment to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of stock of us or our parent now or hereafter outstanding; or (iv) any payment or prepayment of principal of, premium, or interest on, or redemption, purchase, retirement, defeasance, sinking fund or similar payment with respect to, any subordinated indebtedness except our parent and its subsidiaries and affiliates may make certain payments that are customary for similar credit facilities and which include the following:

(a) regularly scheduled payments of interest on the New Notes and any other subordinated indebtedness permitted to be incurred by the senior secured credit facility in accordance with the terms of the subordination provisions contained in the indenture or other agreement pursuant to which the subordinated indebtedness was issued;

(b) so long as no default under the senior secured credit facility shall have occurred and be continuing or shall be caused by the payment, payments to our parent (i) in an aggregate amount not to exceed $750,000 in any fiscal year but only to the extent necessary to permit our parent or its parent entity to pay general administrative costs and expenses and out-of-pocket legal, accounting and filing and other general corporate overhead costs of our parent or its parent entity actually incurred by our parent or its parent entity, and (ii) to the extent necessary to permit our parent to discharge the consolidated tax liabilities of our parent and its subsidiaries and to pay franchise taxes and other fees required to maintain its existence, in each case so long as our parent applies the amount of any such payment for such purpose;

(c) payments and distributions to repurchase stock owned by our employees and employees of our subsidiaries whose employment has been terminated, provided, among other things, that the aggregate amount of such distributions shall not exceed $1.0 million in any fiscal year (unused amounts in any immediately preceding calendar year being carried over to the succeeding calendar year subject to a maximum carry-over amount of $2,000,000 in any calendar year); and

(d) the redemption, repurchase or other acquisition for value of any capital stock of any foreign subsidiary that is held by any entity that is not an affiliate of us to the extent required by applicable laws, rules or regulations; provided that the amount of any such redemptions, repurchases or other acquisitions shall not exceed $5,000,000 during the term of the senior secured credit facility.

Restrictions on Subsidiary Distributions. The senior secured credit facility prohibits the credit parties and their subsidiaries from creating or otherwise causing or suffering to exist or become effective any consensual encumbrance or restriction of any kind on the ability of our subsidiaries to:

(a) pay dividends or make any other distributions on a subsidiary’s capital stock owned by us or any of our other subsidiaries;

(b) repay or prepay any indebtedness owed by a subsidiary to us or any of our other subsidiaries;

(c) make loans or advances to us or any of our other subsidiaries, or

(d) transfer any of its property or assets to us or any of our other subsidiaries other than restrictions customary for similar credit facilities of this type including the following: (i) restrictions existing under the senior secured credit facility, (ii) restrictions in the documents relating to the New Notes, (iii) restrictions, customary provisions restricting assignments, subletting or other transfers contained in leases, licenses, joint venture agreements and similar agreements otherwise permitted hereunder, (iv) restrictions arising under applicable laws, rules, regulations or orders; and (v) provisions in agreements or instruments that prohibit the payment of dividends or the making of other distributions with respect to capital stock other than on a pro rata basis.

Investments. The senior secured credit facility prohibits us and our subsidiaries from directly or indirectly, making or owning any investment in any entity, except investments customarily allowed in similar credit facilities which include the following:

(a) investments in cash and cash equivalents;

(b) (i) investments owned as of the closing date of the senior secured credit facility in our subsidiaries; (ii) investments made after the closing date of the senior secured credit facility in any subsidiary that is a guarantor of our senior secured credit facility; and (iii) investments made after the closing date of the senior secured credit facility in any of our subsidiaries that are not guarantors of our senior secured credit facility in an aggregate amount, together with any sales, leases, licenses and other dispositions of assets permitted under clause (b) of “Fundamental Changes; Disposition of Assets; Acquisitions”, not to exceed $7,500,000 at any time;

(c) (i) loans and advances to employees of our parent and its subsidiaries made in the ordinary course of business in an aggregate principal amount not to exceed $1,000,000 in the aggregate at any time; and (i) payroll, travel and similar advances to employees to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(d) investments made in connection with acquisitions permitted by the senior secured credit facility;

(e) investments specifically listed in a schedule to the senior secured credit facility;

(f) investments under certain hedging agreements;

(g) investments in joint ventures having an aggregate value, when taken together with all other investments made pursuant to this clause (g) since the closing date of the senior secured credit facility, not to exceed $20,000,000; and

(h) other investments in an aggregate amount not to exceed at any time $5,000,000.

Fundamental Changes; Disposition of Assets; Acquisitions. The senior secured credit facility prohibits certain mergers and consolidations by the credit parties and the ability of a credit party to liquidate, wind-up or dissolve itself, or convey, sell, lease or sub-lease, exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, assets or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, or acquire by purchase or otherwise (other than purchases or other acquisitions of inventory, supplies, intellectual property, materials and equipment and capital expenditures in the ordinary course of business) the business, all or substantially all of the property or fixed assets of, or stock or other evidence of beneficial ownership of, any entity or any division or line of business or other business unit of any entity except for exceptions customary in similar credit facilities which include the following:

(a) any of our subsidiaries may be merged with or into us or any subsidiary that is a guarantor under the senior secured credit facility, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to us or any subsidiary that is a guarantor under the senior secured credit facility; provided, in the case of such a merger, either we or the subsidiary that is a guarantor under the senior secured credit facility, as applicable must be the continuing or surviving entity. Our subsidiaries which are not guarantors under the senior secured credit facility may be merged with or into any other subsidiary that is a guarantor under the senior secured credit facility, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions to any subsidiary that is not a guarantor under the senior secured credit facility;

(b) subject to certain customary restrictions regarding the type of consideration and application of funds, certain asset sales in which the proceeds (i) are less than $1,000,000 with respect to any single asset sale or series of related asset sales and (ii) when aggregated with the proceeds of all other asset sales made within the same fiscal year, are less than $2,000,000; and

(c) certain acquisitions permitted by the senior secured credit facility so long as the aggregate consideration is less than $50,000,000 during the term of the senior secured credit facility.

Disposal of Subsidiary Interests. Except as described under “Fundamental Changes; Disposition of Assets”, the senior secured credit facility prohibits the credit parties and their subsidiaries from (a) directly or indirectly selling, assigning, pledging or otherwise encumbering or disposing of any capital stock of any of their subsidiaries, except to qualify directors if required by applicable law or (b) permitting any of their subsidiaries from directly or indirectly selling, assigning, pledging or otherwise encumbering or disposing of any capital stock of any of their subsidiaries, except to another credit party, or to qualify directors if required by applicable law.

Transactions with Shareholders and Affiliates. The senior secured credit facility prohibits the credit parties and their subsidiaries from, directly or indirectly, entering into any transaction with any affiliate of our parent, on terms that are less favorable to our parent or that subsidiary, than those that might be obtained at the time from someone or somebody who is not an affiliate except certain transactions customary for similar credit facilities which include the following:

(a) any transaction (i) between us and a subsidiary that is a guarantor of the senior secured credit facility, (ii) between two or more subsidiaries that are guarantors of the senior secured credit facility, and (iii) between two or more subsidiaries that are not guarantors of the senior secured credit facility;

(b) payment of management fees to Veritas Capital and its affiliates in an amount up to $300,000 per year, which amount may be increased by an additional $300,000 per year for each permitted acquisition, up to a maximum aggregate amount of management fees of $2,000,000 in any twelve-month period

(c) reimbursement of reasonable expenses actually incurred by Veritas Capital and its affiliates; and

(d) transactions specifically listed in a schedule to the senior secured credit facility.

Amendments or Waivers of Purchase Agreement and Organizational Documents. The senior secured credit facility prohibits amendments and other modifications and waivers of material rights under the purchase agreement related to the New Notes or the terms of any of our organizational documents and those of our subsidiaries if the effect of such amendment, modification or waiver would be adverse to any credit party or the lenders under the senior secured credit facility.

Amendments or Waivers with respect to Subordinated Indebtedness. The senior secured credit facility prohibits certain amendments to subordinated debt permitted by the senior secured credit facility including increases in the applicable interest rate, changes to an earlier date on which payments of principal and interest are due, changes to defaults, and other amendments if the effect of the amendment is to materially increase the obligations of the obligor or to confer any additional rights on the holders of the subordinated indebtedness which would be adverse to any credit party or the lenders of the senior secured credit facility.

Financial Covenants. Under the senior secured credit facility, we are required to comply with a minimum interest coverage ratio, a maximum leverage ratio and a cap on our capital expenditures.

Minimum Interest Coverage Ratio. The interest coverage ratio is the ratio of EBITDA (as defined in our senior secured credit facility) to cash interest expense for the trailing 4 quarters. The minimum interest coverage ratio increases from 2:1 to 3.2:1 during the term of the senior secured credit facility.

Leverage Ratio. The Leverage Ratio is the ratio of our total debt (as defined in our senior secured credit facility) to our EBITDA for the for the trailing 4 quarters. The maximum permitted leverage coverage ratio decreases from 6:1 to 3:1 during the term of the senior secured credit facility.

Capital Expenditures. Capital expenditures are expenditures that are required by generally accepted accounting principles to be included in the “purchase of property and equipment. Our capital expenditures may not exceed $4,000,000 during the term of the senior secured credit facility.

Events of Default. The senior secured credit facility contains customary events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation for: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) invalidity of guarantees; (viii) monetary judgment defaults; (ix) certain ERISA matters; and (x) certain change of control events.

DESCRIPTION OF THE NEW NOTES

DynCorp International LLC (the “Company”) and DIV Capital Corporation, as joint and several obligors (each an “Issuer” and together, the “Issuers”), issued the Original Notes on February 11, 2005 and will issue the New Notes under an indenture (the “Indenture”), dated as of February 1, among themselves, the Guarantors and The Bank of New York, as Trustee (the “Trustee”). DIV Capital Corporation is a wholly owned subsidiary of the Company with nominal assets which conducts no operations. The terms of the New Notes are identical in all material respects to the terms of the Original Notes, except for the transfer restrictions and registration rights relating to the Original Notes.

The following description is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture nor does it restate the Indenture in its entirety. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). References to the “Notes” in this section of the prospectus refers to both the “Original Notes” and the “New Notes.” Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description of the New Notes but not defined below under the subheading “—Certain Definitions” have the meanings assigned to them in the indenture.

Brief Description of the Notes and the Subsidiary Guarantees

The New Notes

The New Notes:

•	will be general unsecured obligations of the Issuers;

•	will be subordinated in right of payment to all existing and future Senior Debt of the Issuers, including borrowings under the Credit Agreement;

•	will be structurally subordinated to any existing and future indebtedness and liabilities of the Company’s foreign subsidiaries;

•	will be pari passu in right of payment to any future senior subordinated Indebtedness of the Issuers;

•	will be senior in right of payment to any future subordinated Indebtedness of the Issuers; and

•	will be unconditionally guaranteed by the Guarantors.

The Subsidiary Guarantees

The New Notes will be guaranteed by all of the Company’s Domestic Subsidiaries. The Guarantors, as primary obligors will jointly and severally and unconditionally guarantee, on a senior subordinated basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the indenture and the New Notes, whether for payment of principal of or interest on or Special Interest in respect of the New Notes, expenses, indemnification or otherwise, on the terms set forth in the indenture.

Each guarantee of the New Notes

•	will be a general unsecured obligation of the Guarantor;

•	will be subordinated in right of payment to all existing and future Senior Debt of that Guarantor, including guarantees of Indebtedness under the Credit Agreement;

•	will be pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor; and

•	will be senior in right of payment to any future Indebtedness of that Guarantor that is expressly subordinated to the New Notes.

Assuming we had completed this offering of New Notes and applied the net proceeds as intended, as of October 1, 2004, the Issuers and the Guarantors would have had total Senior Debt of approximately $345.0 million. As indicated above and as discussed in detail below under the caption “—Subordination,” payments on the New Notes and under these guarantees will be subordinated to the payment of Senior Debt. The indenture will permit us and the Guarantors to incur additional Senior Debt.

None of the Company’s existing and future Foreign Subsidiaries will guarantee the New Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As a result, the New Notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our Foreign Subsidiaries and, if any, other non-guarantor Subsidiaries. Our non-guarantor Subsidiaries represented 11.3% of our total revenues for the six-month period ended October 1, 2004 and held .5% of our total assets as of October 1, 2004. See “Risk Factors—Not all of our subsidiaries will guarantee the New Notes. The New Notes will be structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries.”

As of the date of the indenture, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the New Notes.

Principal, Maturity and Interest

The Issuers will issue $320 million in aggregate principal amount of Notes in this offering. The Issuers may issue additional Notes under the indenture from time to time after this offering. Any issuance of additional Notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuers will issue New Notes in denominations of $2,000 and integral multiples of $1,000. The Notes will mature on February 15, 2013.

Interest on the Notes accrues at the rate of 9.500% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2005. Interest on overdue principal and interest and Special Interest, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the Notes. The Issuers will make each interest payment to the holders of record on the immediately preceding February 1 and August 1.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of Notes has given wire transfer instructions to the Issuers, the Issuers will pay all principal, interest and premium and Special Interest, if any, on that holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders of the Notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes or similar government charges due on transfer or exchange. The Issuers will not be required to transfer or exchange any note selected for redemption. Also, the Issuers will not be required to transfer or exchange any note (1) for a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed or (2) between a record date and the next succeeding interest payment date.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Subsidiary Guarantees

The Notes are guaranteed by each of the Company’s current and future Domestic Subsidiaries. These Subsidiary Guarantees will be joint and several obligations of the Guarantors. Each Subsidiary Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. As of July 1, 2005, we had $664.1 million of indebtedness including the New Notes and excluding interest accrued thereon, of which $344.1 million was secured. On the same date, we had approximately $69.9 million available under our senior secured credit facility (which gives effect to $5.1 million of outstanding letters of credit which reduced our availability by that amount). As of July 1, 2005, approximately $344.1 million of our indebtedness ranked senior to or pari passu with, the new Notes, excluding $5.1 million of outstanding letters of credit. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state laws permit courts to void guarantees under certain circumstances.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

(3) if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales,” “—Designation of Restricted and Unrestricted Subsidiaries,” “—Legal Defeasances and Covenant Defeasance and “Satisfaction and Discharge.”

Subordination

The payment of principal, interest and premium and Special Interest, if any, on the Notes will be subordinated to the prior payment in full of all Senior Debt of the Issuers, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the documentation governing the applicable Senior Debt) before the holders of Notes will be entitled to receive any payment with respect to the Notes (except that holders of Notes may receive and retain Permitted Junior Securities and payments made from either of the trusts, if any, as described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”), in the event of any distribution to creditors of the Company:

(1) in a liquidation or dissolution of the Company or DIV Capital;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company, DIV Capital or their respective property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of the Company’s or DIV Capital’s assets and liabilities.

The Issuers also may not make any payment in respect of the New Notes (except in Permitted Junior Securities or from the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from the Company or the holders of any Designated Senior Debt.

Notwithstanding the foregoing, the Issuers may make payment on the New Notes if the Issuers and the trustee receive written notice approving such payment from the holders of any Designated Senior Debt with respect to which either of the events set forth in clauses (1) and (2) of this paragraph has occurred and is continuing.

Payments on the Notes may and will be resumed at the first to occur of the following:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of any other default, upon the earlier of (a) the date on which such default is cured or waived, (b) 179 days after the date on which the applicable Payment Blockage Notice is received, or (c) the date the Trustee receives notice from a representative of the Designated Senior Debt, rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Special Interest, if any, on the Notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

If the trustee or any holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trusts described under “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the trustee or the holder has actual knowledge that the payment is prohibited,

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the Representatives of Senior Debt.

The Issuers must promptly notify the Representatives of Senior Debt if payment on the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company or DIV Capital, holders of Notes may recover less ratably than creditors of the Company or DIV Capital who are holders of Senior Debt. As a result of the obligation to deliver amounts received in trust to holders of Senior Debt, holders of Notes may recover less ratably than trade creditors of the Company or DIV Capital. Payments under each Guarantee will be subordinated to the prior payment in full of all Senior Debt of such Guarantor. See “Risk Factors—Your right to receive payments on New Notes is subordinated to our existing and future senior indebtedness, and the existing and future senior indebtedness of our subsidiary guarantors, including the senior secured credit facility.”

Optional Redemption

At any time prior to February 15, 2008, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 109.500% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by the Issuers or a contribution to the common equity capital of the Company from the net cash proceeds of one or more Equity Offerings by a direct or indirect parent of the Company; provided that:

(1) at least 65% of the aggregate principal amount of Notes originally issued under the indenture (excluding Notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering or equity contribution.

Except pursuant to the preceding paragraph, the Notes will not be redeemable at the Issuers’ option prior to February 15, 2009. The Company is not prohibited by the terms of the indenture, however, from acquiring the Notes by means other than a redemption, whether pursuant to an issuer tender offer, in open market transactions or otherwise, assuming such acquisition does not otherwise violate the terms of the indenture.

On or after February 15, 2009 the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	104.750%
2010	102.375%
2011 and thereafter	100.000%

Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

If less than all of the Notes are to be redeemed, the procedures described below under “—Selection and Notice” will apply.

At any time prior to February 15, 2009 the Issuers may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of the holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000) of that holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuers will offer a Change of Control equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuers.

The paying agent will promptly mail to each holder of Notes properly tendered, and not withdrawn, the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new note will be in denominations of $2,000 and integral multiples of $1,000. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. A Change in Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. Notes repurchased pursuant to a Change of Control Offer will be retired and cancelled.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, the Issuers will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

If a Change of Control Offer is made, there can be no assurance that the Issuers will have available funds sufficient to pay the purchase price for all of the Notes that might be tendered by holders seeking to accept the Change of Control Offer. The failure of the Issuers to make or consummate the Change of Control Offer or pay the Change of Control Payment when due would result in an Event of Default under the indenture which would, in turn, constitute a default under the Credit Agreement.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) Cash Equivalents;

(b) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

(c) Replacement Assets;

(d) any securities, Notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are, within 180 days of the Asset Sale, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(e) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and

(f) any Designated Noncash Consideration received by the Company or any Restricted Subsidiary thereof in such Asset Sale having a Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (f) that is at that time outstanding, not to exceed $2.5 million at the time of receipt of such Designated Noncash Consideration, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $5.0 million, within ten days thereof, the Company will make an Asset Sale Offer to all holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The agreements governing the Company’s outstanding Senior Debt currently prohibit the Company from purchasing any Notes, and also provide that certain change of control or asset sale events with respect to the Company would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of Notes.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No Notes of $2,000 or less can be redeemed in part. Notices of purchase or redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be purchased or redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be purchased or redeemed in part only, the notice of purchase or redemption that relates to that note will state the portion of the principal amount of that note that is to be purchased or redeemed. A new note in principal amount equal to the unpurchased or unredeemed portion of the Original Note will be issued in the name of the holder of Notes upon cancellation of the Original Note. Notes called for purchase or redemption become due on the date fixed for purchase or redemption. On and after the purchase or redemption date, interest ceases to accrue on Notes or portions of Notes purchased or called for redemption.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company;

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Subsidiary Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except (i) a payment of interest or principal at the Stated Maturity thereof or (ii) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such purchase, repurchase or other acquisition; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7) and (8) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate Qualified Proceeds received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d) to the extent that any Unrestricted Subsidiary of the Company designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation; plus

(e) 50% of any dividends received by the Company or a Restricted Subsidiary of the Company that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Company for such period.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Subsidiary Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5) so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries, and any dividend payment or other distribution by the Company or a Restricted Subsidiary to a direct or indirect parent holding company of the Company utilized for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of such direct or indirect parent holding company held by any current or former officer, director, employee or consultant of the Company or any of its Restricted Subsidiaries or, in each case to the extent applicable, their respective estates, spouses, former spouses or family members, in each case, pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement or benefit plan of any kind; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million in any calendar year period (with unused amounts in any immediately preceding calendar year being carried over to the succeeding calendar year subject to a maximum carry-over amount of $2.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests of the Company and, to the extent contributed to the Company as common equity capital, Equity Interests of any of the Company’s direct or indirect parent entities, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent entities that occurs after the date of the indenture, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(b) of the preceding paragraph, plus

(b) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the date of the indenture, less

(c) the amount of any Restricted Payments previously made pursuant to clauses (a) and (b) of this clause (5);

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options or warrants to the extent such Equity Interests represent a portion of the exercise price of those stock options or warrants;

(7) so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified

Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8) Permitted Payments to Parent;

(9) so long as no Default has occurred and is continuing or would be caused thereby, upon the occurrence of a Change of Control and within 60 days after completion of the offer to repurchase Notes pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Change of Control” (including the purchase of all Notes tendered), any purchase or redemption of Indebtedness of the Company that is contractually subordinated to the Notes or any Subsidiary Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control, at a purchase price not greater than 101% of the outstanding principal amount thereof (plus accrued and unpaid interest); provided that, prior to such repayment or repurchase, the Company shall have made the Change of Control Offer with respect to the Notes as required by the indenture, and the Company shall have repurchased all Notes validly tendered for payment and not withdrawn in connection with such Change of Control Offer;

(10) so long as no Default has occurred and is continuing or would be caused thereby, within 60 days after the completion of an Asset Sale Offer pursuant to the covenant described under the caption “—Repurchase at the Option of the Holders—Asset Sales” (including the purchase of all Notes tendered), any purchase or redemption of Indebtedness of the Company that is contractually subordinated to the Notes or any Subsidiary Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale, at a purchase price not greater than 100% of the outstanding principal amount thereof (plus accrued and unpaid interest) with any Excess Proceeds that remain after consummation of an Asset Sale Offer; provided that, prior to such repayment or repurchase, the Company shall have made the Asset Sale Offer with respect to the Notes as required by the indenture, and the Company shall have repurchased all Notes validly tendered for payment and not withdrawn in connection with such Asset Sale Offer;

(11) payment of fees and reimbursement of other expenses to the Permitted Holders in connection with the 2005 Acquisition as described above under the caption “Certain Relationships and Related Party Transactions”; and

(12) so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $15.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $15.0 million.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Issuers and the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company (and the Guarantee thereof by the Guarantors) of Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $420.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Issuers and the Guarantors of Indebtedness represented by the Notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the Exchange Notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (12) or (14) of this paragraph;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company, DIV Capital or any Guarantor is the obligor on such Indebtedness and the payee is not the Company, DIV Capital or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company or DIV Capital, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by the Issuers or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance, completion and surety bonds, completion guarantees and similar obligations in the ordinary course of business;

(11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12) the incurrence by the Company or a Restricted Subsidiary of Indebtedness arising from agreements of the Company or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the sale or other disposition of any business, assets or Capital Stock of the Company or any Restricted Subsidiary of the Company, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock; provided that (A) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, whether or not cash, actually received by the Company and its Restricted Subsidiaries in connection with such disposition and (B) such Indebtedness is not reflected in the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (B);

(13) contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business;

(14) the incurrence by any Foreign Subsidiary of the Company of Indebtedness, in an amount not to exceed $5.0 million at any time outstanding; and

(15) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed $15.0 million.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company (in its sole discretion) will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided that, in each such case, the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

No Layering of Debt

The Issuers will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of the Issuers and senior in right of payment to the Notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Subsidiary Guarantee. No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis. For purposes of the foregoing, no Indebtedness will be deemed to be contractually subordinated in right of payment or junior in respect to any other Indebtedness of the Company or a Guarantor solely by virtue of being unsecured or by virtue of the fact that the holders of secured indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

The Company will not and will not permit any of its Restricted Subsidiaries to create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien; provided, that if such Indebtedness is by its terms expressly subordinated to the Notes or any Subsidiary Guarantee, the Lien securing such Indebtedness shall be subordinate and junior to the Lien securing the Notes and the Subsidiary Guarantees with the same relative priority as such subordinate or junior Indebtedness shall have with respect to the Notes and Subsidiary Guarantees.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Credit Facilities as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2) the indenture, the Notes and the Subsidiary Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) customary limitations on the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, lease agreements, licenses and other similar agreements entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) provisions in agreements or instruments that prohibit the payment of dividends or the making of other distributions with respect to any Capital Stock of a Person other than on a pro rata basis; and

(13) restrictions in other Indebtedness incurred in compliance with the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such restrictions, taken as a whole, are, in the good faith judgment of the Company’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (1) and (2) above.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that, in the case such Person is not a corporation, a co-obligor of the Notes is a corporation;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period;

(a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(b) would have a Fixed Charge Coverage Ratio that is greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction.

In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million (other than transactions with Affiliates in connection with joint venture, joint bidding, joint marketing or other similar arrangements for the provision of services in a Permitted Business), an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any consulting or employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of the Company;

(5) any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(7) payment of Subordinated Management Fees;

(8) loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding;

(9) Permitted Payments to Parent; and

(10) transactions with a joint venture engaged in a Permitted Business; provided that all the outstanding ownership interests of such joint venture are owned only by the Company, its Restricted Subsidiaries and Persons that are not Affiliates of the Company.

Business Activities

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Additional Subsidiary Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Limitation on the Conduct of Business of DIV Capital

In addition to the other restrictions set forth in the indenture, the indenture will provide that DIV Capital may not hold any material assets, become liable for any material obligations or engage in any significant business activities; provided that DIV Capital may be a co-obligor with respect to Indebtedness if the Company is an obligor of such Indebtedness and the net proceeds of such Indebtedness are received by the Company or one or more of the Company’s Restricted Subsidiaries other than DIV Capital.

The Company will not sell or otherwise dispose of any shares of Capital Stock of DIV Capital and will not permit DIV Capital, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the holders of Notes or cause the trustee to furnish to the holders of Notes, within the time periods specified in the SEC’s rules and regulations (together with extensions granted by the SEC):

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

Notwithstanding the foregoing, such requirements will be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of a shelf registration statement by the filing with the SEC of the registration statement relating to the exchange offer and/or the shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act; provided that any such registration statement is filed within the time periods specified in the registration rights agreement.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company and the Guarantors agree that, for so long as any Notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the Notes, whether or not prohibited by the subordination provisions of the indenture;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the Notes, whether or not prohibited by the subordination provisions of the indenture;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary (or the payment of which is guaranteed by the Company, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity, and,

in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(6) failure by the Company, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million (net of any amounts covered by insurance or pursuant to which the Company is indemnified to the extent that the third party under such agreement honors its obligations thereunder), which judgments are not paid, discharged or stayed for a period of 60 days and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

(7) except as permitted by the indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Subsidiary Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to either Issuer or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to either Issuer, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately; provided that so long as any Indebtedness permitted to be incurred pursuant to the Credit Facilities is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Credit Facilities or (2) five business days after receipt by the Company of written notice of such acceleration. If any Designated Senior Debt is outstanding, the Issuers may only pay amounts due on the Notes if otherwise permitted by the provisions under the caption “—Subordination” above.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Special Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of Notes unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the Notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security reasonably satisfactory to it or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding Notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the Notes.

The Issuers are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, manager, incorporator (or Person forming any limited liability company) stockholder, agent or member of the Issuers or any Guarantor, as such, will have any liability for any obligations of the Issuers or the Guarantors under the Notes, the indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a note and a Guarantee waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may at any time, at the option of their respective Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of their obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on, such Notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuers’ and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Issuers must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or others; and

(7) the Issuers must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the Notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the Notes or the Subsidiary Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Special Interest, if any, on, the Notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the holders of the Notes will require the consent of the holders of at least 75% in aggregate principal amount of Notes then outstanding.

Notwithstanding the preceding, without the consent of any holder of Notes, the Issuers, the Guarantors and the trustee may amend or supplement the indenture, the Notes or the Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to, or in place of, certificated Notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to holders of Notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Subsidiary Guarantees or the Notes to any provision of this Description of the New Notes to the extent that such provision in this Description of the New Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the Notes;

(7) to provide for the issuance of additional Notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Subsidiary Guarantee with respect to the Notes; or

(9) to comply with the rules of any applicable securities depository.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment, waiver or consent. It is sufficient if the consent approves the substance of the proposed amendment, waiver or consent.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(b) all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound;

(3) the Issuers or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuers must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Issuers or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions to be specified in the indenture. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of Notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to 8445 Freeport Parkway, Suite 400, Irving, Texas 75063, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

The Notes are being offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”). The Notes also may be offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”). Except as set forth below, the Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Notes will be issued at the closing of this offering only against payment in immediately available funds.

Rule 144A Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”). Regulation S Notes initially will be represented by one or more temporary Notes in registered, global form without interest coupons (collectively, the “Regulation S Temporary Global Notes”). The Rule 144A Global Notes and the Regulation S Temporary Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below. Through and including the 40th day after the later of the commencement of this offering and the closing of this offering (such period through and including such 40th day, the “Restricted Period”), beneficial interests in the Regulation S Temporary Global Notes may be held only through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC), unless transferred to a person that takes delivery through a Rule 144A Global Note in accordance with the certification requirements described below. Within a reasonable time period after the expiration of the Restricted Period, the Regulation S Temporary Global Notes will be exchanged for one or more permanent Notes in registered, global form without interest coupons (collectively, the “Regulation S Permanent Global Notes” and, together with the Regulation S Temporary Global Notes, the “Regulation S Global Notes;” the Regulation S Global Notes and the Rule 144A Global Notes collectively being the “Global Notes”) upon delivery to DTC of certification of compliance with the transfer restrictions applicable to the Notes and pursuant to Regulation S as provided in the indenture. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See “—Exchanges between Regulation S Notes and Rule 144A Notes.”

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive Notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Rule 144A Notes (including beneficial interests in the Rule 144A Global Notes) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under “Notice to Investors.” Regulation S Notes will also bear the legend as described under “Notice to Investors.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuers take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by, or on behalf of, DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuers that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Rule 144A Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Special Interest, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuers and the trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the trustee nor any agent of the Issuers or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Issuers. Neither the Issuers nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Notes, and the Issuers and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Issuers that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures and may discontinue such procedures at any time. None of the Issuers, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuers fail to appoint a successor depositary;

(2) the Issuers, at their option, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes; provided that in no event shall the Regulation S Temporary Global Note be exchanged for Certificated Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Exchanges Between Regulation S Notes and Rule 144A Notes

Prior to the expiration of the Restricted Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if:

(1) such exchange occurs in connection with a transfer of the Notes pursuant to Rule 144A; and

(2) the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that the Notes are being transferred to a Person:

(a) who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A;

(b) purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A; and

(c) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected by DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Certifications by Holders of the Regulation S Temporary Global Notes

A holder of a beneficial interest in the Regulation S Temporary Global Notes must provide Euroclear or Clearstream, as the case may be, with a certificate in the form required by the indenture certifying that the beneficial owner of the interest in the Regulation S Temporary Global Note is either a non-U.S. person or a U.S. person that has purchased such interest in a transaction that is exempt from the registration requirements under the Securities Act, and Euroclear or Clearstream, as the case may be, must provide to the trustee (or the paying agent if other than the trustee) a certificate in the form required by the indenture, prior to any exchange of such beneficial interest for a beneficial interest in the Regulation S Permanent Global Notes.

Same Day Settlement and Payment

The Issuers will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Issuers will make all payments of principal, interest and premium, if any, and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in The PORTALSM Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Registration Rights; Special Interest

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of these notes. See “—Additional Information.”

The Issuers, the Guarantors and the Initial Purchasers entered into the registration rights agreement on February 11, 2004. Pursuant to the registration rights agreement, the Issuers and the Guarantors agreed to file with the SEC the Exchange Offer Registration Statement (as defined in the registration rights agreement) on the appropriate form under the Securities Act with respect to the Exchange Notes. The initial filing of the Exchange Offer Registration Statement was made on August 9, 2005. Upon the effectiveness of the Exchange Offer Registration Statement, the Issuers and the Guarantors will offer to the holders of Transfer Restricted Securities (as defined below) pursuant to the Exchange Offer (as defined in the registration rights agreement) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes.

If:

(1) the Issuers and the Guarantors are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy;

(2) the Exchange Offer has not been completed within 310 days following the issuance of the Original Notes; or

(3) any holder of Transfer Restricted Securities notifies the Issuers prior to the 15th day following consummation of the Exchange Offer that:

(a) it is prohibited by law or SEC policy from participating in the Exchange Offer;

(b) it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns Notes acquired directly from the Issuers or an affiliate of either Issuer,

the Issuers and the Guarantors will file with the SEC a Shelf Registration Statement (as defined in the registration rights agreement) to cover resales of the Notes by the holders of the Notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

For purposes of the preceding, “Transfer Restricted Securities” means each Note until the earliest to occur of:

(1) the date on which such Note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer;

(2) following the exchange by a broker-dealer in the Exchange Offer of a Note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such Note is distributed to the public pursuant to Rule 144 under the Securities Act or is eligible for sale pursuant to Rule 144(k) under the Securities Act.

The registration rights agreement will provide that:

(1) the Issuers and the Guarantors will file an Exchange Offer Registration Statement with the SEC on or prior to 180 days after the issuance of the Original Notes;

(2) the Issuers and the Guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 270 days after the issuance of the Original Notes;

(3) unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Issuers and the Guarantors will:

(a) commence the Exchange Offer; and

(b) use all commercially reasonable efforts to issue on or prior to 45 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, Exchange Notes in exchange for all Notes tendered prior thereto in the Exchange Offer; and

(4) if obligated to file the Shelf Registration Statement, the Issuers and the Guarantors will file the Shelf Registration Statement with the SEC on or prior to 45 days after such filing obligation arises and will use all commercially reasonable efforts to cause the Shelf Registration to be declared effective by the SEC on or prior to 150 days after such Shelf Registration Statement is filed.

If:

(1) the Issuers and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”);

(3) the Issuers and the Guarantors fail to consummate the Exchange Offer within 45 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then the Issuers and the Guarantors will pay Special Interest to each holder of Transfer Restricted Securities.

With respect to the first 90-day period immediately following the occurrence of the first Registration Default, Special Interest will be paid in an amount equal to 0.25% per annum on the outstanding principal amount of the Transfer Restricted Securities. The amount of the Special Interest will increase by an additional 0.25% per annum on the outstanding principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest for all Registration Defaults of 1.0% per annum on the outstanding principal amount of Transfer Restricted Securities.

All accrued Special Interest will be paid by the Issuers and the Guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Special Interest will cease. Special Interest will accrue only on notes that constitute Registrable Securities (as defined in the registration rights agreement).

Holders of Original Notes will be required to make certain representations to the Issuers (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their Original Notes included in the Shelf Registration Statement and benefit from the provisions regarding Special Interest set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify the Issuers and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of Notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Issuers.

Governing Law

The indenture, the notes and the guarantees will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the transactions contemplated by the Purchase Agreement dated as of December 12, 2004 among Computer Sciences Corporation and DynCorp and the Veritas Capital Fund II, L.P. and DynCorp International Inc., including the borrowings under the Credit Agreement and the offering of the notes.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at February 15, 2009, (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through February 15, 2009 (excluding accrued but unpaid interest to the applicable redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note, if greater.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(4) the licensing of intellectual property or other general intangibles to third persons on customary terms as determined by the Board of Directors in good faith and the ordinary course of business;

(5) the sale or disposition of any property or equipment that has become damaged, worn-out or obsolete, in the ordinary course of business;

(6) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property for use in a Permitted Business;

(7) the sale or other disposition of cash or Cash Equivalents;

(8) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment; and

(9) the sale, lease, sub-lease, license, sub-license, consignment, conveyance or other disposition of equipment, inventory or other assets in the ordinary course of business, including leases with a duration of no greater than 24 months with respect to facilities that are temporarily not in use or pending their disposition, or accounts receivable in connection with the compromise, settlement or collection thereof.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee or board of directors of the sole member or of the managing member thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 360 days from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better at the time of acquisition;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having at the time of acquisition one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Service and, in each case, maturing within nine months after the date of acquisition;

(6) securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and at the time of acquisition thereof, having one of the two highest ratings obtainable from either Standard & Poor’s Rating Services or Moody’s Investors Service, Inc.;

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8) local currencies held by the Company or any of its Restricted Subsidiaries, from time to time in the ordinary course of business and consistent with past practice.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than a Principal or a Related Party of a Principal, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares;

(4) after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(5) the first day on which the Company ceases to own 100% of the outstanding Equity Interests of DIV Capital.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) Subordinated Management Fees, to the extent such Subordinated Management Fees were deducted in computing such Consolidated Net Income; plus

(6) nonrecurring charges or expenses made or incurred in connection with any restructuring, to the extent deducted in computing such Consolidated Net Income, provided that the aggregate amount of such charges or expenses may not exceed $5.0 million in any twelve-month period; plus

(7) nonrecurring, non-cash charges that were deducted in computing such Consolidated Net, Income; minus

(8) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(5) non-cash compensation charges or other non-cash expenses or charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards to directors, officers or employees of the Company and its Restricted Subsidiaries will be excluded; and

(6) transaction costs and restructuring charges incurred in connection with the 2005 Acquisition, in an aggregate amount not to exceed $10,000,000, will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of the date hereof, by and among the Company DI Finance Sub LLC, DynCorp International Inc., the other guarantors party thereto, the lenders party thereto, Goldman Sachs Credit Partners L.P., as Administrative Agent, Collateral Agent, Joint Lead Arranger and Joint Book Runner and Bear, Stearns & Co. Inc. as Joint Lead Arranger and Joint Book Runner and Bear Stearns Corporate Lending Inc., including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings or letters of credit thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), indentures or commercial paper facilities, in each case, with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of notes, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise), substituted or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate, setting for the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Agreement; and

(2) after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as “Designated Senior Debt.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private offering of Qualified Capital Stock of the Company.

“Exchange Notes” means the notes issued in the Exchange Offer pursuant to the registration rights agreement.

“Exchange Offer” has the meaning set forth for such term in the registration rights agreement.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, whether paid or accrued; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1) DTS Aviation Services LLC, DynCorp Aerospace Operations LLC, DynCorp International Services LLC, Dyn Marine Services LLC, Dyn Marine Services of Virginia LLC, Services International LLC, Worldwide Humanitarian Services LLC; and

(2) any other Subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Subsidiary Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designated for the purpose of fixing, hedging or swapping interest rate risk;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than letters of credit issued in respect of trade payables entered into in the ordinary course);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations, if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the

Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale (without giving effect to the $1,000,000 threshold provided in the definition thereof); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, including cash escrows in connection with purchase price adjustments, reserves or indemnities (until released).

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which (a) the explicit terms provide that there is no recourse against any assets of the Company or any of its Restricted Subsidiaries or (b) the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent” means DynCorp International Inc., a Delaware corporation and DIV Holdings LLC, a Delaware limited liability company.

“Permitted Business” means any business engaged in by the Company or any of its Restricted Subsidiaries on the date of the original issuance of the notes and any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the date of original issuance of the notes.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of a Person or the good faith settlement of delinquent obligations of a Person, or

(b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(9) repurchases of the notes;

(10) any Investment of the Company or any of its Restricted Subsidiaries existing on the date of the indenture;

(11) guarantees otherwise permitted by the terms of the indenture;

(12) receivables owing to the Company or any Restricted Subsidiary, prepaid expenses, and deposits, if created, acquired or entered into in the ordinary course of business;

(13) payroll, business-related travel, and similar advances to cover matters that are expected at the time of such advances to be ultimately treated as expenses for accounting purposes and that are made in the ordinary course of business;

(14) Investments in joint ventures engaged in a Permitted Business having an aggregate value (measured on the date such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) since the date of the indenture not to exceed $20.0 million; and

(15) other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding, not to exceed $5.0 million.

“Permitted Junior Securities” means:

(1) Equity Interests in the Company or any Guarantor; or

(2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Subsidiary Guarantees are subordinated to Senior Debt under the indenture.

“Permitted Liens” means:

(1) Liens on assets of the Company or any of its Restricted Subsidiaries securing Senior Debt that was permitted by the terms of the indenture to be incurred;

(2) Liens in favor of the Company or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to and were not incurred in connection with or in the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes (or the Subsidiary Guarantees);

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the Indebtedness being refinanced arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

(13) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to indebtedness and other obligations that do not exceed $5.0 million at any one time outstanding;

(14) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15) Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security and employee health and disability benefits, or casualty—liability insurance or self insurance including Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith.

(16) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made in conformity with GAAP;

(17) Liens securing Hedging Obligations incurred pursuant to clause (8) of the definition of “Permitted Debt;”

(18) any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (3), (4), (6), (7) or (20) of the definition of “Permitted Liens”; provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets, in conformity with GAAP;

(19) any interest or title of a lessor under any operating lease; and

(20) Liens securing Indebtedness incurred pursuant to clause (14) of the definition of “Permitted Debt.”

“Permitted Payments to Parent” means, without duplication as to amounts:

(1) payments to the Parent to permit the Parent to pay reasonable accounting, legal and administrative expenses of the Parent when due, in an aggregate amount not to exceed $750,000 per annum; and

(2) for so long as the Company is a member of a group filing a consolidated or combined tax return with the Parent, payments to the Parent in respect of an allocable portion of the tax liabilities of such group that is attributable to the Company and its Subsidiaries (“Tax Payments”) and to pay franchise or similar taxes and fees of Parent required to maintain Parent’s corporate existence. The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of the Company and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that the Parent actually owes to the appropriate taxing authority. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 60 days of the Parent’s receipt of such Tax Payments or refunded to the Company.

“Permitted Refinancing Indebtedness” means (A) any Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and (B) any Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, replace, defease or discharge other Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries (other than Indebtedness or Disqualified Stock held by the Company or any of its Restricted Subsidiaries including intercompany Indebtedness); provided that:

(1) the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, or the liquidation or face value of the Disqualified Stock, as applicable, so renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest or dividends thereon and the amount of any reasonably determined premium incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final redemption date equal to or later than the final maturity or redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) such Permitted Refinancing Indebtedness has a final redemption date equal to or later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness or Disqualified Stock being; and

(4) such Disqualified Stock is issued either by the Company or by the Restricted Subsidiary who is the issuer of the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Veritas Capital Management II, LLC or any Affiliate thereof.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Proceeds” means any of the following or any combination of the following:

(1) Cash Equivalents;

(2) the Fair Market Value of assets that are used or useful in the Permitted Business; and

(3) the Fair Market Value of the Capital Stock of any Person engaged primarily in a Permitted Business if, in connection with the receipt by the Company or any of its Restricted Subsidiaries of such Capital Stock, such Person becomes a Restricted Subsidiary or such Person is merged or consolidated into the Company or any Restricted Subsidiary.

“Related Party” means:

(1) any controlling stockholder, partner, member, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Replacement Assets” means (1) assets that will be used or useful in a Permitted Business, (2) all or substantially all of the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary or (3) a Permitted Investment under clause (15) of the definition of Permitted Investment that is otherwise permitted under the Indenture.

“Representatives” means the trustee, agent or representatives, if any, or an issuer of Senior Debt.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Senior Debt” means:

(1) all Indebtedness of the Issuers or any Guarantor outstanding under Credit Facilities (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company or any Guarantor, regardless of whether or not a claim for post-filing interest is allowed in such proceedings) and all Hedging Obligations with respect thereto whether outstanding on the date of the indentures or incurred thereafter;

(2) any other Indebtedness of the Company or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Subsidiary Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by the Company;

(2) any intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or any of its Affiliates;

(3) any trade payables;

(4) the portion of any Indebtedness that is incurred in violation of the indenture; or

(5) Indebtedness which is classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of section 1111(b)(1) of the Bankruptcy Code.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Special Interest” means all special interest then owing pursuant to the registration rights agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Management Fees” means management fees not in excess of $300,000 per annum, provided that such management fee may increase by an amount equal to $300,000 per annum upon the consummation of each acquisition by the Company or any of its Restricted Subsidiaries of all of the Capital Stock of any Person or all or substantially all of the assets or any business unit or division of any Person, in each case, engaged primarily in a Permitted Business and such Person becomes a Restricted Subsidiary or such assets, business unit or division are acquired by a Restricted Subsidiary subject to a maximum aggregate amount of management fees of $2,000,000 in any twelve-month period, which in the event of a bankruptcy of the Company shall be subordinated to the prior payment in full, in cash, of all Obligations due in respect of the notes (including interest after the commencement of any bankruptcy proceeding at the rate specified in the notes) and payment of which shall be suspended during the continuance of a payment default in respect of the notes.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period form the redemption date to February 15, 2009; provided, however, that if the period from the redemption date to February 15, 2009, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries unless such guarantee or credit support is released upon its designation as an Unrestricted Subsidiary.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of the material United States federal income tax considerations relating to the exchange of Original Notes for New Notes and the ownership and disposition of the New Notes by an initial beneficial owner of the Original Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax considerations described below. We have not obtained and do not intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal tax considerations resulting from the exchange of Original Notes for New Notes or from holding or disposing of the New Notes. Reference to “Notes” in this section of the prospectus refers to both the “Original Notes” and the “New Notes.”

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold notes through partnerships or other pass-through entities, U.S. expatriates, or persons who hold the Notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion is limited to holders who purchased the Original Notes for cash at the initial offering at the original offering price and who hold the Original Notes, and will hold the New Notes, as capital assets. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE EXCHANGE OF ORIGINAL NOTES FOR NEW NOTES AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS OR ANY TAX TREATY.

U.S. Holders

As used herein, the term “U.S. holder” means a beneficial owner of a Note that is for United States federal income tax purposes:

(1) a citizen or resident of the United States;

(2) a corporation or an entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

(3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

(4) a trust that either is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or other entity treated as a partnership) holds a Note, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding a Note, you should consult your tax advisor.

As used herein, the term “non-U.S. holder” means a beneficial owner of a Note that is not a U.S. holder or a partnership.

Payments of Interest

Interest on a New Note will generally be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for tax purposes.

Exchange Pursuant to Exercise of Registration Rights

The exchange of an Original Note for a New Note will not be a taxable event to you, and you will not recognize any taxable gain or loss or any interest income as a result of such exchange or such filing. Moreover, your holding period for the New Note received in the exchange will include the holding period for the Original Note exchanged therefor, and such U.S. holder’s adjusted tax basis in the New Note will be the same as your adjusted tax basis in the Original Note exchanged therefor, determined immediately before the exchange.

Optional Redemption

The Notes may be redeemed prior to their stated maturity at the option of the issuers or at the option of the holders under certain circumstances. We do not believe that either the issuers’ or the holders’ ability to redeem or cause the redemption of the Notes prior to the stated maturity thereof would affect the yield of the Notes for U.S. federal income tax purposes.

Sale, Exchange or Redemption of the Notes

Upon the disposition of a Note by sale, exchange or redemption (other than an exchange pursuant to this exchange offer), you will generally recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest) and (ii) your adjusted federal income tax basis in the Note. Your adjusted federal income tax basis in a Note generally will equal the cost of the Note.

Any gain or loss you recognize on a disposition of a Note will generally constitute capital gain or loss and will be long-term capital gain or loss if you have held the New Note and the Original Note for which it was exchanged for longer than one year. Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 15% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting

Under the Code, you may be subject, under certain circumstances, to information reporting and/or backup withholding with respect to cash payments in respect of the Notes. This withholding applies only if you (i) fail to furnish your social security number or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, (ii) furnish an incorrect TIN, (iii) are notified by the IRS that you failed to report interest or dividends properly, or (iv) fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is your correct number and that you are not subject to backup withholding. The backup withholding tax rate equals the fourth lowest rate of tax applicable under section 1(c) of the Code. That rate is currently 28%. Any amount withheld from a payment under the backup withholding rules is allowable as credit against your United States federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on the Notes provided that:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury Regulations;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

•	you are not a bank whose receipt of interest on the Notes is pursuant to a loan agreement entered into in the ordinary course of business; and

•	you have fulfilled the statement requirements set forth in section 871(h) or section 881(c) of the Code, as discussed below.

The statement requirements referred to above will be fulfilled if you certify on IRS Form W-8BEN or other successor form, under penalties of perjury, that you are not a United States person and provide your name and address, and (i) you file IRS Form W-8BEN or other successor form with the withholding agent or (ii) in the case of a Note held on your behalf by a securities clearing organization, bank or other financial institution holding customers’ securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the IRS Form W-8BEN or other successor form from the holder and furnishes the withholding agent with a copy thereof; provided that a foreign financial institution will fulfill the certification requirement by filing IRS Form W-8IMY if it has entered into an agreement with the IRS to be treated as a qualified intermediary. You should consult your tax advisor regarding possible additional reporting requirements.

If you cannot satisfy the requirements described above, payments of principal and interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that payments on the Note are not subject to withholding tax because such payments are effectively connected with your conduct of a trade or business in the United States, (and if a tax treaty applies, that interest is attributable to a permanent establishment or fixed base maintained in the United States) as discussed below.

The 30% U.S. federal withholding tax will generally not apply to any gain that you realize on the sale, exchange or other disposition of the Notes.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on Notes beneficially owned by you at the time of your death, provided that (1) you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury Regulations) and (2) interest on those Notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the Notes is effectively connected with the conduct of that trade or business and, if a tax treaty applies, is attributable to a permanent establishment in the United States, you will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In that case, you would not be subject to the 30% U.S. federal withholding tax. See “U.S. Holders” above. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on Notes will be included in earnings and profits if so effectively connected.

Any gain realized on the sale, exchange, or redemption of Notes generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you and, if a tax treaty applies, is attributable to a permanent establishment in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	you are subject to tax under tax laws applicable to certain U.S. expatriates.

Information Reporting and Backup Withholding

In general, you will not be subject to information reporting and backup withholding with respect to payments that we make to you provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under “U.S. Federal Withholding Tax.”

Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iv) a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an, exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

A broker-dealer that is the holder of Original Notes that were acquired for the account of that broker-dealer as a result of market-making or other trading activities, other than Original Notes acquired directly from the issuers or any of their affiliates, may exchange those Original Notes for New Notes pursuant to the exchange offer. This is true so long as each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-marking or other trading activities, must deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where the Original Notes were acquired as a result of market-making activities for other trading activities. The issuers have agreed that they will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any resale, except that the period may be suspended for a period if the issuers’ and our parent’s board of directors or managers, as applicable, determine, upon the advice of counsel, that the amended or supplemented prospectus would require disclosure of confidential information or interfere with any of our financing, acquisition, reorganization or other material transactions. All broker-dealers effecting transactions in the New Notes may be required to deliver a prospectus.

The issuers will not receive any proceeds from any sale of New Notes by broker-dealers or any other holder of New Notes. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The issuers have agreed to pay all expenses incident to the exchange offer and to their performance of, or compliance with, the registration rights agreement (other than the commissions or concessions of any brokers or dealers) and will indemnify the holders of the New Notes (including any broker-dealers) against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Whether the New Notes offered hereby will be the binding obligations of the issuers will be passed upon for them by Schulte Roth & Zabel LLP, New York, New York.

EXPERTS

The consolidated balance sheets as of April 2, 2004 (immediate predecessor period) and April 1, 2005 (successor period), and the related consolidated statements of operations, member’s equity, and cash flows for the period from March 30, 2002 to March 7, 2003 (original predecessor period operations), the 21 days ended March 28, 2003, the fiscal year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005 (immediate predecessor period operations), and the 49 days ended April 1, 2005 (successor period operations) included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the new bases of accounting beginning March 8, 2003 and February 12, 2005), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the New Notes. This prospectus does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the New Notes in the registration statement. The registration statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains information regarding registrants, including the issuers, that file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.

DynCorp International LLC

INDEX TO FINANCIAL STATEMENTS

Page
DynCorp International LLC and Subsidiaries

Annual Period

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the period from March 30, 2002 to March 7, 2003
(Original Predecessor), for the 21 days ended March 28, 2003, for the fiscal year ended April 2, 2004, for the period from April 3, 2004 to Feb. 11, 2005 (Immediate Predecessor) and the 49 Days ended April 1, 2005 (Successor)

F-3

Consolidated Balance Sheets as of April 2, 2004 (Immediate Predecessor) and April 1, 2005 (Successor)	F-4

Consolidated Statements of Cash Flows for the period from March 30, 2002 to March 7, 2003
(Original Predecessor), for the 21 days ended March 28, 2003, for the fiscal year ended April 2, 2004, for the period from April 3, 2004 to Feb. 11, 2005 (Immediate Predecessor) and the 49 Days ended April 1, 2005 (Successor)

F-6

Consolidated Statements of Member’s Equity for the period from March 30, 2002 to March 7, 2003 (Original Predecessor), for the 21 days ended March 28, 2003, for the fiscal year ended April 2, 2004, for the period from April 3, 2004 to Feb. 11, 2005 (Immediate Predecessor) and the 49 Days ended April 1, 2005 (Successor)

F-7

Notes to Consolidated Financial Statements	F-8

Quarterly Period

Condensed Consolidated Statements of Income (Unaudited) for the three months ended July 2, 2004 (Immediate Predecessor) and the three months ended July 1, 2005 (Successor)	F-44

Condensed Consolidated Balance Sheets as of April 1, 2005 (Successor) and (unaudited) as of July 1, 2005 (Successor)	F-45

Condensed Consolidated Statements of Cash Flows (Unaudited) for the three months ended July 2, 2004 (Immediate Predecessor) and the three months ended July 1, 2005 (Successor)	F-47

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of DynCorp International Inc.:

We have audited the accompanying consolidated balance sheets of DynCorp International LLC and subsidiaries (the “Company”) as of April 2, 2004 (Immediate Predecessor Company) and April 1, 2005 (Successor Company), and the related consolidated statements of operations, member’s equity, and cash flows for the period from March 30, 2002 to March 7, 2003 (Original Predecessor Company operations), the 21 days ended March 28, 2003, the fiscal year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005 (Immediate Predecessor Company operations), and the 49 days ended April 1, 2005 (Successor Company operations). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, DynCorp International LLC was a wholly owned subsidiary of DynCorp, which was acquired by Computer Sciences Corporation on March 7, 2003 and subsequently acquired by a newly formed entity, DynCorp International Inc., on February 11, 2005. As a result, the periods presented in the accompanying financial statements reflect new bases of accounting beginning March 8, 2003 and February 12, 2005.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Immediate Predecessor Company and the Successor Company as of April 2, 2004 and April 1, 2005, respectively, and the results of their operations and their cash flows for the 21 days ended March 28, 2003, the fiscal year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005 (Immediate Predecessor Company operations), and the 49 days ended April 1, 2005 (Successor Company operations), in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Original Predecessor Company financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period from March 30, 2002 to March 7, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

Fort Worth, Texas

July 27, 2005

DYNCORP INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Original Predecessor	Immediate Predecessor			Successor
In thousands	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005
Revenues	$859,112	$59,240	$1,214,289	$1,654,305	$266,604

Costs of services	787,649	53,482	1,106,571	1,496,109	245,406
Selling, general, and administrative	40,316	3,414	48,350	57,755	8,408
Depreciation and amortization	351	265	8,148	5,922	5,605

Operating income	30,796	2,079	51,220	94,519	7,185
Other expense (income):
Interest expense	—	—	—	—	8,054
Interest income	(43)	(2)	(64)	(170)	(7)

Income (loss) before income taxes	30,839	2,081	51,284	94,689	(862)
Provision for income taxes	11,973	852	19,924	34,956	60

Net income (loss)	$18,866	$1,229	$31,360	$59,733	$(922)

See notes to consolidated financial statements.

DYNCORP INTERNATIONAL LLC

CONSOLIDATED BALANCE SHEETS

ASSETS

In thousands	Immediate Predecessor April 2, 2004	Successor April 1, 2005
Current assets:
Cash and cash equivalents	$6,510	$13,474
Receivables, net of allowance for doubtful accounts of $1,188 and $4,500 at April 2, 2004 and April 1, 2005, respectively	237,700	422,514
Prepaid expenses and other current assets	24,039	26,248

Total current assets	268,249	462,236

Property and equipment at cost, less accumulated depreciation of $648 and $227 at April 2, 2004 and April 1, 2005, respectively	3,522	10,657
Other assets:
Goodwill	259,689	344,545
Tradename		18,318
Customer-related intangibles, net of accumulated amortization of $8,174 and $5,094 at April 2, 2004 and April 1, 2005, respectively	47,876	285,287
Other intangibles, net of accumulated amortization of $16 and $383 at April 2, 2004 and April 1, 2005, respectively	6	7,083
Deferred financing costs, net of accumulated amortization of $383 at April 1, 2005	—	19,438
Other assets	487	629

Total other assets	308,058	675,300

	$579,829	$1,148,193

See notes to consolidated financial statements.

DYNCORP INTERNATIONAL LLC

CONSOLIDATED BALANCE SHEETS (CONTINUED)

LIABILITIES AND MEMBER’S EQUITY

In thousands	Immediate Predecessor April 2, 2004	Successor April 1, 2005
Current liabilities:
Current portion of long-term debt	$—	$37,588
Accounts payable	65,639	135,677
Accrued payroll and employee costs	51,535	56,187
Accrued expenses—related party	—	8,866
Other accrued expenses	23,791	23,491
Income taxes	22,949	60

Total current liabilities	163,914	261,869

Long-term debt—less current portion		662,412
Deferred income taxes	19,342	—
Other long-term liabilities	—	4
Commitments and contingencies
Member’s equity:
Member’s units, 100 outstanding	—	224,808
Accumulated deficit	—	(922)
Parent’s net investment	396,566	—
Accumulated other comprehensive income	7	22

Total	396,573	223,908

	$579,829	$1,148,193

See notes to consolidated financial statements.

DYNCORP INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Original Predecessor Period	Immediate Predecessor Period			Successor Period
In thousands	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005
Cash flows from operating activities:
Net income (loss)	$18,866	$1,229	$31,360	$59,733	$(922)
Depreciation and amortization	942	301	8,788	6,637	6,087
Loss on disposition of assets	255	—	14	21	—
Provision for losses on accounts receivable	882	—	—	4,338	—
Income from equity joint ventures	(61)	(4)	(135)	(65)	(4)
Deferred taxes	12,723	29	8,729	225	—
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(35,399)	(6,223)	(85,190)	(133,185)	(58,344)
Prepaid expenses and other current assets	1,639		(17,948)	(20,672)	9,866
Accounts payable and accruals	(10,870)	17,340	47,736	80,658	12,017
Income taxes payable	692	(130)	(110)	218	60

Net cash (used in) provided by operating activities	(10,331)	12,542	(6,756)	(2,092)	(31,240)

Cash flows from investing activities:
Net cash paid for businesses acquired	—	(360,931)	—	—	(865,053)
Purchases of property and equipment	(1,011)	(11)	(2,047)	(8,473)	(244)
Dividends received	192	—	—	—	—
Other assets	(101)	(19)	(245)	(2,234)	(4,097)

Net cash used in investing activities	(920)	(360,961)	(2,292)	(10,707)	(869,394)

Cash flows from financing activities:
Net transfers from (to) parent company	13,191	348,854	11,017	14,325	—
Proceeds from capital contributions	—	—	—	—	224,825
Issuance of acquisition debt	—	—	—	—	665,000
Deferred financing costs	—	—	—	—	(18,753)
Net proceeds from credit line	—	—	—	—	35,000

Net cash provided by financing activities	13,191	348,854	11,017	14,325	906,072

Net increase in cash and cash equivalents	1,940	435	1,969	1,526	5,438
Cash and cash equivalents at beginning of period	2,166	4,106	4,541	6,510	8,036

Cash and cash equivalents at end of period	$4,106	$4,541	$6,510	$8,036	$13,474

See notes to consolidated financial statements.

DYNCORP INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY

In thousands	Parent’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Total
Original Predecessor
Balance at March 29, 2002	$63,711		$63,711

Net income	18,866		18,866
Net transfers to DynCorp	13,191		13,191

Balance at March 7, 2003	$95,768		$95,768

Immediate Predecessor
Initial Capitalization–March 8, 2003	$365,037		$365,037

Comprehensive income:
Net income	1,229		1,229
Currency translation adjustment		$9	9

Comprehensive income			1,238

Net transfers to CSC	(12,077)		(12,077)

Balance at March 28, 2003	354,189	9	354,198

Comprehensive income:
Net income	31,360		31,360
Currency translation adjustment		(2)	(2)

Comprehensive income			31,358

Net transfers from CSC	11,017		11,017

Balance at April 2, 2004	396,566	7	396,573

Comprehensive income:
Net income	59,733		59,733
Currency translation adjustment		60	60

Comprehensive income			59,793

Net transfers from CSC	14,325		14,325

Balance at February 11, 2005	$470,624	$67	$470,691

In thousands	Member’s Units	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Successor
Initial Capitalization–February 12, 2005	$224,808	$—	$—	$224,808

Comprehensive loss:
Net loss		(922)		(922)
Currency translation adjustment			22	22

Comprehensive loss				(900)

Balance at April 1, 2005	$224,808	$(922)	$22	$223,908

See notes to consolidated financial statements.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Period From March 30, 2002 to March 7, 2003, 21 Days Ended March 28, 2003,

Year Ended April 2, 2004,

Period From April 3, 2004 to February 11, 2005, and 49 Days Ended April 1, 2005

Note 1—Summary of Significant Accounting Policies

Description of Business and Organization

DynCorp International LLC and subsidiaries, (the “Company”) provide defense and technical services and government outsourced solutions primarily to U.S. government agencies throughout the United States and internationally. Key offerings include aviation services, including maintenance and related support, as well as base maintenance/operations and personal and physical security services. Primary customers include the U.S. Departments of Defense and State, but also include other government agencies, foreign governments, and commercial customers.

The Company and its former parent, DynCorp, were acquired by Computer Sciences Corporation (“CSC”) on March 7, 2003. On February 11, 2005, CSC and DynCorp sold the Company to DynCorp International Inc. (the “Successor Parent”), an entity controlled by The Veritas Capital Fund II, L.P. and its affiliates (“Veritas”). The primary reason for the acquisition and most significant factor contributing to the preliminary goodwill value is the Company’s ability to leverage its infrastructure and management expertise in addressing the government outsourcing trend. The accompanying consolidated financial statements through February 11, 2005, are the historical financial statements of the Company, as reorganized in anticipation of the transaction with the Successor Parent on an “as if pooled” basis. The reorganized Company is the result of transfers of net assets and other wholly owned legal entities by entities under common control.

The two acquisitions were accounted for under the purchase method, and accordingly, the purchase prices were allocated to the net assets acquired based on estimates of the fair values at the dates of the acquisitions and, for the second acquisition, are subject to future adjustments. (See Note 3 for further discussion.) Therefore, the periods presented in the accompanying financial statements reflect new bases of accounting beginning March 8, 2003 and February 12, 2005. The financial statements prior to March 8, 2003, are referred to as the “original predecessor period” statements, the statements from March 8, 2003 to February 11, 2005, are referred to as the “immediate predecessor period” statements and the statements from February 12, 2005, forward are referred to as the “successor period” statements.

The consolidated financial statements have been prepared from the separate records maintained by divisions comprising the Company and may not necessarily be indicative of the conditions that would have existed, or the results of operations if the Company had been operated as a separate company prior to February 12, 2005.

The historical financial statements prior to February 12, 2005, do not reflect the impact of many significant events and changes that have occurred as a result of the separation from CSC, including, but not limited to, the establishment of a stand-alone capital structure; the issuance of the debt securities necessary to effect the sale (and the related incurrence of interest expense); and the creation of independent information technology, purchasing, banking, insurance, and employee benefits programs.

Historically, the Company has relied upon DynCorp and CSC to provide it with certain services more fully described in Note 2. As a separate entity, the Company must develop and implement the systems and infrastructure necessary to support current and future business. The Company and CSC have entered into a Transition Services Agreement (see Note 2) whereby CSC continues to provide some of these functions to the Company for a specified period following the closing of the sale. Following the expiration of the Transition Services Agreement, the Company will be required to perform such functions internally or purchase them from

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

unaffiliated vendors or both. Management estimates that the stand-alone costs for all of the various functions performed by CSC approximate the amounts allocated. It is possible that the Company may not be able to (a) obtain services from unaffiliated providers or (b) employ staff to handle these functions internally at the same costs or other terms and conditions as those enjoyed as a subsidiary of CSC or pursuant to the Transition Services Agreement.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. All wholly owned subsidiaries have been included in the financial statements. Investments in which the Company owns a 20% to 50% ownership interest are accounted for by the equity method. These investments are in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies. The Company has no investments in business entities of less than 20%. Equity method investment income is immaterial for all periods presented.

The Company’s 50% ownership in joint ventures and companies that are not consolidated into the Company’s financial statements as of April 2, 2004 and April 1, 2005, is $487 and $629, respectively, and is accounted for by the equity method. The Company has the right to elect half of the board of directors or other management body.

Industry Segments

The Company operates in two principal operating segments, International Technical Services (ITS), and Field Technical Services (FTS).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management evaluates these estimates and assumptions on an ongoing basis, including those relating to allowances for doubtful accounts, fair value and impairment of intangible assets and goodwill, income taxes, profitability on contracts, anticipated contract modifications, contingencies, and litigation. Actual results could differ from those estimates.

Parent Net Investment

Parent net investment represents DynCorp’s and CSC’s respective net investments in the Company for the original predecessor and immediate predecessor periods. No intercompany interest income or expense was allocated to or included in the accompanying financial statements.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Revenue Recognition

The Company provides its services under cost-reimbursable, time-and-materials, and fixed-price contracts. The form of contract, rather than the type of service offering, is the primary determinant of revenue recognition. Revenues are recognized when persuasive evidence of an arrangement exists, services or products have been provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured. Revenues by contract type for fiscal 2004 and the combined periods in fiscal 2003 and 2005 were as follows:

	2003	2004	2005
Cost reimbursable	39%	44%	34%
Time and materials	31	32	39
Fixed price	30	24	27

Total	100%	100%	100%

For cost-reimbursable contracts, revenue is recorded as reimbursable costs are incurred, including a pro-rata share of probable and estimable fees. For such fees, an estimated factor is applied to costs as incurred, such factor being determined by the contract provisions and prior experience.

For time-and-materials contracts, revenue is recorded at agreed-upon billing rates at the time services are provided, plus materials and other reimbursable costs incurred.

Revenue on fixed-price contracts, including fixed-price-per-unit contracts, is recognized ratably over the contract period, measured by methods appropriate to the services or products provided. Such “output measures” include period of service, such as for aircraft fleet maintenance; units delivered, such as vehicles; and units produced, such as aircraft for which modification has been completed.

Revenue on fixed-price construction or production-type contracts, when they occur, is recognized on the basis of the estimated percentage-of-completion. Progress toward completion is typically measured based on achievement of specified contract milestones, when available, or based on costs incurred as a proportion of estimated total costs. Profit in a given period is reported at the expected profit margin to be achieved on the overall contract. This method can result in the deferral of costs or profit on these contracts. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Revenue on fixed- unit contracts that have a duration of less than six months is recognized on the completed contract method. Work in progress is classified as a component of inventory.

The Company provides for anticipated losses on contracts by a charge to income during the period in which the losses are first identified. Amounts billed but not yet recognized as revenue under certain types of contracts are deferred. Unbilled receivables are stated at estimated realizable value. Contract costs on U.S. government contracts, including indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Substantially all of the Company’s indirect contract costs have been agreed upon through March 28, 2003. Contract revenues on U.S. government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Contract costs are expensed as incurred, except as described above and on certain other production-type fixed-price contracts, where costs are deferred until such time that associated revenue is recognized.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Client contracts may include the provision of more than one of the Company’s services. For revenue arrangements with multiple deliverables, revenue recognition includes the proper identification of separate units of accounting and the allocation of revenue across all elements based on relative fair values.

Property and Equipment

The Company’s depreciation and amortization policies are as follows:

Property and equipment:
Computer and related equipment	3 to 5 years
Furniture and other equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or useful life

The cost of property and equipment, less applicable residual values, is depreciated using the straight-line method. Depreciation commences when the specific asset is complete, installed, and ready for normal use. As part of the purchase accounting, which resulted from the acquisitions of DynCorp by CSC and of the Company by the Successor Parent, all fixed assets were adjusted to fair value on March 7, 2003 and February 11, 2005, thus resetting accumulated depreciation to $0 at each date. See Note 3 for further discussion of the acquisitions.

Indefinite Lived Assets

Indefinite-lived assets are not amortized but are subject to an annual impairment test. The first step of the impairment test, used to identify potential impairment, compares the fair value of each of the Company’s reporting units with its carrying amount including indefinite-lived assets. If the fair value of a reporting unit exceeds its carrying amount, indefinite-lived assets of the reporting unit are not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test shall be performed to measure the amount of the impairment loss, if any. Effective March 28, 2003, April 2, 2004 and April 1, 2005, the Company completed its annual impairment tests. Based on the results of these tests, no impairment losses were identified.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances indicate a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that case, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Income Taxes

The Company’s operating results historically have been included in CSC’s or DynCorp’s consolidated U.S. and state income tax returns and in tax returns of certain CSC and DynCorp foreign subsidiaries. Operating results from February 12, 2005 forward will be included in such returns of DynCorp International Inc. The provision for income taxes in the Company’s consolidated financial statements has been determined on a separate return basis. Deferred tax assets and liabilities are recognized for expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Cash Flows

For purposes of reporting cash and cash equivalents, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Cash payments (refunds) for taxes on income (loss) are as follows. Amounts are for foreign taxes on income (loss). Domestic payments were processed and paid by CSC between March 8, 2003 and February 11, 2005, by DynCorp prior to March 7, 2003, and by DynCorp International Inc. from February 12, 2005 forward.

	Original Predecessor	Immediate Predecessor			Successor
In thousands	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005
Taxes on income (loss)	$1,253	$10	$2,446	$(10)	$2

The Company paid interest of $322 during the 49 days ended April 1, 2005.

Foreign Currency

The Company has determined local currencies are the functional currencies of certain foreign operations. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as accumulated other comprehensive (loss) income (OCI). As of April 2, 2004 and April 1, 2005, the balance of currency translation adjustment included in OCI was an unrealized gain of $7 and $22, respectively.

Stock-Based Compensation

At times, CSC issued stock options to employees, including Company employees, which are described more fully in Note 12. The Company accounts for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the following pro forma net income information for the immediate predecessor periods is presented as if the Company had accounted for stock-based employee compensation using the fair-value-based method. Under the fair-value method, the estimated fair value of stock incentive awards is charged against income on a straight-line basis over the vesting period.

	Immediate Predecessor
	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb. 11, 2005
Net income, as reported	$31,360	$59,733
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(170)	(53)

Pro forma net income	$31,190	$59,680

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

No CSC stock options were granted to Company employees prior to fiscal 2004. The pro forma impact on net income for the original predecessor period from March 30, 2002 to March 7, 2003 of DynCorp stock-based employee compensation was de minimis.

The weighted-average fair value of stock awards granted during fiscal 2004 and the period from April 3, 2004 to February 11, 2005, was $14.60 and $15.96, respectively. The fair value of each stock award was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Immediate Predecessor
	Fiscal Year 2004	Period From April 3, 2004 to Feb. 11, 2005
Risk-free interest rate	2.32%	3.58%
Expected volatility	48%	48%
Expected option term (for volatility calculation)	6.55 years	6.52 years
Expected lives (for Black-Scholes model input)	3.66 years	3.90 years
Annual rate of quarterly dividends	0%	0%

The Company intends to join an equity participation plan to be established in fiscal 2006 by an affiliate. No equity-based awards have been made as of April 1, 2005.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board revised SFAS No. 123. The revised SFAS No. 123 (“SFAS No. 123(R)”), Share-Based Payment, supersedes APB Opinion No. 25. SFAS No. 123(R) requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The effective date of SFAS No. 123(R) for nonpublic entities is as of the beginning of the first annual reporting period that begins after December 15, 2005. The effective date for a nonpublic entity that becomes a public entity after June 15, 2005, and does not file as a small business issuer is the first annual reporting period beginning after the entity becomes a public entity. The Company is still evaluating the effects this pronouncement will have on its consolidated financial position and results of operation, and has not yet determined its timing or method of adoption.

Reclassifications

Certain amounts from previous periods have been reclassified in the accompanying consolidated financial statements to conform to the 2005 presentation. These reclassifications did not affect net income (loss).

Note 2—Transactions Between Parents and the Company

During the period from March 30, 2002 to March 7, 2003, the 21 days ended March 28, 2003, fiscal 2004, and the period from April 3, 2004 to February 11, 2005, the Company’s predecessor parents allocated $11,800, $600, $12,700, and $11,900 respectively, of expenses to the Company incurred for providing executive oversight and corporate headquarter functions, consolidation accounting, treasury, tax, legal, public affairs, human resources, information technology and other services. The Company considers the allocations to be reasonable reflections of the utilization of services provided or the benefit received by the Company. CSC will continue to perform certain of these functions under a transition services agreement, described below, until the Company assumes full responsibility for them as a separate company. Until then, the Company’s costs for these functions will include both charges from CSC under the Transition Services Agreement and the Company’s own costs to initiate and perform these functions.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Transition Services Agreement

The Company and CSC entered into a Transition Services Agreement (“Agreement”) at the closing of the sale of the Company on February 11, 2005. The Agreement sets forth the terms and conditions under which the Company and CSC provide certain services to each other.

The Agreement commenced on the closing of the sale, and each party is obligated to provide specified services for terms ranging from six months to ten years following the closing, unless terminated earlier by either party.

Fees are generally payable on an hourly basis for services performed by individuals or on a fixed monthly charge for the use of systems and related support.

Under the Agreement, the Company is obligated to provide, upon CSC’s request, consultative services relating to legacy employee benefit plans and related matters, and is required to continue to host electronic mail services for specified units of DynCorp that remain as subsidiaries of CSC.

Under the Agreement, CSC agreed to provide the Company with the following significant services:

•	Infrastructure and application support for the Company’s financial and enterprise resource planning systems

•	Payroll tax processing services for a significant portion of the employees of the Company through May 2005

•	Upon request of the Company, consultative services in the areas of accounting, government contract compliance, treasury services, and risk management

Client Service Agreements—CSC and the Company have agreed to continuation and transition terms for certain areas where the two entities support each other’s clients.

Intellectual Property Agreements—CSC has entered into various Intellectual Property Agreements (“IP Agreements) with the Company for certain CSC-owned intellectual property, such as tradename and software license agreements. There is no fee for the granting of the identified licenses to the Company. The IP Agreements were recorded at fair value on February 11, 2005 (see Note 3). The IP Agreements generally provide the Company with an exclusive, perpetual, irrevocable (but terminable) worldwide, royalty-free, fully paid up license to use the intellectual properties. The term of the IP Agreements commenced on the date of the sale of the Company to the Successor Parent and continues as long as the licensee continues to use any of the intellectual property, unless sooner terminated. The IP Agreements may be terminated if an acquisition of the Company takes place or the Company submits in writing to CSC a request to terminate the contract, and CSC may terminate if the Company commits a material breach of these IP Agreements, as described in the IP Agreements.

Transactions under the above agreements were as follows for the 49 days ended April 1, 2005:

Service Provider
CSC	$355
Company	$3

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Management Fee

The Company has entered into a management agreement with Veritas requiring minimum annual management fees of $300. The Company recorded $25 of these fees during the 49 days ended April 1, 2005.

Note 3—Acquisitions

March 7, 2003 Transaction

On March 7, 2003, CSC completed the acquisition of all of the outstanding equity securities of DynCorp, a predecessor parent of the Company. The acquisition was accounted for under the purchase method, and accordingly, the purchase price of the acquisition was allocated to the net assets acquired based on estimates of the fair values at the date of the acquisition. In addition, CSC utilized an independent appraisal in its assessment of the fair values of certain intangible assets. Identified intangible assets including customer contracts and related customer relationships acquired were valued at $159,300, and CSC recognized goodwill of $738,200.

As the Company was never integrated into CSC’s operations, goodwill was allocated to the Company based on an estimate of the relative fair value of the Company to the remaining portion of DynCorp as of March 7, 2003. In addition, the independently appraised value of the customer contracts and related customer relationships was determined on a by-contract basis and thus was specifically identified for the Company.

A summary of the Company assets acquired and liabilities assumed in the March 7, 2003 transaction is as follows:

Estimated Fair Values
Accounts receivable	$146,287
Intangible assets	56,050
Other assets	12,680
Accounts payable and accrued expenses	(87,130)
Other long-term liabilities	(22,539)
Goodwill	259,689

Purchase price	365,037
Less cash received	4,106

Purchase price, net of cash received	$360,931

The $56,050 of intangible assets for customer contracts and related customer relationships had a weighted-average useful life of approximately 10 years and was being amortized based on the estimated timing of related cash flows.

The goodwill recognized of $259,689 was assigned to the reportable segments as follows: Field Technical Services—$120,115, and International Technical Services—$139,574. None of the goodwill was deductible for tax purposes.

February 11, 2005 Transaction

On February 11, 2005, the Successor Parent completed the acquisition of all of the outstanding equity securities of the Company for a purchase price of $865,288, including $775,000 of cash, preferred stock of the Successor Parent valued at $75,000, and transaction expenses. The cash payment and transaction expenses were financed through the issuance of the 9.5% Senior Subordinated Notes, borrowings under the Credit Facility (see Note 10), and DynCorp International’s cash investment of $150,000.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Purchase price allocations are subject to refinement until all pertinent information is obtained. The purchase price is subject to an adjustment to the extent that the defined net working capital of the Company differs from an agreed-upon level. As required under the Purchase Agreement, CSC delivered to the Company a draft calculation of the net working capital on April 6, 2005. The Company delivered to CSC a notice objecting to the draft calculation on May 5, 2005. The Company and CSC are conducting discussions to resolve the Company’s objections to CSC’s draft calculation. The Company and CSC are conducting discussions to resolve the Company’s objections to CSC’s draft calculation. Any adjustment to the purchase price would result in an increase or decrease to the shares of preferred stock of the Successor Parent issued to DynCorp, and would be recorded as an adjustment to goodwill.

The acquisition was accounted for under the purchase method, and accordingly, the preliminary purchase price of the acquisition was allocated to the net assets acquired based on preliminary estimates of the fair values at the date of the acquisition which are subject to future adjustments. The Company has engaged a third party to provide an independent appraisal of the fair values of certain intangible assets. The Company has received preliminary estimates for the intangible assets, and the amounts will be finalized with the anticipated completion of the third-party review during the second quarter of fiscal year 2006.

A preliminary summary of the assets acquired and liabilities assumed in the acquisition is as follows:

Estimated Fair Values
Accounts receivable	$364,170
Prepaid expenses and other current assets	36,008
Intangible assets	312,068
Property and equipment	10,640
Other assets	8,639
Accounts payable and accrued expenses	(210,778)
Other long-term liabilities	(4)
Goodwill	344,545

Purchase price	865,288
Less cash received	8,036

Purchase price, net of cash received	$857,252

The preliminary estimate of intangible assets includes customer relationships and internally developed technologies of $290,381 and $3,369, respectively. The customer relationships have a weighted-average estimated useful life of approximately eight and one-half years and are amortized based on the estimated timing of related cash flows. The internally developed technologies have an estimated useful life of two years and are amortized ratably over the useful life.

The preliminary estimate of recognized goodwill of $344,545 is assigned to the reportable segments as follows: Field Technical Services—$82,214, and International Technical Services—$262,331. The goodwill is not amortized for financial reporting purposes but is deductible for tax purposes.

The Company’s member’s equity at February 12, 2005 reflects DynCorp International Inc.’s investment of $225,000, less related expenses of $192. In connection with the acquisition, Veritas was paid a $12,100 transaction fee and reimbursed for $880 of expenses. The Company also expects to pay $3,900 of employee retention bonuses which are being expensed as earned over a six-month period beginning February 12, 2005.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Note 4—Goodwill and Tradename

A summary of the changes in the carrying amount of indefinite-lived assets by segment is as follows:

	Field Technical Services	International Technical Services	Total
Original Predecessor
Balance as of March 29, 2002	$7,133	$15,385	$22,518
Adjustments	(7,133)	(15,385)	(22,518)

Balance as of March 7, 2003	$—	$—	$—

Immediate Predecessor
Balance as of March 8, 2003	$120,115	$139,574	$259,689
Additions

Balance as of March 28, 2003	120,115	139,574	259,689
Additions
Balance as of April 2, 2004	120,115	139,574	259,689
Adjustments	(120,115)	(139,574)	(259,689)

Balance as of February 11, 2005	$—	$—	$—

Successor
Balance as of February 12, 2005	$83,254	$279,609	$362,863
Additions

Balance as of April 1, 2005	$83,254	$279,609	$362,863

Adjustments are to remove prior goodwill upon the acquisitions of the Company by CSC and the Successor Parent on March 7, 2003 and February 11, 2005, respectively. Goodwill as of March 8, 2003 is the allocated amount of CSC’s goodwill to the Company related to the acquisition of DynCorp. Indefinite-lived assets as of February 12, 2005 are the result of the Successor Parent’s acquisition of the Company as of February 11, 2005.

Note 5—Other Intangible Assets

A summary of amortizable intangible assets as of April 2, 2004, and April 1, 2005 is as follows:

	April 2, 2004
Immediate Predecessor	Weighted-Average Amortization Period	Gross Carrying Value	Accumulated Amortization	Net
Customer-related intangible asset	10	$56,050	$8,174	$47,876
Other	2	22	16	6

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

	April 1, 2005
Successor	Weighted-Average Amortization Period	Gross Carrying Value	Accumulated Amortization	Net
Customer-related intangible asset	8.5	$290,381	$5,094	$285,287
Other	2.0	7,466	383	7,083
Deferred financing cost	7.1	19,821	383	19,438

		$317,668	$5,860	$311,808

Amortization expense related to intangible assets was $0, $259, $7,915, $5,300, and $5,860 for the period from March 30, 2002 to March 7, 2003, the 21 days ended March 28, 2003, the year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005, and the 49 days ended April 1, 2005, respectively. Estimated amortization related to intangible assets at April 1, 2005 for each of the subsequent five years, fiscal 2006 through fiscal 2010, is as follows: $42,905, $42,679, $40,729, $37,560 and $37,488, respectively.

Note 6—Income Taxes

The sources of income (loss) before taxes, classified as between domestic entities and those entities domiciled outside of the United States are as follows:

	Original Predecessor	Immediate Predecessor			Successor
In thousands	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year 2004	Period From April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005
Domestic operations	$30,223	$2,038	$50,865	$94,334	$(693)
Operations outside the United States	616	43	419	355	(169)

	$30,839	$2,081	$51,284	$94,689	$(862)

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

The provision (benefit) for taxes on income (loss) classified between current and deferred and between taxing jurisdictions consist of the following:

	Original Predecessor	Immediate Predecessor			Successor
In thousands	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year 2004	Period From April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005
Current portion:
Federal	$(864)	$742	$9,446	$32,658	$—
State	(91)	71	1,540	1,627	—
Foreign	205	10	209	446	60

	(750)	823	11,195	34,731	60

Deferred portion:
Federal	10,937	28	7,505	214	(349)
State	1,786	1	1,224	11	(14)

	12,723	29	8,729	225	(363)

Total provision (benefit) for income taxes before valuation allowance	$11,973	$852	$19,924	$34,956	$(303)
Valuation allowance	—	—	—	—	363

	$11,973	$852	$19,924	$34,956	$60

The major elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

	Original Predecessor	Immediate Predecessor			Successor
In thousands	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year 2004	Period From April 3, 2004 to Feb. 10, 2005	50 Days Ended April 1, 2005
Statutory rate	35.0%	35.0%	35.0%	35.0%	(35.0)%
State income tax, less effect of federal deduction	3.6	2.3	3.5	1.7	(1.7)
Other	.2	3.6	.4	.2	1.6
Valuation allowance	—	—	—	—	42.1

Effective tax rate	38.8%	40.9%	38.9%	36.9%	7.0%

The Company’s blended state tax rate has been computed by using the same weighted apportionment factor as DynCorp, which is not expected to be materially different than the Company’s expected state tax rate on a separate basis.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

The tax effects of significant temporary differences that comprise deferred tax balances are as follows:

	Immediate Predecessor	Successor
	April 2, 2004	April 1, 2005
Deferred tax (liabilities) assets
Customer intangibles	$(19,342)	$184
Contract accounting	(24,868)	(297)
Net operating loss carryforwards	—	146
Foreign tax credit carryforwards	—	60
Other	2,265	270
Valuation allowance	—	(363)

Total deferred taxes	$(41,945)	$—

Immediate predecessor deferred tax liabilities associated with customer intangibles are classified as long-term liabilities on the balance sheet. The remaining deferred balances are current deferred taxes and are included with foreign income tax liabilities in current income tax liabilities. As the Company’s federal and state taxable income have been combined with that of other entities in the predecessor parents’ consolidated returns, and the associated tax payments were processed and paid by CSC or DynCorp, federal and state current tax liabilities are reflected in the intercompany account, which is included in parent’s net investment in the original predecessor and immediate predecessor periods. The Company has a net operating loss carryforward for regular U.S. federal tax purposes of approximately $397 (expiring in fiscal year 2025).

Note 7—Receivables

Receivables consist of the following:

	Immediate Predecessor	Successor
	April 2, 2004	April 1, 2005
Billed	$99,935	$169,229
Unbilled	135,390	243,362
Unbilled—related party	—	6,409
Other receivables	2,375	3,514

	$237,700	$422,514

Unbilled receivables at April 2, 2004 and April 1, 2005 include $8,906 and $54,484, respectively, related to costs incurred on projects for which the Company has been requested by the customer to begin work under a new contract or extend work under an existing contract, and for which formal contracts or contract modifications have not been executed at the end of the year. The Company records revenue, to the extent of costs, for these anticipated contract modifications. The balance of unbilled receivables consists of costs and fees billable on contract completion or other specified events, the majority of which is expected to be billed and collected within one year. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. government and, once billed, are subject to audit and approval by outside third parties. Consequently, the timing of collection of retention balances of $59 and $40 as of April 2, 2004 and April 1, 2005 is outside the Company’s control. Based on the Company’s historical experience, the majority of the retention balance is expected to be collected beyond one year.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Note 8—Comprehensive Income (Loss)

The components of comprehensive income (loss), net of tax, are as follows (in thousands):

	Original Predecessor	Immediate Predecessor			Successor
	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005
Net income (loss)	$18,866	$1,229	$31,360	$59,733	$(922)
Foreign currency translation adjustment		9	(2)	60	22

Comprehensive income (loss)	$18,866	$1,238	$31,358	$59,793	$(900)

Accumulated other comprehensive income (loss) presented on the accompanying consolidated balance sheets consists of accumulated foreign currency translation adjustments.

Note 9—Savings Plans

Defined Contribution Savings Plans

For the periods presented through February 11, 2005, substantially all domestic Company employees and certain foreign employees were able to participate in (a) one of two legacy defined contribution savings plans sponsored by DynCorp until July 2, 2004, and (b) after July 2, 2004, in a defined contribution savings plan sponsored by CSC, into which the legacy plans merged. The plans allowed employees to contribute a portion of their earnings in accordance with specified guidelines. For the plans sponsored by parent DynCorp at April 2, 2004, plan assets included 6,703,868 shares of CSC’s common stock, of which 3,073,632 shares were held for Company participants. During the years ended March 28, 2003, and April 2, 2004, and the period from April 3, 2004 to February 11, 2005, the Company contributed $7,135, $7,838, and $6,783, respectively.

In 2000, DynCorp had a Savings and Retirement Plan (“SARP”) that was intended to qualify under Section 401(k) of the Internal Revenue Code (“IRC”). The plan allowed eligible employees to defer 1.0% to 15.0% of their compensation on a pretax basis for contribution to their SARP accounts. DynCorp also had an Employee Stock Ownership Plan (“ESOP”), that was established in 1988. The ESOP covered a majority of the employees of the Company. Participants in the ESOP become fully vested after four years of service. Effective January 1, 2001, DynCorp bifurcated the SARP into two plans: the SARP and a new Capital Accumulation and Retirement Plan (“CAP”) (collectively the “Savings Plans”), which were intended to qualify under Section 401(k) of the IRC. At the same time, the ESOP was merged into the two plans. The stock accounts of Company participants in the ESOP were transferred to one or the other of the Savings Plans’ trusts, and Savings Plans participants have the same distribution rights for these ESOP shares as they had in the ESOP.

Until the acquisition of DynCorp by CSC on March 7, 2003, all match and employer contributions that were contributed in shares of stock were in the form of DynCorp shares. On that date existing shares of DynCorp stock held in the plans were converted to shares of CSC stock and, in some cases, shares in a money market fund. After March 7, 2003, match and employer contributions that were contributed in shares of stock were in the form of CSC shares. At that acquisition date, certain additional diversification and distribution rights were given for former ESOP shares and for employer contributions in the form of shares of stock.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Under the bifurcated SARP, the Company could make a matching contribution of 50% of the first 8% of compensation deferred by the employee. The Company could also make a discretionary contribution of 1% of compensation on behalf of eligible participants. An additional matching contribution of 50% of the first 3% of compensation so deferred that was invested in the stock investment fund was removed in December 2002. All Company contributions were invested in the stock investment fund for such participants except under certain collective bargaining contracts and other circumstances where the Company contributions follow the employee’s election. Under the Capital Accumulation and Retirement Plan, the initial Company matching contribution was 25% of the first 8% of compensation deferred by the employee. The same additional matching contribution of 50% for investments of the first 3% in the Company stock investment fund discussed above for SARP was also removed in December 2002 for CAP. Under the CAP, the Company could also make a discretionary contribution of 2% of compensation. Company contributions were either in the form of Company stock or cash to be used by the Savings Plans to acquire Company stock, except under certain collective bargaining contracts and other circumstances where the Company contributions follow the employee’s election and other than those contributions used to pay administrative expenses. Beginning in January 2002, the Plans allowed eligible employees to defer 1% to 50% of their compensation on a pretax basis for contribution to their Savings Plans’ accounts.

In July 2004, the Savings Plans were merged into CSC’s defined contribution plan, the Matched Asset Plan (“MAP”). After the Plan merger, the match and employer contribution formulas in the MAP remained substantially unchanged from their form in the Savings Plans.

Effective January 6, 2005, the MAP was bifurcated into two mirror image plans, the CSC MAP plan and the DynCorp International MAP plan. The Company adopted an amendment to the DynCorp International MAP plan that prevented any new Company or participant contributions going to the CSC stock fund, changed all new Company contributions to cash, made all CSC stock fund amounts diversifiable, and offered the CSC stock fund as an investment alternative for two years. All other terms of the plan are unchanged.

Other Benefit Plans

In 1997, DynCorp established the Supplemental Executive Retirement Plan, which offered certain executives additional retirement benefits in the form of a 10-year certain stream of payments based on a percentage of final-year annual compensation. The plan also included pre- and postretirement lump-sum death benefit provisions. For Company participants in the plan, the Company recorded a liability in the amount of $200 as of April 2, 2004, for these retirement balances. At the date of the sale of the Company to Veritas, participants were deemed to be terminated and the Company’s obligations under the plan ceased. However a successor plan will be established, giving credit for prior service, the effect of which will be to establish a comparable liability. The Company has recorded a related liability of $222 at April 1, 2005.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Note 10—Long-Term Debt

Long-term debt consists of the following:

April 1, 2005
Credit facility:
Revolving credit line	$35,000
Term loans	345,000
Senior subordinated notes	320,000

700,000
Less current portion of long-term debt	37,588

$662,412

Credit Facility—The Company entered into a Credit Facility on February 11, 2005, which provides for a revolving credit line and term loans. Borrowings under the Credit Facility are secured by substantially all assets of the Company and the capital stock of the Company’s subsidiaries.

The revolving credit line provides for borrowings of up to $75,000, less outstanding letters of credit. The Company may elect to receive advances under the revolving credit line in the form of either Base Rate advances or Eurodollar advances, as defined by the Credit Facility. The outstanding advances bear interest at the applicable Base Rate plus the Applicable Margin (1.5% at April 1, 2005) or Eurodollar Rate plus the Applicable Margin (2.5% at April 1, 2005), as defined by the Credit Facility, and are due in 2010. At April 1, 2005, availability under the revolving credit line for additional borrowings was approximately $35,000. The Credit Facility requires an unused line fee equal to 0.5% per annum, payable monthly in arrears, of the unused portion of the revolving credit facility.

The Credit Facility also provides for a commitment guarantee of a maximum of $15,000 for letters of credit. The Credit Facility requires letter of credit fees equal to 2.5%, payable monthly in arrears on the amount available for drawing under all letters of credit. The Company has $5,144 outstanding letters of credit at April 1, 2005.

Term Loans under the Credit Facility initially provided $345,000 to the Company and are due in quarterly payments of $863 through April 1, 2010, and $81,938 thereafter, with final payment due February 11, 2011. Interest is due quarterly at the Base Rate plus the Applicable Margin or the Eurodollar Rate plus the Applicable Margin (1.75% per annum and 2.75% per annum at April 1, 2005, respectively).

The Credit Facility requires defined prepayments of borrowings based on excess cash flows and certain other events. No prepayments were required based on 2005 operating results.

9.5% Senior Subordinated Notes—The Company has senior subordinated notes totaling $320,000 with various financial institutions at April 1, 2005. Interest on the Notes is due semiannually at a fixed annual rate of 9.5%. The Notes are due on February 15, 2013, or upon a defined change in control or certain offering and are general unsecured obligations of DynCorp International and certain guarantor subsidiaries.

Prior to February 15, 2009, the Company can redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount of the Notes plus a defined make-whole premium, plus accrued interest to the redemption date. After February 15, 2009, the Company can redeem the Notes, in whole or in part, at defined redemption

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

prices, plus accrued interest to the redemption date. The Company can also redeem up to 35% of the original aggregate principal amount of the Notes at any time before February 15, 2008, with the net cash proceeds of certain equity offerings at a price equal to 109.5% of the principal amount of the Notes, plus accrued interest to the redemption date. The holders of the Notes may require the Company to repurchase the Notes at defined prices in the event of certain asset sales or change-of-control events.

The Credit Facility and the Notes contain various financial covenants, including minimum levels of EBITDA, minimum interest and fixed charge coverage ratios, and maximum capital expenditures and total leverage ratio. Nonfinancial covenants restrict the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness, prepay other indebtedness, or amend certain debt instruments; pay dividends; create liens on assets; enter into sale and leaseback transactions; make investments, loans, or advances; issue certain equity instruments; make acquisitions; engage in mergers or consolidations or engage in certain transactions with affiliates; and otherwise restrict certain corporate activities. The Company was in compliance with its various financial and nonfinancial covenants at April 1, 2005.

The carrying amount of the Company’s borrowings under its Credit Facility approximates fair value based on the variable interest rates of this debt. The carrying value of the Company’s other long-term debt approximates fair value based on its recent issuance.

Scheduled maturities of long-term debt for each of the fiscal years subsequent to April 1, 2005, are as follows:

2006	$37,588
2007	3,450
2008	3,450
2009	4,312
2010	3,450
Thereafter	647,750

$700,000

Note 11—Commitments and Contingencies

Commitments

The Company has operating leases for the use of certain property and equipment. Operating leases are noncancelable, cancelable only by the payment of penalties, or cancelable upon one month’s notice. All lease payments are based on the lapse of time but include, in some cases, payments for insurance, maintenance, and property taxes. There are no purchase options on operating leases at favorable terms, but most leases have one or more renewal options. Certain leases on real estate property are subject to annual escalations for increases in utilities and property taxes. Lease rental expense amounted to $8,553, $503, $19,588, $11,271, and $1,748 for the period from March 30, 2002 to March 7, 2003, the 21 days ended March 28, 2003, the year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005, and the 49 days ended April 1, 2005, respectively.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Minimum fixed rentals required for the next five years and thereafter under operating leases in effect at April 1, 2005, are as follows:

Fiscal Year	Real Estate	Equipment
2006	$10,257	$1,987
2007	2,242	843
2008	926	751
2009	130	55
2010	—	—
Thereafter	—	—

	$13,555	$3,636

The Company has no significant long-term purchase agreements with service providers.

Contingencies

The primary financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable. Departments and agencies of the U.S. federal government account for all but minor portions of the Company’s customer base, minimizing credit risk. Furthermore, the Company continuously reviews all accounts receivable and records provisions for doubtful accounts as needed.

Litigation

The Company and its subsidiaries and affiliates are involved in various claims and lawsuits, including contract disputes and claims based on allegations of negligence and other tortious conduct. In most cases, the Company has denied or believes it has a basis to deny liability, and in some cases has offsetting claims against the plaintiffs, third parties, or insurance carriers. The Company has recorded such damages and penalties that are considered to be probable recoveries against the Company or its subsidiaries.

On September 11, 2001, a class action lawsuit seeking $100,000 on behalf of approximately 10,000 citizens of Ecuador was filed against the Company. The lawsuit alleges personal injury, property damage and wrongful death as a consequence of the spraying of narcotic crops along the Colombian border adjacent to Ecuador. The terms of the contract with the client, the U.S. Department of State, provide that the Department of State will indemnify the Company against all third-party claims and liabilities arising out of the contract that are not otherwise covered by insurance, subject to certain specified funding ceilings. We are also entitled to indemnification by CSC in connection with this lawsuit, subject to certain limitations. In addition, the Company expects to be protected by the government contractor immunity defense.

Sometime in 2004 or early in 2005, an Iraqi company filed three separate actions against the Company for an aggregate amount of approximately $50,000 in rental fees and other payments allegedly owed by the Company in connection with its lease of three hotels in Baghdad. The Company has no relationship with the Iraqi company and is not in privity of contract with it. DynCorp International leases the hotels from another company, has evidence of payment to that company for all amounts due, and is working with Iraqi counsel for that company to prepare its defense and obtain dismissal of the action. In the event that the court decides against the Company in this lawsuit, it could have a material adverse effect on the Company’s financial condition and may affect the Company’s ability to service its debt obligations.

It is the opinion of Company management that ultimate liability, if any, with respect to these and any other disputes will not be material to the Company’s consolidated financial statements.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Note 12—Equity Incentive Plans

Immediately prior to the acquisition of DynCorp by CSC on March 7, 2003, all outstanding and exercisable DynCorp stock options, whether or not vested, were canceled and the holders became entitled to receive a cash payment equal to the excess, if any, of the merger consideration over the exercise price of the DynCorp stock option. Each outstanding share of DynCorp stock was converted into $15.00 cash and 1.394 shares of CSC stock.

The Company participated in CSC’s eight stock incentive plans, which authorize the issuance of stock options, restricted stock and other stock-based incentives to employees upon terms approved by the Compensation Committee of the Board of Directors.

Information concerning CSC stock options granted to employees of the Company is as follows:

	Fiscal 2004		Period From April 3, 2004 to Feb. 11, 2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	—	—	45,000	$33.83
Granted	45,000	$33.83	57,725	39.04
Exercised	—	—	—	—
Canceled	—	—	81,225	37.27

Outstanding, end of period	45,000	$33.83	21,500	$34.86

No CSC stock options were granted to Company employees prior to fiscal 2004. At April 2, 2004 and February 12, 2005, there were 3,000 and 21,500 stock options exercisable, respectively.

	April 2, 2004
	Options Outstanding
Range of Option Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$33.16	40,000	$33.16	9.08
$39.19	5,000	$39.19	9.48

On February 12, 2005, all unvested CSC stock options were canceled as a result of the sale. The Company intends to join an equity participation plan established by an affiliate, DIV Holding LLC, in fiscal year 2006.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Note 13—Composition of Certain Financial Statement Captions

	Immediate Predecessor April 2, 2004	Successor April 1, 2005
Prepaid expenses and other current assets:
Prepaid expenses	$11,457	$13,074
Inventories	7,687	3,596
Work-in-process	4,408	9,320
Note receivable	487	258

	$24,039	$26,248

Property and equipment at cost:
Computers and other equipment	$3,500	$6,239
Buildings and improvements	385	428
Leasehold improvements	147	1,263
Office furniture and fixtures	138	2,954

	4,170	10,884
Less accumulated depreciation and amortization	648	227

	$3,522	$10,657

Other assets:
Investments in affiliates	$487	$629

Other accrued liabilities:
Insurance	$22,600	$11,902
Interest	—	7,349
Billings in excess of revenues on uncompleted contracts	165	3,044
Accrued contract losses	—	602
Other	1,026	594

	$23,791	$23,491

Accrued payroll and employee benefits:
Salaries, bonuses, and amounts withheld from employees’ compensation	$37,573	$37,615
Accrued vacation	12,450	16,883
Accrued contributions to employee benefit plans	1,512	1,689

	$51,535	$56,187

Note 14—Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Expense	Deductions (1)	Balance at End of Period
Allowance for doubtful accounts:
March 30, 2002—March 7, 2003	$1,178	$882	$—	$2,060
March 8, 2003—March 28, 2003	2,060	—	—	2,060
March 29, 2003—April 2, 2004	2,060	—	(872)	1,188
April 3, 2004—February 11, 2005	1,188	4,338	(1,026)	4,500
February 12, 2005—April 1, 2005	4,500	—	—	4,500

(1)	Uncollectible accounts written off net of recoveries.

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

Note 15—Segment and Geographic Information

The Company’s business primarily involves providing worldwide maintenance support to U.S. military aircraft and various defense technical services. The Company is organized into two major business areas, Field Technical Services (“FTS”) and International Technical Services (“ITS”). FTS primarily offers aviation services, including maintenance and modifications, training, aftermarket logistics support, avionics upgrades, field installations, and aircraft operations and training. ITS primarily offers base maintenance/operations and personal and physical security services. The Company provides services domestically and in foreign countries under contracts with the U.S. government and some foreign customers. The risks associated with the Company’s foreign operations relating to foreign currency fluctuation and political and economic conditions in foreign countries have not had a significant negative impact to the Company. The Company operates principally within a regulatory environment subject to governmental contracting and accounting requirements, including Federal Acquisition Regulations, Cost Accounting Standards, and audits by various U.S. federal agencies.

The DynCorp International Home Office component represents assets not included in a reporting segment and is primarily comprised of cash and cash equivalents, deferred tax assets and liabilities, internally developed software, fixed assets, unallocated general corporate costs, and depreciation and amortization related to the long-lived assets not included in a reporting segment.

The reporting segments follow the same accounting policies outlined in Note 1—Summary of Significant Accounting Policies included in the notes to the Company’s audited consolidated financial statements for the fiscal year ended April 1, 2005. All inter-segment transactions and balances have been eliminated from the reporting segments’ presented results.

DynCorp International LLC (the “Company”) was a wholly owned subsidiary of DynCorp, which was acquired by Computer Sciences Corporation (“CSC”) on March 7, 2003. On February 11, 2005 CSC and DynCorp sold the Company to a newly formed entity (the “Successor Parent”) affiliated with The Veritas Capital Fund II, L.P. (“Veritas”). The two acquisitions were accounted for under the purchase method, and accordingly, the purchase prices were allocated to the net assets acquired based on estimates of the fair values at the date of the acquisitions and, for the second acquisition, is subject to future adjustments. Therefore, the reporting segment information reflects a new basis of accounting beginning March 8, 2003 and February 12, 2005. The information presented for periods prior to March 8, 2003 are referred to as the “original predecessor period”, the information presented for the periods from March 8, 2003 to February 11, 2005 are referred to as the “immediate predecessor period” and the information presented for the periods from February 12, 2005 forward are referred to as the “successor period”.

The table below presents financial information for the respective periods, for the two reportable segments, and for financial items that cannot be allocated to either operating segment:

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

	Field Technical Services	International Technical Services	DynCorp International Home Office	Total
Original Predecessor
Period From March 30, 2002 to March 7, 2003
Revenues	$447,721	$411,552	$(161)	$859,112
Earnings before interest and taxes	15,969	18,702	(3,875)	30,796
Depreciation and amortization	544	596	(198)	942

Immediate Predecessor
21 Days Ended March 28, 2003
Revenues	$30,805	$28,435	$—	$59,240
Earnings before interest and taxes	1,081	998	—	2,079
Depreciation and amortization	157	144	—	301
Assets	221,557	260,755	(1,215)	481,097

Fiscal Year Ended April 2, 2004
Revenues	$582,476	$631,672	$141	$1,214,289
Earnings before interest and taxes	25,144	26,189	(113)	51,220
Depreciation and amortization	2,358	6,382	48	8,788
Assets	253,673	326,158	(2)	579,829

Period From April 3, 2004 to February 11, 2005
Revenues	$594,480	$1,059,713	$112	$1,654,305
Earnings before interest and taxes	27,755	68,198	(1,434)	94,519
Depreciation and amortization	3,878	2,731	28	6,637
Assets	257,747	462,662	14,638	735,047

Successor
49 Days Ended April 1, 2005
Revenues	$93,674	$173,007	$(77)	$266,604
Earnings before interest and taxes	3,662	3,447	76	7,185
Depreciation and amortization	1,500	4,045	542	6,087
Assets	310,303	821,649	16,241	1,148,193

DYNCORP INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)

A reconciliation of earnings before interest and taxes to net income (loss) is as follows:

	Original Predecessor	Immediate Predecessor			Successor
	Period From March 30, 2002 to March 7, 2003	21 Days Ended March 28, 2003	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005
Earnings before interest and taxes	$30,796	$2,079	$51,220	$94,519	$7,185
Interest income	43	2	64	170	7
Interest expense					(8,054)
Income taxes	(11,973)	(852)	(19,924)	(34,956)	(60)

Net income (loss)	$18,866	$1,229	$31,360	$59,733	$(922)

The Company’s management believes that earnings before interest and taxes provides useful information in order to assess the Company’s performance and results of operations. The measure is utilized to determine executive compensation, along with other measures.

Revenue by geography for the period from March 30, 2002 to March 7, 2003, the year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005, and the 49 days ended April 1, 2005, is as follows. Revenue by geography is based on the location of the provision of service.

	Original Predecessor	Immediate Predecessor		Successor
	Period From March 30, 2002 to March 7, 2003	Fiscal Year Ended April 2, 2004	Period From April 3, 2004 to Feb. 11, 2005	49 Days Ended April 1, 2005
United States	$436,708	$578,671	$557,700	$97,455
Middle East	140,207	338,868	816,084	130,312
Other Americas	120,709	146,892	132,920	20,023
Europe	94,425	93,827	88,449	8,192
Other	67,063	56,031	59,152	10,622

Total	$859,112	$1,214,289	$1,654,305	$266,604

The Company operates with insignificant values of property and equipment.

The Company derives the majority of its revenues from departments and agencies of the U. S. government. U.S. federal government revenue accounted for 94.8% and 95.3% of the Company’s revenues for the period from March 30, 2002 to March 7, 2003, and fiscal 2004, respectively. At April 2, 2004 and April 1, 2005 accounts receivable due from the U.S. federal government represented 97.90% and 98.1% of total receivables, respectively.

Note 16—Consolidating Financial Statements of Subsidiary Guarantors

As of April 1, 2005, the Company had outstanding $320 million aggregate principal amount of 9.5% senior subordinated notes due 2013. These senior subordinated notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated unsecured basis by the following subsidiaries of DynCorp International LLC:

DTS Aviation Services LLC, DynCorp Aerospace Operations LLC, DynCorp International Services LLC, Dyn Marine Services LLC, DynCorp International of Nigeria LLC, Dyn Marine Services of Virginia LLC, Services International LLC, and Worldwide Humanitarian Services LLC

The following supplemental consolidating financial statements present:

1.	Consolidating balance sheets as of April 2, 2004 (Immediate Predecessor Company) and April 1, 2005 (Successor Company), and the related consolidating statements of operations, and cash flows for the period from March 30, 2002 to March 7, 2003 (Original Predecessor Company operations), the 21 days ended March 28, 2003, the fiscal year ended April 2, 2004, the period from April 3, 2004 to February 11, 2005 (Immediate Predecessor Company operations), and the 49 days ended April 1, 2005 (Successor Company operations).

2.	DynCorp International LLC (the “Parent” and “Co-Issuer”), the combined Subsidiary Guarantors and the combined Subsidiary Non-Guarantors account for their investments in subsidiaries using the equity method of accounting; therefore, the Parent column reflects the equity income (loss) of its Subsidiary Guarantors and Subsidiary Non-Guarantors, which are also separately reflected in the stand-alone Subsidiary Guarantors and Subsidiary Non-Guarantors column. Additionally, the Subsidiary Guarantors column reflects the equity income (loss) of its Subsidiary Non-Guarantors, which are also separately reflected in the stand-alone Subsidiary Non-Guarantors column.

3.	Elimination entries necessary to consolidate the Parent and all of its Subsidiaries.

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

SUCCESSOR COMPANY

APRIL 1, 2005

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$10,531	$1,423	$1,520	$—	$13,474
Receivables, net	382,575	39,102	837	—	422,514
Prepaid expenses and other current assets	23,335	1,104	1,809	—	26,248

Total current assets	416,441	41,629	4,166	—	462,236

Property and equipment, net	6,951	3,210	496	—	10,657
Other assets:
Goodwill	326,973	17,572	—	—	344,545
Tradename	18,318	—	—	—	18,318
Customer-related intangibles, net	270,737	14,550	—	—	285,287
Other intangibles, net	6,722	361	—	—	7,083
Investment in subsidiaries	(495)	4	—	491	—
Deferred financing costs, net	19,438	—	—	—	19,438
Other assets	629	—	—	—	629
Intercompany receivables	50,343	—	8,467	(58,810)	—

Total other assets	692,665	32,487	8,467	(58,319)	675,300

Total assets	$1,116,057	$77,326	$13,129	$(58,319)	$1,148,193

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Current portion of long-term debt	$37,588	$—	$—	$—	$37,588
Accounts payable	135,238	439	—	—	135,677
Accrued payroll and employee costs	27,005	16,266	12,916	—	56,187
Other accrued expenses	30,010	2,094	253	—	32,357
Income taxes	(108)	168	—	—	60

Total current liabilities	229,733	18,967	13,169	—	261,869

Long-term debt—less current portion	662,412	—	—	—	662,412
Other long-term liabilities	4	—	—	—	4
Intercompany payables	—	58,810	—	(58,810)	—
Member’s equity	223,908	(451)	(40)	491	223,908

Total liabilities and member’s equity	$1,116,057	$77,326	$13,129	$(58,319)	$1,148,193

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION

SUCCESSOR COMPANY OPERATIONS

FOR THE PERIOD FROM FEBRUARY 12, 2005 THROUGH APRIL 1, 2005

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Revenues	$235,395	$31,209	$35,921	$(35,921)	$266,604

Cost of services	214,570	30,809	35,948	(35,921)	245,406
Selling, general and administrative	7,903	505	—	—	8,408
Depreciation and amortization	5,244	351	10	—	5,605

Operating income	7,678	(456)	(37)	—	7,185
Interest income	(6)	(1)	—	—	(7)
Equity in income (loss) of subsidiaries	(495)	4	—	491	—
Interest expense	8,054	—	—	—	8,054

Loss before income taxes	(865)	(451)	(37)	491	(862)
Provision for income taxes	57	—	3	—	60

Net loss	$(922)	$(451)	$(40)	$491	$(922)

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

SUCCESSOR COMPANY OPERATIONS

FOR THE PERIOD FROM FEBRUARY 12, 2005 THROUGH APRIL 1, 2005

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(16,372)	$(15,847)	$979	$—	$(31,240)

Cash flows from investing activities:
Net cash paid for business acquired	(865,053)	—	—	—	(865,053)
Purchases of property and equipment	53	(297)	—	—	(244)
Other assets	(4,097)	—	—	—	(4,097)

Net cash used in investing activities	(869,097)	(297)	—	—	(869,394)

Cash flows from financing activities:
Net transfers (to) from parent company	(14,702)	16,256	(1,554)	—	—
Stock issuance	10	—	(10)	—	—
Proceeds from capital contributions	224,825	—	—	—	224,825
Issuance of acquisition debt	665,000	—	—	—	665,000
Deferred financing costs	(18,753)	—	—	—	(18,753)
Net proceeds from credit line	35,000	—	—	—	35,000

Net cash provided by (used in) financing activities	891,380	16,256	(1,564)	—	906,072

Net increase in cash and cash equivalents	5,911	112	(585)	—	5,438
Cash and cash equivalents at beginning of period	4,620	1,311	2,105	—	8,036

Cash and cash equivalents at end of period	$10,531	$1,423	$1,520	$—	$13,474

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION

IMMEDIATE PREDECESSOR COMPANY OPERATIONS

FOR THE PERIOD FROM APRIL 3, 2004 THROUGH FEBRUARY 11, 2005

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Revenues	$1,440,397	$213,908	$175,372	$(175,372)	$1,654,305

Cost of services	1,300,693	195,825	174,963	(175,372)	1,496,109
Selling, general and administrative	49,659	8,090	6	—	57,755
Depreciation and amortization	5,174	669	79	—	5,922

Operating income	84,871	9,324	324	—	94,519
Other expense (income)	(169)	(1)	—	—	(170)
Equity in income of subsidiaries	8,052	286	—	(8,338)	—
Interest expense	17	(16)	(1)	—	0

Income before income taxes	93,075	9,627	325	(8,338)	94,689
Provision for income taxes	33,342	1,614	—	—	34,956

Net income	$59,733	$8,013	$325	$(8,338)	$59,733

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

IMMEDIATE PREDECESSOR COMPANY OPERATIONS

FOR THE PERIOD FROM APRIL 3, 2004 THROUGH FEBRUARY 11, 2005

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(11,814)	$3,825	$5,897	$—	$(2,092)

Cash flows from investing activities:
Purchases of property and equipment	(4,714)	(3,612)	(147)	—	(8,473)
Other assets	(2,234)	—	—	—	(2,234)

Net cash used in investing activities	(6,948)	(3,612)	(147)	—	(10,707)

Cash flows from financing activities:
Net transfers from (to) parent company	19,985	(157)	(5,503)	—	14,325

Net cash provided by (used in) financing activities	19,985	(157)	(5,503)	—	14,325

Net increase in cash and cash equivalents	1,223	56	247	—	1,526
Cash and cash equivalents at beginning of period	3,397	1,255	1,858	—	6,510

Cash and cash equivalents at end of period	$4,620	$1,311	$2,105	$—	$8,036

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

IMMEDIATE PREDECESSOR COMPANY

APRIL 2, 2004

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$3,397	$1,255	$1,858	$—	$6,510
Receivables, net	204,219	33,315	166	—	237,700
Prepaid expenses and other current assets	21,638	1,856	545	—	24,039

Total current assets	229,254	36,426	2,569	—	268,249

Property and equipment, net	2,762	322	438	—	3,522
Other assets:
Goodwill	246,445	13,244	—	—	259,689
Customer-related intangibles, net	45,434	2,442	—	—	47,876
Other intangibles, net	6	—	—	—	6
Investment in subsidiaries	7,885	266	—	(8,151)	—
Other assets	487	—	—	—	487
Intercompany receivables	24,820	—	1,995	(26,815)	—

Total other assets	325,077	15,952	1,995	(34,966)	308,058

Total assets	$557,093	$52,700	$5,002	$(34,966)	$579,829

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable	$65,575	$64	$—	$—	$65,639
Accrued payroll and employee costs	33,364	13,298	4,873	—	51,535
Other accrued expenses	19,338	4,462	(9)	—	23,791
Income taxes	22,901	180	(132)	—	22,949

Total current liabilities	141,178	18,004	4,732	—	163,914

Deferred income taxes	19,342	—	—	—	19,342
Intercompany payables	—	26,815	—	(26,815)	—
Member’s equity	396,573	7,881	270	(8,151)	396,573

Total liabilities and member’s equity	$557,093	$52,700	$5,002	$(34,966)	$579,829

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION

IMMEDIATE PREDECESSOR COMPANY OPERATIONS

FISCAL YEAR ENDED APRIL 2, 2004

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Revenues	$910,761	$303,528	$113,227	$(113,227)	$1,214,289

Cost of services	820,548	286,474	112,776	(113,227)	1,106,571
Selling, general and administrative	39,573	8,775	2	—	48,350
Depreciation and amortization	7,458	661	29	—	8,148

Operating income	43,182	7,618	420	—	51,220
Interest income	(52)	(12)	—	—	(64)
Equity in income of subsidiaries	7,885	266	—	(8,151)	—
Interest expense	(5)	5	—	—	—

Income before income taxes	51,124	7,891	420	(8,151)	51,284
Provision for income taxes	19,764	10	150	—	19,924

Net income	$31,360	$7,881	$270	$(8,151)	$31,360

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

IMMEDIATE PREDECESSOR COMPANY OPERATIONS

FISCAL YEAR ENDED APRIL 2, 2004

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(17,778)	$9,540	$1,482	$—	$(6,756)

Cash flows from investing activities:
Purchases of property and equipment	(1,155)	(441)	(451)	—	(2,047)
Other investing cash flows	(245)	—	—	—	(245)

Net cash used in investing activities	(1,400)	(441)	(451)	—	(2,292)

Cash flows from financing activities:
Net transfers from (to) parent company	19,643	(8,466)	(160)	—	11,017

Net cash provided by (used in) financing activities	19,643	(8,466)	(160)	—	11,017

Net increase in cash and cash equivalents	465	633	871	—	1,969
Cash and cash equivalents at beginning of period	2,932	622	987	—	4,541

Cash and cash equivalents at end of period	$3,397	$1,255	$1,858	$—	$6,510

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION

IMMEDIATE PREDECESSOR COMPANY OPERATIONS

FOR THE PERIOD FROM MARCH 8, 2003 THROUGH MARCH 28, 2003

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Revenues	$41,574	$17,666	$6,422	$(6,422)	$59,240

Cost of services	36,826	16,694	6,384	(6,422)	53,482
Selling, general and administrative	2,855	558	1	—	3,414
Depreciation and amortization	236	29	—	—	265

Operating income	1,657	385	37	—	2,079
Interest income	(1)	—	(1)	—	(2)
Equity in income of subsidiaries	411	26	—	(437)	—

Income before income taxes	2,069	411	38	(437)	2,081
Provision for income taxes	840	—	12	—	852

Net income	$1,229	$411	$26	$(437)	$1,229

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

IMMEDIATE PREDECESSOR COMPANY OPERATIONS

FOR THE PERIOD FROM MARCH 8, 2003 THROUGH MARCH 28, 2003

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$26,695	$(14,603)	$450	$—	$12,542

Cash flows from investing activities:
Net cash paid for business acquired	(360,931)	—	—	—	(360,931)
Purchases of property and equipment	14	(25)	—	—	(11)
Other assets	(19)	—	—	—	(19)

Net cash used for investing	(360,936)	(25)	—	—	(360,961)

Cash flows from financing activities:
Net transfers from (to) parent company	334,517	14,692	(355)	—	348,854

Net cash provided by (used in) financing activities	334,517	14,692	(355)	—	348,854

Net increase in cash and cash equivalents	276	64	95	—	435
Cash and cash equivalents at beginning of period	2,652	562	892	—	4,106

Cash and cash equivalents at end of period	$2,928	$626	$987	$—	$4,541

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION

ORIGINAL PREDECESSOR COMPANY OPERATIONS

FOR THE PERIOD FROM MARCH 30, 2002 THROUGH MARCH 7, 2003

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Revenues	$570,566	$288,546	$104,898	$(104,898)	$859,112

Cost of services	515,610	272,672	104,265	(104,898)	787,649
Selling, general and administrative	31,184	9,120	12	—	40,316
Depreciation and amortization	96	252	3	—	351

Operating income	23,676	6,502	618	—	30,796
Interest income	(29)	(11)	(3)	—	(43)
Equity in income of subsidiaries	6,926	419	—	(7,345)	—

Income before income taxes	30,631	6,932	621	(7,345)	30,839
Provision for income taxes	11,765	6	202	—	11,973

Net income	$18,866	$6,926	$419	$(7,345)	$18,866

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION

ORIGINAL PREDECESSOR COMPANY OPERATIONS

FOR THE PERIOD FROM MARCH 30, 2002 THROUGH MARCH 7, 2003

In thousands	Parent Company	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net cash used in operating activities	$(2,383)	$(2,875)	$(5,073)	$—	$(10,331)

Cash flows from investing activities:
Purchases of property and equipment	(951)	(52)	(8)	—	(1,011)
Other investing cash flows	91	—	—	—	91

Net cash used in investing activities	(860)	(52)	(8)	—	(920)

Cash flows from financing activities:
Net transfers from parent company	4,703	3,733	4,755	—	13,191

Net cash provided by financing activities	4,703	3,733	4,755	—	13,191

Net increase (decrease) in cash and cash equivalents	1,460	806	(326)	—	1,940
Cash and cash equivalents at beginning of period	1,192	(244)	1,218	—	2,166

Cash and cash equivalents at end of period	$2,652	$562	$892	$—	$4,106

DYNCORP INTERNATIONAL LLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Immediate Predecessor	Successor
In thousands	Three Months Ended July 2, 2004	Three Months Ended July 1, 2005
	(Unaudited)	(Unaudited)
Revenues	$406,894	$425,055

Costs of services	367,021	378,658
Selling, general and administrative	15,650	19,159
Depreciation and amortization	1,773	10,685

Operating income	22,450	16,553
Other expense (income):
Interest expense	—	13,837
Interest income	(25)	—

Income before income taxes	22,475	2,716
Provision for income taxes	8,577	639

Net income	$13,898	$2,077

See notes to condensed consolidated financial statements.

DYNCORP INTERNATIONAL LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

In thousands	April 1, 2005	July 1, 2005
		(Unaudited)
Current assets:
Cash and cash equivalents	$13,474	$28,589
Receivables, net of allowance for doubtful accounts of $4,500 and $4,494 at April 1, 2005 and July 1, 2005	422,514	376,426
Deferred tax asset	—	547
Prepaid expenses and other current assets	26,248	25,643

Total current assets	462,236	431,205

Property and equipment at cost, less accumulated depreciation of $227 and $708 at April 1, 2005 and July 1, 2005	10,657	10,612
Other assets:
Goodwill	344,545	344,545
Tradename	18,318	18,318
Customer related intangibles, net of accumulated amortization of $5,094 and $14,690 at April 1, 2005 and July 1, 2005	285,287	275,691
Other intangibles, net of accumulated amortization of $383 and $1,192 at April 1, 2005 and July 1, 2005	7,083	6,992
Deferred financing costs—net of accumulated amortization of $383 and $1,097 at April 1, 2005 and July 1, 2005	19,438	18,724
Other assets	629	727

Total other assets	675,300	664,997

	$1,148,193	$1,106,814

See notes to condensed consolidated financial statements.

DYNCORP INTERNATIONAL LLC

CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

LIABILITIES AND MEMBER’S EQUITY

In thousands	April 1, 2005	July 1, 2005
		(Unaudited)
Current liabilities:
Current portion of long-term debt	$37,588	$2,588
Accounts payable	135,677	112,123
Accrued payroll and employee costs	56,187	64,788
Accrued expenses—related party	8,866	9,499
Other accrued expenses	23,491	29,633
Income taxes	60	615

Total current liabilities	261,869	219,246

Long-term debt—less current portion	662,412	661,550
Deferred income taxes	—	301
Other long-term liabilities	4	—
Commitments and contingencies
Member’s equity:
Member’s units, 100 outstanding	224,808	224,808
Accumulated (deficit) surplus	(922)	1,155
Accumulated other comprehensive income (loss)	22	(246)

Total	223,908	225,717

	$1,148,193	$1,106,814

See notes to condensed consolidated financial statements.

DYNCORP INTERNATIONAL LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Immediate Predecessor	Successor
In thousands	Three Months Ended July 2, 2004	Three Months Ended July 1, 2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$13,898	$2,077
Depreciation and amortization	1,992	10,894
Deferred financing cost amortization	—	714
Income from equity joint ventures	(154)	(20)
Provision for losses on accounts receivable	1,273	—
Deferred taxes	—	(109)
Changes in assets and liabilities:
Accounts receivable	(6,043)	46,088
Prepaid expenses and other current assets	(6,463)	356
Accounts payable and accruals	234	(8,182)
Income taxes payable	836	555

Net cash provided by operating activities	5,573	52,373

Cash flows from investing activities:
Purchases of property and equipment	(2,626)	(446)
Other assets	(2)	(466)

Net cash used in investing activities	(2,628)	(912)

Cash flows from financing activities:
Net transfers to parent company	(6,948)	—
Payments on credit facility	—	(35,000)
Payments on acquisition debt	—	(863)
Purchase of interest rate cap	—	(483)

Net cash used in financing activities	(6,948)	(36,346)

Net (decrease) increase in cash and cash equivalents	(4,003)	15,115
Cash and cash equivalents at beginning of period	6,510	13,474

Cash and cash equivalents at end of period	$2,507	$28,589

See notes to condensed consolidated financial statements.

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(In Thousands)

Note 1—Description of Organization

DynCorp International LLC (the “Company”) was a wholly owned subsidiary of DynCorp, which was acquired by Computer Sciences Corporation (“CSC”) on March 7, 2003. On February 11, 2005, CSC and DynCorp sold the Company to a newly formed entity (the “Successor Parent”) affiliated with The Veritas Capital Fund II, L.P. (“Veritas”). The formation of the reorganized DynCorp International LLC is the result of transfers of net assets and other wholly owned legal entities by entities under common control.

The two acquisitions were accounted for under the purchase method, and accordingly, the purchase prices were allocated to the net assets acquired based on estimates of the fair values at the dates of the acquisitions and, for the second acquisition, is subject to future adjustments. (See Note 3 for further discussion.) Therefore, the periods presented in the accompanying financial statements reflect a new basis of accounting beginning March 8, 2003 and February 12, 2005. The financial statements from March 8, 2003 to February 11, 2005 are referred to as the “immediate predecessor period” statements and the statements from February 12, 2005 forward are referred to as the “successor period” statements.

Note 2—Basis of Presentation and Principles of Consolidation

Basis of Presentation

The condensed consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. These condensed consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “Commission”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that all disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto included herein for the fiscal year ended April 1, 2005.

In the opinion of management, all adjustments necessary to fairly present the Company’s financial position at July 1, 2005, and April 1, 2005 and results of operations and cash flows for the three months ended July 1, 2005 and July 2, 2004 have been included. The results of operations for the three months ended July 1, 2005 are not necessarily indicative of the results to be expected for the full fiscal year or for any future periods.

The Company uses estimates and assumptions required for preparation of the financial statements. The estimates are primarily based on historical experience and business knowledge and are revised as circumstances change. However, actual results could differ from the estimates.

Principles of Consolidation

All intercompany transactions and balances have been eliminated in consolidation. All wholly owned subsidiaries have been included in the financial statements. The Company has no active majority-owned subsidiaries. Investments in which the Company owns a 20% to 50% ownership interest are accounted for by the equity method. These investments are in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies. The Company has no investments in business entities of less than 20%.

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

The following table sets forth the Company’s ownership in joint ventures and companies that are not consolidated into the Company’s financial statements as of July 1, 2005, and are accounted for by the equity method. For all of the entities listed below, the Company has the right to elect half of the board of directors or other management body. Economic rights are indicated by the ownership percentages listed below.

Dyn Al-Rushaid Services LLC	50.0%
DynCorp-Hiberna Ltd.	50.0%
DynPuertoRico Corporation	49.9%

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board revised SFAS No. 123 (SFAS 123), “Accounting for Stock Based Compensation.” The revised SFAS 123 (SFAS 123(R)), “Share-Based Payment,” supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The effective date of SFAS 123(R) for nonpublic entities is as of the beginning of the first annual reporting period that begins after December 15, 2005. The effective date for a nonpublic entity that becomes a public entity after June 15, 2005 and does not file as a small business issuer is the first annual reporting period beginning after the entity becomes a public entity. The Company is still evaluating the effects this pronouncement will have on its consolidated financial position and results of operation, and has not yet determined its timing or method of adoption.

Reclassifications

Certain amounts from previous periods have been reclassified in the accompanying consolidated financial statements to conform to the fiscal 2006 presentation. These reclassifications did not affect net income.

Note 3—Acquisitions

February 11, 2005 Transaction

On February 11, 2005, the Successor Parent completed the acquisition of all of the outstanding equity securities of the Company for a purchase price of $865,288, including $775,000 of cash, preferred stock of the Successor Parent valued at $75,000, and transaction expenses. The cash payment and transaction expenses were financed through the issuance of the 9.5% Senior Subordinated Notes, borrowings under the Credit Facility, and the Successor Parent’s investment of $150,000.

Purchase price allocations are subject to refinement until all pertinent information is obtained. The purchase price is subject to an adjustment to the extent that the net working capital of the Company differs from an agreed-upon level. As required under the Purchase Agreement, CSC delivered to the Company a draft calculation of the net working capital on April 6, 2005. The Company delivered to CSC a notice objecting to the draft calculation on May 5, 2005. The Company and CSC are conducting discussions to resolve the Company’s objections to CSC’s draft calculation. The Company and CSC are conducting discussions to resolve the Company’s objections to CSC’s draft calculation. Any adjustment to the purchase price would result in an increase or decrease to the shares of preferred stock of the Successor Parent issued to DynCorp, and would be recorded as an adjustment to goodwill.

The acquisition was accounted for under the purchase method, and accordingly, the preliminary purchase price of the acquisition was allocated to the net assets acquired based on preliminary estimates of the fair values at the date of the acquisition and are subject to future adjustments. The Company has engaged a third party to

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

provide an independent appraisal of the fair values of certain intangible assets. The Company has received preliminary estimates for the intangible assets, and the amounts will be finalized with the anticipated completion of the third-party review during the second quarter of fiscal year 2006.

A preliminary summary of the assets acquired and liabilities assumed in the acquisition is as follows:

Estimated Fair Values
Accounts receivable	$364,170
Prepaid expenses and other current assets	36,008
Intangible assets	312,068
Property and equipment	10,640
Other assets	8,639
Accounts payable and accrued expenses	(210,778)
Other long-term liabilities	(4)
Goodwill	344,545

Purchase price	865,288
Less cash received	8,036

Purchase price, net of cash received	$857,252

The preliminary estimate of intangible assets includes customer relationships and internally developed technologies of $290,381 and $3,369, respectively. The customer relationships were valued a contract level and are amortized ratably over the estimated life used in determining contract specific value. When measuring across all contracts, customer relationships have a weighted-average estimated useful life of approximately 8.5 years. The internally developed technologies have an estimated useful life of 2 years and are amortized ratably over the useful life.

The preliminary estimate of recognized goodwill of $344,545 is assigned to the reportable segments as follows: Field Technical Services—$82,214 and International Technical Services—$262,331. The goodwill is not amortized for financial reporting purposes but is deductible for tax purposes.

The Company’s member’s equity at February 12, 2005 reflects DynCorp International Inc.’s investment of $225,000, less related expenses of $192. In connection with the acquisition, Veritas was paid a $12,100 transaction fee and reimbursed for $880 of expenses. The Company also paid $3,875 of employee retention bonuses which were expensed over the six-month period beginning February 12, 2005.

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Note 4—Stock-Based Compensation

CSC issued stock options to employees, including DynCorp International employees, prior to February 11, 2005. DynCorp International accounts for stock-based employee compensation under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the following pro forma net income information for the immediate predecessor period is presented as if DynCorp International accounted for stock-based employee compensation using the fair value based method. Under the fair value method, the estimated fair value of stock incentive awards is charged against income on a straight-line basis over the vesting period.

Immediate Predecessor
Three Months Ended July 2, 2004
Net income, as reported	$13,898
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(15)

Pro forma net income	$13,883

Immediately prior to the acquisition of DynCorp by CSC on March 7, 2003, all outstanding and exercisable DynCorp stock options, whether or not vested, were cancelled and the holders became entitled to receive a cash payment equal to the excess, if any, of the merger consideration over the exercise price of the DynCorp stock option. Each outstanding share of DynCorp stock was converted into $15.00 cash and 1.394 shares of CSC stock. On February 12, 2005, all unvested CSC stock options were cancelled as a result of the sale.

The Company intends to join an equity participation plan established by an affiliate, DIV Holding LLC, in fiscal year 2006.

Note 5—Transactions between Parents and the Company

During the three month period ended July 2, 2004, the Company’s predecessor parents allocated $954 of expenses to the Company incurred for providing executive oversight and corporate headquarter functions, consolidation accounting, treasury, tax, legal, public affairs, human resources, information technology and other services. These allocations have been determined on bases that are consistent with allocations to the parents’ other operations, and the Company considers the allocations to be reasonable reflections of the utilization of services provided or the benefit received by the Company. CSC will continue to perform certain of these functions under a transition services agreement, described below, until the Company assumes full responsibility for them as a separate company. Until then, the Company’s costs for these functions will include both charges from CSC under the Transition Services Agreement and the Company’s own costs to initiate and perform these functions.

Transition Services Agreement

The Company and CSC entered into a Transition Services Agreement (“Agreement”) at the closing of the sale of the Company on February 11, 2005. The Agreement sets forth the terms and conditions under which the Company and CSC provide certain services to each other.

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

The Agreement commenced on the closing of the sale, and each party is obligated to provide specified services for terms ranging from six months to ten years following the closing, unless terminated earlier.

Fees are generally payable on an hourly basis for services performed by individuals or on a fixed monthly charge for the use of systems and related support.

Under the Agreement, the Company is obligated to provide, upon CSC’s request, consultative services relating to legacy employee benefit plans and related matters, and is required to continue to host electronic mail services for specified units of DynCorp that remain as subsidiaries of CSC.

Under the Agreement, CSC agreed to provide the Company with the following significant services:

•	infrastructure and application support for the Company’s financial and enterprise resource planning systems.

•	payroll tax processing services for a significant portion of the employees of the Company thru May 2005.

•	upon request of the Company, consultative services in the areas of accounting, government contract compliance, treasury services, and risk management.

Client Service Agreements—CSC and the Company have agreed to continuation and transition terms for certain areas where the two entities support each other’s clients.

Intellectual Property Agreements—CSC has entered into various Intellectual Property Agreements (“IP Agreements) with the Company for certain CSC-owned intellectual property, such as trademark and software license agreements. There is no fee for the granting of the identified licenses to the Company. The IP Agreements were recorded at fair value on February 11, 2005 (see Note 3). The IP Agreements generally provide the Company with an exclusive, perpetual, irrevocable (but terminable) worldwide, royalty-free, fully paid up license to use the intellectual properties. The term of the IP Agreements commenced on the date of the sale of the Company to the Successor Parent and continues as long as the licensee continues to use any of the intellectual property, unless sooner terminated. The IP Agreements may be terminated if an acquisition of the Company takes place, the Company submits in writing to CSC a request to terminate the contract, and CSC may terminate if the Company commits a material breach of these IP Agreements, as described in the IP Agreements.

Transactions under the above agreements were as follows for the three months ended July 1, 2005:

Service Provider
CSC	$644
Company	$2

Management Fee

Veritas requires minimum annual management fees of $300. The Company recorded $75 of these fees during the three months ended July 1, 2005.

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Note 6—Other Intangible Assets

A summary of amortizable intangible assets as of April 1, 2005 and July 1, 2005 is as follows:

	April 1, 2005		July 1, 2005
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Customer-related intangible asset	$290,381	($5,094)	$290,381	($14,690)
Other	7,466	(383)	8,184	(1,192)
Deferred financing cost	19,821	(383)	19,821	(1,097)

	$317,668	($5,860)	$318,386	($16,979)

Amortization expense related to intangibles was $11,119 for the three months ended July 1, 2005. Estimated amortization related to intangible assets at July 1, 2005 for fiscal 2006 through 2010, is as follows: $42,905, $42,679, $40,729, $37,560 and $37,488, respectively.

Note 7—Receivables

Receivables consist of the following:

	Period Ending
	April 1, 2005	July 1, 2005
Billed	$169,229	$131,779
Unbilled	243,362	237,575
Unbilled—related party	6,409	3,485
Other receivables	3,514	3,587

	$422,514	$376,426

Unbilled receivables at April 1, 2005 and July 1, 2005 include $54,484 and $27,683, respectively, related to costs incurred on projects for which the Company has been requested by the customer to begin work under a new contract or extend work under an existing contract, and for which formal contracts or contract modifications have not been executed at the end of the year. The Company records revenue, to the extent of costs, for these anticipated contract modifications. The balance of unbilled receivables consists of costs and fees billable on contract completion or other specified events, the majority of which is expected to be billed and collected within one year. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by outside third parties. Consequently, the timing of collection of retention balances is outside the Company’s control. Based on the Company’s historical experience, the majority of the retention balance is expected to be collected beyond one year.

Note 8—Cash Flows

Cash payments for interest on indebtedness were $6,562 and $0 for the three months ended July 1, 2005 and July 2, 2004, respectively. Net cash payments for taxes on income were $312 and $0 for the three months ended July 1, 2005 and July 2, 2004, respectively.

Note 9—Derivatives and Other Comprehensive Income (Loss)

Derivative financial instruments are recognized as either assets or liabilities in the balance sheet and carried at fair value. Gains or losses on derivatives designated as cash flow hedges are initially reported as a component of other comprehensive income and later classified into earnings in the period in which the hedged item also affects earnings.

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

The Company has entered into an interest rate cap for a notional amount of $172,500 to limit, through May 4, 2008, its interest rate risk on $172,500 of variable rate debt. The Company entered into the interest rate cap effective May 4, 2005 and paid a premium of $483. The interest rate cap has been designated by the Company as a cash flow hedge. As of July 1, 2005 the fair value of the interest rate cap was $109 which was recorded in the accompanying condensed consolidated balance sheet in other assets with the reduction in fair value, net of tax, recorded in equity as other comprehensive loss. The interest rate cap has the effect of placing a ceiling on the interest expense the Company could incur on $172,500 of variable debt indexed to the London Interbank Offering Rate (“LIBOR”) at 6.5% plus the applicable floating spread (2.75% at July 1, 2005) as defined by the Credit Facility.

	Immediate Predecessor	Successor
	Three Months Ended July 2, 2004	Three Months Ended July 1, 2005
Net income	$13,898	$2,077
Interest rate cap adjustment	—	(237)
Foreign currency translation adjustment	(9)	(31)

Comprehensive income	$13,889	$1,809

Accumulated other comprehensive income presented on the accompanying consolidated balance sheets consists of accumulated foreign currency translation adjustments and accumulated fair value adjustments related to the Company’s interest rate cap.

Note 10—Contingencies

Contingencies

The primary financial instruments which potentially subject the Company to concentrations of credit risk are accounts receivable. Departments and agencies of the U.S. Federal government account for all but minor portions of the Company’s customer base, minimizing credit risk. Furthermore, the Company continuously reviews all accounts receivable and records provisions for doubtful accounts as needed.

Litigation

The Company and its subsidiaries and affiliates are involved in various claims and lawsuits, including contract disputes and claims based on allegations of negligence and other tortious conduct. In most cases, the Company has denied or believes it has a basis to deny liability, and in some cases have offsetting claims against the plaintiffs, third parties or insurance carriers. The Company has recorded such damages and penalties that are considered to be probable recoveries against the Company or its subsidiaries.

On September 11, 2001, a class action lawsuit seeking $100,000 on behalf of approximately 10,000 citizens of Ecuador was filed against the Company. The lawsuit alleges personal injury, property damage and wrongful death as a consequence of the spraying of narcotic crops along the Colombian border adjacent to Ecuador. The terms of the contract with the client, the U.S. Department of State, provide that the Department of State will indemnify the Company against all third party claims and liabilities arising out of the contract that are not otherwise covered by insurance, subject to certain specified funding ceilings. We are also entitled to indemnification by CSC in connection with this lawsuit, subject to certain limitations. In addition, the Company expects to be protected by the government contractor immunity defense.

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Additionally, in an Iraqi court of first instance, three actions against the Company were brought by Al-Katin, an Iraqi company, for approximately $50 million in rental fees and other payments allegedly owed by the Company in connection with its lease of three hotels in Baghdad. It is not known when these cases were filed or served against the Company; however, documents recently reviewed indicate that the court papers were translated from Arabic into English during the first week of February 2005. The Company has no relationship with Al-Katin and is not in privity of contract with it. An adverse ruling in this case that results in monetary judgment could have a material adverse effect on our results of operations and may affect the Company’s ability to service its debt obligations.

It is the opinion of Company management that ultimate liability, if any, with respect to these and any other disputes will not be material to the Company’s consolidated financial statements.

Note 11—Long-Term Debt

Long-term debt consists of the following:

	April 1, 2005	July 1, 2005
Credit Facility:
Revolving credit line	$35,000	$—
Term loans	345,000	344,138
Senior subordinated notes	320,000	320,000

	700,000	664,138
Less current portion of long-term debt	37,588	2,588

	$662,412	$661,550

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

Note 12—Composition of Certain Financial Statement Captions

	April 1, 2005	July 1, 2005
Prepaid expenses and other current assets:
Prepaid expenses	$13,074	$11,077
Inventories	3,596	3,578
Work in process	9,320	10,988
Note receivable	258	—

	$26,248	$25,643

Property and equipment at cost:
Computers and other equipment	$6,239	$6,657
Buildings and improvements	428	428
Leasehold improvements	1,263	1,263
Office furniture and fixtures	2,954	2,972

	10,884	11,320
Less accumulated depreciation and amortization	227	708

	$10,657	$10,612

Other assets:
Investments in affiliates	$629	$618
Other	—	109

	$629	$727

Other accrued liabilities:
Insurance	$11,902	$14,904
Interest	7,349	11,695
Billings in excess of revenues on uncompleted contracts	3,044	1,837
Accrued contract losses	602	705
Other	594	492

	$23,491	$29,633

Accrued payroll and employee benefits:
Salaries, bonuses and amounts withheld from employees’ compensation	$37,615	$46,767
Accrued vacation	16,883	16,472
Accrued contributions to employee benefit plans	1,689	1,549

	$56,187	$64,788

Note 13—Segment and Geographic Information

The Company’s business primarily involves providing worldwide maintenance support to U.S. military aircraft and various defense technical services. The Company is organized into two major business areas, Field Technical Services (“FTS”) and International Technical Services (“ITS”). FTS primarily offers aviation services, including maintenance and modifications, training, aftermarket logistics support, avionics upgrades, field installations, and aircraft operations and training. ITS primarily offers base maintenance/operations and personal and physical security services. The Company provides services domestically and in foreign countries under contracts with the U.S. Government and some foreign customers. The risks associated with the Company’s

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

foreign operations relating to foreign currency fluctuation and political and economic conditions in foreign countries have not had a significant negative impact to the Company. The Company operates principally within a regulatory environment subject to governmental contracting and accounting requirements, including Federal Acquisition Regulations, Cost Accounting Standards and audits by various U.S. federal agencies.

The DynCorp International Home Office component represents assets not included in a reporting segment and is primarily comprised of cash and cash equivalents, deferred tax assets and liabilities, internally developed software, fixed assets, unallocated general corporate costs, and depreciation and amortization related to the long-lived assets.

The reporting segments follow the same accounting policies outlined in Note 1—Summary of Significant Accounting Policies included in the notes to the Company’s audited consolidated financial statements for the fiscal year ended April 1, 2005. All inter-segment transactions and balances have been eliminated from the reporting segments’ presented results.

DynCorp International LLC (the “Company”) was a wholly owned subsidiary of DynCorp, which was acquired by Computer Sciences Corporation (“CSC”) on March 7, 2003. On February 11, 2005 CSC and DynCorp sold the Company to a newly formed entity (the “Successor Parent”) affiliated with The Veritas Capital Fund II, L.P. (“Veritas”). The two acquisitions were accounted for under the purchase method, and accordingly, the purchase prices were allocated to the net assets acquired based on estimates of the fair values at the date of the acquisitions and, for the second acquisition, is subject to future adjustments. Therefore, the reporting segment information reflects a new basis of accounting beginning March 8, 2003 and February 12, 2005. The information presented for the periods from March 8, 2003 to February 11, 2005 are referred to as the “immediate predecessor period” and the information presented for the periods from February 12, 2005 forward are referred to as the “successor period”.

The table below presents financial information for the respective periods, for the two reportable segments and for financial items that cannot be allocated to either operating segment:

	Field Technical Services	International Technical Services	DynCorp International Home Office	Total
Immediate Predecessor
Three Months Ended July 2, 2004
Revenues	$172,942	$233,954	$(2)	$406,894
Earnings before interest and taxes	11,576	10,768	131	22,475
Depreciation and amortization	536	1,443	13	1,992
Assets	216,217	367,012	4,606	$587,835

Successor
Three Months Ended July 1, 2005
Revenues	$169,452	$255,603	$—	$425,055
Earnings before interest and taxes	7,678	10,181	(1,306)	16,553
Depreciation and amortization	2,922	7,563	409	10,894
Assets	305,856	776,580	24,378	1,106,814

DYNCORP INTERNATIONAL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In Thousands)

A reconciliation of earnings before interest and taxes to net income is as follows:

	Immediate Predecessor	Successor
	Three Month Period Ended July 2, 2004	Three Month Period Ended July 1, 2005
Earnings before interest and taxes	$22,475	$16,553
Interest income	—	—
Interest expense	—	(13,837)
Income Taxes	(8,577)	(639)

Net Income	$13,898	$2,077

The Company’s management believes that earnings before interest and taxes provides useful information in order to assess the Company’s performance and results of operations. The measure is utilized to determine executive compensation along with other measures.

Note 14—Consolidating Financial Statements of Subsidiary Guarantors

As of July 1, 2005, the Company had outstanding $320 million aggregate principal amount of 9.5% senior subordinated notes due 2013. These senior subordinated notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated unsecured basis by the following subsidiaries of DynCorp International LLC:

DTS Aviation Services LLC, DynCorp Aerospace Operations LLC, DynCorp International Services LLC, Dyn Marine Services LLC, DynCorp International of Nigeria LLC, Dyn Marine Services of Virginia LLC, Services International LLC, and Worldwide Humanitarian Services LLC

The following supplemental consolidating financial statements present:

1.	Consolidating balance sheets as of April 1, 2005 and July 1, 2005, consolidating statements of operations and cash flows for the three month periods ended July 2, 2004 (Immediate Predecessor) and July 1, 2005 (Successor).

2.	DynCorp International LLC (the “Parent” and “Co-Issuer”), the combined Subsidiary Guarantors and the combined Subsidiary Non-Guarantors account for their investments in subsidiaries using the equity method of accounting; therefore, the Parent column reflects the equity income (loss) of its Subsidiary Guarantors and Subsidiary Non-Guarantors, which are also separately reflected in the stand-alone Subsidiary Guarantors and Subsidiary Non-Guarantors column. Additionally, the Subsidiary Guarantors column reflects the equity income (loss) of its Subsidiary Non-Guarantors, which are also separately reflected in the stand-alone Subsidiary Non-Guarantors column.

3.	Elimination entries necessary to consolidate the Parent and all of its Subsidiaries.

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

SUCCESSOR COMPANY

APRIL 1, 2005

	Parent Company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$10,531	$1,423	$1,520	$—	$13,474
Receivables, net	382,575	39,102	837	—	422,514
Prepaid expenses and other current assets	23,335	1,104	1,809	—	26,248

Total current assets	416,441	41,629	4,166	—	462,236

Property and equipment, net	6,951	3,210	496	—	10,657
Other assets:
Goodwill	326,973	17,572	—	—	344,545
Tradename	18,318	—	—	—	18,318
Customer related intangibles, net	270,737	14,550	—	—	285,287
Other intangibles, net	6,722	361	—	—	7,083
Investment in subsidiaries	(495)	4	—	491	—
Deferred financing costs, net	19,438	—	—	—	19,438
Other assets	629	—	—	—	629
Intercompany receivables	50,343	1	8,467	(58,811)	—

Total other assets	692,665	32,488	8,467	(58,320)	675,300

Total assets	$1,116,057	$77,327	$13,129	$(58,320)	$1,148,193

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Current portion of long-term debt	$37,588	$—	$—	$—	$37,588
Accounts payable	135,238	439	—	—	135,677
Accrued payroll and employee costs	27,005	16,266	12,916	—	56,187
Other accrued expenses	30,010	2,094	253	—	32,357
Income taxes	(108)	168	—	—	60

Total current liabilities	229,733	18,967	13,169	—	261,869

Long-term debt—less current portion	662,412	—	—	—	662,412
Other long-term liabilities	4	—	—	—	4
Intercompany payables	—	58,810	—	(58,810)	—
Member’s equity	223,908	(450)	(40)	490	223,908

Total liabilities and member’s equity	$1,116,057	$77,327	$13,129	$(58,320)	$1,148,193

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION

SUCCESSOR COMPANY OPERATIONS

JULY 1, 2005

(Unaudited)

	Parent Company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$24,560	$2,216	$1,813	$—	$28,589
Receivables, net	340,411	36,164	(149)	—	376,426
Deferred tax asset	547	—	—	—	547
Prepaid expenses and other current assets	24,145	(424)	1,922	—	25,643

Total current assets	389,663	37,956	3,586	—	431,205

Property and equipment, net	6,973	3,108	531	—	10,612
Other assets:
Goodwill	326,973	17,572	—	—	344,545
Tradename	18,318	—	—	—	18,318
Customer related intangibles, net	261,652	14,039	—	—	275,691
Other intangibles, net	6,621	371	—	—	6,992
Investment in subsidiaries	159,827	31,434	—	(191,261)	—
Deferred financing costs, net	18,724	—	—	—	18,724
Other assets	(1,517)	2,244	—	—	727
Intercompany receivables	—	76,655	43,787	(120,442)	—

Total other assets	790,598	142,315	43,787	(311,703)	664,997

Total assets	$1,187,234	$183,379	$47,904	$(311,703)	$1,106,814

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Current portion of long-term debt	$2,588	$—	$—	$—	$2,588
Accounts payable	112,199	(76)	—	—	112,123
Accrued payroll and employee costs	27,832	20,873	16,083	—	64,788
Other accrued expenses	37,747	1,135	250	—	39,132
Income taxes	(1,142)	1,756	1	—	615

Total current liabilities	179,224	23,688	16,334	—	219,246

Long-term debt—less current portion	661,550	—	—	—	661,550
Deferred income taxes	301	—	—	—	301
Other long-term liabilities	—	—	—	—	—
Intercompany payables	120,442	—	—	(120,442)	—
Member’s equity	225,717	159,691	31,570	(191,261)	225,717

Total liabilities and member’s equity	$1,187,234	$183,379	$47,904	$(311,703)	$1,106,814

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION

IMMEDIATE PREDECESSOR COMPANY OPERATIONS

FOR THE THREE MONTHS ENDED JULY 2, 2004

(Unaudited)

	Parent Company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
Revenues	345,429	61,465	42,083	(42,083)	406,894

Cost of services	312,309	54,825	41,970	(42,083)	367,021
Selling, general and administrative	11,460	4,190	—	—	15,650
Depreciation and amortization	1,639	124	10	—	1,773

Operating income	20,021	2,326	103	—	22,450
Interest income	(25)			—	(25)
Equity in income of subsidiaries	2,129	126	—	(2,255)	—

Income before income taxes	22,175	2,452	103	(2,255)	22,475
Provision (benefit) for income taxes	8,277	313	(13)	—	8,577

Net income	13,898	2,139	116	(2,255)	13,898

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS INFORMATION

SUCCESSOR COMPANY OPERATIONS

FOR THE THREE MONTHS ENDED JULY 1, 2005

(Unaudited)

	Parent Company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
Revenues	373,427	51,628	48,157	(48,157)	425,055

Cost of services	329,698	49,084	48,033	(48,157)	378,658
Selling, general and administrative	17,988	1,170	1	—	19,159
Depreciation and amortization	10,560	102	23	—	10,685

Operating income	15,181	1,272	100	—	16,553
Equity in income of subsidiaries	1,360	88	—	(1,448)	—
Interest expense	13,837	—	—	—	13,837

Income before income taxes	2,704	1,360	100	(1,448)	2,716
Provision for income taxes	627	—	12	—	639

Net income	2,077	1,360	88	(1,448)	2,077

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW INFORMATION

IMMEDIATE PREDECESSOR COMPANY OPERATIONS

FOR THE THREE MONTHS ENDED JULY 2, 2004

(Unaudited)

	Parent	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(8,341)	$6,396	$7,518	$—	$5,573

Cash flows from investing activities:
Purchase of property and equipment	(2,519)	(72)	(35)	—	(2,626)
Other assets	(2)	—	—	—	(2)

Net cash used for investing	(2,521)	(72)	(35)	—	(2,628)

Cash flows from financing activities:
Net transfers from (to) parent company	5,753	(6,290)	(6,411)	—	(6,948)

Net cash provided by (used in) financing activities	5,753	(6,290)	(6,411)	—	(6,948)

Net increase in cash and cash equivalents	(5,109)	34	1,072	—	(4,003)
Cash and cash equivalents at beginning of period	3,397	1,255	1,858	—	6,510

Cash and cash equivalents at end of period	$(1,712)	$1,289	$2,930	$—	$2,507

DYNCORP INTERNATIONAL LLC AND SUBSIDIARIES

GUARANTOR SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW INFORMATION

SUCCESSOR COMPANY OPERATIONS FOR THE THREE MONTHS ENDED JULY 1, 2005

(Unaudited)

	Parent	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$70,748	$(22,525)	$4,150	$—	$52,373

Cash flows from investing activities:
Purchase of property and equipment	(387)	—	(59)	—	(446)
Other assets	(466)	—	—	—	(466)

Net cash used for investing	(853)	—	(59)	—	(912)

Cash flows from financing activities:
Net transfers from (to) parent company	(19,520)	23,318	(3,798)	—	—
Payments on debt	(35,863)	—	—	—	(35,863)
Purchase of interest rate cap	(483)	—	—	—	(483)

Net cash provided by (used in) financing activities	(55,866)	23,318	(3,798)	—	(36,346)

Net increase in cash and cash equivalents	14,029	793	293	—	15,115
Cash and cash equivalents at beginning of period	10,531	1,423	1,520	—	13,474

Cash and cash equivalents at end of period	$24,560	$2,216	$1,813	$—	$28,589

PROSPECTUS DATED                         , 2005

$320,000,000

DynCorp International LLC

DIV Capital Corporation

Offer to Exchange

9.500% Senior Subordinated Notes due 2011, Series B

for any and all outstanding

9.500% Senior Subordinated Notes due 2011, Series A

PROSPECTUS

The issuers have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or the issuers’ solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of our company have not changed since the date hereof.

Until                     , 2005 (90 days from the date of this prospectus), all dealers effecting transactions in the Securities, whether or not participating in this exchange offer, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Indemnification Under the Delaware Limited Liability Company Act

DynCorp International LLC, a co-issuer of the New Notes, and DynCorp Aerospace Operations LLC, DynCorp International of Nigeria LLC, Services International LLC and Worldwide Humanitarian Services LLC, each a guarantor of the New Notes, are limited liability companies organized under the laws of the State of Delaware. Section 18-108 of the Delaware Limited Liability Company Act, or the Delaware Act, provides that a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement.

Indemnification Under the Operating Agreements of DynCorp International LLC and Certain Guarantors

The operating agreement of DynCorp International LLC provides that to the fullest extent permitted by applicable law, a covered person (defined as any member of the Board, a Member, any affiliate of a member of the Board or a member, any officer, director, shareholder, partner, member, employee, representative or agent of a member of the Board or a Member, or their respective affiliates, or any employee of DynCorp International LLC or its affiliates) will be entitled to indemnification from the company, as defined in the agreement, as applicable for any loss, damage or claim incurred by the covered person by reason of any act or omission performed or omitted by the covered person in good faith on behalf of the company and in a manner reasonably believed to be within the scope of authority conferred on the covered person by the operating agreement; provided, however, that any indemnity will be provided out of and to the extent of company assets only, and no covered person will have any personal liability on account thereof.

The operating agreements of DynCorp Aerospace Operations LLC, DynCorp International of Nigeria LLC, Services International LLC and Worldwide Humanitarian Services LLC each provide that to the fullest extent permitted by applicable law, a covered person (defined as a manager, member, any affiliate of the manager or a member, any officers, directors, shareholders, partners, members, employees, representatives or agents of the Manager or a Member, or their respective affiliates, or any employee of those companies or their affiliates) will be entitled to indemnification from the company, as defined in the agreement, as applicable for any loss, damage or claim incurred by the covered person by reason of any act or omission performed or omitted by the covered person in good faith on behalf of the company and in a manner reasonably believed to be within the scope of authority conferred on the covered person by the operating agreement; provided, however, that any indemnity will be provided out of and to the extent of company assets only, and no covered person will have any personal liability on account thereof.

Indemnification Under the Delaware General Corporation Law

DIV Capital Corporation, a co-issuer of the New Notes, is a corporation incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director

(1) for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3) for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(4) for any transaction from which the director derived an improper personal benefit.

These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification Under the By-Laws of DIV Capital Corporation

The by-laws of DIV Capital Corporation provide that, to the fullest extent permitted by applicable law, the Company shall indemnify, and advance Expenses (as hereinafter defined) to, each and every person who is or was a director, officer, employee, agent or fiduciary of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in which such person is or was serving at the request of the Company and who, because of any such position or status, is directly or indirectly involved in any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative (a “Proceeding”). “Expenses” shall include all reasonable attorneys’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a Proceeding.

Indemnification under the Virginia Limited Liability Company Act

DynCorp International Services LLC and Dyn Marine Services of Virginia LLC are limited liability companies organized under the Limited Liability Company Act of the Commonwealth of Virginia (the “Virginia L.L.C. Law”). Section 13.1-1009 of the Virginia L.L.C. Law empowers a Virginia limited liability company to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, member, employee or agent of such company, or is or was serving at the request of such company as a director, officer, member, employee or agent of another company, corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the company’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Virginia limited liability company may indemnify officers and directors against expenses (including attorneys’ fees) in an action by or in the right of the company under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the company. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the company must indemnify him against the expenses which such officer or director actually and reasonably incurred.

Indemnification Under the Operating Agreements of DynCorp International Services LLC and Dyn Marine Services of Virginia LLC

The Operating Agreements of DynCorp International Services LLC and Dyn Marine Services of Virginia LLC provide that to the fullest extent permitted by applicable law, a covered person (defined as a manager, member, any affiliate of the manager or a member, any officers, directors, shareholders, partners, members, employees, representatives or agents of the Manager or a Member, or their respective affiliates, or any employee of DynCorp International Services LLC or Dyn Marine Services LLC or their affiliates) will be entitled to indemnification from the company, as defined in the agreement, as applicable for any loss, damage or claim incurred by the covered person by reason of any act or omission performed or omitted by the covered person in good faith on behalf of the company and in a manner reasonably believed to be within the scope of authority conferred on the covered person by the operating agreement; provided, however, that any indemnity will be provided out of and to the extent of company assets only, and no covered person will have any personal liability on account thereof.

Indemnification under the California Corporations Code

Dyn Marine Services LLC, a guarantor of the New Notes, is a limited liability corporation organized under the laws of the state of California. Section 17003 of the California Corporations Code allows a limited liability company to indemnify or hold harmless any person, subject to any limitations contained in the articles of organization and to compliance with the Corporations Code and any other applicable laws. Except for a breach of the fiduciary duties a manager owes to the limited liability company and to its members (which are those of a partner to a partnership and to the partners of the partnership), the articles of organization or written operating agreement of a limited liability company may provide for indemnification of any person, including, without limitation, any manager, member, officer, employee, or agent of the limited liability company, against judgments, settlements, penalties, fines, or expenses of any kind incurred as a result of acting in that capacity. A limited liability company has the power to purchase and maintain insurance on behalf of any manager, member, officer, employee, or agent of the limited liability company against any liability asserted against or incurred by the person in that capacity or arising out of the person’s status as a manager, member, officer, employee, or agent of the limited liability company.

Indemnification Under the Operating Agreement of Dyn Marine Services LLC

The Operating Agreement of Dyn Marine Services LLC provides that, to the fullest extent permitted by law, the Manager, a Member, any affiliate of the Manager or Member, any officers, directors, shareholders, partners, members, employees, representatives or agents of the Manager or a Member, or their respective affiliates, or any employee or agent of the Company or its affiliates is entitled to indemnification from the Company for any loss, damage or claim incurred by such person by reason of any act or omission performed or omitted by such person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such person by the operating agreement of Dyn Marine Services LLC; provided, however, that any indemnity shall be provided out of and to the extent of Company assets only, and no covered person will have any personal liability on account thereof.

Indemnification under the Nevada Revised Statutes

DTS Aviation Services LLC, a guarantor of the New Notes, is a limited liability corporation organized under the laws of the state of Nevada. Section 86.421 of the Nevada Revised Statutes, or NRS, permits a limited liability company to indemnify any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the limited liability company), by reason of being or having been a manager, member, employee or agent of the limited liability company or serving in certain capacities at the request of the limited liability company. As with corporations, indemnification may include attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person to be indemnified. A limited liability company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the limited liability company to procure a judgment in its favor by reason of being or having been a manager, member, employee or agent of the limited liability company or serving in certain capacities at the request of the limited liability company except that indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the limited liability company or for amounts paid in settlement to the limited liability company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. In either case, however, to be entitled to indemnification, the person to be indemnified must have acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the limited liability company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 86.431 of the NRS also provides that to the extent a manager, member, employee or agent of a limited liability has been successful on the merits or otherwise in defense of any such action, he or she must be indemnified by the limited liability company against expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense.

Section 86.441 of the NRS permits a limited liability company, in its articles of organization, operating agreement or other agreement, to provide for the payment of expenses incurred by members or managers in defending any civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

Section 86.461 of the NRS permits a limited liability to purchase and maintain insurance or make other financial arrangements on behalf of the limited liability company’s managers, members employees or agents, or any persons serving in certain capacities at the request of the limited liability company, for any liability and expenses incurred by them in their capacities as managers, members, employees or agents or arising out of their status as such, whether or not the limited liability company has the authority to indemnify him, her or them against such liability and expenses.

Indemnification Under the Operating Agreement of DTS Aviation Services LLC

The Operating Agreement of DTS Aviation Services LLC provides that, to the fullest extent permitted by law, the Manager, a Member, any affiliate of the Manager or Member, any officers, directors, shareholders, partners, members, employees, representatives or agents of the Manager or a Member, or their respective affiliates, or any employee or agent of the Company or its affiliates is entitled to indemnification from the Company for any loss, damage or claim incurred by such person by reason of any act or omission performed or omitted by such person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such person by the operating agreement of DTS Aviation Services LLC; provided, however, that any indemnity shall be provided out of and to the extent of Company assets only, and no covered person will have any personal liability on account thereof.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1	Purchase Agreement, dated as of December 12, 2004, by and among Computer Sciences Corporation, Predecessor DynCorp, Veritas and DI Acquisition	(A)

1.2	First Amendment to Purchase Agreement, dated as of February 11, 2005, by and between Computer Sciences Corporation, Predecessor DynCorp, Veritas and DI Acquisition	(A)

3.1	Certificate of Formation of DynCorp International LLC	(A)

3.2	Amended and Restated Operating Agreement of DynCorp International LLC	(A)

3.3	Certificate of Incorporation of DIV Capital Corporation	(A)

3.4	Bylaws of DIV Capital Corporation	(A)

3.5	Certificate of Formation of DI Finance Sub LLC	(A)

3.6	Limited Liability Company Agreement of DI Finance Sub LLC	(A)

3.7	Certificate of Formation of VCDI Holding LLC	(A)

3.8	Limited Liability Company Operating Agreement of VCDI Holding LLC	(A)

3.9	Certificate of Formation of DIV Holding LLC	(A)

3.10	Amended and Restated Limited Liability Company Operating Agreement of DIV Holding LLC	(A)

3.11	Certificate of Formation of DTS Aviation Services LLC	(A)

3.12	Limited Liability Company Operating Agreement of DTS Aviation Services LLC	(A)

3.13	Certificate of Formation of DynCorp Aerospace Operations LLC	(A)

3.14	Limited Liability Company Agreement of DynCorp Aerospace Operations LLC	(A)

3.15	Certificate of Formation of DynCorp International of Nigeria LLC	(A)

3.16	Limited Liability Company Agreement of DynCorp International of Nigeria LLC	(A)

3.17	Articles of Organization of DynCorp International Services LLC	(A)

3.18	Limited Liability Company Agreement of DynCorp International Services LLC	(A)

3.19	Articles of Organization—Conversion of Dyn Marine Services LLC	(A)

3.20	Limited Liability Company Agreement of Dyn Marine Services LLC	(A)

3.21	Articles of Organization Dyn Marine Services of Virginia LLC	(A)

3.22	Limited Liability Company Agreement of Dyn Marine Services of Virginia LLC	(A)

3.23	Certificate of Formation of Services International Limited	(A)

3.24	Limited Liability Company Agreement of Services International Limited	(A)

3.25	Certificate of Formation of Worldwide Humanitarian Services LLC	(A)

3.26	Amended and Restated Limited Liability Company Agreement of Worldwide Humanitarian Services LLC	(A)

4.1	Indenture dated February 11, 2005 by and among DynCorp International LLC, DIV Capital Corporation, the Guarantors and The Bank of New York, as Trustee	(A)

4.2	Supplemental Indenture dated May 6, 2005 among DynCorp International of Nigeria LLC, DynCorp International LLC, DIV Capital Corporation, the Guarantors and The Bank of New York, as Trustee	(A)

4.3	Form of 9.500% Senior Subordinated Notes due 2013 (included in Exhibit 4.1)	(A)

4.4	Exchange and Registration Rights Agreement, dated February 11, 2005, among DynCorp International LLC, DIV Capital Corporation, the Guarantors and the Initial Purchasers	(A)

Exhibit Number		Description
4.5		Form of Guarantee (included in Exhibit 4.1)	(A)

5.1		Opinion of Schulte Roth & Zabel LLP	(A)

10.1		Securities Purchase Agreement, dated as of February 1, 2005 among DynCorp International LLC and DIV Capital Corporation, and Goldman, Sachs & Co., Bear, Stearns & Co. Inc. as Initial Purchasers	(A)

10.2		Credit and Guaranty Agreement, dated as of February 11, 2005, by and among Finance, DI Acquisition and the other Guarantors party thereto, various Lenders party thereto, Goldman Sachs Credit Partners L.P., Bear Stearns Corporate Lending Inc., Bear, Stearns & Co. Inc., and Bank of America, N.A.	(A)

10.3		Pledge and Security Agreement, dated as of February 11, 2005, among VCDI, DI Acquisition Corp., DynCorp International LLC, DIV Capital Corporation, and DTS Aviation Services LLC, DynCorp Aerospace Operations LLC, DynCorp International Services LLC, Dyn Marine Services LLC, Dyn Marine Services of Virginia LLC, Services International LLC, Worldwide Humanitarian Services LLC, Guarantors, and Goldman Sachs Credit Partners L.P. as Collateral Agent	(A)

10.4		Revolving Loan Note, issued by DynCorp International LLC under the SPA dated February 1, 2005	(A)

10.5	*	Settlement and Amendment Agreement, dated October 27, 2005, by and among Computer Sciences Corporation, DynCorp, CSC Applied Technology, LLC, The Veritas Capital Fund II, L.P., DynCorp International Inc., and DynCorp International LLC.

12.1		Statement Re: computation of ratios	(A)

21.1		List of subsidiaries of DynCorp International LLC	(A)

23.1	*	Consent of Deloitte & Touche LLP

23.2		Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)	(A)

24.1		Power of Attorney (included on Signature Page of initial filing)

25.1	*	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York, as Trustee

99.1		Form of Letter of Transmittal	(A)

99.2		Form of Notice of Guaranteed Delivery for Outstanding 9.500% Senior Subordinated Notes due 2013, Series A, in exchange for 9.500% Senior Subordinated Notes due 2013, Series B	(A)

*	Filed herewith.
(A)	Previously filed as an exhibit to Amendment No. 1 to the Issuer’s Registration Statement on Form S-4 (File No. 333-127343) filed September 27, 2005.

Item 22. Undertakings.

The undersigned Registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrants hereby undertake that:

(1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) Every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned Registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by then is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, DynCorp International LLC has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on the 28th day of October, 2005.

DYNCORP INTERNATIONAL LLC

By:	/S/ STEPHEN J. CANNON
	Name:	Stephen J. Cannon
	Title:	Chief Executive Officer (principal executive officer)

Date: October 28, 2005

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ STEPHEN J. CANNON Stephen J. Cannon	Chief Executive Officer (principal executive officer)	October 28, 2005

/S/ MICHAEL J. THORNE Michael J. Thorne	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	October 28, 2005

/S/ ROBERT B. MCKEON Robert B. McKeon	Sole Manager	October 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, DIV Capital Corporation has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on the 28 day of October, 2005.

DIV CAPITAL CORPORATION

By:	/S/ STEPHEN J. CANNON
	Name:	Stephen J. Cannon
	Title:	President and Chief Executive Officer (principal executive officer)

Date: October 28, 2005

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ STEPHEN J. CANNON Stephen J. Cannon	President and Chief Executive Officer (principal executive officer)	October 28, 2005

/S/ MICHAEL J. THORNE Michael J. Thorne	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	October 28, 2005

/S/ ROBERT B. MCKEON Robert B. McKeon	Sole Director	October 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Irving, State of Texas, on the 28th day of October, 2005.

DTS AVIATION SERVICES LLC

DYNCORP AEROSPACE OPERATIONS LLC

DYNCORP INTERNATIONAL OF NIGERIA LLC

DYNCORP INTERNATIONAL SERVICES LLC

DYN MARINE SERVICES LLC

DYN MARINE SERVICES OF VIRGINIA LLC

SERVICES INTERNATIONAL LIMITED LLC

WORLDWIDE HUMANITARIAN SERVICES LLC

By:	/S/ STEPHEN J. CANNON
	Name:	Stephen J. Cannon
	Title:	President and Chief Executive Officer (principal executive officer)

Date: October 28, 2005

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ STEPHEN J. CANNON Stephen J. Cannon	President and Chief Executive Officer (principal executive officer)	October 28, 2005

/S/ MICHAEL J. THORNE Michael J. Thorne	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	October 28, 2005

EXHIBIT INDEX

Exhibit Number	Description
1.1	Purchase Agreement, dated as of December 12, 2004, by and among Computer Sciences Corporation, Predecessor DynCorp, Veritas and DI Acquisition	(A)

1.2	First Amendment to Purchase Agreement, dated as of February 11, 2005, by and between Computer Sciences Corporation, Predecessor DynCorp, Veritas and DI Acquisition	(A)

3.1	Certificate of Formation of DynCorp International LLC	(A)

3.2	Amended and Restated Operating Agreement of DynCorp International LLC	(A)

3.3	Certificate of Incorporation of DIV Capital Corporation	(A)

3.4	Bylaws of DIV Capital Corporation	(A)

3.5	Certificate of Formation of DI Finance Sub LLC	(A)

3.6	Limited Liability Company Agreement of DI Finance Sub LLC	(A)

3.7	Certificate of Formation of VCDI Holding LLC	(A)

3.8	Limited Liability Company Operating Agreement of VCDI Holding LLC	(A)

3.9	Certificate of Formation of DIV Holding LLC	(A)

3.10	Amended and Restated Limited Liability Company Operating Agreement of DIV Holding LLC	(A)

3.11	Certificate of Formation of DTS Aviation Services LLC	(A)

3.12	Limited Liability Company Operating Agreement of DTS Aviation Services LLC	(A)

3.13	Certificate of Formation of DynCorp Aerospace Operations LLC	(A)

3.14	Limited Liability Company Agreement of DynCorp Aerospace Operations LLC	(A)

3.15	Certificate of Formation of DynCorp International of Nigeria LLC	(A)

3.16	Limited Liability Company Agreement of DynCorp International of Nigeria LLC	(A)

3.17	Articles of Organization of DynCorp International Services LLC	(A)

3.18	Limited Liability Company Agreement of DynCorp International Services LLC	(A)

3.19	Articles of Organization—Conversion of Dyn Marine Services LLC	(A)

3.20	Limited Liability Company Agreement of Dyn Marine Services LLC	(A)

3.21	Articles of Organization of Dyn Marine Services of Virginia LLC	(A)

3.22	Limited Liability Company Agreement of Dyn Marine Services of Virginia LLC	(A)

3.23	Certificate of Formation of Services International Limited	(A)

3.24	Limited Liability Company Agreement of Services International Limited	(A)

3.25	Certificate of Formation of Worldwide Humanitarian Services LLC	(A)

3.26	Amended and Restated Limited Liability Company Agreement of Worldwide Humanitarian Services LLC	(A)

4.1	Indenture dated February 11, 2005 by and among DynCorp International LLC, DIV Capital Corporation, the Guarantors and The Bank of New York, as Trustee	(A)

4.2	Supplemental Indenture dated May 6, 2005 among DynCorp International of Nigeria LLC, DynCorp International LLC, DIV Capital Corporation, the Guarantors and The Bank of New York, as Trustee	(A)

4.3	Form of 9.500% Senior Subordinated Notes due 2013 (included in Exhibit 4.1)	(A)

4.4	Exchange and Registration Rights Agreement, dated February 11, 2005, among DynCorp International LLC, DIV Capital Corporation, the Guarantors and the Initial Purchasers	(A)

Exhibit Number		Description
4.5		Form of Guarantee (included in Exhibit 4.1)	(A)

5.1		Opinion of Schulte Roth & Zabel LLP	(A)

10.1		Securities Purchase Agreement, dated as of February 1, 2005 among DynCorp International LLC and DIV Capital Corporation, and Goldman, Sachs & Co., Bear, Stearns & Co. Inc. as Initial Purchasers	(A)

10.2		Credit and Guaranty Agreement, dated as of February 11, 2005, by and among Finance, DI Acquisition and the other Guarantors party thereto, various Lenders party thereto, Goldman Sachs Credit Partners L.P., Bear Stearns Corporate Lending Inc., Bear, Stearns & Co. Inc., and Bank of America, N.A.	(A)

10.3		Pledge and Security Agreement, dated as of February 11, 2005, among VCDI, DI Acquisition Corp., DynCorp International LLC, DIV Capital Corporation, and DTS Aviation Services LLC, DynCorp Aerospace Operations LLC, DynCorp International Services LLC, Dyn Marine Services LLC, Dyn Marine Services of Virginia LLC, Services International LLC, Worldwide Humanitarian Services LLC, Guarantors, and Goldman Sachs Credit Partners L.P. as Collateral Agent	(A)

10.4		Revolving Loan Note, issued by DynCorp International LLC under the SPA dated February 1, 2005	(A)

10.5	*	Settlement and Amendment Agreement, dated October 27, 2005, by and among Computer Sciences Corporation, DynCorp, CSC Applied Technology, LLC, The Veritas Capital Fund II, L.P., DynCorp International Inc., and DynCorp International LLC.

12.1		Statement Re: computation of ratios	(A)

21.1		List of subsidiaries of DynCorp International LLC	(A)

23.1	*	Consent of Deloitte & Touche LLP

23.2		Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)	(A)

24.1		Power of Attorney (included on Signature Page of initial filing)

25.1	*	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York, as Trustee

99.1		Form of Letter of Transmittal	(A)

99.2		Form of Notice of Guaranteed Delivery for Outstanding 9.500% Senior Subordinated Notes due 2013, Series A, in exchange for 9.500% Senior Subordinated Notes due 2013, Series B	(A)

*	Filed herewith.

(A)	Previously filed as an exhibit to Amendment No. 1 to the Issuer’s Registration Statement on Form S-4 (File No. 333-127343) filed September 27, 2005.